
OLD MUTUAL®
Funds II

Old Mutual Funds II

ANNUAL REPORT

March 31, 2009

Equity Funds
Old Mutual Advantage Growth Fund
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Columbus Circle Technology and
    Communications Fund
Old Mutual Discover Value Fund
Old Mutual Focused Fund
Old Mutual Growth Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Growth Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds offer Class A, Class C, Class Z and Institutional Class shares of most Funds. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Dwight Intermediate Fixed Income Fund, 3.00% for Dwight Short Term Fixed Income Fund and none for Cash Reserves Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of March 31, 2009, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of March 31, 2009 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology and real estate sectors have been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. government and other higher-quality bonds. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Old Mutual Cash Reserves Fund has elected to participate in the Temporary Guarantee Program for money market funds established by the U.S. Treasury Department. Refer to Note 2 in the Notes to Financial Statements for further discussion.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. By engaging in certain derivative strategies or investing the proceeds received from selling securities sold short, a Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value greater than without the use of leverage, which could result in increased volatility of returns. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Barclays Capital U.S. Aggregate Bond Index (formerly known as Lehman Brothers U.S. Aggregate Index)

The unmanaged Barclays Capital U.S. Aggregate Bond Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Barclays Capital U.S. Corporate High-Yield Bond Index (formerly known as Lehman Brothers U.S. Corporate High-Yield Index)

The Barclays Capital U.S. Corporate High-Yield Bond Index is an unmanaged portfolio of corporate bonds constructed with a rules-based methodology to mirror the U.S. high yield debt market. Performance data for the index includes reinvested income.

Barclays Capital U.S. Intermediate Aggregate Bond Index (formerly known as Lehman Brothers Intermediate U.S. Aggregate Index)

The Barclays Capital Intermediate U.S. Aggregate Bond Index is an unmanaged index of fixed-income securities with medium term durations. The unmanaged index is market-value weighted inclusive of accrued interest.

Wilshire U.S. Real Estate Securities Index (formerly known as Dow Jones Wilshire Real Estate Securities Index)

The unmanaged Wilshire U.S. Real Estate Securities Index is a market weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

Lipper Money Market Funds Average

Funds that by portfolio practice invest in money market instruments with an average maturity of less than 6 months, including commercial paper, floating rate notes, certificates of deposit, and cash deposits. The Lipper Money Market Funds Average represents the average performance of 331 mutual funds (as of March 31, 2009) classified by Lipper, Inc. in the Money Market category.

Merrill Lynch 1-3 Year U.S. Treasuries Index

The Merrill Lynch 1-3 Year U.S. Treasuries Index is a capitalization weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum outstanding of $1 billion.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index is a price-weighted index of the top 100 U.S. technology stocks from major industries within the technology sector.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 1000® Value Index

The Russell 1000® Value Index measures the performance of those Russell 1000® companies with lower price-to-book ratios and lower expected growth values.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 2000® Value Index

The unmanaged Russell 2000® Value Index measures the performance of those Russell 2000® Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Russell Midcap® Value Index

Russell Midcap® Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The stocks are also members of the Russell 1000® Value Index.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Standard & Poor's MidCap 400 Index

The unmanaged Standard & Poor's MidCap 400 ("S&P MidCap 400") Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Index returns and statistical data included in this report are provided by Bloomberg and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The fiscal year ended March 31, 2009 has been an extraordinary investment period marked by remarkable share price volatility and unprecedented levels of federal government intervention in financial markets. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. Americans experienced losses associated with their home values as well as their retirement savings. Equity markets were weak across the board, without regard to market capitalization or investment style. U.S. stocks, as measured by the S&P 500 Index, declined by (38.09)% for the one-year period ended March 31, 2009. The global economic outlook also remained negative as declining interest rates, declining consumer demand, fluctuating currency markets, fluctuating energy prices and earnings downgrades resulted in both a loss of confidence among investors and increased risk aversion. Fixed income market conditions were also volatile this year and U.S. Treasury yields reached record lows.

The economic and financial events that unfolded this year were extraordinary and presented Old Mutual Capital, Inc. with a daunting backdrop in which to manage portfolios. Commodities and energy prices spiked early in the fiscal year with oil hitting an all time high just below $150 a barrel. Prices plunged later in the fiscal year with oil bottoming out below $40 a barrel. Many companies struggled to raise cash as financing options were virtually non-existent. Despite the U.S. Federal Reserve Board's efforts to provide ample liquidity, as the massive deleveraging continued, some of the nation's oldest financial institutions faced solvency issues which forced them into bankruptcy, government control or a merger with a stronger competitor. Led by the U.S., global economies fell further into a recession.

Despite this challenging environment, many investors found renewed confidence in the stimulus programs promised by the Obama Administration, legislative action of the U.S. Congress and an ever expanding series of rescue packages from the U.S. Treasury and U.S. Federal Reserve Board. Announcements by Citigroup, JP Morgan Chase and Bank of America that all three firms were profitable in January and February 2009 sparked a market rally. Additionally, an improvement in existing home sales from January to February 2009 appeared to signal that the damaged housing market may be showing signs of stabilizing.

Old Mutual Capital, Inc. believes that current policy response may help the global economy start to recover, although it expects to see higher than normal volatility. Old Mutual Capital, Inc. also believes that although it may take some time to play out, strong long-term opportunities may be available to patient investors, and when the economy nears the end of this recession, those investors could be rewarded.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in the Old Mutual Funds II portfolios. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds II

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OLD MUTUAL ADVANTAGE GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ashfield Capital Partners, LLC[1]

Performance Highlights

• *For the fiscal year ended March 31, 2009, the Old Mutual Advantage Growth Fund (the "Fund") underperformed its benchmark, the Russell 1000® Growth Index. The Fund's Institutional Class shares posted a (37.02)% return versus a (34.28)% return for the benchmark.*

• *Stock selection in consumer discretionary and financials contributed positively to the Fund's performance, as did an underweight in utilities. The Fund's overweight position in materials and stock selection in energy detracted from performance during the year. Furthermore, as investors began to favor more defensive sectors, such as consumer staples, the Fund's underweight position in this area also hurt performance.*

• *Among the individual stocks that contributed to Fund performance were Family Dollar Stores, an operator of variety stores offering discount merchandise, Dolby Laboratories, a developer of technologies for the entertainment industry, and Cerner, a health care information technology firm.*

• *Consumer goods conglomerate Procter & Gamble, computer hardware manufacturer Apple, and oil and gas exploration company Smith International, detracted from Fund performance.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Advantage Growth Fund (the "Fund") underperformed its benchmark, the Russell 1000® Growth Index (the "Index"). The Fund's Institutional Class shares posted a (37.02)% return versus a (34.28)% return for the benchmark.

Q. What investment environment did the Fund face during the past year?

A. This past year was one of the worst years in the history of the financial markets. On the consumer front, the loss of jobs and wealth weighed heavily on consumption, and frugality remained the order of the day. Nonetheless, there were signs that suggested the worst may be over. With several relief packages, a $787 billion stimulus package and an ongoing effort to bolster confidence, the U.S. Federal Reserve Board indicated that a domestic economic recovery may be underway. These efforts appear to have had some success in improving market sentiment.

Q. Which market factors influenced the Fund's relative performance?

A. The very difficult economic environment throughout most of the period presented investors with many challenges. There was no place for fully invested equity investors to hide as every economic sector in the Index posted double digit negative returns during the year. Stock selection was the biggest detractor to performance while sector allocation was positive given the Fund's allocation to cash.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in consumer discretionary and financials contributed positively to the Fund's performance, as did an underweight in utilities. The Fund's overweight position in materials and stock selection in energy detracted from performance during the year. Furthermore, as investors began to favor more defensive sectors, such as consumer staples, the Fund's underweight position in this area also hurt performance.

Among the individual stocks that contributed to Fund performance were Family Dollar Stores, an operator of variety stores offering discount merchandise, Dolby Laboratories, a developer of technologies for the entertainment industry, and Cerner, a health care information technology firm. Family Dollar Stores reported better than expected earnings results for fourth quarter 2008 as U.S. consumers frequented discount retailers as a way to save money during the recession. Dolby Laboratories saw their licensing-based business model more insulated than others during the economic downturn and reported higher than expected earnings results. Cerner beat earnings and revenue expectations and may see new business from government stimulus plans. On the other side of the equation, consumer goods conglomerate Procter & Gamble, computer hardware manufacturer Apple, and oil and gas exploration company Smith International, detracted from Fund performance. Procter & Gamble was hurt due to disappointing earnings results for the second fiscal quarter. Apple was hurt by the perception that weak consumer spending will cause declines in sales, as well as rumors surrounding the health of its Chief Executive Officer. Smith International saw its stock price decline with the decline in oil prices. In addition, as the demand for oil abated with the global economic downturn, the demand for the company's services contracted.

Q. What is the investment outlook for the large-cap growth equity market?

A. Ashfield Capital Partners, LLC ("Ashfield") notes that periods of economic weakness have previously been accompanied by increases in market volatility, allowing for active managers to typically outperform passive strategies. Ashfield believes quality companies with sound balance sheets, large cash positions and a history or ability to pay dividends are likely to outperform the market in 2009. Ashfield believes many opportunities will likely present themselves in the next bull market including infrastructure spending, the evolution of technology bringing further advancements in communications and entertainment, and lastly, health care reform which may provide opportunities for companies to engage in cost containment and scientific advancement. Ashfield continues to believe that as the economy recovers from the recession, larger diversified growth companies may outperform. Ashfield believes information technology and consumer discretionary will likely continue to be investment themes with the greatest opportunity. Ashfield believes the greatest uncertainties facing the financial markets are the speed and degree of success policymakers will have combating the recession, and the length and depth of the recession, as well as geopolitical issues. In Ashfield's opinion, these factors present the most concern going forward for stocks in general, but especially growth stocks and their absolute performance.

Top Ten Holdings as of March 31, 2009	
Qualcomm	3.0%
McDonald's	2.8%
International Business Machines	2.8%
Monsanto	2.7%
Abbott Laboratories	2.6%
Microsoft	2.5%
Cisco Systems	2.5%
Apple	2.5%
PepsiCo	2.4%
Amgen	2.4%
As a % of Total Fund Investments	26.2%

[1] At the Fund's inception date of November 19, 2007, Ashfield Capital Partners, LLC and Provident Investment Counsel, LLC ("Provident") were co-sub-advisers to the Fund pursuant to separate sub-advisory agreements. Effective October 13, 2008, the Fund's assets managed by Provident were transferred to Ashfield, and effective December 1, 2008, the sub-advisory agreement with Provident was terminated. On December 5, 2008, Provident changed its name to 300 North Capital, LLC.

Advantage Growth Fund

OLD MUTUAL ADVANTAGE GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	(37.02)%	(35.82)%
Russell 1000® Growth Index	11/19/07	(34.28)%	(30.61)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Prior to October 13, 2008, the Fund was co-managed by Ashfield Capital Partners, LLC and Provident Investment Counsel, LLC (now known as 300 North Capital, LLC), and the Fund's performance prior to this date may not be indicative of how the Fund will perform in the future.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the December 9, 2008 prospectus) are 1.20% and 1.00%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 99.1%		
Agricultural Chemicals — 2.6%		
Monsanto	8,273	$ 688
Total Agricultural Chemicals		688
Applications Software — 2.5%		
Microsoft	35,335	649
Total Applications Software		649
Athletic Footwear — 1.4%		
Nike, Cl B	7,645	359
Total Athletic Footwear		359
Beverages-Non-Alcoholic — 2.4%		
PepsiCo	12,225	629
Total Beverages-Non-Alcoholic		629
Brewery — 1.7%		
Cia de Bebidas das Americas ADR	9,515	454
Total Brewery		454
Cable/Satellite TV — 1.9%		
DIRECTV Group*	21,249	484
Total Cable/Satellite TV		484
Chemicals-Specialty — 1.8%		
Ecolab	13,305	462
Total Chemicals-Specialty		462
Computer Services — 2.3%		
Accenture, Cl A	10,485	288
Cognizant Technology Solutions, Cl A*	14,920	310
Total Computer Services		598
Computers — 6.9%		
Apple*	6,080	639
Hewlett-Packard	13,840	444
International Business Machines	7,410	718
Total Computers		1,801
Consulting Services — 1.3%		
FTI Consulting*	6,770	335
Total Consulting Services		335
Consumer Products-Miscellaneous — 1.6%		
Clorox	8,125	418
Total Consumer Products-Miscellaneous		418
Cosmetics & Toiletries — 2.2%		
Procter & Gamble	12,375	583
Total Cosmetics & Toiletries		583

Description	Shares	Value (000)
Disposable Medical Products — 2.3%		
C.R. Bard	7,400	$ 590
Total Disposable Medical Products		590
Diversified Manufacturing Operations — 2.4%		
Danaher	4,945	268
Illinois Tool Works	11,440	353
Total Diversified Manufacturing Operations		621
E-Commerce/Services — 1.7%		
priceline.com*	5,755	453
Total E-Commerce/Services		453
Electric Products-Miscellaneous — 1.3%		
Emerson Electric	11,950	342
Total Electric Products-Miscellaneous		342
Electronic Components-Semiconductors — 3.5%		
Intel	29,950	451
Texas Instruments	27,350	452
Total Electronic Components-Semiconductors		903
Energy-Alternate Sources — 0.5%		
Covanta Holding*	9,935	130
Total Energy-Alternate Sources		130
Engineering/R&D Services — 3.7%		
ABB ADR	22,780	318
Aecom Technology*	9,910	258
Jacobs Engineering Group*	9,960	385
Total Engineering/R&D Services		961
Enterprise Software/Services — 1.5%		
SAP ADR	11,374	401
Total Enterprise Software/Services		401
Fiduciary Banks — 3.5%		
Northern Trust	7,811	467
State Street	14,385	443
Total Fiduciary Banks		910
Finance-Investment Banker/Broker — 0.9%		
Charles Schwab	14,860	230
Total Finance-Investment Banker/Broker		230
Industrial Audio & Video Products — 1.1%		
Dolby Laboratories, Cl A*	8,200	280
Total Industrial Audio & Video Products		280
Industrial Gases — 2.4%		
Praxair	9,098	612
Total Industrial Gases		612

OLD MUTUAL ADVANTAGE GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Shares	Value (000)
Instruments-Scientific — 1.1%		
Thermo Fisher Scientific*	8,075	$ 288
Total Instruments-Scientific		288
Investment Management/Advisory Services — 1.7%		
T Rowe Price Group	15,326	442
Total Investment Management/Advisory Services		442
Machinery-Farm — 0.3%		
AGCO*	4,085	80
Total Machinery-Farm		80
Machinery-Pumps — 1.2%		
Flowserve	5,695	320
Total Machinery-Pumps		320
Medical Information Systems — 1.6%		
Cerner*	9,262	407
Total Medical Information Systems		407
Medical Products — 6.8%		
Henry Schein*	14,395	576
Johnson & Johnson	11,525	606
Stryker	7,235	246
Varian Medical Systems*	10,908	332
Total Medical Products		1,760
Medical-Biomedical/Genetic — 2.4%		
Amgen*	12,380	613
Total Medical-Biomedical/Genetic		613
Medical-Drugs — 2.5%		
Abbott Laboratories	13,885	662
Total Medical-Drugs		662
Networking Products — 2.5%		
Cisco Systems*	38,681	649
Total Networking Products		649
Oil Companies-Exploration & Production — 1.6%		
Southwestern Energy*	13,665	406
Total Oil Companies-Exploration & Production		406
Oil Field Machinery & Equipment — 3.2%		
Cameron International*	17,705	388
National Oilwell Varco*	15,715	451
Total Oil Field Machinery & Equipment		839

Description	Shares	Value (000)
Oil-Field Services — 3.2%		
Halliburton	16,330	$ 253
Schlumberger	8,171	332
Smith International	11,740	252
Total Oil-Field Services		837
Pharmacy Services — 1.8%		
Express Scripts*	9,990	461
Total Pharmacy Services		461
Retail-Computer Equipment — 1.7%		
GameStop, Cl A*	15,910	446
Total Retail-Computer Equipment		446
Retail-Discount — 3.9%		
Family Dollar Stores	16,685	557
Wal-Mart Stores	8,575	447
Total Retail-Discount		1,004
Retail-Restaurants — 2.8%		
McDonald's	13,380	730
Total Retail-Restaurants		730
Telecommunications Equipment — 1.2%		
Harris	10,520	305
Total Telecommunications Equipment		305
Transport-Rail — 1.1%		
Union Pacific	6,995	288
Total Transport-Rail		288
Web Portals/ISP — 2.2%		
Google, Cl A*	1,674	583
Total Web Portals/ISP		583
Wireless Equipment — 2.9%		
Qualcomm	19,615	763
Total Wireless Equipment		763
Total Common Stock (Cost $31,182)		25,776
Total Investments — 99.1% (Cost $31,182)		25,776
Other Assets and Liabilities, Net — 0.9%		230
Total Net Assets — 100.0%		$ 26,006

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

Old Mutual Analytic U.S. Long/Short Fund

Management Overview (Unaudited)

Sub-Adviser: Analytic Investors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 Index ("Index"). The Fund's Class Z shares posted a (39.91)% return versus a (38.09)% return for the benchmark. Performance for all share classes can be found on page 13.

Q. What investment environment did the Fund face during the past year?

A. Investor behavior during the second quarter of 2008 was consistent with past periods. As a result, the investment process of Analytic Investors, LLC ("Analytic") emphasized companies with attractive valuation characteristics. As the nature of the market changed in the middle of July 2008, however, Analytic saw a complete reversal of trends and a lack of persistency through the remainder of the year. The failure of some of the world's largest financial institutions weighed heavily on the stock market. The defeat of the Emergency Economic Stabilization Act of 2008 in the U.S. House of Representatives sparked a sharp drop in the market, erasing more than $1 trillion in equity market value. The steep one-day decline harmed stock returns for the year. Sullied by the credit crisis and dismal economic outlook during the later portion of 2008, historic aberrations in the stock market continued with the greatest number of over 4% daily moves on record, one of the biggest monthly drops ever and the largest uncovered Ponzi scheme in history. Wall Street closed out 2008 as the worst year since 1931.

At the end of the Fund's fiscal year, the Index bounced back as investors applauded a positive earnings report from Citigroup, the U.S. Federal Reserve Board's stimulus efforts and the unveiling of the government's plan to unload toxic debt.

Q. Which market factors influenced the Fund's relative performance?

A. Analytic's process is based on the premise that investor behavior changes, but changes slowly, and is fairly persistent from month to month. Thus, market inconsistency presented a challenging environment to add value. An emphasis on companies with positive return on assets and above average historical earnings to price ratios contributed positively to performance as these factors were rewarded by investors over the year. However, positive tilts toward companies with above average price momentum and attractive sales to price ratios detracted from overall performance, as these characteristics were penalized by investors over the year. A de-emphasis on companies with attractive analyst dispersion and those companies with high financial leverage contributed positively to performance as investors penalized these measures during the year. Negative tilts on companies with attractive growth in valuation and high dividend yielding companies detracted from performance as these characteristics were rewarded by investors during the year.

Q. How did portfolio composition affect Fund performance?

A. Stock selection within the energy, financials and materials sectors contributed positively to the Fund's performance, while stock selection in the health care, information technology and utilities sectors detracted from the Fund's performance.

Short positions in European television operator Central European Media Enterprises (no longer a Fund holding), aluminum producer Century Aluminum, and weight management service company Weight Watchers International, contributed positively to the Fund's performance. Central European Media Enterprises saw its stock decline as its expected sales numbers fell below the forecast. Century Aluminum saw its share price fall mainly due to fears of falling demand from Chinese buyers and the commodity's price decline sinking beneath the marginal cost of production. Weight

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Analytic U.S. Long/Short Fund (the "Fund") underperformed its benchmark, the S&P 500 Index. The Fund's Class Z shares posted a (39.91)% return versus a (38.09)% return for the benchmark.*
- *Stock selection within the energy, financials and materials sectors contributed positively to the Fund's performance, while stock selection in the health care, information technology and utilities sectors detracted from the Fund's performance.*
- *Short positions in European television operator Central European Media Enterprises (no longer a Fund holding), aluminum producer Century Aluminum, and weight management service company Weight Watchers International, contributed positively to the Fund's performance.*
- *Long positions in electricity provider Reliant Energy, media conglomerate News Corporation (no longer a Fund holding), and NYSE Euronext (no longer a Fund holding), a firm which provides services to financial firms worldwide, detracted from Fund performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Top Ten Holdings as of March 31, 2009	
Exxon Mobil	5.1%
Microsoft	3.9%
Chevron	3.6%
Hewlett-Packard	3.3%
Intel	2.7%
Comcast, Cl A	2.3%
AmerisourceBergen	2.2%
Sysco	2.2%
Charles Schwab	2.1%
Corning	2.0%
As a % of Total Fund Investments*	29.4%

* Top ten holdings are all long positions.

Watchers International experienced a decline in demand as consumer spending dropped off. On the other side of the equation, long positions in electricity provider Reliant Energy, media conglomerate News Corporation (no longer a Fund holding), and NYSE Euronext (no longer a Fund holding), a firm which provides services to financial firms worldwide, detracted from Fund performance. Reliant Energy's shares plummeted as the company cut its 2008 profit forecast due to the impact from Hurricane Ike and lower commodity prices. News Corporation saw its stock price decline when it announced that it expected profits to drop significantly due to weakening advertising markets and financial conditions. NYSE Euronext saw its share price drop when it took a loss due to a write-down on goodwill left over from the merger of NYSE and Euronext.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic intends to continue to emphasize stocks with attractive cash flow to price ratios and asset utilization. Analytic also intends to focus on select companies with above average profit margins, while de-emphasizing companies with higher than average trading volume. Analytic further anticipates continuing to emphasize companies with above average historical earnings to price ratios, while moving away from companies with high financial leverage and above average sales volatility.

Analytic's process is based on the fundamental belief that there is consistency in the types of characteristics investors prefer. If this holds going forward, Analytic believes the Fund could benefit from being properly positioned toward stocks with characteristics favored by investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	(39.91)%	(3.98)%	(2.47)%	5.96%
Class A with load	07/31/03	(43.54)%	(5.36)%	n/a	(2.52)%
Class A without load	07/31/03	(40.12)%	(4.23)%	n/a	(1.50)%
Class C with load	07/31/03	(41.08)%	(4.93)%	n/a	(2.21)%
Class C without load	07/31/03	(40.49)%	(4.93)%	n/a	(2.21)%
Institutional Class	12/20/06[1]	(39.73)%	n/a	n/a	(20.86)%
S&P 500 Index	07/01/93	(38.09)%	(4.76)%	(3.00)%	(5.71)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, LLC and had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.84% and 1.46%; 2.76% and 1.88%; 3.11% and 2.67%; and 1.64% and 1.48%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



13

SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 118.2%		
Aerospace/Defense — 2.5%		
General Dynamics	40,086	$ 1,667
Lockheed Martin	27,093	1,870
Raytheon	26,342	1,026
Total Aerospace/Defense		4,563
Agricultural Chemicals — 0.4%		
Monsanto	64	5
Mosaic	2,112	89
Terra Industries	20,263	569
Total Agricultural Chemicals		663
Agricultural Operations — 2.1%		
Archer-Daniels-Midland	64,348	1,788
Bunge	36,721	2,080
Total Agricultural Operations		3,868
Airlines — 0.9%		
Southwest Airlines	266,578	1,687
Total Airlines		1,687
Applications Software — 4.8%		
Compuware*	16,023	106
Microsoft (D)	466,690	8,573
Salesforce.com*	2,184	71
Total Applications Software		8,750
Auto/Truck Parts & Equipment-Original — 0.1%		
Federal Mogul*	1,047	7
WABCO Holdings	8,183	101
Total Auto/Truck Parts & Equipment-Original		108
Auto-Cars/Light Trucks — 0.4%		
Ford Motor*	271,631	714
Total Auto-Cars/Light Trucks		714
Beverages-Wine/Spirits — 0.2%		
Brown-Forman, Cl B	10,648	413
Total Beverages-Wine/Spirits		413
Broadcast Services/Programming — 0.0%		
Liberty Media - Capital, Ser A*	5,455	38
Total Broadcast Services/Programming		38
Cable/Satellite TV — 3.3%		
Comcast, Cl A (D)	369,564	5,041
DIRECTV Group*	35,673	813
DISH Network, Cl A*	22,830	254
Total Cable/Satellite TV		6,108

Description	Shares	Value (000)
Casino Hotels — 0.2%		
Las Vegas Sands*	12,019	$ 36
MGM Mirage*	162,083	378
Total Casino Hotels		414
Cellular Telecommunications — 0.2%		
NII Holdings*	13,971	210
United States Cellular*	6,614	221
Total Cellular Telecommunications		431
Chemicals-Diversified — 0.9%		
E.I. du Pont de Nemours	67,902	1,516
Rohm and Haas	1,089	86
Total Chemicals-Diversified		1,602
Chemicals-Specialty — 1.9%		
Ashland	296,888	3,067
Ecolab	9,438	328
Total Chemicals-Specialty		3,395
Commercial Banks-Central US — 0.0%		
BOK Financial	906	31
Total Commercial Banks-Central US		31
Commercial Banks-Southern US — 0.5%		
BB&T	54,182	917
Total Commercial Banks-Southern US		917
Commercial Banks-Western US — 0.0%		
Bank of Hawaii	1,655	55
Total Commercial Banks-Western US		55
Commercial Services — 0.6%		
Quanta Services*	43,923	942
Ticketmaster Entertainment*	33,368	123
Total Commercial Services		1,065
Commercial Services-Finance — 4.3%		
H&R Block (D)	165,098	3,003
Lender Processing Services	4,493	137
MasterCard, Cl A	2,412	404
Visa, Cl A (D)	62,338	3,466
Western Union	65,986	829
Total Commercial Services-Finance		7,839
Computer Services — 1.4%		
Accenture, Cl A (D)	93,306	2,565
Total Computer Services		2,565
Computers — 4.5%		
Dell*	94,920	900
Hewlett-Packard (D)	225,441	7,228
International Business Machines	216	21
Total Computers		8,149

Description	Shares	Value (000)
Cosmetics & Toiletries — 1.8%		
Alberto-Culver	6,596	$ 149
Bare Escentuals*	15,979	66
Estee Lauder, Cl A	14,057	346
Procter & Gamble	56,981	2,683
Total Cosmetics & Toiletries		3,244
Distribution/Wholesale — 0.8%		
Ingram Micro, Cl A*	81,852	1,035
Tech Data*	21,410	466
Total Distribution/Wholesale		1,501
Diversified Banking Institution — 1.2%		
Bank of America	258,720	1,764
JPMorgan Chase	14,847	395
Total Diversified Banking Institution		2,159
Diversified Manufacturing Operations — 0.6%		
General Electric	28,289	286
Harsco	40,160	890
Total Diversified Manufacturing Operations		1,176
E-Commerce/Services — 0.8%		
eBay*	116,801	1,467
Total E-Commerce/Services		1,467
Electric Products-Miscellaneous — 0.6%		
Molex	79,560	1,093
Total Electric Products-Miscellaneous		1,093
Electric-Generation — 0.3%		
AES*	92,634	538
Total Electric-Generation		538
Electric-Integrated — 0.9%		
PPL	58,805	1,688
Total Electric-Integrated		1,688
Electronic Components-Miscellaneous — 0.2%		
Jabil Circuit	47,932	266
Tyco Electronics	10,637	117
Total Electronic Components-Miscellaneous		383
Electronic Components-Semiconductors — 5.8%		
Cree*	16,420	386
Intel (D)	391,556	5,893
Intersil, Cl A	5,866	67
Texas Instruments (D)	255,945	4,226
Total Electronic Components-Semiconductors		10,572
Electronic Design Automation — 0.1%		
Synopsys*	9,554	198
Total Electronic Design Automation		198

Description	Shares	Value (000)
Electronic Measuring Instruments — 0.1%		
Agilent Technologies*	13,879	$ 213
Total Electronic Measuring Instruments		213
Engineering/R&D Services — 4.3%		
Fluor (D)	82,973	2,867
Jacobs Engineering Group*	59,818	2,313
KBR (D)	188,140	2,598
Total Engineering/R&D Services		7,778
Entertainment Software — 1.1%		
Electronic Arts*	107,609	1,957
Total Entertainment Software		1,957
Fiduciary Banks — 4.1%		
Bank of New York Mellon (D)	118,183	3,339
Northern Trust	40,085	2,398
State Street	56,646	1,744
Total Fiduciary Banks		7,481
Finance-Credit Card — 0.1%		
Discover Financial Services	19,218	121
Total Finance-Credit Card		121
Finance-Investment Banker/Broker — 2.5%		
Charles Schwab (D)	290,935	4,509
Total Finance-Investment Banker/Broker		4,509
Financial Guarantee Insurance — 0.2%		
MBIA*	84,940	389
Total Financial Guarantee Insurance		389
Food-Dairy Products — 0.1%		
Dean Foods*	12,565	227
Total Food-Dairy Products		227
Food-Meat Products — 1.6%		
Hormel Foods	8,763	278
Tyson Foods, Cl A (D)	290,047	2,724
Total Food-Meat Products		3,002
Food-Miscellaneous/Diversified — 0.1%		
Corn Products International	12,559	266
Total Food-Miscellaneous/Diversified		266
Food-Wholesale/Distribution — 2.6%		
Sysco (D)	205,317	4,681
Total Food-Wholesale/Distribution		4,681
Health Care Cost Containment — 1.8%		
McKesson (D)	93,462	3,275
Total Health Care Cost Containment		3,275

Old Mutual Analytic U.S. Long/Short Fund — continued

Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Hospital Beds/Equipment — 0.1%		
Hill-Rom Holdings	25,355	$ 251
Total Hospital Beds/Equipment		251
Hotels & Motels — 0.1%		
Starwood Hotels & Resorts Worldwide	16,328	207
Total Hotels & Motels		207
Independent Power Producer — 1.9%		
Calpine*	218,568	1,488
Mirant*	77,608	885
NRG Energy*	56,426	993
Reliant Energy*	54,640	174
Total Independent Power Producer		3,540
Internet Content-Information/News — 0.0%		
WebMD Health, Cl A*	966	22
Total Internet Content-Information/News		22
Investment Management/Advisory Services — 2.9%		
Blackrock	11,593	1,508
Janus Capital Group	327,083	2,175
T Rowe Price Group	55,117	1,591
Total Investment Management/Advisory Services		5,274
Life/Health Insurance — 1.4%		
Aflac	111,955	2,167
Principal Financial Group	37,569	307
Total Life/Health Insurance		2,474
Machinery-Farm — 1.3%		
AGCO*	118,242	2,318
Total Machinery-Farm		2,318
Medical Products — 1.7%		
Johnson & Johnson	9,120	480
Stryker	75,646	2,575
Zimmer Holdings*	4,024	147
Total Medical Products		3,202
Medical-Biomedical/Genetic — 2.0%		
Amgen*	39,011	1,932
Gilead Sciences*	36,470	1,689
Total Medical-Biomedical/Genetic		3,621
Medical-Drugs — 3.2%		
Forest Laboratories*	2,380	52
Merck	55,124	1,475
Pfizer	123,200	1,678
Schering-Plough	35,168	828
Sepracor*	35,442	520
Wyeth	30,488	1,312
Total Medical-Drugs		5,865

Description	Shares	Value (000)
Medical-HMO — 1.0%		
Aetna	58,356	$ 1,420
Health Net*	12,689	184
UnitedHealth Group	9,107	191
Total Medical-HMO		1,795
Medical-Wholesale Drug Distributors — 4.7%		
AmerisourceBergen (D)	146,094	4,771
Cardinal Health (D)	120,126	3,782
Total Medical-Wholesale Drug Distributors		8,553
Metal Processors & Fabricators — 0.3%		
Commercial Metals	27,702	320
Timken	23,039	322
Total Metal Processors & Fabricators		642
Miscellaneous Manufacturing — 0.0%		
John Bean Technologies	699	7
Total Miscellaneous Manufacturing		7
Multimedia — 0.6%		
McGraw-Hill	4,974	114
Walt Disney	50,852	923
Total Multimedia		1,037
Networking Products — 0.1%		
Cisco Systems*	7,677	129
Total Networking Products		129
Oil Companies-Exploration & Production — 3.3%		
Cabot Oil & Gas	24,301	573
EOG Resources	24,687	1,352
Occidental Petroleum (D)	49,509	2,755
Pioneer Natural Resources	80,024	1,318
Whiting Petroleum*	1,228	32
Total Oil Companies-Exploration & Production		6,030
Oil Companies-Integrated — 10.9%		
Chevron (D)	116,728	7,849
Exxon Mobil (D)	164,088	11,174
Murphy Oil	19,047	853
Total Oil Companies-Integrated		19,876
Oil Refining & Marketing — 0.3%		
Tesoro	47,977	646
Total Oil Refining & Marketing		646
Oil-Field Services — 1.1%		
Baker Hughes	5,145	147
Halliburton	94,798	1,466
Schlumberger	10,712	435
Tetra Technologies*	13,336	43
Total Oil-Field Services		2,091

Description	Shares	Value (000)
Paper & Related Products — 0.2%		
Rayonier	11,172	$ 338
Total Paper & Related Products		338
Pharmacy Services — 1.5%		
Express Scripts*	4,717	218
Medco Health Solutions*	61,027	2,523
Total Pharmacy Services		2,741
REITs-Office Property — 0.3%		
Boston Properties	15,488	543
Total REITs-Office Property		543
REITs-Storage — 1.0%		
Public Storage	34,481	1,905
Total REITs-Storage		1,905
Retail-Apparel/Shoe — 0.4%		
Foot Locker	44,823	470
Guess?	13,983	295
Total Retail-Apparel/Shoe		765
Retail-Automobile — 0.2%		
Carmax*	25,300	315
Total Retail-Automobile		315
Retail-Consumer Electronics — 0.2%		
Best Buy	10,706	406
Total Retail-Consumer Electronics		406
Retail-Discount — 3.9%		
Big Lots*	32,924	684
BJ's Wholesale Club*	16,077	514
Costco Wholesale (D)	84,497	3,914
Wal-Mart Stores	39,284	2,047
Total Retail-Discount		7,159
Retail-Drug Store — 1.7%		
CVS Caremark	45,443	1,249
Walgreen	75,332	1,956
Total Retail-Drug Store		3,205
S&L/Thrifts-Central US — 0.5%		
TFS Financial	83,208	1,009
Total S&L/Thrifts-Central US		1,009
S&L/Thrifts-Eastern US — 0.2%		
Hudson City Bancorp	28,969	339
Total S&L/Thrifts-Eastern US		339
Semiconductor Components-Integrated Circuits — 0.5%		
Analog Devices	5,321	103
Marvell Technology Group*	82,946	760
Total Semiconductor Components-Integrated Circuits		863

Description	Shares/Face Amount (000)	Value (000)
Super-Regional Banks-US — 0.6%		
SunTrust Banks	49,235	$ 578
US Bancorp	15,543	227
Wells Fargo	25,302	360
Total Super-Regional Banks-US		1,165
Telecommunications Equipment-Fiber Optics — 2.4%		
Corning (D)	329,367	4,371
Total Telecommunications Equipment-Fiber Optics		4,371
Telecommunications Services — 0.1%		
Clearwire, Cl A*	19,776	102
Total Telecommunications Services		102
Telephone-Integrated — 3.0%		
AT&T (D)	137,114	3,455
Sprint Nextel*	434,668	1,552
Telephone & Data Systems	17,662	468
Total Telephone-Integrated		5,475
Tobacco — 1.6%		
Altria Group	69,915	1,120
Philip Morris International	52,031	1,851
Total Tobacco		2,971
Transport-Services — 1.4%		
CH Robinson Worldwide	55,213	2,518
Total Transport-Services		2,518
Travel Services — 0.0%		
Interval Leisure Group*	1,405	7
Total Travel Services		7
Wireless Equipment — 0.7%		
Motorola	281,250	1,190
Total Wireless Equipment		1,190
Total Common Stock (Cost $236,206)		216,260
U.S. Treasury Obligations — 0.6%		
United States Treasury Bill (B)(C) 0.426%, 10/22/2009	$1,050	1,047
Total U.S. Treasury Obligations (Cost $1,046)		1,047
Money Market Fund — 0.4%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	702,666	703
Total Money Market Fund (Cost $703)		703
Total Investments — 119.2% (Cost $237,955)		218,010

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Securities Sold Short — (19.7)%		
Advertising Sales — (0.0)%		
Clear Channel Outdoor Holdings, Cl A*	(3,344)	$ (12)
Total Advertising Sales		(12)
Applications Software — (0.3)%		
Nuance Communications*	(57,378)	(623)
Total Applications Software		(623)
Auto/Truck Parts & Equipment-Original — (0.0)%		
TRW Automotive Holdings*	(3,488)	(11)
Total Auto/Truck Parts & Equipment-Original		(11)
Auto-Medium & Heavy Duty Trucks — (0.1)%		
Oshkosh	(18,064)	(122)
Total Auto-Medium & Heavy Duty Trucks		(122)
Building & Construction Products-Miscellaneous — (0.3)%		
Owens Corning*	(58,636)	(530)
Total Building & Construction Products-Miscellaneous		(530)
Building Products-Cement/Aggregate — (0.8)%		
Eagle Materials	(57,882)	(1,404)
Total Building Products-Cement/Aggregate		(1,404)
Building-Residential/Commercial — (1.7)%		
MDC Holdings	(49,021)	(1,527)
NVR*	(1,712)	(732)
Toll Brothers*	(43,906)	(797)
Total Building-Residential/Commercial		(3,056)
Coal — (0.3)%		
Patriot Coal*	(22,897)	(85)
Walter Industries	(16,392)	(375)
Total Coal		(460)
Commercial Banks-Central US — (0.0)%		
Marshall & Ilsley	(5,555)	(31)
Total Commercial Banks-Central US		(31)
Commercial Banks-Eastern US — (0.4)%		
CapitalSource	(103,898)	(127)
Webster Financial	(159,892)	(680)
Total Commercial Banks-Eastern US		(807)
Commercial Banks-Southern US — (0.7)%		
First Horizon National	(45,023)	(484)
Regions Financial	(189,210)	(806)
Total Commercial Banks-Southern US		(1,290)
Commercial Banks-Western US — (0.5)%		
Zions Bancorporation	(98,245)	(966)
Total Commercial Banks-Western US		(966)

Description	Shares	Value (000)
Commercial Services — (0.5)%		
Weight Watchers International	(47,200)	$ (876)
Total Commercial Services		(876)
Computers-Memory Devices — (0.6)%		
Seagate Technology	(180,395)	(1,084)
Total Computers-Memory Devices		(1,084)
Consulting Services — (0.3)%		
FTI Consulting*	(10,055)	(498)
Total Consulting Services		(498)
Data Processing/Management — (0.0)%		
Dun & Bradstreet	(481)	(37)
Total Data Processing/Management		(37)
Diversified Banking Institution — (0.2)%		
Goldman Sachs Group	(3,348)	(355)
Total Diversified Banking Institution		(355)
Diversified Manufacturing Operations — (0.1)%		
Ingersoll-Rand, Cl A	(9,763)	(135)
Total Diversified Manufacturing Operations		(135)
Electronic Components-Miscellaneous — (0.0)%		
Vishay Intertechnology*	(18,283)	(64)
Total Electronic Components-Miscellaneous		(64)
Electronic Components-Semiconductors — (1.0)%		
International Rectifier*	(73,245)	(990)
ON Semiconductor*	(211,483)	(825)
Total Electronic Components-Semiconductors		(1,815)
Electronic Design Automation — (0.1)%		
Cadence Design Systems*	(41,257)	(173)
Total Electronic Design Automation		(173)
Fiduciary Banks — (0.0)%		
Wilmington Trust	(8,453)	(82)
Total Fiduciary Banks		(82)
Finance-Consumer Loans — (0.7)%		
SLM*	(242,187)	(1,199)
Student Loan	(186)	(8)
Total Finance-Consumer Loans		(1,207)
Finance-Investment Banker/Broker — (1.4)%		
Jefferies Group	(48,009)	(663)
Lazard, Cl A	(63,202)	(1,858)
Total Finance-Investment Banker/Broker		(2,521)

Description	Shares	Value (000)
Investment Management/Advisory Services — (1.3)%		
Affiliated Managers Group*	(15,042)	$ (627)
Legg Mason	(112,106)	(1,782)
Total Investment Management/Advisory Services		(2,409)
Medical-Drugs — (0.1)%		
King Pharmaceuticals*	(22,173)	(157)
Total Medical-Drugs		(157)
Medical-Generic Drugs — (0.8)%		
Perrigo	(61,858)	(1,536)
Total Medical-Generic Drugs		(1,536)
Metal-Aluminum — (0.3)%		
Century Aluminum*	(228,838)	(483)
Total Metal-Aluminum		(483)
Metal-Copper — (0.0)%		
Freeport-McMoRan Copper & Gold	(509)	(19)
Total Metal-Copper		(19)
Multi-line Insurance — (0.7)%		
Hartford Financial Services Group	(118,241)	(928)
XL Capital, Cl A	(50,313)	(275)
Total Multi-line Insurance		(1,203)
Multimedia — (0.0)%		
EW Scripps, Cl A	(16,239)	(22)
Total Multimedia		(22)
Office Automation & Equipment — (0.8)%		
Pitney Bowes	(63,422)	(1,481)
Total Office Automation & Equipment		(1,481)
Oil Companies-Exploration & Production — (1.1)%		
Plains Exploration & Production*	(82,334)	(1,419)
Quicksilver Resources*	(42,959)	(238)
W&T Offshore	(61,158)	(376)
Total Oil Companies-Exploration & Production		(2,033)
Oil-Field Services — (0.2)%		
Global Industries*	(31,108)	(119)
Helix Energy Solutions Group*	(34,915)	(179)
Total Oil-Field Services		(298)
Real Estate Management/Services — (0.1)%		
CB Richard Ellis Group, Cl A*	(52,441)	(211)
Total Real Estate Management/Services		(211)
REITs-Apartments — (0.4)%		
Apartment Investment & Management, Cl A	(109,816)	(602)
UDR	(4,569)	(39)
Total REITs-Apartments		(641)

Description	Shares	Value (000)
REITs-Mortgage — (0.0)%		
Annaly Capital Management	(1,982)	$ (27)
Total REITs-Mortgage		(27)
REITs-Regional Malls — (0.8)%		
Taubman Centers	(90,345)	(1,539)
Total REITs-Regional Malls		(1,539)
Rental Auto/Equipment — (0.1)%		
United Rentals*	(38,183)	(161)
Total Rental Auto/Equipment		(161)
Retail-Apparel/Shoe — (0.0)%		
AnnTaylor Stores*	(2,822)	(15)
Liz Claiborne	(22,598)	(56)
Total Retail-Apparel/Shoe		(71)
Retail-Auto Parts — (0.2)%		
Autozone*	(2,127)	(346)
Total Retail-Auto Parts		(346)
Semiconductor Components-Integrated Circuits — (0.1)%		
Integrated Device Technology*	(36,083)	(164)
Total Semiconductor Components-Integrated Circuits		(164)
Semiconductor Equipment — (1.3)%		
Kla-Tencor	(45,284)	(906)
Lam Research*	(64,971)	(1,479)
Total Semiconductor Equipment		(2,385)
Super-Regional Banks-US — (0.4)%		
Capital One Financial	(32,933)	(403)
Keycorp	(44,787)	(352)
Total Super-Regional Banks-US		(755)
Telecommunications Equipment — (0.4)%		
ADC Telecommunications*	(177,561)	(780)
Total Telecommunications Equipment		(780)
Telecommunications Equipment-Fiber Optics — (0.1)%		
Ciena*	(28,719)	(223)
Total Telecommunications Equipment-Fiber Optics		(223)
Television — (0.0)%		
CBS, Cl B	(18,869)	(72)
Total Television		(72)
Therapeutics — (0.2)%		
BioMarin Pharmaceuticals*	(25,075)	(310)
Total Therapeutics		(310)

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Wireless Equipment — (0.3)%		
SBA Communications, Cl A*	(21,215)	$ (494)
Total Wireless Equipment		(494)
Total Securities Sold Short (Proceeds received of $(44,125))		(35,979)
Other Assets and Liabilities, Net — 0.5%		867
Total Net Assets — 100.0%		$ 182,898

The Fund had the following futures contracts open as of March 31, 2009:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (000)
S&P 500 EMINI Index - Long	74	$2,941	06/19/09	$176

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Barrow Hanley Value Fund (the "Fund") slightly underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class Z shares posted a (38.29)% return versus a (38.09)% return for the benchmark. Performance for all share classes can be found on page 23.

Q. What investment environment did the Fund face during the past year?

A. The period was one of the toughest environments for stocks since the 1930s and none of the industries in the Index had a positive return during the period, with the worst category being the financials sector. Many financial services firms entered into receivership, merged with another firm, or sought relief directly from the U.S. Treasury through the unprecedented Troubled Asset Relief Program.

Q. Which market factors influenced the Fund's relative performance?

A. Security selection in the financials sector was the most influential factor in Fund performance. Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") continues to hold financials sector stocks as it believes the economy is showing signs of recovery and that the bottom and the first uptick may be the fourth quarter of 2009. Barrow Hanley believes that while the recovery is likely to be slow, profits should rebound, but that it could be 2011 before companies are comfortable with the general pace of economic activity.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, stock selection in the financials sector hurt Fund performance the most. Selection in the consumer discretionary sector and an underweight in the information technology sector also hurt performance. The Fund benefited from stock selection in the health care and industrial sectors, as well as an overweight in the telecommunications sector.

Among the individual stocks that contributed to Fund performance were tobacco manufacturer UST (no longer a Fund holding), and pharmaceutical companies Bristol-Myers Squibb and Wyeth. UST benefited due to a buyout by Altria Group. Bristol-Myers Squibb's earnings were more robust than most in the pharmaceutical industry and earnings for 2009 are expected to be up. Wyeth benefited due to an anticipated buyout plan by Pfizer planned for later in 2009 at a premium to its current price. On the other side of the equation, financial services companies Bank of America and American Express, and English tobacco manufacturer Imperial Tobacco Group, detracted from the Fund's performance. Bank of America saw its stock price decline along with most other major banks. American Express's stock declined in the face of poor performance on its credit card business. Imperial Tobacco Group suffered a significant decline in earnings due to the changes in value between the U.S. Dollar and British Pound Sterling.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Barrow Hanley Value Fund (the "Fund") slightly underperformed its benchmark, the S&P 500 Index. The Fund's Class Z shares posted a (38.29)% return versus a (38.09)% return for the benchmark.*

- *From a sector perspective, stock selection in the financials sector hurt Fund performance the most. Selection in the consumer discretionary sector and an underweight in the information technology sector also hurt performance. The Fund benefited from stock selection in the health care and industrial sectors, as well as an overweight in the telecommunications sector.*

- *Among the individual stocks that contributed to Fund performance were tobacco manufacturer UST (no longer a Fund holding), and pharmaceutical companies Bristol-Myers Squibb and Wyeth.*

- *Financial services companies Bank of America and American Express, and English tobacco manufacturer Imperial Tobacco Group, detracted from the Fund's performance.*

Management Overview (Unaudited)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, Inc.

Top Ten Holdings
as of March 31, 2009*

Wyeth	3.9%
Bristol-Myers Squibb	3.7%
Verizon Communications	3.6%
Philip Morris International	3.4%
Quest Diagnostics	3.3%
International Business Machines	3.3%
AT&T	3.2%
Occidental Petroleum	3.2%
Imperial Tobacco Group ADR	3.0%
Hewlett-Packard	2.9%
As a % of Total Fund Investments	33.5%

* Excludes short-term money market fund.

Q. What is the investment outlook for the large-cap value equity market?

A. Barrow Hanley feels that concerns regarding inflation may be overstated, as it believes the U.S. may be struggling instead with deflation. Barrow Hanley expects that saving, rather than consuming, will be the new mantra. Barrow Hanley believes credit markets may be thawing, but the banking system may be generally more interested in shrinking its balance sheet than taking on risk. In the past year, Barrow Hanley adjusted the holdings in the Fund to increase exposure in information technology and health care, two areas not usually available as value investments because of high price to earnings multiples and low dividend yields that are typical characteristics of these sectors. However, Barrow Hanley points out that with the sharp market decline, some holdings in these sectors now qualify as value investments. Barrow Hanley is optimistic that 2009 will end on a good note, but expects above-average volatility until then.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/10/98	(38.29)%	(7.01)%	2.26%	3.27%
Class A with load	07/31/03	(41.97)%	(8.31)%	n/a	(5.48)%
Class A without load	07/31/03	(38.39)%	(7.21)%	n/a	(4.49)%
Class C with load	07/31/03	(39.40)%	(7.93)%	n/a	(5.22)%
Class C without load	07/31/03	(38.80)%	(7.93)%	n/a	(5.22)%
Institutional Class	12/20/06[1]	(38.06)%	n/a	n/a	(22.69)%
Russell 1000® Value Index	09/10/98	(42.42)%	(4.94)%	(0.62)%	1.43%
S&P 500 Index	09/10/98	(38.09)%	(4.76)%	(3.00)%	(0.24)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.37% and 1.10%; 2.38% and 1.35%; 2.87% and 2.10%; and 1.02% and 0.90%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2009 — % of Total Fund Investments



OLD MUTUAL BARROW HANLEY VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 94.9%		
Applications Software — 2.8%		
Microsoft	176,000	$ 3,233
Total Applications Software		3,233
Beverages-Wine/Spirits — 2.5%		
Diageo ADR	64,072	2,867
Total Beverages-Wine/Spirits		2,867
Computers — 6.2%		
Hewlett-Packard	105,903	3,395
International Business Machines	38,650	3,745
Total Computers		7,140
Cruise Lines — 2.2%		
Carnival	116,558	2,518
Total Cruise Lines		2,518
Diversified Banking Institution — 3.7%		
Bank of America	171,663	1,171
Citigroup	113,409	287
JPMorgan Chase	104,757	2,784
Total Diversified Banking Institution		4,242
Diversified Manufacturing Operations — 12.4%		
Cooper Industries, Cl A	110,000	2,845
General Electric	237,730	2,403
Honeywell International	110,038	3,066
Illinois Tool Works	101,255	3,124
ITT	75,000	2,885
Total Diversified Manufacturing Operations		14,323
Electric-Integrated — 8.5%		
Constellation Energy Group	47,700	985
Dominion Resources	69,124	2,142
Duke Energy	205,320	2,940
Entergy	46,385	3,158
Exelon	11,500	522
Total Electric-Integrated		9,747
Electronic Components-Semiconductors — 2.6%		
Intel	199,700	3,005
Total Electronic Components-Semiconductors		3,005
Finance-Consumer Loans — 0.7%		
SLM*	154,288	764
Total Finance-Consumer Loans		764
Finance-Credit Card — 1.3%		
American Express	112,362	1,531
Total Finance-Credit Card		1,531

Description	Shares	Value (000)
Food-Miscellaneous/Diversified — 0.8%		
Kraft Foods, Cl A	42,251	$ 942
Total Food-Miscellaneous/Diversified		942
Funeral Services & Related Items — 0.6%		
Service Corp International	199,100	695
Total Funeral Services & Related Items		695
Gas-Distribution — 1.3%		
Centerpoint Energy	147,300	1,536
Total Gas-Distribution		1,536
Hotels & Motels — 0.5%		
Wyndham Worldwide	145,187	610
Total Hotels & Motels		610
Medical Labs & Testing Services — 3.3%		
Quest Diagnostics	80,544	3,824
Total Medical Labs & Testing Services		3,824
Medical Products — 1.0%		
Baxter International	22,958	1,176
Total Medical Products		1,176
Medical-Drugs — 9.8%		
Bristol-Myers Squibb	196,601	4,310
Pfizer	183,883	2,504
Wyeth	103,817	4,468
Total Medical-Drugs		11,282
Medical-HMO — 1.5%		
WellPoint*	45,012	1,709
Total Medical-HMO		1,709
Medical-Wholesale Drug Distributors — 2.7%		
Cardinal Health	99,100	3,120
Total Medical-Wholesale Drug Distributors		3,120
Multi-line Insurance — 0.5%		
American International Group	77,469	77
XL Capital, Cl A	87,661	479
Total Multi-line Insurance		556
Oil Companies-Exploration & Production — 3.2%		
Occidental Petroleum	65,822	3,663
Total Oil Companies-Exploration & Production		3,663
Oil Companies-Integrated — 2.3%		
ConocoPhillips	68,195	2,671
Total Oil Companies-Integrated		2,671

Description	Shares	Value (000)
Pipelines — 3.4%		
El Paso	142,994	$ 894
Spectra Energy	212,572	3,006
Total Pipelines		3,900
Retail-Building Products — 0.4%		
Home Depot	17,227	406
Total Retail-Building Products		406
Super-Regional Banks-US — 1.5%		
Capital One Financial	65,340	800
PNC Financial Services Group	12,936	379
Wells Fargo	34,415	490
Total Super-Regional Banks-US		1,669
Telecommunications Services — 0.0%		
Fairpoint Communications	2,787	2
Total Telecommunications Services		2
Telephone-Integrated — 6.8%		
AT&T	148,314	3,738
Verizon Communications	136,158	4,112
Total Telephone-Integrated		7,850
Television — 0.2%		
CBS, Cl B	67,800	260
Total Television		260
Tobacco — 7.8%		
Altria Group	100,532	1,611
Imperial Tobacco Group ADR	76,747	3,446
Philip Morris International	109,500	3,896
Total Tobacco		8,953
Tools-Hand Held — 2.1%		
Stanley Works	83,111	2,420
Total Tools-Hand Held		2,420
Transport-Rail — 0.8%		
Burlington Northern Santa Fe	14,588	877
Total Transport-Rail		877
Wireless Equipment — 1.5%		
Nokia ADR	147,724	1,724
Total Wireless Equipment		1,724
Total Common Stock (Cost $170,437)		109,215

Description	Shares	Value (000)
Money Market Fund — 5.1%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	5,841,753	$ 5,842
Total Money Market Fund (Cost $5,842)		5,842
Total Investments — 100.0% (Cost $176,279)		115,057
Other Assets and Liabilities, Net — 0.0%		28
Total Net Assets — 100.0%		$ 115,085

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Columbus Circle Investors

Performance Highlights

- For the fiscal year ended March 31, 2009, the Old Mutual Columbus Circle Technology and Communications Fund (the "Fund") underperformed its benchmark, the NYSE Arca Tech 100 Index. The Fund's Class Z shares posted a (29.67)% return versus a (26.43)% return for the benchmark.

- Technology companies saw eroding fundamentals throughout the year as the global financial crises reduced demand. Technology stocks generally underperformed as they could not cut costs fast enough to keep pace with the reduced demand.

- Stocks that contributed to the Fund's performance during the year included Genentech (no longer a Fund holding), Millennium Pharmaceutical (no longer a Fund holding) and Sybase.

- Research in Motion, Alcon (no longer a Fund holding) and Adobe Systems (no longer a Fund holding) detracted from the Fund's performance.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Columbus Circle Technology and Communications Fund (the "Fund") underperformed its benchmark, the NYSE Arca Tech 100 Index. The Fund's Class Z shares posted a (29.67)%[1] return versus a (26.43)% return for the benchmark. Performance for all share classes can be found on page 28.

Q. What investment environment did the Fund face during the past year?

A. The financial crisis, which began during the second quarter of 2008, worsened as the period progressed. Equities fell sharply during the third and fourth quarters of 2008 as increases in unemployment and a lack of liquidity caused a significant slowdown in global demand. Many companies struggled to raise cash as financing options were virtually non-existent. Despite the U.S. Federal Reserve Board's (the "Fed") efforts to provide ample liquidity, massive deleveraging continued and some of the nation's oldest financial institutions faced solvency issues which forced them into bankruptcy, government control or mergers. By the end of 2008, technology stocks regained some of their losses due to government intervention in the fixed income markets and hope for a fiscal stimulus package.

Early in 2009, both consumers and companies increased their savings rate and paid down debt amid the global economic uncertainty and lack of credit availability. Technology stocks continued their slide early in the first quarter of 2009 as companies failed to see any meaningful improvement in end-market demand. Rising unemployment, falling house prices and deteriorating bank balance sheets all contributed to the decline. With this as a backdrop, companies reduced their growth plans and aggressively cut costs to better navigate an environment of uncertainty and limited visibility. By March 2009, some companies started to see stabilization in end-market demand due to inventory replenishment. Furthermore, the governments in the United Kingdom and U.S. began reducing key interest rates which pumped millions of dollars into their respective economies.

Q. Which market factors influenced the Fund's relative performance?

A. Technology companies saw eroding fundamentals throughout the year as the global financial crises caused reduced demand. Technology stocks generally underperformed as they could not cut costs fast enough to keep pace with the reduced demand.

Q. How did portfolio composition affect Fund performance?

A. The Fund's concentrated nature makes it best to discuss performance in terms of individual holdings rather than sector themes. Stocks that contributed to the Fund's performance during the year included Genentech (no longer a Fund holding), Millennium Pharmaceutical (no longer a Fund holding) and Sybase. On the other side of the equation, Research in Motion, Alcon (no longer a Fund holding) and Adobe Systems (no longer a Fund holding) detracted from the Fund's performance.

Genentech, a leading biotechnology company, benefited when Roche bought the company for $95 a share. Millennium Pharmaceutical, a biotechnology company focusing on hematology and oncology products, benefited due to the company reporting sales significantly above expectations for its multiple myeloma drug, Velcade. Also contributing to the company's positive performance was the acquisition of the company by Japan's Takeda Pharmaceutical for a premium.

Sybase, a provider of enterprise and mobile information management software, produced better than expected operating results throughout 2008, driven by increased sales of new database add-on products that allow customers to process data more efficiently. Also, the company's mobile applications segment benefited from an increasingly mobile workforce, while the mobile messaging business continued to yield high growth in conjunction with growth in text messaging. Importantly, management allowed revenue outperformance to flow through to the bottom line, demonstrating healthy operating leverage.

Research in Motion, a wireless communications company, detracted from Fund performance when its stock price declined on lowered future guidance due to a reduction of gross margin. Columbus Circle Investors ("Columbus Circle") reduced the Fund's position in the holding due to the increased competitiveness of the industry, but Columbus Circle believes that the secular growth of smartphones may enable Research in Motion to outperform during the current economic slowdown.

Alcon, a leader in ophthalmology pharmaceuticals, surgical equipment and devices, missed its third quarter estimates and reduced 2009 guidance, causing a decline in its stock price. This was due, in part, to weaker than expected sales of allergy and glaucoma drugs. Foreign exchange exposure and increased operating expenses also detracted from revenue and earnings. Columbus Circle exited the position as it feels the company chose to sacrifice margins for future growth.

Adobe Systems, the leading software maker for web publishing, announced that it did not meet revenue expectations due to the weak global economy and lower than expected demand for its new product, Creative Suite4, which started shipping in October 2008. Columbus Circle exited the position when it appeared that the downturn would extend until the company's next product cycle, which launches in early 2010.

Q. What is the investment outlook for the technology market?

A. Columbus Circle points out that while some technology companies saw business improve in March 2009 due to inventory restocking, it expects technology spending to remain under pressure for the next six months. Looking forward, Columbus Circle believes there may be positive indicators in terms of yield curve shape, Fed liquidity injections and congressional legislation that may begin to restore health to the financial system and enable well-capitalized entities to lead the market toward recovery by the end of 2009. Columbus Circle continues to focus on themes with dynamic secular trends and companies with recurring revenue streams. The themes Columbus Circle remains focused on are video streaming and downloading, internet advertising, emerging market internet growth, next generation carrier spending (voice over IP, bandwidth optimization), alternative energy/energy technology, biotechnology and security. Columbus Circle believes it has positioned the Fund to capitalize on these themes.

Top Ten Holdings as of March 31, 2009*	
Qualcomm	5.1%
Apple	5.1%
Genzyme	4.1%
BMC Software	2.7%
Check Point Software Technologies	2.7%
American Tower, Cl A	2.6%
Gilead Sciences	2.6%
McAfee	2.6%
Marvell Technology Group	2.5%
Google, Cl A	2.5%
As a % of Total Fund Investments	32.5%

*Excludes short-term money market fund.

[1] Part of the Fund's performance is due to a one-time distribution of settlement funds from the Pilgrim, Baxter & Associates, Ltd. Fair Fund. If the Fund had not received this distribution, its performance would have been lower. The amount received from this distribution is disclosed as Settlement Income on the Statements of Operations.

Columbus Circle Technology and Communications Fund

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/29/95	(29.67)%	(1.51)%	(7.95)%	2.02%
Class A with load	09/30/03	(33.94)%	(2.94)%	n/a	(0.81)%
Class A without load	09/30/03	(29.89)%	(1.77)%	n/a	0.26%
Class C with load	09/30/03	(31.13)%	(2.49)%	n/a	(0.47)%
Class C without load	09/30/03	(30.43)%	(2.49)%	n/a	(0.47)%
Institutional Class	12/20/06[1]	(29.61)%	n/a	n/a	(10.91)%
NYSE Arca Tech 100 Index	09/29/95	(26.43)%	(2.51)%	2.49%	8.90%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

* Prior to November 2, 1999, the Fund was diversified and did not concentrate its investments. Therefore, the Fund's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.84% and 1.46%; 3.87% and 1.71%; 4.61% and 2.46%; and 1,490.15% and 1.21%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 95.9%		
Agricultural Chemicals — 1.0%		
Monsanto	11,400	$ 947
Total Agricultural Chemicals		947
Applications Software — 4.2%		
Check Point Software Technologies*	114,568	2,545
Citrix Systems*	62,000	1,404
Total Applications Software		3,949
Cellular Telecommunications — 1.5%		
China Mobile ADR	33,430	1,455
Total Cellular Telecommunications		1,455
Computers — 8.5%		
Apple*	46,370	4,874
International Business Machines	18,430	1,786
Research In Motion*	31,737	1,367
Total Computers		8,027
Computers-Memory Devices — 2.0%		
EMC*	80,920	922
STEC*	129,300	953
Total Computers-Memory Devices		1,875
E-Commerce/Products — 1.2%		
Amazon.com*	15,370	1,129
Total E-Commerce/Products		1,129
E-Commerce/Services — 2.9%		
Ctrip.com International ADR	41,000	1,123
priceline.com*	20,760	1,635
Total E-Commerce/Services		2,758
Electronic Components-Semiconductors — 7.3%		
Altera	34,160	599
Broadcom, Cl A*	80,380	1,606
MEMC Electronic Materials*	28,734	474
Monolithic Power Systems*	29,010	450
Netlogic Microsystems*	70,062	1,925
Xilinx	92,920	1,780
Total Electronic Components-Semiconductors		6,834
Electronic Connectors — 2.2%		
Amphenol, Cl A	73,890	2,105
Total Electronic Connectors		2,105
Energy-Alternate Sources — 0.8%		
First Solar*	5,800	770
Total Energy-Alternate Sources		770

Description	Shares	Value (000)
Enterprise Software/Services — 8.0%		
BMC Software*	78,350	$ 2,586
CA	72,077	1,269
Open Text*	50,350	1,734
Sybase*	64,900	1,966
Total Enterprise Software/Services		7,555
Entertainment Software — 2.1%		
Activision Blizzard*	193,200	2,021
Total Entertainment Software		2,021
Instruments-Scientific — 2.3%		
Thermo Fisher Scientific*	59,420	2,120
Total Instruments-Scientific		2,120
Internet Application Software — 0.5%		
Cybersource*	33,700	499
Total Internet Application Software		499
Internet Content-Information/News — 1.9%		
Baidu ADR*	10,190	1,800
Total Internet Content-Information/News		1,800
Internet Infrastructure Software — 1.2%		
F5 Networks*	53,770	1,126
Total Internet Infrastructure Software		1,126
Internet Security — 2.6%		
McAfee*	72,680	2,435
Total Internet Security		2,435
Medical Information Systems — 0.7%		
athenahealth*	26,010	627
Total Medical Information Systems		627
Medical-Biomedical/Genetic — 12.5%		
Alexion Pharmaceuticals*	47,400	1,785
Amgen*	17,850	884
Celgene*	24,939	1,107
Genzyme*	65,730	3,904
Gilead Sciences*	53,540	2,480
Illumina*	24,490	912
Myriad Genetics*	16,261	739
Total Medical-Biomedical/Genetic		11,811
Medical-Drugs — 1.5%		
Cephalon*	20,500	1,396
Total Medical-Drugs		1,396

Old Mutual Columbus Circle Technology and Communications Fund — concluded

Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Networking Products — 3.8%		
Cisco Systems*	135,530	$ 2,273
Starent Networks*	82,060	1,297
Total Networking Products		3,570
Oil-Field Services — 0.9%		
Schlumberger	21,600	877
Total Oil-Field Services		877
Schools — 2.5%		
Apollo Group, Cl A*	18,130	1,420
Strayer Education	5,350	962
Total Schools		2,382
Semiconductor Components-Integrated Circuits — 2.6%		
Marvell Technology Group*	265,200	2,429
Total Semiconductor Components-Integrated Circuits		2,429
Semiconductor Equipment — 1.0%		
ASML Holding	27,200	476
Varian Semiconductor Equipment Associates*	21,100	457
Total Semiconductor Equipment		933
Software Tools — 0.5%		
VMware, Cl A*	18,700	442
Total Software Tools		442
Telephone-Integrated — 2.0%		
Verizon Communications	62,400	1,884
Total Telephone-Integrated		1,884
Vitamins & Nutrition Products — 1.2%		
Mead Johnson Nutrition, Cl A*	39,340	1,136
Total Vitamins & Nutrition Products		1,136
Web Hosting/Design — 1.0%		
Equinix*	17,076	959
Total Web Hosting/Design		959
Web Portals/ISP — 3.9%		
Google, Cl A*	6,820	2,374
Netease.com ADR*	47,700	1,281
Total Web Portals/ISP		3,655

Description	Shares	Value (000)
Wireless Equipment — 11.6%		
American Tower, Cl A*	81,790	$ 2,489
Crown Castle International*	21,650	442
InterDigital*	71,070	1,835
Qualcomm	125,920	4,900
SBA Communications, Cl A*	55,310	1,289
Total Wireless Equipment		10,955
Total Common Stock (Cost $80,645)		90,461
Money Market Fund — 5.3%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	5,016,955	5,017
Total Money Market Fund (Cost $5,017)		5,017
Total Investments — 101.2% (Cost $85,662)		95,478
Other Assets and Liabilities, Net — (1.2)%		(1,142)
Total Net Assets — 100.0%		$ 94,336

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DISCOVER VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Analytic Investors, LLC[1]; Barrow, Hanley, Mewhinney & Strauss, Inc. and Thomson Horstmann & Bryant, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Discover Value Fund (the "Fund") underperformed its benchmark, the Russell 2000® Value Index (the "Index"). The Fund's Institutional Class shares posted a (45.04)% return versus a (38.89)% return for the benchmark.

Q. What investment environment did the Fund face during the past year?

A. News during the year was dominated by the credit crunch, banking crisis and the government's policy responses. The U.S. Federal Reserve Board began a program of buying back Treasury coupon securities in the open market with the dual purpose of driving down interest rates and pumping money into the open market. Stocks and bonds fell sharply in the second quarter of 2008 as investors struggled with strong inflationary forces led by energy, and deflationary forces led by housing. Going into the third quarter of 2008, numerous failures of high-profile financial firms and massive government intervention dominated headlines. Financial stocks were the market's best relative performers in the third quarter. The final quarter of 2008 saw renewed weakness in financial stocks and gloomy economic news. A poor holiday shopping season confirmed the worst for tapped-out consumers, while news on employment only worsened. The year ended with some recovery from the November 2008 low, but the market rally provided little relief as domestic markets gave up more than a third of their value for the full year of 2008. The first quarter of 2009 continued the downward spiral until a surprising market rally in March boosted investor confidence.

The highest market cap stocks within the Russell 2000® Index are the stocks that drove performance, making it increasingly difficult on active managers. Being invested in defensive names did not help during the period. Specifically within the small-cap realm, growth stocks outperformed for the year, and across the board, energy stocks lost the most ground, followed by consumer discretionary stocks.

Q. Which market factors influenced the Fund's relative performance?

A. Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") points out that it does not attempt to overweight or underweight sectors in anticipation of market conditions. Barrow Hanley constructs the Fund with a focus on individual stock values, independent of sector or industry conditions, therefore short-term market challenges do not come into play in its individual stock selection. Barrow Hanley's investment approach looks for holdings where the value of the underlying business is significantly greater than the market price of the security. In doing so, sometimes Barrow Hanley finds itself, as it currently is, with widely different sector weightings when compared with the Index.

Barrow Hanley points out that for many years now, it has been unable to find more than a few investments in the financials which have satisfied its potential return requirements. As a result, its holdings have amounted to a small fraction on a percentage basis of those included in the Index. Barrow Hanley has found that the best buying opportunities lie with inexpensive stocks when business conditions have begun to stabilize, improve, or at least reach their point of maximum negativity. Barrow Hanley feels that while many potential financial holdings appear to have great long-term appeal, they also still have downside risk, as credit conditions have not stabilized. As such, Barrow Hanley expects to meaningfully add to its financial holdings in the future as they begin to fit into Barrow Hanley's investment model. Barrow Hanley's stringent buying strategy causes its relative sector weightings to be sometimes, if not often, contrarian to the Index's.

Thomson Horstmann & Bryant, Inc. ("THB") notes that the crisis of confidence which had enveloped financial markets during the third quarter of 2008 transformed into a full market sell-off during the fourth quarter. In fact, the fourth quarter brought to an end the worst year for equity investing since the 1930s. As of March 31, 2009, the Index recorded its worst year in its history. There was nowhere to hide as measured by both market capitalization and style. In fact, the only asset class that provided protection was gold, which recorded its eighth consecutive yearly gain. THB entered the fourth quarter of 2008 cautious on U.S. consumer spending given the unprecedented headwinds faced by declining home values, energy and food inflation, historically low savings rates and general over-saturation of many retail concepts. These headwinds became overly pronounced during the quarter as the far-reaching effects of the credit crisis and subprime mortgage debacle crushed consumer confidence and subsequent

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Discover Value Fund (the "Fund") underperformed its benchmark, the Russell 2000® Value Index. The Fund's Institutional Class shares posted a (45.04)% return versus a (38.89)% return for the benchmark.*

- *From a sector perspective, stock selection in the consumer discretionary sector had the most positive impact on Fund performance. Stock selection in health care and information technology also positively impacted Fund performance. Stock selection in the financials sector was the most detrimental to Fund performance. Stock selection and an overweight in the industrial sector also harmed performance, as did a lack of meaningful exposure in utilities.*

- *Among the individual stocks that contributed to Fund performance were business process services company SYNNEX (no longer a Fund holding), restaurant operator Cheesecake Factory, and fertilizer manufacturer and distributor CF Industries Holdings.*

- *Logistics and freight transportation company Pacer International (no longer a Fund holding), railroad freight car company Greenbrier, and commercial bank financial holding company Hamni Financial (no longer a Fund holding), detracted from Fund performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Analytic Investors, LLC[1]; Barrow, Hanley, Mewhinney & Strauss, Inc. and Thomson Horstmann & Bryant, Inc.

Top Ten Holdings as of March 31, 2009*

Eagle Materials	1.5%
Scholastic	1.1%
Landstar System	1.1%
CF Industries Holdings	1.0%
Albany International, Cl A	1.0%
Plantronics	1.0%
Veeco Instruments	0.9%
Genesco	0.9%
Atlas Air Worldwide Holdings	0.9%
Clarcor	0.9%
As a % of Total Fund Investments	10.3%

* Excludes short-term money market fund.

retail sales. THB believes that mass deleveraging by hedge funds dominated the market's direction. THB points out that mass deleveraging by market participants makes active management difficult as the market may become oversold and more volatile.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, stock selection in the consumer discretionary sector had the most positive impact on Fund performance. Stock selection in health care and information technology also positively impacted Fund performance. Stock selection in the financials sector was the most detrimental to Fund performance. Stock selection and an overweight in the industrial sector also harmed performance, as did a lack of meaningful exposure in utilities.

Among the individual stocks that contributed to Fund performance were business process services company SYNNEX (no longer a Fund holding), restaurant operator Cheesecake Factory, and fertilizer manufacturer and distributor CF Industries Holdings. SYNNEX saw its stock price rise steadily on investor sentiment that demand for the company's products has stabilized and that the company is performing admirably compared to its competitors. Cheesecake Factory benefited when its third quarter 2008 revenue grew, aided by the opening of new locations. CF Industries Holdings benefited from a robust demand for fertilizer. On the other side of the equation, logistics and freight transportation company Pacer International (no longer a Fund holding), railroad freight car company Greenbrier, and commercial bank financial holding company Hamni Financial (no longer a Fund holding), detracted from Fund performance. Pacer International's shares tumbled after the company reported an adjusted fourth quarter 2008 profit that was under expectations and suspended its dividend. Management also announced it was not revealing an earnings prediction for 2009. Greenbrier saw its stock fall due to a reduced demand for railcars, layoffs and temporarily closing one of its plants. Hamni Financial's shares tumbled along with the majority of the financials sector companies. Their shares were further hit with an erroneous media announcement that the company had received a cease-and-desist order from the SEC.

Q. What is the investment outlook for the small-cap value market?

A. Barrow Hanley notes that the future construction of the Fund will remain independent of sector, market or industry conditions. The objective of Barrow Hanley's valuation model is to identify small companies in which the value of the underlying business is significantly greater than the market price of the security and generally reflects, in the aggregate, the following value characteristics: price/sales below the market; price/earnings on normalized earnings below the market; a free cash flow yield above the market; and better than market levels of internal growth and return on capital.

THB points out that at some point in time, the constrained credit cycle may begin to ease, housing will likely bottom, and the economy should recover. THB notes that as the period ended, there were glimmers of good news on the economy and in the credit markets, signaling that the markets may be in a bottoming process. THB points out that unprecedented liquidity has been injected by central banks across the globe in attempts to end spiraling deflation and economic contraction taking hold of the world economy. THB feels the outlook for battered banks may be increasingly positive as the Financial Accounting Standards Board is evaluating a new accounting rule relaxing mark-to-market constraints placed on banks that possess non-performing assets. Historically, mark-to-market requirements have created a disincentive for banks to lend as each time a loan goes down in value, the bank incurs a hit to its capital. If the new rule is approved, banks may use their own judgment in assigning asset values within the confines of the rule and, as long as there are no willing bidders, to set a market price.

THB notes that history suggests small-cap and micro-cap strategies may lead an equity market recovery. THB feels that valuations as of March 31, 2009 were more attractive than they were at the end of 2002, the last bear market. THB points out that market consolidation has been subdued recently. However, THB feels that market consolidation will be a key driver of performance going forward. THB continues to take advantage of the market's sell-off by purchasing what it believes to be higher quality companies.

[1] Analytic Investors, LLC was retained as a sub-adviser to provide nondiscretionary investment management services to Barrow, Hanley, Mewhinney & Strauss, Inc. Analytic Investors, LLC does not directly manage any of the Fund's assets and therefore does not contribute to the Fund's management overview.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	(45.04)%	(38.28)%
Russell 2000® Value Index	11/19/07	(38.89)%	(33.11)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the December 9, 2008 prospectus) are 1.41% and 1.18%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 97.2%		
Advanced Materials/Products — 0.5%		
Hexcel*	18,350	$ 121
Total Advanced Materials/Products		121
Aerospace/Defense-Equipment — 1.2%		
BE Aerospace*	19,100	166
LMI Aerospace*	16,900	122
Total Aerospace/Defense-Equipment		288
Agricultural Chemicals — 1.0%		
CF Industries Holdings	3,400	242
Total Agricultural Chemicals		242
Agricultural Operations — 0.8%		
Andersons	12,550	177
Total Agricultural Operations		177
Alternative Waste Technologies — 0.7%		
Darling International*	41,400	154
Total Alternative Waste Technologies		154
Apparel Manufacturers — 0.0%		
G-III Apparel Group*	1,500	8
Total Apparel Manufacturers		8
Applications Software — 0.4%		
American Reprographics*	23,200	82
Total Applications Software		82
Auction House/Art Dealer — 0.5%		
Sotheby's	12,100	109
Total Auction House/Art Dealer		109
Audio/Video Products — 0.0%		
Audiovox, Cl A*	1,900	7
Total Audio/Video Products		7
Auto/Truck Parts & Equipment-Original — 0.9%		
Superior Industries International	17,900	212
Titan International	1,500	8
Total Auto/Truck Parts & Equipment-Original		220
Auto/Truck Parts & Equipment-Replacement — 0.0%		
ATC Technology*	500	6
Total Auto/Truck Parts & Equipment-Replacement		6
Batteries/Battery Systems — 0.3%		
EnerSys*	6,500	79
Total Batteries/Battery Systems		79

Description	Shares	Value (000)
Broadcast Services/Programming — 0.1%		
RHI Entertainment*	15,000	$ 23
Total Broadcast Services/Programming		23
Building & Construction Products-Miscellaneous — 1.8%		
Armstrong World Industries*	7,500	83
Drew Industries*	2,400	21
Interline Brands*	15,500	131
Quanex Building Products	26,100	198
Total Building & Construction Products-Miscellaneous		433
Building & Construction-Miscellaneous — 1.1%		
Dycom Industries*	1,000	6
Integrated Electrical Services*	11,000	100
MYR Group*	11,000	168
Total Building & Construction-Miscellaneous		274
Building Products-Air/Heating — 0.2%		
AAON	2,950	53
Total Building Products-Air/Heating		53
Building Products-Cement/Aggregate — 2.4%		
Eagle Materials	15,000	364
Texas Industries	8,200	205
Total Building Products-Cement/Aggregate		569
Building-Heavy Construction — 0.6%		
Chicago Bridge & Iron	12,800	80
Orion Marine Group*	5,200	68
Total Building-Heavy Construction		148
Building-Mobile Home/Manufactured Housing — 0.0%		
Palm Harbor Homes*	1,900	4
Total Building-Mobile Home/Manufactured Housing		4
Building-Residential/Commercial — 1.0%		
Ryland Group	7,700	128
Toll Brothers*	6,300	114
Total Building-Residential/Commercial		242
Chemicals-Diversified — 1.5%		
Innospec	44,980	170
Rockwood Holdings*	1,000	8
Westlake Chemical	12,550	184
Total Chemicals-Diversified		362
Chemicals-Plastics — 0.3%		
Landec*	14,100	79
Total Chemicals-Plastics		79

Description	Shares	Value (000)
Chemicals-Specialty — 0.6%		
ICO*	3,900	$ 8
OM Group*	500	10
Penford	25,200	91
Quaker Chemical	5,300	42
Total Chemicals-Specialty		151
Coal — 0.4%		
Alpha Natural Resources*	5,100	91
Total Coal		91
Collectibles — 0.0%		
RC2*	1,000	5
Total Collectibles		5
Commercial Banks-Central US — 0.0%		
Citizens Republic Bancorp	4,800	7
Total Commercial Banks-Central US		7
Commercial Banks-Eastern US — 0.3%		
Webster Financial	14,000	60
Total Commercial Banks-Eastern US		60
Commercial Banks-Southern US — 0.1%		
W Holding	2,400	22
Total Commercial Banks-Southern US		22
Commercial Banks-Western US — 1.6%		
City Bank/Lynnwood	2,400	8
Glacier Bancorp	3,800	60
Guaranty Bancorp*	46,700	82
Hanmi Financial	64,850	84
UCBH Holdings	44,100	67
Zions Bancorporation	9,000	88
Total Commercial Banks-Western US		389
Commercial Services — 0.3%		
Steiner Leisure*	3,200	78
Total Commercial Services		78
Commercial Services-Finance — 2.1%		
Advance America Cash Advance Centers	4,800	8
Dollar Financial*	16,490	157
Heartland Payment Systems	22,300	147
Wright Express*	9,900	180
Total Commercial Services-Finance		492

Description	Shares	Value (000)
Computer Aided Design — 0.7%		
Aspen Technology*	9,500	$ 66
Parametric Technology*	8,950	89
Total Computer Aided Design		155
Computer Services — 0.7%		
Ciber*	61,400	168
COMSYS IT Partners*	2,400	5
Total Computer Services		173
Computers-Memory Devices — 1.0%		
Imation	15,810	121
Smart Modular Technologies WWH*	3,900	5
Western Digital*	4,100	79
Xyratex*	13,700	30
Total Computers-Memory Devices		235
Consulting Services — 0.4%		
Watson Wyatt Worldwide, Cl A	2,100	104
Total Consulting Services		104
Consumer Products-Miscellaneous — 0.0%		
American Greetings, Cl A	1,030	5
Total Consumer Products-Miscellaneous		5
Dental Supplies & Equipment — 0.9%		
Align Technology*	11,600	92
Sirona Dental Systems*	7,700	110
Total Dental Supplies & Equipment		202
Diagnostic Equipment — 0.1%		
Affymetrix*	7,700	25
Total Diagnostic Equipment		25
Diagnostic Kits — 0.8%		
Inverness Medical Innovations*	6,850	182
Total Diagnostic Kits		182
Direct Marketing — 0.7%		
Harte-Hanks	31,450	168
Total Direct Marketing		168
Distribution/Wholesale — 2.0%		
Core-Mark Holding*	9,965	182
Houston Wire & Cable	12,600	98
Owens & Minor	2,150	71
School Specialty*	7,300	128
Total Distribution/Wholesale		479

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Diversified Manufacturing Operations — 3.4%		
Actuant, Cl A	11,100	$ 115
Federal Signal	35,805	189
GenTek*	500	9
Harsco	7,200	160
Koppers Holdings	500	7
LSB Industries*	16,400	162
Lydall*	2,380	7
SPX	3,300	155
Total Diversified Manufacturing Operations		804
Diversified Operations/Commercial Services — 0.1%		
Volt Information Sciences*	2,400	16
Total Diversified Operations/Commercial Services		16
Drug Delivery Systems — 0.0%		
I-Flow*	1,500	5
Total Drug Delivery Systems		5
E-Commerce/Products — 0.2%		
Bidz.com*	4,800	19
Drugstore.Com*	17,900	21
Total E-Commerce/Products		40
Electric Products-Miscellaneous — 0.5%		
GrafTech International*	19,000	117
Total Electric Products-Miscellaneous		117
Electric-Integrated — 0.8%		
Otter Tail	6,900	152
Pike Electric*	3,500	32
Total Electric-Integrated		184
Electronic Components-Miscellaneous — 0.7%		
CTS	44,000	159
Total Electronic Components-Miscellaneous		159
Electronic Components-Semiconductors — 3.3%		
Applied Micro Circuits*	38,800	189
Lattice Semiconductor*	4,830	7
Macrovision Solutions*	9,400	167
Microsemi*	9,500	110
Omnivision Technologies*	28,530	192
ON Semiconductor*	16,800	66
PLX Technology*	25,200	55
Total Electronic Components-Semiconductors		786
Electronic Design Automation — 0.4%		
Cadence Design Systems*	19,700	83
Total Electronic Design Automation		83

Description	Shares	Value (000)
Electronic Measuring Instruments — 0.0%		
Measurement Specialties*	1,900	$ 8
Total Electronic Measuring Instruments		8
E-Marketing/Information — 0.7%		
Valueclick*	20,200	172
Total E-Marketing/Information		172
Engineering/R&D Services — 0.0%		
ENGlobal*	1,900	9
Total Engineering/R&D Services		9
Enterprise Software/Services — 0.4%		
Informatica*	7,800	103
Total Enterprise Software/Services		103
E-Services/Consulting — 0.5%		
Websense*	10,100	121
Total E-Services/Consulting		121
Filtration/Separation Products — 1.4%		
Clarcor	8,500	214
Donaldson	4,100	110
Polypore International*	1,500	6
Total Filtration/Separation Products		330
Finance-Investment Banker/Broker — 0.5%		
optionsXpress Holdings	10,500	119
Total Finance-Investment Banker/Broker		119
Finance-Other Services — 0.8%		
Asset Acceptance Capital*	37,600	200
Total Finance-Other Services		200
Food-Retail — 0.4%		
Great Atlantic & Pacific Tea*	17,400	92
Total Food-Retail		92
Footwear & Related Apparel — 0.8%		
Skechers U.S.A., Cl A*	27,050	180
Total Footwear & Related Apparel		180
Funeral Services & Related Items — 0.6%		
Stewart Enterprises, Cl A	45,000	146
Total Funeral Services & Related Items		146
Home Furnishings — 0.8%		
Ethan Allen Interiors	15,000	169
Hooker Furniture	1,010	9
Total Home Furnishings		178

Description	Shares	Value (000)
Hotels & Motels — 0.5%		
Gaylord Entertainment*	12,700	$ 106
Total Hotels & Motels		106
Human Resources — 4.0%		
AMN Healthcare Services*	30,000	153
CDI	18,830	183
Cross Country Healthcare*	25,610	168
Kelly Services, Cl A	21,330	172
Kenexa*	7,300	39
Monster Worldwide*	6,700	55
MPS Group*	28,045	167
Spherion*	2,900	6
TrueBlue*	990	8
Total Human Resources		951
Identification Systems/Devices — 0.8%		
Checkpoint Systems*	21,780	195
Total Identification Systems/Devices		195
Industrial Automation/Robot — 0.4%		
Gerber Scientific*	1,900	5
Intermec*	9,300	97
Total Industrial Automation/Robot		102
Instruments-Scientific — 0.4%		
PerkinElmer	7,500	96
Total Instruments-Scientific		96
Internet Incubators — 0.0%		
ModusLink Global Solutions*	2,400	6
Total Internet Incubators		6
Life/Health Insurance — 0.0%		
Independence Holding	1,000	5
Total Life/Health Insurance		5
Machinery-Construction & Mining — 0.3%		
Bucyrus International	4,000	61
Total Machinery-Construction & Mining		61
Machinery-Electrical — 0.5%		
Baldor Electric	8,650	125
Total Machinery-Electrical		125
Machinery-General Industry — 2.3%		
Albany International, Cl A	26,100	236
Altra Holdings*	22,700	88
Chart Industries*	1,000	8
Gardner Denver*	6,100	133
Sauer-Danfoss	25,200	62
Twin Disc	1,500	10
Total Machinery-General Industry		537

Description	Shares	Value (000)
Machinery-Material Handling — 0.7%		
Columbus McKinnon*	18,900	$ 165
NACCO Industries, Cl A	220	6
Total Machinery-Material Handling		171
Medical Instruments — 0.5%		
Beckman Coulter	2,200	112
Total Medical Instruments		112
Medical Labs & Testing Services — 0.4%		
Icon ADR*	5,300	86
Total Medical Labs & Testing Services		86
Medical Laser Systems — 0.0%		
Cynosure, Cl A*	1,000	6
Total Medical Laser Systems		6
Medical Products — 0.3%		
PSS World Medical*	5,650	81
Total Medical Products		81
Medical Sterilization Product — 0.3%		
STERIS	2,800	65
Total Medical Sterilization Product		65
Medical-Hospitals — 0.8%		
Medcath*	25,600	186
Total Medical-Hospitals		186
Medical-Outpatient/Home Medical — 0.2%		
Almost Family*	2,200	42
Total Medical-Outpatient/Home Medical		42
Metal Processors & Fabricators — 2.5%		
CIRCOR International	4,600	104
Dynamic Materials	3,400	31
Haynes International*	8,400	150
Ladish*	15,500	113
LB Foster, Cl A*	4,100	102
RBC Bearings*	6,300	96
Total Metal Processors & Fabricators		596
Metal Products-Distribution — 0.1%		
AM Castle	2,400	21
Total Metal Products-Distribution		21
Metal-Aluminum — 0.8%		
Kaiser Aluminum	8,600	199
Total Metal-Aluminum		199

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2009

Description	Shares	Value (000)
Miscellaneous Manufacturing — 0.6%		
FreightCar America	6,800	$ 119
Movado Group	2,413	18
Total Miscellaneous Manufacturing		137
Multi-line Insurance — 0.9%		
Horace Mann Educators	24,700	207
Total Multi-line Insurance		207
Multimedia — 0.0%		
Martha Stewart Living Omnimedia, Cl A*	2,900	7
Total Multimedia		7
Networking Products — 0.9%		
Anixter International*	5,900	187
Hypercom*	27,100	26
Total Networking Products		213
Non-Ferrous Metals — 0.5%		
RTI International Metals*	10,900	128
Total Non-Ferrous Metals		128
Office Furnishings-Original — 0.9%		
Herman Miller	3,900	42
Knoll	26,100	160
Total Office Furnishings-Original		202
Oil & Gas Drilling — 0.3%		
Pioneer Drilling*	24,670	81
Total Oil & Gas Drilling		81
Oil Companies-Exploration & Production — 2.2%		
Berry Petroleum, Cl A	500	5
Cabot Oil & Gas	6,800	160
Carrizo Oil & Gas*	4,800	43
Forest Oil*	8,150	107
PetroHawk Energy*	9,800	188
Petroleum Development*	500	6
SandRidge Energy*	3,600	24
Total Oil Companies-Exploration & Production		533
Oil Field Machinery & Equipment — 1.1%		
Gulf Island Fabrication	24,700	198
Mitcham Industries*	17,400	66
Total Oil Field Machinery & Equipment		264
Oil Refining & Marketing — 0.0%		
CVR Energy*	1,500	8
Total Oil Refining & Marketing		8

Description	Shares	Value (000)
Oil-Field Services — 2.6%		
Basic Energy Services*	500	$ 3
Matrix Service*	20,000	164
Oceaneering International*	4,800	177
Superior Energy Services*	10,500	135
Superior Well Services*	1,000	5
Tesco*	4,000	31
Willbros Group*	10,500	102
Total Oil-Field Services		617
Paper & Related Products — 0.2%		
Neenah Paper	15,500	56
Total Paper & Related Products		56
Pharmacy Services — 0.5%		
Catalyst Health Solutions*	5,400	107
Total Pharmacy Services		107
Printing-Commercial — 0.6%		
Consolidated Graphics*	12,100	154
Total Printing-Commercial		154
Publishing-Books — 1.1%		
Scholastic	17,390	262
Total Publishing-Books		262
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	3,400	7
Total Publishing-Periodicals		7
Radio — 0.9%		
Cox Radio, Cl A*	50,300	206
Total Radio		206
Retail-Apparel/Shoe — 4.0%		
American Eagle Outfitters	6,400	78
AnnTaylor Stores*	17,500	91
Brown Shoe	2,370	9
Charlotte Russe Holding*	6,270	51
Chico's FAS*	17,400	93
Christopher & Banks	1,500	6
Finish Line, Cl A	1,000	7
Genesco*	11,600	218
Gymboree*	4,700	100
Kenneth Cole Productions, Cl A	12,100	77
New York*	1,900	7
Shoe Carnival*	13,990	145
Stein Mart*	10,200	29
Syms*	1,000	6
Urban Outfitters*	2,600	43
Total Retail-Apparel/Shoe		960

Description	Shares	Value (000)
Retail-Automobile — 0.5%		
Group 1 Automotive	5,800	$ 81
Rush Enterprises, Cl A*	3,900	35
Total Retail-Automobile		116
Retail-Building Products — 0.4%		
Lumber Liquidators*	6,500	83
Total Retail-Building Products		83
Retail-Catalog Shopping — 0.0%		
Coldwater Creek*	2,900	7
Total Retail-Catalog Shopping		7
Retail-Computer Equipment — 0.2%		
PC Connection*	12,100	46
PC Mall*	1,500	7
Total Retail-Computer Equipment		53
Retail-Fabric Store — 0.8%		
Jo-Ann Stores*	11,090	181
Total Retail-Fabric Store		181
Retail-Hair Salons — 0.5%		
Regis	8,180	118
Total Retail-Hair Salons		118
Retail-Leisure Products — 0.3%		
Steinway Musical Instruments*	5,800	69
Total Retail-Leisure Products		69
Retail-Regional Department Store — 0.0%		
Dillard's, Cl A	1,000	6
Total Retail-Regional Department Store		6
Retail-Restaurants — 2.6%		
Cheesecake Factory*	13,800	158
CKE Restaurants	23,200	195
Krispy Kreme Doughnuts*	29,500	47
O'Charleys	1,900	6
Red Robin Gourmet Burgers*	11,700	206
Total Retail-Restaurants		612
Retail-Sporting Goods — 1.1%		
Big 5 Sporting Goods	25,600	150
Dick's Sporting Goods*	8,500	121
Total Retail-Sporting Goods		271
Retail-Toy Store — 0.1%		
Build-A-Bear Workshop*	3,900	24
Total Retail-Toy Store		24

Description	Shares	Value (000)
Retirement/Aged Care — 0.2%		
Five Star Quality Care*	37,300	$ 39
Total Retirement/Aged Care		39
Rubber/Plastic Products — 0.0%		
Myers Industries	1,000	6
Total Rubber/Plastic Products		6
Rubber-Tires — 0.0%		
Cooper Tire & Rubber	1,500	6
Total Rubber-Tires		6
S&L/Thrifts-Central US — 0.0%		
First Place Financial	1,900	6
Total S&L/Thrifts-Central US		6
S&L/Thrifts-Eastern US — 1.8%		
Astoria Financial	10,700	98
Brookline Bancorp	11,550	110
Dime Community Bancshares	5,800	54
NewAlliance Bancshares	7,050	83
Provident New York Bancorp	8,550	73
Total S&L/Thrifts-Eastern US		418
Satellite Telecommunications — 0.0%		
Hughes Communications*	500	6
Total Satellite Telecommunications		6
Seismic Data Collection — 1.3%		
Dawson Geophysical*	9,250	125
OYO Geospace*	14,000	183
Total Seismic Data Collection		308
Semiconductor Components-Integrated Circuits — 0.7%		
Emulex*	31,450	158
Total Semiconductor Components-Integrated Circuits		158
Semiconductor Equipment — 1.2%		
Kulicke & Soffa Industries*	24,700	65
Veeco Instruments*	33,400	223
Total Semiconductor Equipment		288
Steel-Producers — 0.1%		
Olympic Steel	1,500	23
Total Steel-Producers		23
Steel-Specialty — 0.7%		
Universal Stainless & Alloy*	16,100	156
Total Steel-Specialty		156

OLD MUTUAL DISCOVER VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Telecommunications Equipment — 1.4%		
ADC Telecommunications*	24,200	$ 106
Plantronics	18,850	228
Total Telecommunications Equipment		334
Telecommunications Equipment-Fiber Optics — 0.1%		
Harmonic*	5,300	34
Total Telecommunications Equipment-Fiber Optics		34
Telecommunications Services — 1.2%		
Fairpoint Communications	1,900	1
Global Crossing*	17,400	122
MasTec*	13,000	157
Total Telecommunications Services		280
Transactional Software — 0.2%		
Innerworkings*	1,500	6
VeriFone Holdings*	5,300	36
Total Transactional Software		42
Transport-Air Freight — 0.9%		
Atlas Air Worldwide Holdings*	12,385	215
Total Transport-Air Freight		215
Transport-Equipment & Leasing — 0.4%		
Greenbrier	23,900	88
Total Transport-Equipment & Leasing		88
Transport-Marine — 0.0%		
Horizon Lines, Cl A	1,500	5
Total Transport-Marine		5
Transport-Truck — 2.3%		
Forward Air	9,350	152
Heartland Express	9,500	141
Landstar System	7,400	248
Total Transport-Truck		541
Veterinary Diagnostics — 0.2%		
VCA Antech*	2,100	47
Total Veterinary Diagnostics		47
Vitamins & Nutrition Products — 0.1%		
NBTY*	1,660	23
Total Vitamins & Nutrition Products		23
Water — 0.5%		
Consolidated Water	10,850	118
Total Water		118
Total Common Stock (Cost $29,512)		23,134

Description	Shares	Value (000)
Money Market Fund — 3.1%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	731,714	$ 732
Total Money Market Fund (Cost $732)		732
Total Investments — 100.3% (Cost $30,244)		23,866
Other Assets and Liabilities, Net — (0.3)%		(67)
Total Net Assets — 100.0%		$ 23,799

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Liberty Ridge Capital, Inc.[1]

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Focused Fund (the "Fund") outperformed its benchmark, the S&P 500 Index. The Fund's Class Z shares posted a (31.88)% return versus a (38.09)% return for the benchmark. Performance for all share classes can be found on page 43.

Q. What investment environment did the Fund face during the past year?

A. The investment environment was poor across all equity categories during the period. Domestic large capitalization companies held up relatively better than both small and mid-size companies, and relatively better than companies in emerging and developing markets. The environment was marked by fears of general economic collapse and money market solvency issues.

Q. Which market factors influenced the Fund's relative performance?

A. The difficult environment caused investors to re-evaluate their holdings and focus on those holdings with the safest balance sheets, steadiest customer demand and lowest valuations. Holdings that had these characteristics helped the Fund on a relative basis. The Fund had little exposure to financial institutions, which contributed to Fund performance on a relative basis.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, stock selection in the consumer staples sector was the largest positive contributor to the Fund's performance. Stock selection in the health care sector, as well as an underweight in the financials sector, also helped the Fund's performance. On the other side of the equation, an underweight and stock selection in the energy sector detracted from Fund performance, as did stock selection in the materials sector, and an underweight and stock selection in the utilities sector.

Among the stocks that contributed positively to the Fund's performance were pharmaceutical firm Schering-Plough (no longer a Fund holding), beer distributor Anheuser-Busch (no longer a Fund holding), and transportation and business services company FedEx. Schering-Plough was not a holding when Merck made an offer to buy the company, but the stock performed relatively well when it was a Fund holding due to its defensive industry characteristics. Anheuser-Busch benefited from a takeover offer from InBev, a large foreign competitor. FedEx saw its stock price rise after a decline due to falling earnings expectations and fears of economic decline. Detractors from Fund performance included natural gas company El Paso, life insurer Hartford Financial Services Group (no longer a Fund holding), and semiconductor company Maxim Integrated Products. El Paso was affected by the credit crisis as it has sizable debt and needs further capital for future projects. Hartford Financial Services Group saw its stock price decline over concern regarding its fixed income investments and the extent it was affected by the collapse in prices in many of the lower quality fixed income products. Maxim Integrated Products was affected by the global decline in demand for semiconductors and the pullback in technology company valuations.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Focused Fund (the "Fund") outperformed its benchmark, the S&P 500 Index. The Fund's Class Z shares posted a (31.88)% return versus a (38.09)% return for the benchmark.*

- *From a sector perspective, stock selection in the consumer staples sector was the largest positive contributor to the Fund's performance. Stock selection in the health care sector, as well as an underweight in the financials sector, also helped the Fund's performance. On the other side of the equation, an underweight and stock selection in the energy sector detracted from Fund performance, as did stock selection in the materials sector, and an underweight and stock selection in the utilities sector.*

- *Among the stocks that contributed positively to the Fund's performance were pharmaceutical firm Schering-Plough (no longer a Fund holding), beer distributor Anheuser-Busch (no longer a Fund holding), and transportation and business services company FedEx.*

- *Detractors from Fund performance included natural gas company El Paso, life insurer Hartford Financial Services Group (no longer a Fund holding), and semiconductor company Maxim Integrated Products.*

OLD MUTUAL FOCUSED FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Liberty Ridge Capital, Inc.[1]

Top Ten Holdings as of March 31, 2009*	
Comcast, Special Cl A	5.1%
Safeway	4.9%
CVS Caremark	4.7%
BP ADR	4.7%
Medtronic	4.6%
Zimmer Holdings	4.5%
Wyeth	4.5%
Microsoft	4.4%
Berkshire Hathaway, Cl B	4.4%
Costco Wholesale	4.3%
As a % of Total Fund Investments	46.1%

* Excludes short-term money market fund.

Q. What is the investment outlook?

A. Liberty Ridge Capital, Inc. ("Liberty Ridge") believes that if the market remains volatile, it may be possible to position the Fund to take advantage of that volatility. Liberty Ridge also believes that if the economic crisis worsens, the U.S. Government may provide additional economic stimuli. Liberty Ridge believes that, eventually, the influx of U.S. Dollars into the economy through stimulus programs may lead to inflation, but Liberty Ridge does not believe inflation will be an issue in the near-term. If the economy does experience inflationary pressures, Liberty Ridge expects equities to be one of the few asset classes to provide a positive net of inflation return.

[1] Effective following the close of business on March 31, 2009, the sub-advisory agreement with Liberty Ridge Capital, Inc. ("Liberty Ridge") will be terminated and OMCAP Investors, a division of Old Mutual Capital, Inc. ("OMCAP Investors") will begin providing the portfolio management services previously provided by Liberty Ridge. Jerome J. Heppelmann will continue to manage the Fund as an employee of OMCAP Investors.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	02/12/99	(31.88)%	(1.90)%	5.13%	5.21%
Class A with load	09/30/03	(35.94)%	(3.30)%	n/a	(0.33)%
Class A without load	09/30/03	(32.04)%	(2.14)%	n/a	0.75%
Class C with load	09/30/03	(33.18)%	(2.85)%	n/a	0.01%
Class C without load	09/30/03	(32.52)%	(2.85)%	n/a	0.01%
Institutional Class	12/20/06[1]	(31.58)%	n/a	n/a	(17.62)%
S&P 500 Index	02/12/99	(38.09)%	(4.76)%	(3.00)%	(2.52)%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the supplement dated March 5, 2009 to the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.37% and 1.06%; 2.21% and 1.31%; 7.38% and 2.06%; and 1.03% and 0.81%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



OLD MUTUAL FOCUSED FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Common Stock — 95.5%		
Applications Software — 4.4%		
Microsoft	145,862	$ 2,679
Total Applications Software		2,679
Beverages-Non-Alcoholic — 8.0%		
Coca-Cola	58,420	2,568
PepsiCo	44,420	2,287
Total Beverages-Non-Alcoholic		4,855
Cable/Satellite TV — 5.1%		
Comcast, Special Cl A	240,103	3,090
Total Cable/Satellite TV		3,090
Computers — 4.4%		
Apple*	13,490	1,418
Dell*	132,170	1,253
Total Computers		2,671
Consumer Products-Miscellaneous — 3.8%		
Kimberly-Clark	50,200	2,315
Total Consumer Products-Miscellaneous		2,315
Diversified Banking Institution — 2.0%		
JPMorgan Chase	45,420	1,207
Total Diversified Banking Institution		1,207
Electronic Components-Semiconductors — 1.4%		
Intel	55,470	835
Total Electronic Components-Semiconductors		835
Food-Retail — 4.9%		
Safeway	148,530	2,999
Total Food-Retail		2,999
Independent Power Producer — 3.7%		
NRG Energy*	128,690	2,265
Total Independent Power Producer		2,265
Medical Instruments — 4.6%		
Medtronic	95,960	2,828
Total Medical Instruments		2,828
Medical Products — 4.5%		
Zimmer Holdings*	75,510	2,756
Total Medical Products		2,756
Medical-Drugs — 4.5%		
Wyeth	63,480	2,732
Total Medical-Drugs		2,732

Description	Shares	Value (000)
Metal-Aluminum — 1.7%		
Alcoa	139,042	$ 1,021
Total Metal-Aluminum		1,021
Multi-line Insurance — 3.0%		
MetLife	81,430	1,854
Total Multi-line Insurance		1,854
Multimedia — 1.6%		
Walt Disney	54,670	993
Total Multimedia		993
Networking Products — 2.9%		
Cisco Systems*	107,210	1,798
Total Networking Products		1,798
Oil Companies-Integrated — 4.7%		
BP ADR	71,680	2,874
Total Oil Companies-Integrated		2,874
Oil-Field Services — 2.8%		
Halliburton	111,610	1,727
Total Oil-Field Services		1,727
Pipelines — 4.2%		
El Paso	405,935	2,537
Total Pipelines		2,537
Reinsurance — 4.4%		
Berkshire Hathaway, Cl B*	950	2,679
Total Reinsurance		2,679
Retail-Discount — 4.3%		
Costco Wholesale	56,850	2,633
Total Retail-Discount		2,633
Retail-Drug Store — 4.8%		
CVS Caremark	105,690	2,905
Total Retail-Drug Store		2,905
Semiconductor Components-Integrated Circuits — 1.3%		
Maxim Integrated Products	60,506	799
Total Semiconductor Components-Integrated Circuits		799
Transport-Services — 1.7%		
FedEx	22,700	1,010
Total Transport-Services		1,010
Web Portals/ISP — 3.0%		
Google, Cl A*	5,340	1,859
Total Web Portals/ISP		1,859

Description	Shares	Value (000)
Wireless Equipment — 3.8%		
Nokia ADR	199,960	$ 2,333
Total Wireless Equipment		2,333
Total Common Stock (Cost $59,489)		58,254
Money Market Fund — 4.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	2,896,059	2,896
Total Money Market Fund (Cost $2,896)		2,896
Total Investments — 100.2% (Cost $62,385)		61,150
Other Assets and Liabilities, Net — (0.2)%		(146)
Total Net Assets — 100.0%		$ 61,004

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Munder Capital Management and Turner Investment Partners, Inc.

Performance Highlights

• For the fiscal year ended March 31, 2009, the Old Mutual Growth Fund (the "Fund") outperformed its benchmarks, the Russell Midcap® Growth Index and the S&P Midcap 400 Index. The Fund's Class Z shares posted a (36.06)% return versus a (39.58)% return for the Russell Midcap® Growth Index and a (36.09)% return for the S&P Midcap 400 Index.

• Stock selection in financials was a large contributor to relative returns. Stock selection in the energy and utilities sectors also positively impacted Fund performance. The consumer discretionary sector was the largest detractor to relative performance. The technology sector also detracted from relative returns, as did the health care sector.

• Among the individual stocks that contributed to Fund performance were O'Reilly Automotive, a retailer of aftermarket parts and supplies, Apollo Group (no longer a Fund holding), a provider of higher education through several subsidiaries, and URS, a construction, engineering and technical services company.

• Central European Distribution, a Central and Eastern European alcoholic beverage company, Kansas City Southern, a company that holds railroad assets in Southern U.S. and Mexico, and NII Holdings, a seller of wireless phone service in Latin America, detracted from Fund performance.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Growth Fund (the "Fund") outperformed its benchmarks, the Russell Midcap® Growth Index and the S&P Midcap 400 Index. The Fund's Class Z shares posted a (36.06)%[1] return versus a (39.58)% return for the Russell Midcap® Growth Index and a (36.09)% return for the S&P Midcap 400 Index. Performance for all share classes can be found on page 48.

Q. What investment environment did the Fund face during the past year?

A. During the period, stocks associated with high earnings growth were out of favor with investors, perhaps reflecting investors' growing skepticism about earnings potential as the economy continued to weaken. As a result, stocks with the highest expected earnings per share growth rates were the worst performers in the mid-cap segment of the stock market. In response to the slowing global economy, earnings expectations for calendar year 2009 declined by 25% from June 2008 to December 2008. This decline was largely driven by the materials and energy sectors, due to the significant falloff in oil and other commodity prices. However, announcements by Citigroup, JP Morgan Chase and Bank of America that all three firms were profitable in January and February 2009 sparked a market rally at the end of the first quarter of 2009. Additionally, an improvement in existing home sales from January to February 2009 appeared to signal that the damaged housing market may be showing signs of stabilizing. Finally, clarity by the U.S. Treasury surrounding its plan to buy up to $2 trillion in toxic real estate assets from banks helped restore investor confidence as all major indices posted positive returns for the month of March 2009.

Q. Which market factors influenced the Fund's relative performance?

A. For most of 2008, value stocks had outperformed growth stocks, acting as somewhat of a head wind against the Fund's strategy. The Fund's strategy benefited from the strength of growth stocks during the first quarter of 2009, relative to stocks with a value bias. This reversal back to growth was a welcome relief and added a boost to the Fund's relative performance. Stocks with the highest expected earnings growth rates declined less than companies with more slowly growing earnings, and therefore added the most to absolute performance.

The focus of the Fund's strategy continues to be on earnings momentum and reasonable valuation. In this difficult economic environment, earnings growth for most companies has decelerated or even contracted into negative territory. Nevertheless, the Fund's typical holding held up well versus its peers during the period.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in financials was a large contributor to relative returns. An underweight position in real estate investment trusts, an overweight position in insurers, and good stock selection in regional banks made up the majority of outperformance. Stock selection in the energy and utilities sectors also positively impacted Fund performance. Consumers were generally hit hard during the period, faced with rising unemployment, declining home values, and a general freeze on credit. Against this backdrop, the consumer discretionary sector was the largest detractor to relative performance as consumer sensitive holdings traded substantially lower. The technology sector also detracted from relative returns as the recession reduced technology spending by businesses. The health care sector also detracted from Fund performance as a result of hospitals cutting back on spending.

Among the individual stocks that contributed to Fund performance were O'Reilly Automotive, a retailer of aftermarket parts and supplies, Apollo Group (no longer a Fund holding), a provider of higher education through several subsidiaries, and URS, a construction, engineering and technical services company. O'Reilly Automotive benefited from weakness in new car sales, as consumers held on to their cars longer and needed to perform necessary maintenance. Apollo Group benefited due to the rise in unemployment that caused many unemployed workers to enroll in educational programs, thus increasing student enrollment at their subsidiaries. While Apollo Group was a strong performer for the Fund, it was sold as Turner Investment Partners, Inc. ("Turner") felt there were other stocks within the consumer discretionary sector with a better risk/reward profile. URS saw its business hold-up well due to projects previously in place and may also be a beneficiary of the federal stimulus package. On the other side of the equation, Central European Distribution, a Central and Eastern European alcoholic beverage company, Kansas City Southern, a company that holds railroad assets in the Southern U.S. and Mexico, and NII Holdings, a seller of wireless phone service in Latin America, detracted from Fund performance. Central European Distribution was hurt by concerns about the growing world economic crisis due to its Eastern European and Russian market exposure. Kansas City Southern saw its stock price decline as investors' expectations for the stock were reduced with the slowing economy and changing Mexican exchange rate. NII Holdings saw its stock price decline due to concerns about competition in its key Mexican market and concerns that it would be hurt by declining local currencies.

Q. What is the investment outlook for the mid-cap growth equity market?

A. Munder Capital Management ("Munder") believes that while global stock markets will most likely remain volatile for the next few quarters, it anticipates that these markets should recover before there is a global economic recovery. Long term, Munder believes that the Fund's orientation toward companies with strong balance sheets and stable management will likely be rewarded. Munder believes the combination of fundamental strength and reasonable valuation positions held in the Fund may bode well for strong competitive performance in the year ahead.

As Turner sees it, the stock market could break into bullish territory once signs become more evident that the economy is improving. For instance, Turner notes that the outperformance of early cycle stocks during the first quarter of 2009, especially technology stocks, is encouraging because early cyclical companies have typically heralded a trough in the leading economic indicators about two quarters in advance. Turner also notes that, historically, certain stocks have done well even when the economic news was still bleak. In addition, Turner points out that the federal government is continuing to provide stimuli to the economy that may be altered and broadened even further, if necessary, to help renew growth.

Turner notes that because of the current economic environment and the recession that continues to affect the global marketplace, it has positioned the portion of the Fund's assets it manages to focus on pure growth companies, early cycle opportunities, and companies focused on gaining market share in their respective industries. Turner believes that pure growth companies generally have strong management teams, innovative products and strong brand awareness. Turner feels that early cycle stocks are companies that are generally well-positioned to lead the market when the first signs of sustainable improvement in economic activity are evident, and may be the first to rebound during an improving economy. Finally, Turner points out that companies focused on gaining market share may emerge from the recession as stronger organizations, with greater market share and pricing power. Turner believes that the portion of the Fund's assets it manages is well-positioned to benefit from this diversified approach, while also being well-positioned to take advantage of opportunities when the equity markets rebound and move higher.

*Top Ten Holdings
as of March 31, 2009**

Midcap SPDR Trust, Series 1	2.5%
McAfee	2.0%
Stericycle	1.5%
Airgas	1.4%
GameStop, Cl A	1.3%
American Tower, Cl A	1.3%
O'Reilly Automotive	1.2%
Annaly Capital Management	1.1%
Express Scripts	1.1%
Digital Realty Trust	1.1%
As a % of Total Fund Investments	14.5%

* Excludes short-term money market fund.

---

[1] Part of the Fund's performance is due to a one-time distribution of settlement funds from the Pilgrim, Baxter & Associates, Ltd. Fair Fund. If the Fund had not received this distribution, its performance would have been lower. The amount received from this distribution is disclosed as Settlement Income on the Statements of Operations.

Growth Fund

Old Mutual Growth Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/19/85	(36.06)%	(2.78)%	(2.32)%	8.22%
Class A with load	09/30/03	(39.89)%	(4.16)%	n/a	(2.13)%
Class A without load	09/30/03	(36.23)%	(3.02)%	n/a	(1.07)%
Class C with load	09/30/03	(37.33)%	(3.74)%	n/a	(1.81)%
Class C without load	09/30/03	(36.70)%	(3.74)%	n/a	(1.81)%
Institutional Class	12/20/06[1]	(36.06)%	n/a	n/a	(15.08)%
Russell Midcap® Growth Index	01/01/86[2]	(39.58)%	(3.91)%	(0.86)%	8.30%
S&P MidCap 400 Index	11/30/85[3]	(36.09)%	(2.84)%	4.20%	(11.20)%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is January 1, 1986 at the time the index started.

[3] The inception date used for this index is November 30, 1985 since at the time the index priced monthly.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-advisers and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.34% and 1.10%; 16.50% and 1.35%; 4.04% and 2.10%; and 3,578.21% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 96.3%		
Agricultural Chemicals — 0.3%		
CF Industries Holdings	13,240	$ 942
Total Agricultural Chemicals		942
Airlines — 0.3%		
Continental Airlines, Cl B*	93,430	823
Total Airlines		823
Apparel Manufacturers — 0.7%		
Coach*	58,880	983
Gildan Activewear*	100,325	813
Total Apparel Manufacturers		1,796
Applications Software — 1.3%		
Check Point Software Technologies*	124,030	2,755
Salesforce.com*	26,930	881
Total Applications Software		3,636
Auction House/Art Dealer — 0.8%		
Ritchie Bros Auctioneers	117,525	2,185
Total Auction House/Art Dealer		2,185
Beverages-Non-Alcoholic — 0.5%		
Hansen Natural*	35,630	1,283
Total Beverages-Non-Alcoholic		1,283
Beverages-Wine/Spirits — 0.5%		
Brown-Forman, Cl B	22,850	887
Central European Distribution*	49,825	536
Total Beverages-Wine/Spirits		1,423
Broadcast Services/Programming — 0.5%		
Discovery Communications, Cl A*	47,362	759
Discovery Communications, Cl C*	50,412	739
Total Broadcast Services/Programming		1,498
Building Products-Cement/Aggregate — 0.4%		
Martin Marietta Materials	12,580	998
Total Building Products-Cement/Aggregate		998
Building-Residential/Commercial — 1.1%		
Pulte Homes	166,940	1,825
Toll Brothers*	67,030	1,217
Total Building-Residential/Commercial		3,042
Cable/Satellite TV — 0.2%		
Cablevision Systems, Cl A	32,650	423
Total Cable/Satellite TV		423

Description	Shares	Value (000)
Casino Hotels — 0.4%		
Wynn Resorts*	56,200	$ 1,122
Total Casino Hotels		1,122
Cellular Telecommunications — 1.0%		
MetroPCS Communications*	106,910	1,826
NII Holdings*	54,025	810
Total Cellular Telecommunications		2,636
Chemicals-Diversified — 1.0%		
FMC	63,500	2,739
Total Chemicals-Diversified		2,739
Chemicals-Specialty — 0.4%		
Ecolab	35,280	1,225
Total Chemicals-Specialty		1,225
Coal — 0.6%		
Consol Energy	66,710	1,684
Total Coal		1,684
Commercial Banks Non-US — 0.3%		
HDFC Bank ADR	12,350	753
Total Commercial Banks Non-US		753
Commercial Banks-Eastern US — 0.4%		
Signature Bank*	38,825	1,096
Total Commercial Banks-Eastern US		1,096
Commercial Services — 0.6%		
Quanta Services*	70,720	1,517
Total Commercial Services		1,517
Commercial Services-Finance — 1.3%		
Equifax	36,050	881
Morningstar*	28,375	969
Paychex	69,650	1,788
Total Commercial Services-Finance		3,638
Computer Services — 1.7%		
Cognizant Technology Solutions, Cl A*	120,477	2,505
IHS, Cl A*	54,175	2,231
Total Computer Services		4,736
Computer Software — 0.4%		
Omniture*	77,290	1,019
Total Computer Software		1,019
Computers-Integrated Systems — 0.5%		
Micros Systems*	71,925	1,349
Total Computers-Integrated Systems		1,349

OLD MUTUAL GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Shares	Value (000)
Computers-Memory Devices — 0.6%		
NetApp*	102,280	$ 1,518
Total Computers-Memory Devices		1,518
Consumer Products-Miscellaneous — 0.8%		
Clorox	21,180	1,090
Tupperware Brands	64,500	1,096
Total Consumer Products-Miscellaneous		2,186
Cosmetics & Toiletries — 0.5%		
Alberto-Culver	63,020	1,425
Total Cosmetics & Toiletries		1,425
Data Processing/Management — 0.6%		
Fiserv*	48,625	1,773
Total Data Processing/Management		1,773
Diagnostic Equipment — 0.2%		
Cepheid*	74,300	513
Total Diagnostic Equipment		513
Dialysis Centers — 1.1%		
DaVita*	67,290	2,957
Total Dialysis Centers		2,957
Distribution/Wholesale — 1.9%		
Fastenal	28,310	910
Genuine Parts	45,925	1,371
LKQ*	202,075	2,884
Total Distribution/Wholesale		5,165
Diversified Financial Services — 0.7%		
IntercontinentalExchange*	27,080	2,017
Total Diversified Financial Services		2,017
Diversified Manufacturing Operations — 0.9%		
Eaton	4,675	172
ESCO Technologies*	24,250	939
Parker Hannifin	39,040	1,327
Total Diversified Manufacturing Operations		2,438
E-Commerce/Services — 0.4%		
priceline.com*	12,700	1,001
Total E-Commerce/Services		1,001
Electric Products-Miscellaneous — 0.2%		
Ametek	20,050	627
Total Electric Products-Miscellaneous		627

Description	Shares	Value (000)
Electric-Integrated — 3.5%		
Northeast Utilities	133,600	$ 2,884
NorthWestern	102,000	2,191
Portland General Electric	48,600	855
PPL	62,500	1,794
Wisconsin Energy	46,850	1,929
Total Electric-Integrated		9,653
Electric-Transmission — 0.9%		
ITC Holdings	55,575	2,424
Total Electric-Transmission		2,424
Electronic Components-Semiconductors — 3.3%		
Altera	113,440	1,991
Broadcom, Cl A*	118,080	2,359
Cree*	70,975	1,670
Microchip Technology	87,700	1,858
PMC - Sierra*	204,540	1,305
Total Electronic Components-Semiconductors		9,183
Electronic Forms — 0.6%		
Adobe Systems*	77,200	1,651
Total Electronic Forms		1,651
Electronic Measuring Instruments — 0.7%		
Itron*	39,050	1,849
Total Electronic Measuring Instruments		1,849
Electronics-Military — 0.7%		
L-3 Communications Holdings	30,225	2,049
Total Electronics-Military		2,049
Energy-Alternate Sources — 0.4%		
Covanta Holding*	43,080	564
First Solar*	4,950	657
Total Energy-Alternate Sources		1,221
Engineering/R&D Services — 1.1%		
Jacobs Engineering Group*	33,560	1,297
URS*	43,625	1,763
Total Engineering/R&D Services		3,060
Engines-Internal Combustion — 0.5%		
Cummins	49,520	1,260
Total Engines-Internal Combustion		1,260
Enterprise Software/Services — 1.0%		
BMC Software*	23,510	776
Sybase*	63,500	1,923
Total Enterprise Software/Services		2,699

Description	Shares	Value (000)
Entertainment Software — 0.5%		
Activision Blizzard*	132,780	$ 1,389
Total Entertainment Software		1,389
Fiduciary Banks — 0.9%		
Northern Trust	40,570	2,427
Total Fiduciary Banks		2,427
Finance-Investment Banker/Broker — 1.0%		
TD Ameritrade Holding*	194,040	2,680
Total Finance-Investment Banker/Broker		2,680
Food-Baking — 0.7%		
Flowers Foods	86,200	2,024
Total Food-Baking		2,024
Food-Confectionery — 0.5%		
JM Smucker	38,325	1,428
Total Food-Confectionery		1,428
Food-Retail — 0.6%		
Whole Foods Market	101,170	1,700
Total Food-Retail		1,700
Footwear & Related Apparel — 0.6%		
Deckers Outdoor*	28,770	1,526
Total Footwear & Related Apparel		1,526
Hazardous Waste Disposal — 1.5%		
Stericycle*	84,600	4,038
Total Hazardous Waste Disposal		4,038
Hotels & Motels — 0.4%		
Starwood Hotels & Resorts Worldwide	93,030	1,182
Total Hotels & Motels		1,182
Human Resources — 0.4%		
Robert Half International	62,180	1,109
Total Human Resources		1,109
Industrial Gases — 1.4%		
Airgas	113,560	3,839
Total Industrial Gases		3,839
Insurance Brokers — 0.9%		
AON	58,235	2,377
Total Insurance Brokers		2,377
Internet Infrastructure Software — 1.1%		
Akamai Technologies*	48,625	943
F5 Networks*	101,300	2,122
Total Internet Infrastructure Software		3,065

Description	Shares	Value (000)
Internet Security — 2.3%		
McAfee*	162,175	$ 5,433
VeriSign*	41,770	788
Total Internet Security		6,221
Investment Management/Advisory Services — 2.0%		
Blackrock	16,950	2,204
Eaton Vance	68,150	1,557
T Rowe Price Group	63,190	1,824
Total Investment Management/Advisory Services		5,585
Leisure & Recreational Products — 0.5%		
WMS Industries*	63,140	1,320
Total Leisure & Recreational Products		1,320
Machine Tools & Related Products — 0.3%		
Lincoln Electric Holdings	29,075	921
Total Machine Tools & Related Products		921
Machinery-Farm — 0.2%		
AGCO*	23,550	462
Total Machinery-Farm		462
Machinery-Pumps — 0.6%		
Flowserve	30,500	1,712
Total Machinery-Pumps		1,712
Medical Instruments — 1.0%		
Intuitive Surgical*	4,910	468
St. Jude Medical*	52,830	1,919
Techne	9,000	492
Total Medical Instruments		2,879
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	29,900	1,749
Total Medical Labs & Testing Services		1,749
Medical Products — 1.6%		
Haemonetics*	39,725	2,188
West Pharmaceutical Services	65,050	2,134
Total Medical Products		4,322
Medical-Biomedical/Genetic — 2.3%		
Alexion Pharmaceuticals*	44,200	1,665
Illumina*	53,340	1,986
Myriad Genetics*	36,400	1,655
United Therapeutics*	16,450	1,087
Total Medical-Biomedical/Genetic		6,393
Medical-Drugs — 0.8%		
Allergan	44,450	2,123
Total Medical-Drugs		2,123

OLD MUTUAL GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Shares	Value (000)
Medical-HMO — 0.2%		
Aetna	24,310	$ 591
Total Medical-HMO		591
Medical-Wholesale Drug Distributors — 0.4%		
AmerisourceBergen	29,710	970
Total Medical-Wholesale Drug Distributors		970
Metal Processors & Fabricators — 0.7%		
Kaydon	21,675	592
Precision Castparts	22,740	1,362
Total Metal Processors & Fabricators		1,954
Metal-Aluminum — 0.2%		
Alcoa	86,620	636
Total Metal-Aluminum		636
Multimedia — 0.7%		
Factset Research Systems	41,125	2,056
Total Multimedia		2,056
Networking Products — 0.9%		
Atheros Communications*	69,500	1,019
Juniper Networks*	100,730	1,517
Total Networking Products		2,536
Office Furnishings-Original — 0.0%		
Interface, Cl A	12,400	37
Total Office Furnishings-Original		37
Oil & Gas Drilling — 0.2%		
Atlas America	73,737	645
Total Oil & Gas Drilling		645
Oil Companies-Exploration & Production — 3.9%		
Arena Resources*	32,825	836
Denbury Resources*	50,650	753
EQT	90,900	2,848
PetroHawk Energy*	66,010	1,269
Questar	32,690	962
Range Resources	41,760	1,719
Southwestern Energy*	79,365	2,356
Total Oil Companies-Exploration & Production		10,743
Oil Field Machinery & Equipment — 1.0%		
Cameron International*	64,000	1,404
Dresser-Rand Group*	55,060	1,217
Total Oil Field Machinery & Equipment		2,621

Description	Shares	Value (000)
Oil-Field Services — 2.3%		
Core Laboratories	28,950	$ 2,118
Oceaneering International*	42,750	1,576
Oil States International*	43,900	589
Weatherford International*	189,250	2,095
Total Oil-Field Services		6,378
Patient Monitoring Equipment — 0.2%		
Masimo*	16,200	470
Total Patient Monitoring Equipment		470
Pharmacy Services — 1.3%		
Express Scripts*	66,335	3,063
Omnicare	25,640	628
Total Pharmacy Services		3,691
Physical Therapy/Rehabilitation Centers — 0.3%		
Psychiatric Solutions*	51,200	805
Total Physical Therapy/Rehabilitation Centers		805
Pipelines — 0.3%		
Enbridge	30,200	870
Total Pipelines		870
Printing-Commercial — 0.3%		
VistaPrint*	30,140	829
Total Printing-Commercial		829
Private Corrections — 0.6%		
Corrections Corp of America*	132,925	1,703
Total Private Corrections		1,703
Property/Casualty Insurance — 0.9%		
ProAssurance*	53,325	2,486
Total Property/Casualty Insurance		2,486
Quarrying — 0.1%		
Compass Minerals International	5,725	323
Total Quarrying		323
Racetracks — 0.0%		
Penn National Gaming*	3,500	85
Total Racetracks		85
Reinsurance — 0.8%		
Axis Capital Holdings	97,700	2,202
Total Reinsurance		2,202
REITs-Apartments — 0.5%		
Essex Property Trust	23,000	1,319
Total REITs-Apartments		1,319

Description	Shares	Value (000)
REITs-Diversified — 1.1%		
Digital Realty Trust	91,655	$ 3,041
Total REITs-Diversified		3,041
REITs-Mortgage — 1.2%		
Annaly Capital Management	230,225	3,193
Total REITs-Mortgage		3,193
REITs-Office Property — 0.8%		
Alexandria Real Estate Equities	26,525	966
Corporate Office Properties Trust	49,650	1,233
Total REITs-Office Property		2,199
Rental Auto/Equipment — 0.6%		
Aaron Rents	59,025	1,574
Total Rental Auto/Equipment		1,574
Respiratory Products — 0.7%		
ResMed*	57,925	2,047
Total Respiratory Products		2,047
Retail-Apparel/Shoe — 2.1%		
Guess?	138,995	2,930
Nordstrom	60,890	1,020
Urban Outfitters*	105,220	1,722
Total Retail-Apparel/Shoe		5,672
Retail-Auto Parts — 1.2%		
O'Reilly Automotive*	92,225	3,229
Total Retail-Auto Parts		3,229
Retail-Computer Equipment — 1.3%		
GameStop, Cl A*	132,460	3,712
Total Retail-Computer Equipment		3,712
Retail-Consumer Electronics — 0.6%		
Best Buy	41,890	1,590
Total Retail-Consumer Electronics		1,590
Retail-Regional Department Store — 1.1%		
Kohl's*	69,050	2,922
Total Retail-Regional Department Store		2,922
Retail-Restaurants — 2.2%		
Burger King Holdings	76,650	1,759
Darden Restaurants	62,990	2,158
Yum! Brands	75,880	2,085
Total Retail-Restaurants		6,002
Schools — 0.8%		
ITT Educational Services*	8,050	977
New Oriental Education & Technology Group ADR*	26,225	1,318
Total Schools		2,295

Description	Shares	Value (000)
Semiconductor Equipment — 2.0%		
ASML Holding	38,250	$ 670
Kla-Tencor	76,910	1,538
Lam Research*	69,780	1,589
Varian Semiconductor Equipment Associates*	80,445	1,742
Total Semiconductor Equipment		5,539
Soap & Cleaning Preparation — 0.6%		
Church & Dwight	33,300	1,739
Total Soap & Cleaning Preparation		1,739
Steel Pipe & Tube — 0.4%		
Valmont Industries	24,200	1,215
Total Steel Pipe & Tube		1,215
Steel-Producers — 0.8%		
Nucor	20,220	772
Steel Dynamics	146,470	1,290
Total Steel-Producers		2,062
Superconductor Production & Systems — 0.5%		
American Superconductor*	86,900	1,504
Total Superconductor Production & Systems		1,504
Therapeutics — 0.6%		
BioMarin Pharmaceuticals*	128,825	1,591
Total Therapeutics		1,591
Tools-Hand Held — 0.2%		
Snap-On	24,025	603
Total Tools-Hand Held		603
Transactional Software — 0.8%		
Solera Holdings*	87,125	2,159
Total Transactional Software		2,159
Transport-Rail — 0.2%		
Kansas City Southern*	37,125	472
Total Transport-Rail		472
Transport-Services — 0.6%		
CH Robinson Worldwide	35,730	1,630
Total Transport-Services		1,630
Wireless Equipment — 1.3%		
American Tower, Cl A*	121,760	3,705
Total Wireless Equipment		3,705
X-Ray Equipment — 0.3%		
Hologic*	58,419	765
Total X-Ray Equipment		765
Total Common Stock (Cost $311,440)		265,113

OLD MUTUAL GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Investment Company — 2.5%		
Growth-Mid Cap — 2.5%		
Midcap SPDR Trust, Series 1	77,925	$ 6,908
Total Growth-Mid Cap		6,908
Total Investment Company (Cost $6,586)		6,908
Money Market Fund — 1.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	4,927,774	4,928
Total Money Market Fund (Cost $4,928)		4,928
Total Investments — 100.6% (Cost $322,954)		276,949
Other Assets and Liabilities, Net — (0.6)%		(1,754)
Total Net Assets — 100.0%		$275,195

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL HEITMAN REIT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Heitman REIT Fund's (the "Fund") Class Z shares returned (58.68)%. Its benchmark, the Wilshire U.S. Real Estate Securities Index returned (61.03)% for the same period. Performance for all share classes can be found on page 57.

Q. What investment environment did the Fund face during the past year?

A. The investment environment was turbulent over the last year. The real estate companies in which the Fund invested in are dependent on a functioning debt market and debt markets progressively worsened as the year went on. For part of the year, debt markets were virtually frozen as it related to real estate, making for a very difficult investment environment.

Q. Which market factors influenced the Fund's relative performance?

A. The year was one of the most difficult on record for the real estate investment trust ("REIT") market as the credit crisis took a tremendous toll on the financials sector and REITs. As credit evaporated over the year, sectors that depend on the debt market suffered. Even though the REIT sector has relatively good debt service coverage ratios and reasonable leverage relative to asset value, the market punished the sector because of refinancing issues. The weak economy also took a toll on property fundamentals. Vacancy rates increased across all property types, which may result in reduced earnings expectations as REIT cash flows weaken. Real estate values fell during the period and Heitman Real Estate Securities LLC ("Heitman") believes they will likely continue to fall for the foreseeable future. The limited availability of debt capital, higher required returns on equity capital and weakening real estate fundamentals may all contribute to REIT declining values.

Q. How did portfolio composition affect Fund performance?

A. On an individual holdings basis, the Fund's positions in Liberty Property Trust (no longer a Fund holding), Equity Lifestyle Properties and Kilroy Realty Corporation (no longer a Fund holding) contributed positively, helping to bolster the Fund's return. These three securities were owned by the Fund during periods of the year when the REIT market was going up or holding steady.

Stocks that were detrimental to the Fund's performance were Simon Property Group, Boston Properties and Vornado Realty Trust. These securities were affected by the toll the credit crisis took on the financials sector and REITs, thus hurting Fund performance.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Heitman REIT Fund's (the "Fund") Class Z shares returned (58.68)%. Its benchmark, the Wilshire U.S. Real Estate Securities Index returned (61.03)% for the same period.*

- *The year was one of the most difficult on record for the real estate investment trust ("REIT") market as the credit crisis took a tremendous toll on the financials sector and REITs.*

- *On an individual holdings basis, the Fund's positions in Liberty Property Trust (no longer a Fund holding), Equity Lifestyle Properties and Kilroy Realty Corporation (no longer a Fund holding) contributed positively, helping to bolster the Fund's return.*

- *Stocks that were detrimental to the Fund's performance were Simon Property Group, Boston Properties and Vornado Realty Trust.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Heitman Real Estate Securities LLC

*Top Ten Holdings
as of March 31, 2009*

Simon Property Group	9.0%
Public Storage	8.1%
Boston Properties	6.4%
AvalonBay Communities	5.6%
Health Care REIT	4.7%
HCP	4.4%
Equity Residential	4.4%
Digital Realty Trust	4.2%
Vornado Realty Trust	4.0%
Regency Centers	3.7%
As a % of Total Fund Investments	54.5%

Q. **What is the investment outlook for the REIT market?**

A. Heitman feels that compared to one year ago, the economic outlook and financial conditions have weakened and the resulting adjustments in real estate pricing are justified. With the REIT market down over the past year, Heitman believes it is important to consider whether all of the bad news is priced. At some point, Heitman believes financial markets will begin to stabilize and the outlook for the economy should begin to improve. Heitman believes REIT stock prices may anticipate an improvement in the economy and real estate fundamentals before an improvement in property cash flows are apparent. Heitman believes that operating fundamentals at the property level will likely get worse before they get better. Heitman continues to position the Fund defensively, investing in those companies that it believes have strong, liquid balance sheets, sustainable earnings and strong management teams. Heitman continues to be focused on those sectors which it believes should generate earnings growth in a slow growth economic environment. Heitman has done this by focusing on sectors with longer-lease terms and niche sectors which are more defensive in nature. Heitman has been reducing the Fund's exposure to those sectors with shorter-lease terms and business models which Heitman believes will see more of the negative impacts from slowing economic growth. In addition, Heitman is continuously looking for opportunities to take advantage of mispricings in sectors which may not seem attractive in this economic environment. Another investment theme which Heitman is focused on is the changing financial markets. Heitman believes most REITs are in a fairly good financial position and during the foreseeable future, investors should be focused on the strength of REIT's balance sheets. Heitman believes there may be investment opportunities in REITs with strong, liquid balance sheets and REITs that have recapitalized in an attempt to strengthen their balance sheets.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	(58.68)%	(9.43)%	3.32%	5.41%
Class A with load	09/30/03	(61.20)%	(10.74)%	n/a	(6.44)%
Class A without load	09/30/03	(58.85)%	(9.67)%	n/a	(5.43)%
Class C with load	09/30/03	(59.58)%	(10.35)%	n/a	(6.14)%
Class C without load	09/30/03	(59.18)%	(10.35)%	n/a	(6.14)%
Institutional Class	12/20/06[1]	(58.56)%	n/a	n/a	(37.13)%
Wilshire U.S. Real Estate Securities Index[3]	02/28/89[2]	(61.03)%	(9.46)%	3.35%	3.72%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

* Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is February 28, 1989 since at the time the index was priced monthly.

[3] Effective April 1, 2009, the Dow Jones Wilshire Real Estate Securities Index changed its name to the Wilshire U.S. Real Estate Securities Index.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.36% and 1.25%; 1.64% and 1.50%; 10.88% and 2.25%; and 1.26% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



OLD MUTUAL HEITMAN REIT FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 98.1%		
REITs-Apartments — 18.4%		
American Campus Communities	44,043	$ 765
AvalonBay Communities	35,895	1,689
Camden Property Trust	50,400	1,088
Equity Residential	72,031	1,322
Essex Property Trust	12,320	706
Total REITs-Apartments		5,570
REITs-Diversified — 12.8%		
Digital Realty Trust	38,574	1,280
Entertainment Properties Trust	16,200	255
PS Business Parks	9,700	357
Vornado Realty Trust	36,177	1,202
Washington Real Estate Investment Trust	45,000	778
Total REITs-Diversified		3,872
REITs-Health Care — 15.9%		
HCP	74,214	1,325
Health Care REIT	46,282	1,416
Nationwide Health Properties	42,591	945
Ventas	48,595	1,099
Total REITs-Health Care		4,785
REITs-Hotels — 2.4%		
Host Hotels & Resorts	121,989	478
LaSalle Hotel Properties	40,900	239
Total REITs-Hotels		717
REITs-Manufactured Homes — 1.7%		
Equity Lifestyle Properties	13,700	522
Total REITs-Manufactured Homes		522
REITs-Office Property — 14.2%		
Alexandria Real Estate Equities	28,589	1,041
Boston Properties	54,635	1,914
Corporate Office Properties Trust	27,100	673
Douglas Emmett	90,000	665
Total REITs-Office Property		4,293
REITs-Regional Malls — 11.4%		
Macerich	24,100	151
Simon Property Group	78,075	2,704
Taubman Centers	34,368	586
Total REITs-Regional Malls		3,441

Description	Shares	Value (000)
REITs-Shopping Centers — 8.1%		
Acadia Realty Trust	43,156	$ 458
Federal Realty Investment Trust	19,200	883
Regency Centers	41,893	1,113
Total REITs-Shopping Centers		2,454
REITs-Single Tenant — 0.9%		
National Retail Properties	17,035	270
Total REITs-Single Tenant		270
REITs-Storage — 8.1%		
Public Storage	44,069	2,435
Total REITs-Storage		2,435
REITs-Warehouse/Industrial — 4.2%		
AMB Property	21,274	306
EastGroup Properties	6,000	168
Prologis	120,700	785
Total REITs-Warehouse/Industrial		1,259
Total Common Stock (Cost $38,580)		29,618
Money Market Fund — 1.6%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	477,871	478
Total Money Market Fund (Cost $478)		478
Total Investments — 99.7% (Cost $39,058)		30,096
Other Assets and Liabilities, Net — 0.3%		80
Total Net Assets — 100.0%		$ 30,176

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Large Cap Growth Fund (the "Fund") underperformed its benchmark, the Russell 1000® Growth Index. The Fund's Class Z shares posted a (40.88)%[1] return versus a (34.28)% return for the benchmark. Performance for all share classes can be found on page 61.

Q. What investment environment did the Fund face during the past year?

A. This past year was one of the worst years in the history of the financial markets. On the consumer front, the loss of jobs and wealth weighed heavily on consumption, and frugality remained the order of the day. Nonetheless, there were signs that suggested the worst may be over. With several relief packages, a $787 billion stimulus package and an ongoing effort to bolster confidence, the U.S. Federal Reserve Board indicated that a domestic economic recovery may be underway. These efforts appear to have had some success in improving market sentiment. Announcements by Citigroup, JP Morgan Chase and Bank of America that all three firms were profitable in January and February 2009 sparked a market rally at the end of the first quarter of 2009. Additionally, an improvement in existing home sales from January to February 2009 appeared to signal that the damaged housing market may be showing signs of stabilizing. Finally, clarity by the U.S. Treasury surrounding its plan to buy up to $2 trillion in toxic real estate assets from banks helped restore investor confidence as all major indices posted positive returns for the month of March 2009.

Q. Which market factors influenced the Fund's relative performance?

A. Stock selection was the biggest detractor to the Fund's performance, while sector allocation was a positive contributor to performance given the Fund's allocation to cash. Risk aversion remained foremost in investors' minds during much of the year. With investors remaining extremely risk averse, companies with premium earnings growth rates were not rewarded. Consequently, it was a difficult twelve months for the Fund on both an absolute and relative basis.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in materials contributed positively to the Fund's performance, as did a slight underweight to the energy sector. Stock selection in the financials sector also contributed positively to the Fund's performance. The Fund's underweight position in consumer staples, and stock selection in health care and industrials, detracted from performance during the year.

Among the individual stocks that contributed to Fund performance were MetroPCS Communications, a wireless telecommunications carrier, Family Dollar Stores, an operator of variety stores offering discount merchandise, and Best Buy, a specialty retailer of consumer electronics. MetroPCS Communications benefited from better than expected net subscriber ads for the first quarter of 2009, and management reiterated a positive outlook for 2009. Family Dollar Stores reported better than expected earnings results for fourth quarter 2008 as U.S. consumers frequented discount retailers as a way to save money during the recession. Best Buy benefited from the bankruptcy and liquidation of competitor Circuit City. Best Buy also benefited from sales of Apple products. On the other side of the equation, Intuitive Surgical (no longer a Fund holding), a designer, manufacturer and marketer of surgical systems, investment manager T. Rowe Price Group, and Varian Medical Systems, a provider of cancer therapy systems worldwide, detracted from Fund performance. Intuitive Surgical saw its stock decline due to concerns that the challenging economic environment would result in a general cutback in hospital capital spending plans. T. Rowe Price Group saw its profits hurt by investment write-downs and asset depreciation. Varian Medical Systems' stock declined on uncertainties surrounding the Obama Administration's health care plan.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Large Cap Growth Fund (the "Fund") underperformed its benchmark, the Russell 1000® Growth Index. The Fund's Class Z shares posted a (40.88)% return versus a (34.28)% return for the benchmark.*

- *Stock selection in materials contributed positively to the Fund's performance, as did a slight underweight to the energy sector. Stock selection in the financials sector also contributed to the Fund's performance. The Fund's underweight position in consumer staples, and stock selection in health care and industrials, detracted from performance during the year.*

- *Among the individual stocks that contributed to Fund performance were MetroPCS Communications, a wireless telecommunications carrier, Family Dollar Stores, an operator of variety stores offering discount merchandise, and Best Buy, a specialty retailer of consumer electronics.*

- *Intuitive Surgical (no longer a Fund holding), a designer, manufacturer and marketer of surgical systems, investment manager T. Rowe Price Group, and Varian Medical Systems, a provider of cancer therapy systems worldwide, detracted from Fund performance.*

Management Overview (Unaudited)

Sub-Advisers: Ashfield Capital Partners, LLC and Turner Investment Partners, Inc.

*Top Ten Holdings
as of March 31, 2009*

Qualcomm	4.1%
Google, Cl A	3.6%
Apple	3.4%
Monsanto	3.0%
Gilead Sciences	2.6%
Intel	2.5%
Cisco Systems	1.9%
International Business Machines	1.9%
PepsiCo	1.9%
Occidental Petroleum	1.8%
As a % of Total Fund Investments	26.7%

Q. What is the investment outlook for the large-cap growth equity market?

A. Ashfield Capital Partners, LLC ("Ashfield") notes that periods of economic weakness have previously been accompanied by increases in market volatility, allowing for active managers to typically outperform passive strategies. Ashfield believes quality companies with sound balance sheets, large cash positions and a history or ability to pay dividends are likely to outperform the market in 2009. Ashfield believes many opportunities will likely present themselves in the next bull market including infrastructure spending, the evolution of technology bringing further advancements in communications and entertainment, and lastly, health care reform which may provide opportunities for companies to engage in cost containment and scientific advancement. Ashfield continues to believe that as the economy recovers from the recession, larger diversified growth companies may outperform. Ashfield believes information technology and consumer discretionary will likely continue to be investment themes with the greatest opportunity. Ashfield believes the greatest uncertainties facing the financial markets are the speed and degree of success policymakers will have combating the recession, and the length and depth of the recession, as well as geopolitical issues. In Ashfield's opinion, these factors present the most concern going forward for stocks in general, but especially growth stocks and their absolute performance.

As Turner Investment Partners, Inc. ("Turner") sees it, the stock market could break into bullish territory once signs become more evident that the economy is improving. For instance, Turner notes that the outperformance of early cycle stocks during the first quarter of 2009, especially technology stocks, is encouraging because early cyclical companies have typically heralded a trough in the leading economic indicators about two quarters in advance. Turner also notes that, historically, certain stocks have done well even when the economic news was still bleak. In addition, Turner points out that the federal government is continuing to provide stimuli to the economy that may be altered and broadened even further, if necessary, to help renew growth.

Turner notes that as of March 31, 2009, the portion of the Fund's assets it manages can be broadly classified into three categories: traditional growth, early cycle, or market share gainer. Turner points out that the traditional growth companies generally have strong management teams, innovative products and strong brand awareness. In short, Turner believes they may have a superior competitive advantage that may allow these companies to continue to generate superior earnings growth. Turner believes the early cycle companies are generally well positioned to lead the market when the first signs of sustainable improvement in economic activity are evident. Finally, Turner notes that market share gainers are companies it believes are taking advantage of the downturn to expand their client base in their respective industries.

[1] Part of the Fund's performance is due to a one-time distribution of settlement funds from the Pilgrim, Baxter & Associates, Ltd. Fair Fund. If the Fund had not received this distribution, its performance would have been lower. The amount received from this distribution is disclosed as Settlement Income on the Statements of Operations.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	(40.88)%	(5.86)%	(4.49)%	3.57%
Class A with load	09/30/03	(44.48)%	(7.23)%	n/a	(4.42)%
Class A without load	09/30/03	(41.09)%	(6.12)%	n/a	(3.39)%
Class C with load	09/30/03	(42.04)%	(6.81)%	n/a	(4.09)%
Class C without load	09/30/03	(41.45)%	(6.81)%	n/a	(4.09)%
Institutional Class	12/20/06[1]	(40.66)%	n/a	n/a	(19.30)%
Russell 1000® Growth Index	11/29/96	(34.28)%	(4.38)%	(5.26)%	0.77%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action and/or regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current adviser and sub-advisers. In addition, prior to February 10, 2007, the Fund was co-managed by a sub-adviser other than Ashfield Capital Partners, LLC, and the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future. Prior to April 29, 2008, the Fund was named the Old Mutual Large Cap Growth Concentrated Fund.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.63% and 1.25%; 3.26% and 1.50%; 3.36% and 2.25%; and 3,758.59% and 0.95%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 97.7%		
Agricultural Chemicals — 2.9%		
Monsanto	50,393	$ 4,188
Total Agricultural Chemicals		4,188
Applications Software — 2.0%		
Microsoft	111,073	2,040
Salesforce.com*	24,720	809
Total Applications Software		2,849
Beverages-Non-Alcoholic — 1.8%		
PepsiCo	50,880	2,619
Total Beverages-Non-Alcoholic		2,619
Brewery — 1.1%		
Cia de Bebidas das Americas ADR	31,670	1,512
Total Brewery		1,512
Building-Residential/Commercial — 1.3%		
Pulte Homes	70,860	774
Toll Brothers*	57,950	1,052
Total Building-Residential/Commercial		1,826
Cable/Satellite TV — 0.0%		
DIRECTV Group*	3	—
Total Cable/Satellite TV		—
Casino Hotels — 0.7%		
Wynn Resorts*	50,300	1,004
Total Casino Hotels		1,004
Cellular Telecommunications — 2.4%		
China Mobile ADR	49,720	2,164
MetroPCS Communications*	71,390	1,219
Total Cellular Telecommunications		3,383
Coffee — 0.0%		
Green Mountain Coffee Roasters*	4	—
Total Coffee		—
Commercial Services-Finance — 1.2%		
Visa, Cl A	15,020	835
Western Union	71,820	903
Total Commercial Services-Finance		1,738
Computers — 6.7%		
Apple*	46,410	4,879
Hewlett-Packard	60,610	1,943
International Business Machines	27,725	2,686
Total Computers		9,508

Description	Shares	Value (000)
Consumer Products-Miscellaneous — 1.4%		
Clorox	38,010	$ 1,957
Total Consumer Products-Miscellaneous		1,957
Cosmetics & Toiletries — 1.2%		
Procter & Gamble	36,425	1,715
Total Cosmetics & Toiletries		1,715
Disposable Medical Products — 1.3%		
C.R. Bard	22,655	1,806
Total Disposable Medical Products		1,806
Diversified Banking Institution — 0.9%		
Goldman Sachs Group	11,450	1,214
Total Diversified Banking Institution		1,214
Diversified Financial Services — 1.4%		
IntercontinentalExchange*	26,750	1,992
Total Diversified Financial Services		1,992
Diversified Manufacturing Operations — 0.5%		
Danaher	14,140	767
Total Diversified Manufacturing Operations		767
E-Commerce/Products — 1.7%		
Amazon.com*	33,820	2,484
Total E-Commerce/Products		2,484
E-Commerce/Services — 1.4%		
priceline.com*	24,615	1,939
Total E-Commerce/Services		1,939
Electric Products-Miscellaneous — 1.0%		
Emerson Electric	50,940	1,456
Total Electric Products-Miscellaneous		1,456
Electronic Components-Semiconductors — 4.1%		
Broadcom, Cl A*	114,830	2,294
Intel	234,720	3,533
Total Electronic Components-Semiconductors		5,827
Energy-Alternate Sources — 1.5%		
Covanta Holding*	55,562	727
First Solar*	10,460	1,388
Total Energy-Alternate Sources		2,115
Engineering/R&D Services — 1.7%		
ABB ADR	97,485	1,359
Jacobs Engineering Group*	27,695	1,071
Total Engineering/R&D Services		2,430

Description	Shares	Value (000)
Enterprise Software/Services — 1.2%		
SAP ADR	48,705	$ 1,719
Total Enterprise Software/Services		1,719
Fiduciary Banks — 2.3%		
Northern Trust	26,280	1,572
State Street	53,525	1,647
Total Fiduciary Banks		3,219
Finance-Investment Banker/Broker — 1.1%		
Charles Schwab	104,070	1,613
Total Finance-Investment Banker/Broker		1,613
Food-Wholesale/Distribution — 1.2%		
Sysco	72,890	1,662
Total Food-Wholesale/Distribution		1,662
Industrial Gases — 1.6%		
Praxair	34,075	2,293
Total Industrial Gases		2,293
Instruments-Scientific — 1.3%		
Thermo Fisher Scientific*	50,450	1,800
Total Instruments-Scientific		1,800
Internet Security — 0.6%		
McAfee*	27,000	905
Total Internet Security		905
Investment Management/Advisory Services — 2.4%		
Blackrock	18,350	2,386
T Rowe Price Group	36,340	1,049
Total Investment Management/Advisory Services		3,435
Machinery-Pumps — 0.6%		
Flowserve	14,945	839
Total Machinery-Pumps		839
Medical Instruments — 0.7%		
St. Jude Medical*	28,850	1,048
Total Medical Instruments		1,048
Medical Products — 5.0%		
Baxter International	33,250	1,703
Johnson & Johnson	38,140	2,006
Stryker	44,770	1,524
Varian Medical Systems*	61,943	1,886
Total Medical Products		7,119

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 5.3%		
Amgen*	29,644	$ 1,468
Celgene*	51,575	2,290
Gilead Sciences*	80,510	3,729
Total Medical-Biomedical/Genetic		7,487
Medical-Drugs — 1.4%		
Abbott Laboratories	40,655	1,939
Total Medical-Drugs		1,939
Networking Products — 1.9%		
Cisco Systems*	160,685	2,695
Total Networking Products		2,695
Oil Companies-Exploration & Production — 2.9%		
Occidental Petroleum	45,970	2,558
Southwestern Energy*	51,778	1,537
Total Oil Companies-Exploration & Production		4,095
Oil Companies-Integrated — 1.1%		
Petroleo Brasileiro ADR	52,500	1,600
Total Oil Companies-Integrated		1,600
Oil Field Machinery & Equipment — 1.5%		
National Oilwell Varco*	73,435	2,108
Total Oil Field Machinery & Equipment		2,108
Oil-Field Services — 2.7%		
Halliburton	89,930	1,391
Weatherford International*	218,670	2,421
Total Oil-Field Services		3,812
Pharmacy Services — 1.4%		
Express Scripts*	42,985	1,985
Total Pharmacy Services		1,985
Retail-Building Products — 0.8%		
Lowe's	62,420	1,139
Total Retail-Building Products		1,139
Retail-Computer Equipment — 1.3%		
GameStop, Cl A*	66,385	1,860
Total Retail-Computer Equipment		1,860
Retail-Consumer Electronics — 0.9%		
Best Buy	33,400	1,268
Total Retail-Consumer Electronics		1,268
Retail-Discount — 3.1%		
Family Dollar Stores	73,236	2,444
Wal-Mart Stores	39,060	2,035
Total Retail-Discount		4,479

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Retail-Drug Store — 1.2%		
CVS Caremark	61,630	$ 1,694
Total Retail-Drug Store		1,694
Retail-Restaurants — 1.3%		
McDonald's	34,720	1,895
Total Retail-Restaurants		1,895
Semiconductor Equipment — 2.4%		
Applied Materials	103,700	1,115
Lam Research*	100,780	2,295
Total Semiconductor Equipment		3,410
Steel-Producers — 0.8%		
Nucor	29,350	1,120
Total Steel-Producers		1,120
Telecommunications Equipment — 0.8%		
Harris	41,795	1,210
Total Telecommunications Equipment		1,210
Transport-Rail — 1.0%		
Union Pacific	33,075	1,360
Total Transport-Rail		1,360
Transport-Services — 0.8%		
United Parcel Service, Cl B	22,720	1,118
Total Transport-Services		1,118
Water — 0.7%		
Aqua America	49,802	996
Total Water		996
Web Portals/ISP — 3.6%		
Google, Cl A*	14,580	5,075
Total Web Portals/ISP		5,075

Description	Shares	Value (000)
Wireless Equipment — 4.6%		
American Tower, Cl A*	27,810	$ 846
Qualcomm	147,672	5,746
Total Wireless Equipment		6,592
Total Common Stock (Cost $159,456)		138,918
Money Market Fund — 1.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	2,510,769	2,511
Total Money Market Fund (Cost $2,511)		2,511
Total Investments — 99.5% (Cost $161,967)		141,429
Other Assets and Liabilities, Net — 0.5%		723
Total Net Assets — 100.0%		$142,152

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

Management Overview (Unaudited)

Sub-Advisers: Ashfield Capital Partners, LLC.[1]; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Strategic Small Company Fund (the "Fund") outperformed its benchmark, the Russell 2000® Index (the "Index"). The Fund's Class Z shares posted a (34.87)%[2] return versus a (37.50)% return for the benchmark. Performance for all share classes can be found on page 68.

Q. What investment environment did the Fund face during the past year?

A. The period was one of the toughest environments for stocks since the 1930s, and was particularly difficult for financial stocks. Many financial services firms entered into receivership, merged with another firm, or sought relief directly from the U.S. Treasury through the unprecedented Troubled Asset Relief Program.

Volatility, short covering and exchange traded fund volume flow put extreme pressure on small-cap stocks. Through these extraordinary times, there was a seismic shift in the market capitalizations of small companies to the downside. During the period, there were large market movements within a single day that would have been the equivalent of an entire year's return in past periods. Growth stocks did only slightly better than value stocks, as the markets tightened even further with the collapse of the financial services sector and companies like AIG and Lehman Brothers. Access to credit and the capital markets disappeared in the third quarter of 2008, further weakening the outlook for small-cap stocks. However, the first quarter of 2009 proved slightly better for small-cap stocks. As more analysts brought expectations in-line with market conditions and many management teams right-sized earnings analyses and outlooks based on the gloomy economic conditions and recession, there were a number of smaller capitalization companies which did report a positive quarter. In addition, stocks with slower long-term earnings growth rates underperformed those with faster long-term earnings growth rates, another sign that better quality small-cap stocks with proven management and executable strategies were starting to be rewarded.

Q. Which market factors influenced the Fund's relative performance?

A. Copper Rock Capital Partners, LLC ("Copper Rock") notes that stock selection in telecommunications, energy and consumer cyclicals contributed positively to relative performance in its portion of the Fund. In addition, although Copper Rock had reduced its exposure to natural gas and moved to an underweight position relative to the Index in the middle of third quarter 2008, it started to add to the energy sector in the fourth quarter 2008 based on its performance expectations for the exploration and production, and oil services stocks. This re-positioning proved to be beneficial to the Fund. On the downside, Copper Rock notes that stock selection in technology, financial services, business services and health care detracted from performance in its portion of the Fund. Specifically, within technology, the sector was down categorically throughout much of 2008 as the recession put severe pressure on companies' abilities to invest in technology. Inventories remained high and concerns for the sector grew as corporate budgets tightened and as companies collapsed, including those within the financials sector, a super-user of technological products. Copper Rock notes that within business services, its portion of the Fund's holdings in education services contributed to performance. However, some of the financial consulting services companies within the business services sector detracted from performance. Weakness in the financial services sector, in addition to other industries, impacted these companies' abilities to secure consulting contracts.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Strategic Small Company Fund (the "Fund") outperformed its benchmark, the Russell 2000® Index. The Fund's Class Z shares posted a (34.87)% return versus a (37.50)% return for the benchmark.*
- *From a sector perspective, consumer discretionary and financials were two of the better performing sectors for the year, as stock selection in these sectors helped significantly. Stock selection in telecommunications services and an overweight in utilities also helped Fund performance. On the other side of the equation, stock selection in health care and information technology harmed Fund performance, as did a slight overweight in the energy sector.*
- *Among the individual stocks that contributed to Fund performance were Neutral Tandem, a provider of interconnection services to telecommunications carriers, SBA Communications, an owner and operator of wireless communication towers, and Allegiant Travel, a leisure travel company.*
- *Psychiatric Solutions, a provider of inpatient behavioral/mental health care services, semiconductor firm Entegris (no longer a Fund holding), and Wright Medical Group (no longer a Fund holding), an orthopedic medical device company that designs reconstructive joint devices and artificial limbs, detracted from Fund performance.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Ashfield Capital Partners, LLC.[1]; Copper Rock Capital Partners, LLC; and Eagle Asset Management, Inc.

Top Ten Holdings as of March 31, 2009*

Neutral Tandem	1.8%
Aeropostale	1.3%
VistaPrint	1.2%
Solera Holdings	1.2%
Capella Education	1.2%
SYKES Enterprises	1.0%
NetFlix	1.0%
DTS	1.0%
ITC Holdings	1.0%
Allegiant Travel	1.0%
As a % of Total Fund Investments	11.7%

* Excludes short-term money market fund.

Eagle Asset Management, Inc. ("Eagle") notes that its portion of the Fund outperformed in a few strong sectors. The financials sector proved to be one of Eagle's top performing sectors due to stock selection. Insurance company picks performed well. Eagle notes that it found few commercial banks that fit its selection criteria, and Eagle remained underweight in this segment. Eagle notes that some information technology selections detracted from performance, while others outperformed. Some of the semiconductor stocks faced severe headwinds as their end-markets are heavily tied to consumer spending, yet familiar technology names that have good recurring revenue or a licensing-model setup, typically performed well.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, consumer discretionary and financials were two of the better performing sectors for the year, as stock selection in these sectors helped significantly. Stock selection in telecommunications services and an overweight in utilities also helped Fund performance. On the other side of the equation, stock selection in health care and information technology harmed Fund performance, as did a slight overweight in the energy sector.

Among the individual stocks that contributed to Fund performance were Neutral Tandem, a provider of interconnection services to telecommunications carriers, SBA Communications, an owner and operator of wireless communication towers, and Allegiant Travel, a leisure travel company. Neutral Tandem provides a neutral, third-party alternative for telecommunications carriers to connect to each other without having to use the networks of local exchange carriers. As the company saw more carriers connect through it, the network became more valuable, benefiting Neutral Tandem. SBA Communications benefited because the wireless sector, including infrastructure, remained generally strong throughout the economic recession. The company was also helped by strong barriers into the industry, a strong cash flow, and a small debt load. Allegiant Travel focuses on flying passengers from smaller cities to leisure destinations. It posted solid returns due to high traveler demand in its base locations and lower oil prices. The company also has fewer competitors in its small city market. On the other side of the equation, Psychiatric Solutions, a provider of inpatient behavioral/mental health care services, semiconductor firm Entegris (no longer a Fund holding), and Wright Medical Group (no longer a Fund holding), an orthopedic medical device company that designs reconstructive joint devices and artificial limbs, detracted from Fund performance. Psychiatric Solutions reported lower than expected earnings for fourth quarter of 2008 and new patient bed growth no longer drove volume growth, thus impacting the company's ability to expand operating margins. Entegris engineers materials for semiconductor manufacturing, display technologies and electronic data storage. The company's end markets are heavily tied to consumer spending and have been weakened in the recession. Wright Medical Group was negatively impacted by a slowdown in the orthopedics market, causing it to revise expected revenue downward.

Q. What is the investment outlook for the small-cap equity market?

A. Ashfield Capital Partners, LLC ("Ashfield") notes that while it is too early to assess the impact of the U.S. Government's stimulus programs, a market rally during the first quarter of 2009 buoyed the market from deeply oversold levels. Ashfield believes the $787 billion stimulus package, combined with the Term Asset-Backed Securities Loan Facility and Homeowner Affordability and Stability Plan programs, may provide additional positive stimuli to the market in the second and third quarters of 2009. Ashfield points out that China also implemented a massive stimulus package, and that China's economy, along with the U.S. economy, may begin to rebound in response to the economic stimuli. Ashfield also notes that most European central banks and governments are considerably behind the U.S. and China in their efforts to ease financial conditions and promote growth. While Ashfield believes this is due to a historical fear of inflation, it believes it will nevertheless act as a drag on an international recovery in late 2009, and into 2010. Even so, Ashfield believes a recovery may be in place by the fourth quarter of 2009, and if history is our guide, the stock market may begin to discount the recovery before it occurs.

Copper Rock does not expect the pattern of extreme volatility or the economic differentiation seen in the markets during the period to disappear completely over the next few months. Copper Rock continues to approach managing the Fund with a fundamental, stock-by-stock approach in an effort to find the best small-cap growth names that fit its investment process. While Copper Rock believes that segments of the economy are not substantially worsening, it continues to vigilantly monitor all sectors. Copper Rock points out that earnings expectations have come more in-line with current market conditions and have come down to more attractive, lower levels, which may provide opportunities for select upside growth. In the near-term, Copper Rock cautions that it may be quite normal to experience short-term, low-quality market rallies which are generally led by the smallest capitalization stocks with inferior balance sheets. Copper Rock points out that, in this event, these stocks may get a quick positive bounce from news the economy is recovering or from signs that banks are renewing lending, but typically, Copper Rock notes that they may not experience long-lasting growth. Copper Rock's portion of the Fund is positioned with an overweight in business services, consumer cyclical, retail, telecommunications and energy. Copper Rock has increased its technology position and, as in all sectors, looks for good growth companies that can withstand the depressed economic conditions and continue to grow with limited need for financing. On a stock-by-stock basis, Copper Rock is finding what it believes to be attractive holdings in the semiconductor space as inventories have improved and there remains a critical need to keep networks running. While Copper Rock looks for growth ideas across all sectors, the Fund remains underweight relative to the Index in health care, as Copper Rock believes some headwinds are present due to potential health care reform, and the Fund remains underweight in cyclicals where Copper Rock has historically been underweight.

Eagle believes gross domestic product growth may increase as 2009 comes to a close due to inventory de-stocking and regression to the mean. Eagle feels that if the economy bottoms-out in the second half of 2009, high unemployment may persist until 2011. In the wake of the market rally in March 2009, Eagle remains wary of highly cyclical stocks, particularly those associated with consumer spending. In Eagle's view, highly cyclical consumer and finance stocks should only be considered if the valuation is very attractive and the stock has a pristine balance sheet. Eagle points out that market rallies may be characteristic of a bear market, and Eagle remains vigilant for signs of an economic recovery. Aside from looking at credit spreads as an indicator of economic recovery, Eagle believes housing inventories need to drop to a more normal six-to-eight months supply from the twelve-month levels as of the end of the first quarter of 2009. Eagle notes that foreclosure sales are helping to reduce inventories, but it suspects several banks are holding properties off the market and there may be a hidden supply. Eagle notes that low interest rates are also helping reduce inventories, but few credit damaged buyers qualify for loans. Eagle notes that the typical recovery pattern of the U.S. economy begins with residential investment and personal consumption, followed by investment in software and equipment, followed by non-residential investment and increasing employment. Eagle points out that consumer spending and a weakening housing market typically precede economic slowdowns and they may be the first indicators of economic recovery. Eagle emphasizes that it believes any rebound will be very tepid as housing prices and debt levels remain high, and the recession is global. A tepid rebound and general economic uncertainty prompt Eagle to continue its growth-at-a-reasonable-price strategy.

[1] Ashfield Capital Partners, LLC replaced Liberty Ridge Capital, Inc. as a sub-adviser to the Fund effective following the close of business on February 27, 2009.

[2] Part of the Fund's performance is due to a one-time distribution of settlement funds from the Pilgrim, Baxter & Associates, Ltd. Fair Fund. If the Fund had not received this distribution, its performance would have been lower. The amount received from this distribution is disclosed as Settlement Income on the Statements of Operations.

Old Mutual Strategic Small Company Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	(34.87)%	(4.94)%	2.51%	3.47%
Class A with load	07/31/03	(38.73)%	(6.27)%	n/a	(2.97)%
Class A without load	07/31/03	(34.96)%	(5.16)%	n/a	(1.95)%
Class C with load	07/31/03	(36.10)%	(5.87)%	n/a	(2.69)%
Class C without load	07/31/03	(35.46)%	(5.87)%	n/a	(2.69)%
Institutional Class	12/20/06[1]	(34.80)%	n/a	n/a	(19.78)%
Russell 2000® Index	12/31/96	(37.50)%	(5.24)%	1.93%	2.58%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from regulatory settlements. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by sub-advisers different than the Fund's former adviser, and the Fund's former adviser became a sub-adviser to the Fund. In addition, effective following the close of business on February 27, 2009, the Fund's former co-sub-adviser was replaced with Ashfield Capital Partners, LLC. As a result, the Fund's performance prior to these dates may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the supplement dated March 27, 2009 to the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.75% and 1.31%; 3.04% and 1.56%; 41.42% and 2.31%; and 3,635.25% and 1.06%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Common Stock — 97.4%		
Aerospace/Defense — 0.9%		
Cubic	13,660	$ 346
Esterline Technologies*	11,435	231
Teledyne Technologies*	8,988	240
Total Aerospace/Defense		817
Aerospace/Defense-Equipment — 1.0%		
AAR*	18,251	229
Orbital Sciences*	55,883	664
Total Aerospace/Defense-Equipment		893
Airlines — 1.4%		
Allegiant Travel*	19,508	887
Copa Holdings, Cl A	15,613	448
Total Airlines		1,335
Apparel Manufacturers — 0.4%		
True Religion Apparel*	33,810	399
Total Apparel Manufacturers		399
Applications Software — 0.3%		
Nuance Communications*	22,929	249
Total Applications Software		249
Audio/Video Products — 1.0%		
DTS*	38,436	925
Total Audio/Video Products		925
Auto/Truck Parts & Equipment-Original — 0.3%		
BorgWarner	13,800	280
Total Auto/Truck Parts & Equipment-Original		280
Building & Construction Products-Miscellaneous — 0.1%		
Simpson Manufacturing	6,160	111
Total Building & Construction Products-Miscellaneous		111
Building & Construction-Miscellaneous — 0.4%		
Insituform Technologies, Cl A*	25,190	394
Total Building & Construction-Miscellaneous		394
Building Products-Cement/Aggregate — 0.5%		
Eagle Materials	17,360	421
Total Building Products-Cement/Aggregate		421
Casino Services — 1.1%		
Bally Technologies*	22,989	423
Scientific Games, Cl A*	50,576	612
Total Casino Services		1,035

Description	Shares	Value (000)
Cellular Telecommunications — 0.5%		
Cellcom Israel	19,985	$ 426
Total Cellular Telecommunications		426
Chemicals-Diversified — 0.8%		
Aceto	17,160	102
Celanese, Ser A	31,549	422
FMC	4,719	204
Total Chemicals-Diversified		728
Chemicals-Specialty — 0.3%		
Ecolab	7,050	245
Total Chemicals-Specialty		245
Coatings/Paint — 0.4%		
Valspar	18,685	373
Total Coatings/Paint		373
Coffee — 0.8%		
Green Mountain Coffee Roasters*	15,991	768
Total Coffee		768
Commercial Banks-Eastern US — 0.7%		
Signature Bank*	23,117	653
Total Commercial Banks-Eastern US		653
Commercial Services — 1.6%		
DynCorp International, Cl A*	16,147	215
Healthcare Services Group	22,110	331
HMS Holdings*	19,299	635
Team*	25,504	299
Total Commercial Services		1,480
Commercial Services-Finance — 0.4%		
Bankrate*	14,804	369
Total Commercial Services-Finance		369
Computer Aided Design — 0.7%		
Ansys*	23,535	591
Autodesk*	5,858	98
Total Computer Aided Design		689
Computer Graphics — 0.2%		
Monotype Imaging Holdings*	43,924	164
Total Computer Graphics		164
Computer Services — 2.1%		
3PAR*	30,975	204
IHS, Cl A*	19,123	788
SYKES Enterprises*	58,236	968
Total Computer Services		1,960

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Computer Software — 0.6%		
Omniture*	39,594	$ 522
Total Computer Software		522
Computers-Memory Devices — 0.5%		
Data Domain*	17,114	215
Netezza*	41,653	283
Total Computers-Memory Devices		498
Computers-Peripheral Equipment — 0.8%		
Logitech International*	23,000	236
Synaptics*	17,400	466
Total Computers-Peripheral Equipment		702
Consulting Services — 1.8%		
FTI Consulting*	9,439	467
Huron Consulting Group*	9,607	408
ICF International*	8,047	185
MAXIMUS	11,232	448
Watson Wyatt Worldwide, Cl A	3,335	165
Total Consulting Services		1,673
Containers-Metal/Glass — 1.0%		
Crown Holdings*	16,875	384
Silgan Holdings	10,325	542
Total Containers-Metal/Glass		926
Containers-Paper/Plastic — 0.3%		
Pactiv*	18,785	274
Total Containers-Paper/Plastic		274
Decision Support Software — 1.3%		
MSCI, Cl A*	31,617	535
SPSS*	22,230	632
Total Decision Support Software		1,167
Diagnostic Equipment — 0.3%		
Immucor*	12,322	310
Total Diagnostic Equipment		310
Diagnostic Kits — 1.2%		
Idexx Laboratories*	10,510	363
Meridian Bioscience	33,762	612
Qiagen*	11,243	179
Total Diagnostic Kits		1,154
Distribution/Wholesale — 0.4%		
Owens & Minor	11,253	373
Total Distribution/Wholesale		373
Diversified Financial Services — 0.5%		
IntercontinentalExchange*	6,200	462
Total Diversified Financial Services		462

Description	Shares	Value (000)
Diversified Operations/Commercial Services — 0.5%		
Chemed	11,494	$ 447
Total Diversified Operations/Commercial Services		447
E-Commerce/Services — 1.5%		
NetFlix*	21,624	928
priceline.com*	6,084	479
Total E-Commerce/Services		1,407
Educational Software — 0.5%		
Blackboard*	15,266	485
Total Educational Software		485
Electric Products-Miscellaneous — 0.4%		
Ametek	11,787	369
Total Electric Products-Miscellaneous		369
Electric-Transmission — 1.0%		
ITC Holdings	20,511	895
Total Electric-Transmission		895
Electronic Components-Semiconductors — 2.8%		
Applied Micro Circuits*	44,166	215
Cavium Networks*	20,326	235
Macrovision Solutions*	19,242	342
Microchip Technology	37,367	792
Netlogic Microsystems*	8,816	242
PMC - Sierra*	61,583	393
Silicon Laboratories*	12,461	329
Total Electronic Components-Semiconductors		2,548
Electronic Connectors — 0.8%		
Amphenol, Cl A	25,785	735
Total Electronic Connectors		735
Electronic Measuring Instruments — 0.6%		
Axsys Technologies*	12,247	515
Total Electronic Measuring Instruments		515
E-Marketing/Information — 0.3%		
Constant Contact*	18,593	260
Total E-Marketing/Information		260
Engineering/R&D Services — 0.3%		
Stanley*	12,662	322
Total Engineering/R&D Services		322
Enterprise Software/Services — 1.7%		
BMC Software*	6,785	224
Mantech International, Cl A*	6,887	289
MedAssets*	23,035	328
Sybase*	23,223	703
Total Enterprise Software/Services		1,544

Description	Shares	Value (000)
Entertainment Software — 0.5%		
The9 ADR	32,532	$ 439
Total Entertainment Software		439
Environmental Consulting & Engineering — 0.5%		
Tetra Tech*	21,402	436
Total Environmental Consulting & Engineering		436
E-Services/Consulting — 0.8%		
GSI Commerce*	25,497	334
Sapient*	96,070	429
Total E-Services/Consulting		763
Finance-Investment Banker/Broker — 0.9%		
Greenhill	3,853	285
Interactive Brokers Group, Cl A*	19,741	318
Knight Capital Group, Cl A*	18,341	270
Total Finance-Investment Banker/Broker		873
Food-Baking — 0.4%		
Flowers Foods	16,575	389
Total Food-Baking		389
Food-Miscellaneous/Diversified — 0.3%		
Smart Balance*	47,885	289
Total Food-Miscellaneous/Diversified		289
Food-Retail — 0.5%		
Ruddick	21,385	480
Total Food-Retail		480
Footwear & Related Apparel — 0.3%		
Deckers Outdoor*	5,681	301
Total Footwear & Related Apparel		301
Hazardous Waste Disposal — 0.8%		
Clean Harbors*	8,368	402
Stericycle*	6,400	305
Total Hazardous Waste Disposal		707
Human Resources — 0.8%		
Emergency Medical Services, Cl A*	18,245	573
Monster Worldwide*	21,283	173
Total Human Resources		746
Industrial Audio & Video Products — 0.4%		
Dolby Laboratories, Cl A*	10,360	353
Total Industrial Audio & Video Products		353
Industrial Automation/Robot — 0.2%		
Cognex	14,133	189
Total Industrial Automation/Robot		189

Description	Shares	Value (000)
Instruments-Controls — 0.4%		
Mettler Toledo International*	7,635	$ 392
Total Instruments-Controls		392
Insurance Brokers — 0.8%		
AON	16,950	692
Total Insurance Brokers		692
Internet Content-Entertainment — 1.0%		
Perfect World ADR*	31,805	447
Shanda Interactive Entertainment ADR*	11,858	469
Total Internet Content-Entertainment		916
Intimate Apparel — 0.4%		
Warnaco Group*	15,894	381
Total Intimate Apparel		381
Investment Management/Advisory Services — 0.4%		
Affiliated Managers Group*	9,023	376
Total Investment Management/Advisory Services		376
Leisure & Recreational Products — 0.3%		
WMS Industries*	15,152	317
Total Leisure & Recreational Products		317
Machinery-Electrical — 0.4%		
Regal-Beloit	11,471	351
Total Machinery-Electrical		351
Machinery-General Industry — 0.5%		
Roper Industries	5,625	239
Wabtec	9,753	257
Total Machinery-General Industry		496
Marine Services — 0.3%		
Aegean Marine Petroleum Network	18,125	304
Total Marine Services		304
Medical Information Systems — 0.5%		
athenahealth*	9,621	232
Phase Forward*	18,735	240
Total Medical Information Systems		472
Medical Instruments — 1.9%		
Bruker*	49,085	302
Conceptus*	49,579	583
NuVasive*	13,133	412
Techne	5,500	301
Thoratec*	5,600	144
Total Medical Instruments		1,742

Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Medical Labs & Testing Services — 1.2%		
Icon ADR*	18,179	$ 294
Laboratory Corp of America Holdings*	13,185	771
Total Medical Labs & Testing Services		1,065
Medical Products — 1.2%		
Cyberonics*	16,045	213
PSS World Medical*	25,237	362
Zoll Medical*	36,205	520
Total Medical Products		1,095
Medical-Biomedical/Genetic — 4.3%		
Alexion Pharmaceuticals*	17,815	671
American Oriental Bioengineering*	72,275	279
Bio-Rad Laboratories, Cl A*	7,425	489
Cubist Pharmaceuticals*	22,172	363
Illumina*	13,846	516
Martek Biosciences	13,553	247
Millipore*	3,491	200
Myriad Genetics*	7,246	329
OSI Pharmaceuticals*	10,593	405
United Therapeutics*	7,369	487
Total Medical-Biomedical/Genetic		3,986
Medical-Drugs — 1.3%		
Auxilium Pharmaceuticals*	9,930	275
PharMerica*	33,154	552
Viropharma*	64,582	339
Total Medical-Drugs		1,166
Medical-Nursing Homes — 0.4%		
Sun Healthcare Group*	47,036	397
Total Medical-Nursing Homes		397
Medical-Outpatient/Home Medical — 2.4%		
Almost Family*	21,211	405
Amedisys*	11,075	304
Gentiva Health Services*	24,600	374
LHC Group*	17,023	379
Lincare Holdings*	35,335	770
Total Medical-Outpatient/Home Medical		2,232
Metal Processors & Fabricators — 0.4%		
Precision Castparts	5,610	336
Total Metal Processors & Fabricators		336
Motion Pictures & Services — 0.5%		
DreamWorks Animation SKG, Cl A*	23,218	502
Total Motion Pictures & Services		502

Description	Shares	Value (000)
Networking Products — 1.8%		
Atheros Communications*	41,507	$ 609
Infinera*	56,127	415
Starent Networks*	37,447	592
Total Networking Products		1,616
Non-Hazardous Waste Disposal — 0.7%		
Waste Connections*	24,425	628
Total Non-Hazardous Waste Disposal		628
Oil Companies-Exploration & Production — 2.1%		
Arena Resources*	14,736	375
Comstock Resources*	23,376	697
Concho Resources*	12,792	327
EXCO Resources*	18,035	180
Whiting Petroleum*	13,272	343
Total Oil Companies-Exploration & Production		1,922
Oil Field Machinery & Equipment — 0.2%		
NATCO Group, Cl A*	12,266	232
Total Oil Field Machinery & Equipment		232
Oil-Field Services — 0.9%		
CARBO Ceramics	12,105	344
Core Laboratories	7,245	530
Total Oil-Field Services		874
Paper & Related Products — 0.7%		
Rayonier	20,550	621
Total Paper & Related Products		621
Patient Monitoring Equipment — 1.1%		
CardioNet*	18,732	526
Mindray Medical International ADR	25,430	471
Total Patient Monitoring Equipment		997
Physical Practice Management — 0.2%		
Mednax*	7,875	232
Total Physical Practice Management		232
Physical Therapy/Rehabilitation Centers — 0.3%		
Psychiatric Solutions*	16,189	255
Total Physical Therapy/Rehabilitation Centers		255
Power Conversion/Supply Equipment — 0.1%		
Energy Conversion Devices*	7,305	97
Total Power Conversion/Supply Equipment		97
Printing-Commercial — 1.2%		
VistaPrint*	39,092	1,075
Total Printing-Commercial		1,075

Description	Shares	Value (000)
Property/Casualty Insurance — 2.9%		
Amerisafe*	24,510	$ 376
Arch Capital Group*	8,560	461
Enstar Group*	3,535	199
Hanover Insurance Group	19,990	576
Tower Group	14,827	365
Zenith National Insurance	28,300	682
Total Property/Casualty Insurance		2,659
Publishing-Books — 0.7%		
John Wiley & Sons, Cl A	21,325	635
Total Publishing-Books		635
Publishing-Newspapers — 0.3%		
Washington Post, Cl B	735	262
Total Publishing-Newspapers		262
Racetracks — 0.7%		
International Speedway, Cl A	10,825	239
Penn National Gaming*	16,910	408
Total Racetracks		647
Reinsurance — 1.3%		
Aspen Insurance Holdings	19,350	435
Reinsurance Group of America	10,030	325
Validus Holdings	18,675	442
Total Reinsurance		1,202
Research & Development — 0.3%		
Parexel International*	30,068	293
Total Research & Development		293
Respiratory Products — 0.5%		
ResMed*	12,138	429
Total Respiratory Products		429
Retail-Apparel/Shoe — 2.9%		
Aeropostale*	45,345	1,204
American Eagle Outfitters	30,677	376
Guess?	19,131	403
Gymboree*	17,997	384
Phillips-Van Heusen	12,052	273
Total Retail-Apparel/Shoe		2,640
Retail-Appliances — 0.2%		
Conn's*	13,624	191
Total Retail-Appliances		191
Retail-Auto Parts — 0.2%		
O'Reilly Automotive*	5,460	191
Total Retail-Auto Parts		191

Description	Shares	Value (000)
Retail-Automobile — 0.3%		
Copart*	9,425	$ 280
Total Retail-Automobile		280
Retail-Convenience Store — 0.5%		
Pantry*	27,119	478
Total Retail-Convenience Store		478
Retail-Jewelry — 0.2%		
Tiffany	9,550	206
Total Retail-Jewelry		206
Retail-Pawn Shops — 0.4%		
Ezcorp, Cl A*	35,716	413
Total Retail-Pawn Shops		413
Retail-Pet Food & Supplies — 0.7%		
PetMed Express*	26,129	431
PetSmart	9,685	203
Total Retail-Pet Food & Supplies		634
Retail-Restaurants — 1.6%		
Buffalo Wild Wings*	19,886	727
Panera Bread, Cl A*	3,619	202
Papa John's International*	13,952	319
PF Chang's China Bistro*	10,545	241
Total Retail-Restaurants		1,489
Schools — 4.3%		
American Public Education*	18,505	778
Capella Education*	20,018	1,061
Corinthian Colleges*	16,838	328
DeVry	8,100	390
Grand Canyon Education*	21,844	377
K12*	16,552	230
Lincoln Educational Services*	20,905	383
New Oriental Education & Technology Group ADR*	3,648	183
Strayer Education	1,101	198
Total Schools		3,928
Semiconductor Components-Integrated Circuits — 0.2%		
Power Integrations	11,969	206
Total Semiconductor Components-Integrated Circuits		206
Semiconductor Equipment — 1.5%		
ATMI*	18,468	285
Lam Research*	17,971	409
MKS Instruments*	18,325	269
Tessera Technologies*	29,999	401
Total Semiconductor Equipment		1,364

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Telecommunications Equipment — 0.8%		
Comtech Telecommunications*	30,511	$ 756
Total Telecommunications Equipment		756
Telecommunications Services — 2.2%		
Neutral Tandem*	67,710	1,666
NTELOS Holdings	21,660	393
Total Telecommunications Services		2,059
Textile-Apparel — 0.3%		
Cherokee	18,380	287
Total Textile-Apparel		287
Therapeutics — 0.7%		
Isis Pharmaceuticals*	13,253	199
Onyx Pharmaceuticals*	14,659	419
Total Therapeutics		618
Tools-Hand Held — 0.2%		
Snap-On	5,785	145
Total Tools-Hand Held		145
Transactional Software — 1.2%		
Solera Holdings*	43,270	1,072
Total Transactional Software		1,072
Transport-Truck — 0.7%		
Landstar System	20,421	684
Total Transport-Truck		684
Water — 0.3%		
Pico Holdings*	7,725	232
Total Water		232
Web Hosting/Design — 0.2%		
Equinix*	2,986	168
Total Web Hosting/Design		168
Web Portals/ISP — 0.4%		
Sohu.com*	9,490	392
Total Web Portals/ISP		392
Wire & Cable Products — 0.2%		
General Cable*	9,231	183
Total Wire & Cable Products		183

Description	Shares	Value (000)
Wireless Equipment — 1.2%		
InterDigital*	16,833	$ 435
SBA Communications, Cl A*	28,659	668
Total Wireless Equipment		1,103
Total Common Stock (Cost $94,197)		89,880
Investment Company — 0.3%		
Growth-Small Cap — 0.3%		
iShares Russell 2000 Growth Index Fund	5,025	231
Total Growth-Small Cap		231
Total Investment Company (Cost $214)		231
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	943,544	944
Total Money Market Fund (Cost $944)		944
Total Investments — 98.7% (Cost $95,355)		91,055
Other Assets and Liabilities, Net — 1.3%		1,179
Total Net Assets — 100.0%		$ 92,234

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") outperformed its benchmark, the Russell Midcap® Value Index (the "Index"). The Fund's Institutional Class shares posted a (34.81)% return versus a (42.51)% return for the benchmark. Performance for all share classes can be found on page 77.

Q. What investment environment did the Fund face during the past year?

A. The fiscal year was a difficult one for investors. Commodities and energy prices spiked early in the year with oil hitting an all time high just below $150 a barrel. Prices plunged later in the year with oil bottoming out below $40 a barrel. Financial markets were volatile as companies such as Bear Stearns, Lehman Brothers and AIG collapsed. Led by the U.S., global economies fell further into a recession that started in the first quarter of 2008. During the fiscal year, mid-cap value stocks struggled as both large and small-caps outperformed mid-caps, and growth stocks outperformed value stocks. Despite their underperformance during the downturn, mid-cap value stocks performed relatively well in the most recent market rally as measured at the end of March 2009.

Q. Which market factors influenced the Fund's relative performance?

A. The fiscal year was marked by volatility and profound reversals in many sectors. One of the Fund's historically best quarters ever on a relative basis was the second quarter of 2008. This was followed by the third quarter of 2008, which represented one of the Fund's worst quarters ever. Much of this performance volatility can be attributed to the Fund's overweight to the energy sector. The energy sector outperformed during the second quarter of 2008, fueled by soaring oil prices, and then underperformed as prices began spiraling downward. On a relative basis, the Fund benefited from the fallout in the financials sector. The Fund was underweight financials throughout the year which led to outperformance versus the Index.

As the economic situation continued to worsen, Thompson, Siegel & Walmsley, LLC ("TS&W") moved the Fund to a more defensive position in late 2008. TS&W found consumer discretionary, while not a traditionally defensive sector, rife with compelling values. With job losses mounting and home prices plummeting, the U.S. consumer began looking for ways to save money, and TS&W capitalized on this trend by investing in discount retailers. This was an area of significant outperformance and TS&W believes this trend will continue.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included Apollo Group, a provider of higher education through several subsidiaries, Dollar Tree, an operator of variety stores offering discount merchandise, and insurance company SAFECO (no longer a Fund holding). Among the top detractors were technology service provider PerkinElmer (no longer a Fund holding), glass manufacturer Owens-Illinois (no longer a Fund holding), and insurance company Assurant. Apollo Group benefited due to the rise in unemployment that caused many unemployed workers to enroll in educational programs, thus increasing student enrollment at their subsidiaries. Additionally, the recent availability of new financial aid packages for individuals attending college enabled Apollo Group to increase its margins.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") outperformed its benchmark, the Russell Midcap® Value Index (the "Index"). The Fund's Institutional Class shares posted a (34.81)% return versus a (42.51)% return for the benchmark.*
- *One of the Fund's historically best quarters ever on a relative basis was the second quarter of 2008. This was followed by the third quarter of 2008, which represented one of the Fund's worst ever quarters. Much of this performance volatility can be attributed to the Fund's overweight to the energy sector. The energy sector outperformed during the second quarter of 2008, fueled by soaring oil prices, and then underperformed as prices began spiraling downward. On a relative basis, the Fund benefited from the fallout in the financial sector. The Fund was underweight financials throughout the year which led to outperformance versus the Index.*
- *Stocks that contributed to the Fund's performance included Apollo Group, a provider of higher education through several subsidiaries, Dollar Tree, an operator of variety stores offering discount merchandise, and insurance company SAFECO (no longer a Fund holding).*
- *Among the top detractors were technology service provider PerkinElmer (no longer a Fund holding), glass manufacturer Owens-Illinois (no longer a Fund holding), and insurance company Assurant.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Top Ten Holdings as of March 31, 2009*	
Hospira	2.8%
PG&E	2.8%
BMC Software	2.8%
Sybase	2.7%
Crown Holdings	2.6%
Hewitt Associates, Cl A	2.5%
Ross Stores	2.5%
Quest Diagnostics	2.3%
RenaissanceRe Holdings	2.3%
PartnerRe	2.3%
As a % of Total Fund Investments	25.6%

* Excludes short-term money market fund.

Dollar Tree benefited from the recession as U.S. consumers began shopping at discount retailers as a way to save money. SAFECO benefited from being acquired by Liberty Mutual for a premium in September 2008. PerkinElmer's stock price was hurt when it spun off its non-core businesses and its stock price did not respond positively. Owens-Illinois saw its stock price decline due to customers trading-down in retail beverage sales from premium products in glass bottles, to less expensive alternatives in aluminum cans and plastic bottles. This, along with pricing competition in Europe, hurt profitability. Assurant saw its stock price negatively affected due to investors grouping the company in with the life insurance sector, which was negatively impacted during the period. In regards to its investment mix. Additionally, Assurant was negatively impacted by its exposure to the electronics sector through its warranty business.

Q. What is the investment outlook for the mid-cap value equity market?

A. TS&W believes the precipitous declines in the market have begun to ease somewhat, with many companies likely in a bottoming process. TS&W believes the relatively lower price of oil has helped with the bottoming, but it still expects negative economic trends to continue, in particular with respect to unemployment. TS&W believes government policy in response to the crisis has been lacking in effectiveness, which may contribute to continued negative economic trends. In trying economic times, TS&W plans to continue to consistently implement its bottom-up investment process. TS&W believes that focusing its research on balance sheets and sustainable cash flows will likely lead it to the survivors and eventual market leaders. TS&W plans to maintain the Fund's underweight in financials and overweight in consumer discretionary and technology. TS&W will look to keep its ideas fresh while seeking companies with the best available risk/reward profiles.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Class Z	12/09/08	n/a	(17.12)%
Class A with load	06/04/07	(38.80)%	(29.26)%
Class A without load	06/04/07	(35.07)%	(26.92)%
Class C with load	06/04/07	(36.19)%	(27.45)%
Class C without load	06/04/07	(35.55)%	(27.45)%
Institutional Class	06/04/07	(34.81)%	(26.60)%
Russell Midcap® Value Index	06/04/07	(42.51)%	(34.70)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.20% and 1.13%, 3.70% and 1.41%; 3.87% and 2.16%; and 1.11% and 1.01%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of June 4, 2007 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



77

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Common Stock — 94.1%		
Aerospace/Defense-Equipment — 1.5%		
Alliant Techsystems*	28,950	$ 1,939
Total Aerospace/Defense-Equipment		1,939
Agricultural Chemicals — 1.5%		
Agrium	51,950	1,859
Total Agricultural Chemicals		1,859
Apparel Manufacturers — 1.7%		
VF	37,400	2,136
Total Apparel Manufacturers		2,136
Brewery — 1.0%		
Molson Coors Brewing, Cl B	35,500	1,217
Total Brewery		1,217
Cable/Satellite TV — 0.5%		
Cablevision Systems, Cl A	45,600	590
Total Cable/Satellite TV		590
Chemicals-Diversified — 1.2%		
Celanese, Ser A	116,500	1,558
Total Chemicals-Diversified		1,558
Chemicals-Specialty — 0.7%		
Lubrizol	27,200	925
Total Chemicals-Specialty		925
Coal — 1.0%		
Consol Energy	47,950	1,210
Total Coal		1,210
Commercial Services-Finance — 2.1%		
Global Payments	37,900	1,266
SEI Investments	107,560	1,313
Total Commercial Services-Finance		2,579
Computers-Memory Devices — 1.3%		
Western Digital*	80,800	1,563
Total Computers-Memory Devices		1,563
Consulting Services — 0.5%		
SAIC*	34,400	642
Total Consulting Services		642
Containers-Metal/Glass — 2.5%		
Crown Holdings*	137,900	3,134
Total Containers-Metal/Glass		3,134
Cruise Lines — 1.0%		
Carnival	58,800	1,270
Total Cruise Lines		1,270

Description	Shares	Value (000)
Data Processing/Management — 0.4%		
Fiserv*	14,559	$ 531
Total Data Processing/Management		531
Electric-Integrated — 6.7%		
OGE Energy	52,700	1,255
PG&E	88,300	3,375
PPL	87,450	2,511
TECO Energy	113,480	1,265
Total Electric-Integrated		8,406
Energy-Alternate Sources — 0.4%		
Covanta Holding*	39,600	518
Total Energy-Alternate Sources		518
Engineering/R&D Services — 0.3%		
URS*	8,370	338
Total Engineering/R&D Services		338
Engines-Internal Combustion — 1.0%		
Cummins	49,700	1,265
Total Engines-Internal Combustion		1,265
Enterprise Software/Services — 5.3%		
BMC Software*	102,150	3,371
Sybase*	109,550	3,318
Total Enterprise Software/Services		6,689
Fiduciary Banks — 1.0%		
Northern Trust	21,900	1,310
Total Fiduciary Banks		1,310
Filtration/Separation Products — 0.7%		
Pall	42,950	877
Total Filtration/Separation Products		877
Finance-Investment Banker/Broker — 1.6%		
Interactive Brokers Group, Cl A*	6,822	110
TD Ameritrade Holding*	137,700	1,902
Total Finance-Investment Banker/Broker		2,012
Food-Meat Products — 0.6%		
Hormel Foods	22,803	723
Total Food-Meat Products		723
Food-Miscellaneous/Diversified — 1.5%		
ConAgra Foods	35,934	606
HJ Heinz	37,200	1,230
Total Food-Miscellaneous/Diversified		1,836
Food-Retail — 1.0%		
Kroger	57,600	1,222
Total Food-Retail		1,222

Description	Shares	Value (000)
Forestry — 0.3%		
Plum Creek Timber	14,500	$ 422
Total Forestry		422
Gas-Distribution — 3.0%		
Centerpoint Energy	123,350	1,287
Sempra Energy	54,500	2,520
Total Gas-Distribution		3,807
Human Resources — 2.5%		
Hewitt Associates, Cl A*	104,150	3,100
Total Human Resources		3,100
Insurance Brokers — 1.5%		
Willis Group Holdings	83,490	1,837
Total Insurance Brokers		1,837
Internet Security — 1.8%		
Symantec*	148,400	2,217
Total Internet Security		2,217
Investment Management/Advisory Services — 0.8%		
Federated Investors, Cl B	44,442	989
Total Investment Management/Advisory Services		989
Medical Information Systems — 1.7%		
Cerner*	48,700	2,141
Total Medical Information Systems		2,141
Medical Labs & Testing Services — 2.3%		
Quest Diagnostics	60,600	2,877
Total Medical Labs & Testing Services		2,877
Medical Products — 2.8%		
Hospira*	111,900	3,453
Total Medical Products		3,453
Medical-Biomedical/Genetic — 2.2%		
Life Technologies*	86,246	2,801
Total Medical-Biomedical/Genetic		2,801
Medical-Drugs — 2.1%		
Cephalon*	5,057	344
Forest Laboratories*	32,112	705
King Pharmaceuticals*	222,200	1,571
Total Medical-Drugs		2,620
Medical-Generic Drugs — 1.5%		
Mylan*	142,000	1,904
Total Medical-Generic Drugs		1,904
Medical-Hospitals — 1.5%		
Universal Health Services, Cl B	49,000	1,879
Total Medical-Hospitals		1,879

Description	Shares	Value (000)
Multi-line Insurance — 0.4%		
Assurant	21,100	$ 460
Total Multi-line Insurance		460
Non-Hazardous Waste Disposal — 1.7%		
Republic Services	124,715	2,139
Total Non-Hazardous Waste Disposal		2,139
Oil & Gas Drilling — 1.0%		
Noble	50,900	1,226
Total Oil & Gas Drilling		1,226
Oil Companies-Exploration & Production — 1.7%		
PetroHawk Energy*	65,200	1,254
Questar	29,800	877
Total Oil Companies-Exploration & Production		2,131
Pharmacy Services — 0.8%		
Express Scripts*	21,400	988
Total Pharmacy Services		988
Pipelines — 1.0%		
El Paso Pipeline Partners LP	26,100	449
Oneok	36,200	819
Total Pipelines		1,268
Property/Casualty Insurance — 5.8%		
Arch Capital Group*	45,350	2,443
Chubb	44,700	1,892
Markel*	3,490	991
WR Berkley	83,250	1,877
Total Property/Casualty Insurance		7,203
Reinsurance — 4.5%		
PartnerRe	45,700	2,837
RenaissanceRe Holdings	57,450	2,840
Total Reinsurance		5,677
REITs-Health Care — 1.6%		
Health Care REIT	23,100	707
Nationwide Health Properties	60,200	1,336
Total REITs-Health Care		2,043
REITs-Office Property — 0.3%		
Boston Properties	10,850	380
Total REITs-Office Property		380
Retail-Apparel/Shoe — 2.4%		
Ross Stores	84,100	3,018
Total Retail-Apparel/Shoe		3,018
Retail-Auto Parts — 1.7%		
Advance Auto Parts	51,400	2,112
Total Retail-Auto Parts		2,112

Old Mutual TS&W Mid-Cap Value Fund — concluded

Schedule of Investments

As of March 31, 2009

Description	Shares	Value (000)
Retail-Discount — 2.2%		
Dollar Tree*	61,600	$ 2,744
Total Retail-Discount		2,744
Retail-Major Department Store — 1.5%		
TJX	71,400	1,831
Total Retail-Major Department Store		1,831
Satellite Telecommunications — 0.7%		
EchoStar, Cl A*	56,500	838
Total Satellite Telecommunications		838
Schools — 1.7%		
Apollo Group, Cl A*	27,000	2,115
Total Schools		2,115
Telecommunications Equipment — 1.0%		
Harris	42,900	1,242
Total Telecommunications Equipment		1,242
Telephone-Integrated — 1.5%		
Windstream	228,700	1,843
Total Telephone-Integrated		1,843
Transport-Marine — 0.6%		
Tidewater	19,000	706
Total Transport-Marine		706
Transport-Rail — 1.0%		
Canadian Pacific Railway	29,150	864
CSX	15,950	412
Total Transport-Rail		1,276
Wireless Equipment — 0.0%		
RF Micro Devices*	4,800	6
Total Wireless Equipment		6
Total Common Stock (Cost $129,325)		117,642
Money Market Fund — 3.7%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	4,625,392	4,625
Total Money Market Fund (Cost $4,625)		4,625
Total Investments — 97.8% (Cost $133,950)		122,267
Other Assets and Liabilities, Net — 2.2%		2,764
Total Net Assets — 100.0%		$ 125,031

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W SMALL CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual TS&W Small Cap Value Fund (the "Fund") outperformed its benchmark, the Russell 2000® Value Index (the "Index"). The Fund's Class Z shares posted a (34.57)% return versus a (38.89)% return for the benchmark. Performance for all share classes can be found on page 83.

Q. What investment environment did the Fund face during the past year?

A. The fiscal year was a difficult one for investors. Commodities and energy prices spiked early in the year with oil hitting an all time high just below $150 a barrel. Prices plunged later in the year with oil bottoming out below $40 a barrel. Financial markets were volatile as companies such as Bear Stearns, Lehman Brothers and AIG collapsed. Led by the U.S., global economies fell further into a recession that started in the first quarter of 2008. During the fiscal year, stock markets began a steep decline in which small-cap companies held up better than large-cap companies through the end of 2008, before capitulating in early 2009. Stocks, led by small-caps, performed relatively well in the most recent market rally as measured at the end of March 2009.

Q. Which market factors influenced the Fund's relative performance?

A. The fiscal year was marked by volatility and profound reversals in many sectors. One of the Fund's historically best quarters ever on a relative basis was the second quarter of 2008. This was followed by the third quarter of 2008, which represented one of the Fund's worst ever quarters. Much of this performance volatility can be attributed to the Fund's overweight to the energy sector. The energy sector outperformed during the second quarter of 2008, fueled by soaring oil prices, and then underperformed as prices began spiraling downward. On a relative basis, the Fund benefited from the fallout in the financials sector. The Fund was underweight financials throughout the year which led to outperformance versus the Index.

As the economic situation continued to worsen, Thompson, Siegel & Walmsley, LLC ("TS&W") moved the Fund to a more defensive position in late 2008. TS&W found consumer discretionary, while not a traditionally defensive sector, rife with compelling values. With job losses mounting and home prices plummeting, the U.S. consumer began looking for ways to save money, and TS&W capitalized on this trend by investing in discount retailers. This was an area of significant outperformance and TS&W believes this trend will continue.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included precious metals company Royal Gold, insurance company Philadelphia Consolidated (no longer a Fund holding), and pharmaceutical company Alpharma (no longer a Fund holding). Among the top detractors were Central European Distribution (no longer a Fund holding), a Central and Eastern European alcoholic beverage company, Kendle International (no longer a Fund holding), a global clinical research organization, and Comtech Telecommunications, a designer, developer and producer of products, systems and services for advanced communications solutions. Royal Gold benefited from a flight to quality precious metals due to its gold royalty assets. Philadelphia Consolidated was acquired at a premium by Tokio Marine Holdings in December 2008. Alpharma generated strong cash flow from its veterinary products business and was acquired by King Pharmaceuticals in September 2008. Central European Distribution was hurt by concerns about the growing world economic crisis due to its Eastern European and Russian market exposure. Kendle International saw its stock price decline due to uncertainties surrounding the Obama Administration's health care plan. Much of Comtech Telecommunications' sales are related to military operations, and the

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual TS&W Small Cap Value Fund (the "Fund") outperformed its benchmark, the Russell 2000® Value Index (the "Index"). The Fund's Class Z shares posted a (34.57)% return versus a (38.89)% return for the benchmark.*

- *One of the Fund's historically best quarters ever on a relative basis was the second quarter of 2008. This was followed by the third quarter of 2008, which represented one of the Fund's worst ever quarters. Much of this performance volatility can be attributed to the Fund's overweight to the energy sector. The energy sector outperformed during the second quarter of 2008, fueled by soaring oil prices, and then underperformed as prices began spiraling downward. On a relative basis, the Fund benefited from the fallout in the financials sector. The Fund was underweight financials throughout the year which led to outperformance versus the Index.*

- *Stocks that contributed to the Fund's performance included precious metals company Royal Gold, insurance company Philadelphia Consolidated (no longer a Fund holding), and pharmaceutical company Alpharma (no longer a Fund holding).*

- *Among the top detractors were Central European Distribution (no longer a Fund holding), a Central and Eastern European alcoholic beverage company, Kendle International (no longer a Fund holding), a global clinical research organization, and Comtech Telecommunications, a designer, developer and producer of products, systems and services for advanced communications solutions.*

TS&W Small Cap Value Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Thompson, Siegel & Walmsley, LLC

*Top Ten Holdings
as of March 31, 2009**

Omega Healthcare Investors	2.6%
Platinum Underwriters Holdings	2.4%
Haemonetics	2.2%
Cleco	2.0%
Aaron Rents	1.9%
Syniverse Holdings	1.9%
Pantry	1.8%
Jack in the Box	1.8%
SXC Health Solutions	1.8%
Investment Technology Group	1.7%
As a % of Total Fund Investments	20.1%

* Excludes short-term money market fund.

company has experienced several customer delays in executing contracts and concerns surrounding the renewal of some contracts. This, in addition to increased competition for a system that allows military commanders to track friendly forces, caused the company's stock price to decline during the period.

Q. What is the investment outlook for the small-cap value equity market?

A. TS&W points out that March 2009 ended with absolute valuations being in-line with levels last seen in 2000. TS&W believes these are attractive levels and has lessened the Fund's defensive position. Many of the Fund's utilities holdings reached rich valuations and had fairly large market caps during the period and TS&W sold them to free up cash for investments in smaller, more cyclical, companies that it expects to outperform. TS&W believes there seems to be better risk/reward ratios in the smaller cap stocks and is generally moving the Fund into stocks with smaller market caps. TS&W is conscious that the market cap of the Index is likely to be smaller following the reconstitution of the Russell indices in June. Entering the second quarter of 2009, TS&W is cautiously optimistic that the worst of the economic downturn is behind us, and longer term, TS&W believes small-caps may lead a sustainable rally.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	07/31/00	(34.57)%	(0.97)%	3.85%
Class A with load	07/31/03	(38.47)%	(2.38)%	2.43%
Class A without load	07/31/03	(34.71)%	(1.22)%	3.51%
Class C with load	07/31/03	(35.61)%	(1.91)%	2.78%
Class C without load	07/31/03	(35.04)%	(1.91)%	2.78%
Institutional Class	12/09/08	n/a	n/a	(27.83)%
Russell 2000® Value Index	07/31/00	(38.89)%	(5.30)%	3.51%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the Investment Company Act of 1940, as amended ("1940 Act"), nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C, and Institutional Class shares (as reported in the supplement dated March 27, 2009 to the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.40% and 1.26%; 4.48% and 1.51% and 4.65% and 2.26%; and 1.23% and 1.11% respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2009 — % of Total Fund Investments



OLD MUTUAL TS&W SMALL CAP VALUE FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Common Stock — 97.5%		
Advanced Materials/Products — 0.4%		
Ceradyne*	14,600	$ 265
Total Advanced Materials/Products		265
Aerospace/Defense-Equipment — 2.5%		
Curtiss-Wright	29,400	825
Kaman	15,000	188
Orbital Sciences*	42,580	506
Total Aerospace/Defense-Equipment		1,519
Auto Repair Centers — 1.7%		
Monro Muffler	36,200	989
Total Auto Repair Centers		989
Casino Hotels — 0.6%		
Ameristar Casinos	27,800	350
Total Casino Hotels		350
Cellular Telecommunications — 1.9%		
Syniverse Holdings*	72,100	1,136
Total Cellular Telecommunications		1,136
Chemicals-Diversified — 1.2%		
FMC	443	19
Olin	48,700	695
Total Chemicals-Diversified		714
Coffee — 1.6%		
Green Mountain Coffee Roasters*	20,400	979
Total Coffee		979
Commercial Banks-Central US — 2.9%		
First Financial Bankshares	6,600	318
Sterling Bancshares	157,850	1,032
Texas Capital Bancshares*	33,400	376
Total Commercial Banks-Central US		1,726
Commercial Banks-Eastern US — 0.4%		
Susquehanna Bancshares	23,700	221
Total Commercial Banks-Eastern US		221
Commercial Banks-Southern US — 1.8%		
City Holding	33,900	925
Oriental Financial Group	31,000	151
Total Commercial Banks-Southern US		1,076
Commercial Banks-Western US — 0.5%		
SVB Financial Group*	13,700	274
Total Commercial Banks-Western US		274

Description	Shares	Value (000)
Commercial Services-Finance — 1.0%		
Euronet Worldwide*	9,365	$ 122
Wright Express*	27,300	497
Total Commercial Services-Finance		619
Computer Graphics — 0.0%		
Monotype Imaging Holdings*	500	2
Total Computer Graphics		2
Computer Services — 1.5%		
Perot Systems, Cl A*	68,850	887
Total Computer Services		887
Computers-Integrated Systems — 2.1%		
Integral Systems*	47,400	408
NCI, Cl A*	32,100	835
Total Computers-Integrated Systems		1,243
Consumer Products-Miscellaneous — 0.6%		
Central Garden and Pet*	43,300	330
Total Consumer Products-Miscellaneous		330
Containers-Paper/Plastic — 0.4%		
Temple-Inland	49,800	267
Total Containers-Paper/Plastic		267
Cosmetics & Toiletries — 1.2%		
Chattem*	12,700	712
Total Cosmetics & Toiletries		712
Data Processing/Management — 0.5%		
Acxiom	36,400	269
Total Data Processing/Management		269
Dialysis Centers — 0.1%		
Dialysis Corp of America*	7,100	36
Total Dialysis Centers		36
Distribution/Wholesale — 0.5%		
Watsco	9,000	306
Total Distribution/Wholesale		306
Educational Software — 1.2%		
SkillSoft ADR*	111,500	746
Total Educational Software		746
Electric-Integrated — 3.5%		
Cleco*	56,400	1,223
El Paso Electric*	61,300	864
Total Electric-Integrated		2,087

Description	Shares	Value (000)
Electronic Components-Semiconductors — 0.5%		
International Rectifier*	22,900	$ 309
Total Electronic Components-Semiconductors		309
Electronic Security Devices — 1.2%		
American Science & Engineering	12,800	714
Total Electronic Security Devices		714
Enterprise Software/Services — 0.6%		
SYNNEX*	18,800	370
Total Enterprise Software/Services		370
Finance-Auto Loans — 0.5%		
AmeriCredit*	46,400	272
Total Finance-Auto Loans		272
Finance-Commercial — 0.5%		
CIT Group	105,300	300
Total Finance-Commercial		300
Finance-Consumer Loans — 1.5%		
Ocwen Financial*	42,900	490
World Acceptance*	24,000	410
Total Finance-Consumer Loans		900
Finance-Investment Banker/Broker — 2.3%		
Investment Technology Group*	40,600	1,036
SWS Group	22,500	349
Total Finance-Investment Banker/Broker		1,385
Financial Guarantee Insurance — 0.4%		
Assured Guaranty	34,400	233
Total Financial Guarantee Insurance		233
Food-Miscellaneous/Diversified — 0.5%		
Hain Celestial Group*	20,900	298
Total Food-Miscellaneous/Diversified		298
Food-Retail — 1.0%		
Ruddick	26,140	587
Total Food-Retail		587
Gas-Distribution — 1.4%		
Laclede Group	6,900	269
Vectren	26,200	553
Total Gas-Distribution		822
Gold Mining — 1.5%		
Royal Gold	19,200	898
Total Gold Mining		898
Human Resources — 0.0%		
Hudson Highland Group*	19,200	21
Total Human Resources		21

Description	Shares	Value (000)
Investment Companies — 0.2%		
Fifth Street Finance	15,600	$ 121
Total Investment Companies		121
Investment Management/Advisory Services — 0.6%		
Affiliated Managers Group*	7,925	331
Total Investment Management/Advisory Services		331
Leisure & Recreational Products — 1.2%		
WMS Industries*	35,000	732
Total Leisure & Recreational Products		732
Medical Information Systems — 1.1%		
Computer Programs & Systems	19,900	662
Total Medical Information Systems		662
Medical Instruments — 0.5%		
NuVasive*	8,700	273
Total Medical Instruments		273
Medical Products — 3.4%		
Haemonetics*	24,700	1,360
Hanger Orthopedic Group*	51,000	676
Total Medical Products		2,036
Medical-Biomedical/Genetic — 0.4%		
Sangamo Biosciences*	50,200	212
Total Medical-Biomedical/Genetic		212
Medical-Drugs — 0.3%		
XenoPort*	9,700	188
Total Medical-Drugs		188
Medical-Nursing Homes — 1.5%		
Kindred Healthcare*	58,900	881
Total Medical-Nursing Homes		881
Medical-Outpatient/Home Medical — 2.9%		
Amedisys*	35,166	967
Amsurg*	47,825	758
Total Medical-Outpatient/Home Medical		1,725
Metal Processors & Fabricators — 0.4%		
LB Foster, Cl A*	10,410	259
Total Metal Processors & Fabricators		259
Multimedia — 0.2%		
EW Scripps, Cl A	82,900	112
Total Multimedia		112
Oil & Gas Drilling — 0.4%		
Patterson-UTI Energy	29,800	267
Total Oil & Gas Drilling		267

OLD MUTUAL TS&W SMALL CAP VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 0.6%		
GMX Resources*	26,600	$ 173
McMoRan Exploration*	37,700	177
Total Oil Companies-Exploration & Production		350
Oil Refining & Marketing — 1.3%		
Holly	37,700	799
Total Oil Refining & Marketing		799
Oil-Field Services — 0.3%		
Helix Energy Solutions Group*	35,700	184
Total Oil-Field Services		184
Pharmacy Services — 1.8%		
SXC Health Solutions*	49,800	1,073
Total Pharmacy Services		1,073
Property/Casualty Insurance — 3.0%		
Enstar Group*	3,275	184
Navigators Group*	12,000	566
Selective Insurance Group	58,900	716
Zenith National Insurance	12,660	305
Total Property/Casualty Insurance		1,771
Protection-Safety — 1.4%		
Brink's Home Security Holdings*	36,700	829
Total Protection-Safety		829
Recreational Centers — 0.4%		
Life Time Fitness*	21,100	265
Total Recreational Centers		265
Reinsurance — 4.1%		
Endurance Specialty Holdings	40,095	1,000
Platinum Underwriters Holdings	51,700	1,466
Total Reinsurance		2,466
REITs-Health Care — 2.6%		
Omega Healthcare Investors	110,700	1,559
Total REITs-Health Care		1,559
REITs-Mortgage — 1.5%		
Capstead Mortgage	81,900	880
Total REITs-Mortgage		880
REITs-Office Property — 1.6%		
BioMed Realty Trust	48,065	325
Corporate Office Properties Trust	25,800	641
Total REITs-Office Property		966
Rental Auto/Equipment — 2.0%		
Aaron Rents	43,925	1,171
Total Rental Auto/Equipment		1,171

Description	Shares	Value (000)
Retail-Apparel/Shoe — 2.7%		
Aeropostale*	23,500	$ 624
JOS A Bank Clothiers*	36,200	1,007
Total Retail-Apparel/Shoe		1,631
Retail-Convenience Store — 3.3%		
Casey's General Stores	31,605	843
Pantry*	63,700	1,122
Total Retail-Convenience Store		1,965
Retail-Jewelry — 0.0%		
Tiffany	1,320	28
Total Retail-Jewelry		28
Retail-Mail Order — 0.8%		
Williams-Sonoma	45,600	460
Total Retail-Mail Order		460
Retail-Pawn Shops — 3.2%		
Cash America International	26,600	417
Ezcorp, Cl A*	42,100	487
First Cash Financial Services*	67,600	1,009
Total Retail-Pawn Shops		1,913
Retail-Propane Distributors — 0.1%		
Star Gas Partners LP	21,900	57
Total Retail-Propane Distributors		57
Retail-Restaurants — 4.7%		
California Pizza Kitchen*	55,900	731
Cracker Barrel Old Country Store	34,900	1,000
Jack in the Box*	46,100	1,074
Total Retail-Restaurants		2,805
Satellite Telecommunications — 1.5%		
GeoEye*	45,900	907
Total Satellite Telecommunications		907
Telecommunications Equipment — 2.8%		
Comtech Telecommunications*	36,836	912
Tekelec*	57,900	766
Total Telecommunications Equipment		1,678
Therapeutics — 0.9%		
Questcor Pharmaceuticals*	110,200	542
Total Therapeutics		542
Tobacco — 0.6%		
Universal	11,000	329
Total Tobacco		329
Transport-Equipment & Leasing — 1.0%		
GATX	28,300	573
Total Transport-Equipment & Leasing		573

Description	Shares	Value (000)
Transport-Marine — 0.8%		
Excel Maritime Carriers	36,800	$ 166
Gulfmark Offshore*	13,500	322
Total Transport-Marine		488
Transport-Services — 0.9%		
Bristow Group*	25,800	553
Total Transport-Services		553
Wireless Equipment — 0.5%		
Ceragon Networks*	70,700	300
Total Wireless Equipment		300
Total Common Stock (Cost $63,199)		58,203
Investment Company — 0.3%		
Value-Small Cap — 0.3%		
iShares Russell 2000 Value Index Fund	4,900	193
Total Value-Small Cap		193
Total Investment Company (Cost $282)		193
Money Market Fund — 3.9%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	2,314,142	2,314
Total Money Market Fund (Cost $2,314)		2,314
Total Investments — 101.7% (Cost $65,795)		60,710
Other Assets and Liabilities, Net — (1.7)%		(1,017)
Total Net Assets — 100.0%		$ 59,693

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Core Bond Fund

Management Overview (Unaudited)

Sub-Adviser: Barrow, Hanley, Mewhinney & Strauss, Inc.

Performance Highlights

- For the fiscal year ended March 31, 2009, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 3.72% return versus a 3.13% return for the benchmark.

- The largest contributing factor to Fund performance was security selection, as all of the sectors in the Fund outpaced the corresponding sector within the Index. The Fund's defensive positioning in consumer non-cyclicals, pharmaceuticals and wireless, as well as energy service providers, aided performance. In financials, Barrow Hanley's bias for larger banks, better capitalized finance companies and more traditional insurance companies, led to strong sector performance. In addition, the Fund's corporate securities selection outperformed the Index's. The Fund's bias to longer maturity U.S. Treasuries strongly aided the relative performance for the sector, as well as its bias to middle coupon agency mortgage-backed securities.

- Barrow Hanley's sector selection benefited the Fund over the last year in an overweight to both industrials and utilities. Holding no asset-backed securities was a positive, as this sector significantly underperformed. As financials and commercial mortgage-backed securities dramatically underperformed the Index, the Fund's overweight to these sectors detracted from performance despite strong security selection in the financials sector. U.S. Treasuries and agency mortgage-backed securities were the top performing sectors, thus an underweight to each was a negative for the Fund. The Fund's allocation to non-agency mortgage-backed securities, as well as a small high yield allocation, detracted from performance as both underperformed.

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Barrow Hanley Core Bond Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Aggregate Bond Index (the "Index"). The Fund's Institutional Class shares posted a 3.72% return versus a 3.13% return for the benchmark.

Q. What investment environment did the Fund face during the past year?

A. Economic news continued to verify the persistence of the worst recession in over 25 years. The final gross domestic product for fourth quarter 2008 was the worst since early 1982. Consumer confidence fell to the lowest level on record, with the loss of over 5 million jobs in the past 15 months. In March 2009, many investors found renewed confidence in the stimulus programs promised by the Obama Administration, legislative action of the U.S. Congress and an ever expanding series of rescue packages from the U.S. Treasury and U.S. Federal Reserve Board (the "Fed").

Concerned about extreme economic weakness, the Fed announced a plan in March 2009 to purchase up to $300 billion in U.S. Treasuries in the secondary market over the next six months. The official announcement ignited a rally in U.S. Treasuries, and the 10-year U.S. Treasury yield fell 0.47% that same day. The Fed also increased its purchases of agency mortgages, driving 30-year mortgage rates below 5% and providing stimulus to the housing market. Despite the Fed's intentions to drive long-term U.S. Treasury rates lower, the U.S. Treasury yield curve actually ended the Fund's fiscal year steeper, as yields retraced much of their decline on worries about the massive supply of new U.S. Treasury debt needed to fund the increasing federal budget deficit.

Asset-backed securities recovered during the first quarter of 2009 with the implementation of the Fed's Troubled Asset-Backed Loan Facility program. High yield credit bounced back with both the yield carry and a positive sentiment from the March 2009 market rally, although equities failed to fully recover from the dismal decline in January and February 2009. Strong performance in agency mortgage-backed securities continued with support from Fed and U.S. Treasury purchases. Investment grade credit started the first quarter of 2009 on a positive note as yield spreads narrowed and liquidity improved, but ended the quarter in negative territory as renewed concern regarding financials overshadowed positive returns in utilities and industrials. Commercial mortgage-backed securities improved in March 2009 with the new Public-Private Investment Program ("PPIP"), but not enough to turn positive for the fiscal year. PPIP is designed to address problem assets remaining on the balance sheets of many financial institutions. Even though the new plan was initially well received by the capital markets, the technical implementation will determine whether the program can be successful in improving liquidity and rational pricing in structured securities. Meanwhile, the Financial Accounting Standards Board has eased the burden of mark-to-market accounting of bank assets, which could help lower expected write-offs, but may create uncertainty about asset quality.

Q. Which market factors influenced the Fund's relative performance?

A. One of the largest challenges during the year involved managing the financial holdings in the Fund. While valuations suggested holding an overweight to the Index in the financials sector, the constantly evolving government policies and programs suggested using caution. Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") notes that its compromise was to position the Fund slightly overweight in financials but with a bias toward the largest financial companies in that sector. Barrow Hanley believes that government support for the largest banks is reasonably certain, and also believes that the issues within these banks' portfolios suggest inclusion of insurance companies in government programs, but this remains uncertain. During the March 2009 market rally, Barrow Hanley divested certain insurance holdings, but held others with more traditional insurance products that Barrow Hanley believes may receive the most significant benefit from expanding government stimulus programs, as well as positions that currently have access to government funding through banking subsidiaries.

Non-agency prime mortgages also posed significant challenges during the period. The sector was reevaluated by rating agencies that issued many downgrades. The maximum price pressure on these securities was in early fourth quarter 2008, while prices remained relatively stable in the first quarter of 2009. Barrow Hanley decreased these holdings during the first quarter of 2009.

Q. How did portfolio composition affect Fund performance?

A. The largest contributing factor to Fund performance was security selection, as all of the sectors in the Fund outpaced the corresponding sector within the Index. The Fund's defensive positioning in consumer non-cyclicals, pharmaceuticals and wireless, as well as energy service providers, aided performance. In financials, Barrow Hanley's bias for larger banks, better capitalized finance companies and more traditional insurance companies, led to strong relative sector performance. In addition, the Fund's corporate securities selection outperformed the Index's. The Fund's bias to longer maturity U.S. Treasuries strongly aided the relative performance for the sector, as well as its bias to middle coupon agency mortgage-backed securities.

Barrow Hanley's sector selection benefited the Fund over the last year in an overweight to both industrials and utilities. Holding no asset-backed securities was a positive, as this sector significantly underperformed. As financials and commercial mortgage-backed securities dramatically underperformed the Index, the Fund's overweight to these sectors detracted from performance despite strong security selection in the financials sector. U.S. Treasuries and agency mortgage-backed securities were the top performing sectors, thus an underweight to each was a negative for the Fund. The Fund's allocation to non-agency mortgage-backed securities, as well as a small high yield allocation, detracted from performance as both underperformed.

Q. What is the investment outlook for the intermediate-term fixed-income market?

A. Barrow Hanley believes that foreign demand for U.S. Treasuries will likely decline as the global slowdown may reduce foreign surpluses that have been invested in Treasuries over recent years. Barrow Hanley feels that investors' fear of future inflation may be another factor pushing against the Fed's attempts for lower U.S. Treasury rates.

Barrow Hanley believes that credit markets may have begun a gradual thawing. While Barrow Hanley does not believe the economy is rebounding strongly yet, it does believe that the worst declines may be over and relative comparisons going forward should be more easily favorable. Barrow Hanley notes that liquidity, the markets' biggest question mark, seems to be slowly reappearing. Barrow Hanley feels that increasing liquidity, coupled with the Fed's actions, may have bolstered investor confidence and appetite for new issues. Barrow Hanley points out that time will tell if the economy will be able to validate the rise in financial valuations that occurred in March 2009.

Barrow Hanley notes that securitized markets remain under pressure and points out that with the assistance of government stimulus programs, agency mortgage-backed securities have performed well with tighter spreads and lower volatility. Barrow Hanley notes that the Government Sponsored Enterprise's retained portfolios are growing through purchases of securitized securities and taking up the slack as banks have slowed their purchase activity of these securities. Barrow Hanley is encouraged by its belief that the recent PPIP program may eventually help support the residential mortgage-backed securities sector. Barrow Hanley also believes that a significant tiering across the commercial mortgage-backed securities sector may ultimately generate superior performance opportunities in issues highest in capital structure and with the strongest level of credit support. Barrow Hanley remains significantly concerned about consumer spending, and as a result, remains with no allocation to asset-backed securities.

Top Ten Holdings as of March 31, 2009*	
FNMA 5.000%, 03/01/38	3.3%
U.S. Treasury Note 2.750%, 02/15/19	2.9%
FNMA 6.000%, 08/01/37	2.4%
U.S. Treasury Bond 4.500%, 05/15/38	2.2%
FNMA 6.500%, 09/01/36	2.2%
FNMA 5.500%, 12/01/36	2.2%
U.S. Treasury Note 1.375%, 02/15/12	2.1%
FNMA 5.000%, 05/01/38	2.1%
FNMA 6.000%, 11/01/37	1.9%
FNMA 5.500%, 12/01/35	1.4%
As a % of Total Fund Investments	22.7%

* Excludes short-term money market fund.

OLD MUTUAL BARROW HANLEY CORE BOND FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	3.72%	5.39%
Barclays Capital U.S. Aggregate Bond Index	11/19/07	3.13%	4.62%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the December 9, 2008 prospectus) are 0.96% and 0.71%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Face Amount (000)	Value (000)
Corporate Bond — 41.7%		
Alltel		
7.000%, 07/01/12	$ 155	$ 161
Altria Group		
9.700%, 11/10/18	205	223
American Express		
8.150%, 03/19/38	100	91
American Express Credit, MTN,		
5.875%, 05/02/13	200	176
American General Finance		
4.000%, 03/15/11	290	123
Ameriprise Financial		
5.350%, 11/15/10	305	283
Amgen		
6.400%, 02/01/39	230	221
Anixter		
10.000%, 03/15/14	145	134
ArcelorMittal		
6.125%, 06/01/18	135	98
Archer-Daniels-Midland		
6.450%, 01/15/38	95	95
AT&T		
5.100%, 09/15/14	435	436
Bank of New York Mellon		
4.950%, 11/01/12	95	97
Bank One		
5.900%, 11/15/11	305	299
Bank of America		
5.750%, 12/01/17	345	290
Bear Stearns		
7.250%, 02/01/18	95	98
6.400%, 10/02/17	310	302
Best Buy		
6.750%, 07/15/13	190	181
BP Capital Markets		
3.125%, 03/10/12	165	166
Cameron International		
6.375%, 07/15/18	95	83
Canadian National Railway		
5.550%, 03/01/19	70	72
Canadian Natural Resources		
6.700%, 07/15/11	120	122
Caterpillar Financial Services, MTN,		
4.850%, 12/07/12	135	133
CIT Group		
4.750%, 12/15/10	125	101
Citigroup		
6.125%, 11/21/17	140	121
CME Group		
5.400%, 08/01/13	210	213
Columbus Southern Power		
5.500%, 03/01/13	285	288
Comcast		
5.875%, 02/15/18	90	86
5.300%, 01/15/14	185	180

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Computer Sciences		
6.500%, 03/15/18	$ 225	$ 213
5.500%, 03/15/13	45	44
ConocoPhillips		
4.750%, 02/01/14	465	484
Countrywide Home Loans		
4.000%, 03/22/11	45	40
Covidien International Finance		
5.450%, 10/15/12	105	108
CRH America		
6.000%, 09/30/16	215	152
Deutsche Telekom International Finance		
8.500%, 06/15/10	95	99
DirecTV Holdings LLC/DirecTV Financing		
7.625%, 05/15/16	165	162
Dominion Resources		
8.875%, 01/15/19	70	79
5.600%, 11/15/16	80	77
Dr Pepper Snapple Group		
6.820%, 05/01/18	135	127
Duke Energy Indiana		
6.050%, 06/15/16	220	223
Eaton		
5.600%, 05/15/18	115	108
EI Du Pont de Nemours		
5.875%, 01/15/14	215	227
Eli Lilly		
3.550%, 03/06/12	115	117
ERP Operating LP		
5.125%, 03/15/16	185	146
Fannie Mae		
5.125%, 01/02/14	235	243
General Electric Capital		
6.875%, 01/10/39	200	163
General Electric Capital, MTN,		
4.375%, 03/03/12	225	217
GlaxoSmithKline Capital		
6.375%, 05/15/38	115	116
Goldman Sachs Group		
6.750%, 10/01/37	95	64
5.950%, 01/18/18	80	73
Hewlett-Packard		
6.125%, 03/01/14	180	192
4.250%, 02/24/12	240	247
Home Depot		
5.200%, 03/01/11	180	181
Hospira		
6.050%, 03/30/17	190	170
International Business Machines		
7.625%, 10/15/18	200	229
International Lease Finance, MTN,		
5.750%, 06/15/11	180	117

Schedule of Investments

As of March 31, 2009

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
International Paper		
7.400%, 06/15/14	$ 110	$ 91
Ipalco Enterprises 144A		
7.250%, 04/01/16	145	128
John Deere Capital, MTN,		
5.400%, 10/17/11	290	299
Kraft Foods		
6.750%, 02/19/14	140	151
6.500%, 08/11/17	135	139
Kroger		
7.500%, 01/15/14	100	111
Lowe's		
6.650%, 09/15/37	80	79
Lubrizol		
8.875%, 02/01/19	95	98
Marathon Oil		
6.000%, 10/01/17	135	125
Masco		
6.125%, 10/03/16	125	80
Merrill Lynch		
5.450%, 02/05/13	95	78
Merrill Lynch, MTN,		
6.875%, 04/25/18	105	82
MetLife		
5.375%, 12/15/12	140	132
MidAmerican Energy Holdings		
5.875%, 10/01/12	225	234
New Cingular Wireless Services		
8.750%, 03/01/31	160	175
Nisource Finance		
10.750%, 03/15/16	95	96
Novartis Capital		
4.125%, 02/10/14	290	296
Pfizer		
4.450%, 03/15/12	305	313
Philips Electronics		
5.750%, 03/11/18	100	98
Prudential Financial, MTN,		
5.100%, 09/20/14	155	116
PSEG Power		
7.750%, 04/15/11	55	58
6.950%, 06/01/12	435	445
Rogers Communications		
6.800%, 08/15/18	195	195
Safeway		
6.250%, 03/15/14	80	84
Schering-Plough		
6.750%, 12/01/33	135	140
Shell International Finance		
6.375%, 12/15/38	220	232
Simon Property Group LP		
5.750%, 12/01/15	115	89
SLM, MTN,		
5.375%, 01/15/13	75	41

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
Southern Power		
6.250%, 07/15/12	$ 355	$ 367
Time Warner Cable		
8.250%, 02/14/14	170	178
5.850%, 05/01/17	215	193
TransCanada Pipelines		
7.625%, 01/15/39	200	198
Tyco Electronics Group		
6.550%, 10/01/17	210	159
Tyco International Finance		
8.500%, 01/15/19	125	129
Tyson Foods 144A		
10.500%, 03/01/14	70	71
Union Electric		
6.700%, 02/01/19	120	114
United Technologies		
6.125%, 02/01/19	430	463
UnitedHealth Group		
5.250%, 03/15/11	340	343
Valero Energy		
9.375%, 03/15/19	60	62
6.625%, 06/15/37	75	53
Verizon Wireless Capital 144A,		
8.500%, 11/15/18	330	377
Wachovia		
5.700%, 08/01/13	80	75
Walgreen		
5.250%, 01/15/19	200	201
Wal-Mart Stores		
6.200%, 04/15/38	160	162
Washington Mutual Finance		
6.875%, 05/15/11	125	114
Waste Management		
7.375%, 03/11/19	105	107
Westar Energy		
6.000%, 07/01/14	70	69
Willis North America		
6.200%, 03/28/17	90	63
Wisconsin Electric Power		
6.250%, 12/01/15	140	152
Wyeth		
5.500%, 02/01/14	365	383
Wynn Las Vegas		
6.625%, 12/01/14	100	76
Xcel Energy		
5.613%, 04/01/17	377	357
Total Corporate Bond (Cost $18,608)		17,962
U.S. Government Agency Obligations — 33.7%		
FNMA		
6.500%, 09/01/36	893	942
6.500%, 08/01/37	38	40

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FNMA — continued		
6.000%, 11/01/36	$ 196	$ 205
6.000%, 12/01/36	327	342
6.000%, 08/01/37	987	1,032
6.000%, 11/01/37	766	801
5.500%, 05/01/23	75	78
5.500%, 12/01/35	572	595
5.500%, 01/01/36	474	493
5.500%, 02/01/36	307	319
5.500%, 04/01/36	97	101
5.500%, 11/01/36	537	558
5.500%, 11/01/36	488	508
5.500%, 12/01/36	896	931
5.500%, 08/01/37	379	394
5.500%, 03/01/38	515	535
5.500%, 06/01/38	535	555
5.000%, 12/01/23	240	249
5.000%, 03/01/24	360	373
5.000%, 03/01/36	438	453
5.000%, 03/01/38	1,347	1,392
5.000%, 04/01/38	116	119
5.000%, 05/01/38	876	905
FGLMC		
6.000%, 09/01/37	343	360
6.000%, 12/01/37	167	174
5.500%, 01/01/24	267	278
5.500%, 11/01/36	303	315
5.500%, 12/01/36	435	452
5.000%, 04/01/23	456	473
5.000%, 09/01/35	530	547
Total U.S. Government Agency Obligations (Cost $14,014)		**14,519**
Mortgage Related — 14.1%		
Banc of America Mortgage Securities, CMO, Ser 2005-D, Cl 2A4 (E) 4.791%, 05/25/35	449	412
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2004-PWR5, Cl A4 4.831%, 07/11/42	485	401
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2005-T20, Cl A2 5.127%, 10/12/42	510	475
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-T22, Cl A2 5.464%, 04/12/38	305	289

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Chase Mortgage Finance, CMO, Ser 2006-A1, Cl 2A2 (E) 6.062%, 09/25/36	$ 490	$ 234
Chase Mortgage Finance, CMO, Ser 2006-A1, Cl 4A1 (E) 6.038%, 09/25/36	438	316
Chase Mortgage Finance, CMO, Ser 2007-A1, Cl 12A2 (E) 5.930%, 03/25/37	385	191
Citicorp Mortgage Securities, CMO, Ser 2006-3, Cl 2A1 5.500%, 06/25/21	296	261
Citigroup Commercial Mortgage Trust, Ser 2004-C2, Cl A3 4.380%, 10/15/41	475	414
Citigroup/Deutsche Bank Commercial Mortgage Trust, CMBS, Ser 2007-CD5, Cl A4 5.886%, 08/15/17	690	494
Countrywide Home Loan Mortgage Pass Through Trust, CMO, Ser 2007-18, Cl 1A1 6.000%, 11/25/37	599	404
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	615	579
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-CBX, Cl A4 4.529%, 01/12/37	150	126
JP Morgan Mortgage Trust, CMO, Ser 2007-S3, Cl 1A90 7.000%, 08/25/37	360	232
Morgan Stanley Capital I, CMBS, Ser 2007-IQ14, Cl A4 5.692%, 04/15/49	430	279
Prime Mortgage Trust, CMO, Ser 2005-2, Cl 1A3 5.250%, 07/25/20	490	495
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2006-11, Cl A8 6.000%, 09/25/36	264	210
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2007-7, Cl A1 6.000%, 06/25/37	443	272
Total Mortgage Related (Cost $7,357)		**6,084**

OLD MUTUAL BARROW HANLEY CORE BOND FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Face Amount (000)/Shares	Value (000)
U.S. Treasury Obligations — 8.0%		
U.S. Treasury Bond		
4.500%, 05/15/38	$ 810	$ 946
U.S. Treasury Notes		
2.750%, 02/15/19	1,250	1,257
1.750%, 01/31/14	330	332
1.375%, 02/15/12	900	907
Total U.S. Treasury Obligations (Cost $3,391)		3,442
Money Market Fund — 1.9%		
Dreyfus Cash Management Fund,		
Institutional Class, 0.761% (A)	810,593	811
Total Money Market Fund (Cost $811)		811
Total Investments — 99.4% (Cost $44,181)		42,818
Other Assets and Liabilities, Net — 0.6%		273
Total Net Assets — 100.0%		$43,091

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CASH RESERVES FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Wellington Management Company, LLP

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Cash Reserves Fund (the "Fund") outperformed its benchmark, the Lipper Money Market Funds Average. The Fund's Class Z shares posted a 1.49% return versus a 1.36% return for the benchmark. Performance for all share classes can be found on page 96.

Q. What investment environment did the Fund face during the past year?

A. Fixed income market conditions were volatile during the year. Equity markets plummeted globally and Treasury yields reached record lows. Investors' appetite for risk remained low for the greater part of the year, as the takeover of Fannie Mae and Freddie Mac by the U.S. Government, along with the bankruptcy filing by Lehman Brothers in September 2008, weighed heavily on the credit and other spread markets. Significant actions were taken across the globe by governments attempting to support the global economy through bailouts for the banking, auto and other strategically important industries. Despite the persistence of negative economic news, select sectors of the fixed income markets found some positive momentum, largely related to the increase in government sponsored programs and a re-emergence of risk appetite in March 2009. During the latter part of 2008 there were tentative signs of an economic recovery as numerous government stimulus programs were implemented. Government stimulus programs materialized in many forms including a $787 billion stimulus package, release of the second half of the Troubled Asset Relief Program funds, launch and expansion of the Term Asset-Backed Securities Loan Facility and introduction of the Public-Private Investment Program.

Q. Which market factors influenced the Fund's relative performance?

A. Short-term bond yields declined significantly during the fiscal year due to concerns about the financial system, economic weakness, and introduction of quantitative easing by the U.S. Federal Reserve Board (the "Fed"). Yields on two-year U.S. Treasury notes decreased 0.78% to end the fiscal year at 0.80%. Six-month and one-year London Inter-Bank Offer Rates ("LIBOR") both decreased during the fiscal year as six-month LIBOR decreased 0.88% to 1.74%, and one-year LIBOR decreased 0.51% to 1.97%.

Q. How did portfolio composition affect Fund performance?

A. Throughout the year, Wellington Management Company, LLP ("Wellington") extended the average maturity of the Fund and concentrated in higher quality government issues, contributing positively to performance for the year. The average maturity of the Fund was 88 days at March 31, 2009.

Q. What is the investment outlook for the short-term fixed income market?

A. Wellington expects volatility to decline from the historic levels reached during 2008 and it expects spread recovery to continue to be concentrated in high quality assets that are being directly or indirectly supported by the government. Wellington believes the Fed is likely to keep short-term rates low for a considerable period of time.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Cash Reserves Fund (the "Fund") outperformed its benchmark, the Lipper Money Market Funds Average. The Fund's Class Z shares posted a 1.49% return versus a 1.36% return for the benchmark.*

- *Fixed income market conditions were volatile during the year. Equity markets plummeted globally and U.S. Treasury yields reached record lows.*

- *Throughout the year, Wellington Management Company, LLP extended the average maturity of the Fund and concentrated in higher quality government issues, contributing positively to performance for the year. The average maturity of the Fund was 88 days at March 31, 2009.*

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2009

	Inception Date	7-Day Yield	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	0.10%	1.49%	2.81%	2.85%	3.47%
Class A	06/04/07	0.10%	1.26%	n/a	n/a	2.36%
Class C with load	06/04/07	0.10%	(0.38)%	n/a	n/a	1.71%
Class C without load	06/04/07	0.10%	0.62%	n/a	n/a	1.71%
Institutional Class	06/04/07	0.10%	1.78%	n/a	n/a	2.85%
Lipper Money Market Funds Average	03/31/95	n/a	1.36%	2.73%	2.81%	3.44%

Past performance is not a guarantee of future results. The Adviser has voluntarily agreed to reimburse expenses to the extent necessary to maintain a minimum yield of 0.10% for each share class. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. Information about these performance results and the comparative index can be found on pages 1-3.

Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 0.99% and 0.73%; 7.21% and 0.98%; 3.59% and 1.73%; and 1,509.12% and 0.73%, respectively.

Return on a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Asset Class Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 62.2%		
FHLB (F)		
0.590%, 08/11/09	$ 500	$ 499
0.588%, 08/19/09	1,275	1,272
0.580%, 08/21/09	500	499
0.580%, 09/09/09	300	299
0.520%, 06/15/09	500	499
0.500%, 07/14/09	700	699
0.450%, 06/25/09	450	449
0.450%, 07/07/09	450	449
0.410%, 07/10/09	300	300
0.400%, 06/17/09	1,500	1,499
0.390%, 07/17/09	600	599
0.300%, 05/06/09	800	800
FHLMC		
6.625%, 09/15/09	500	514
1.044%, 02/04/10, MTN (E)	275	275
1.000%, 04/14/09 (F)	600	600
0.580%, 08/10/09 (F)	2,075	2,071
0.580%, 09/08/09 (F)	700	698
0.560%, 08/17/09 (F)	500	499
0.550%, 07/06/09 (F)	400	399
0.500%, 06/08/09 (F)	200	200
0.500%, 06/24/09 (F)	600	599
0.500%, 07/07/09 (F)	400	399
0.420%, 09/14/09 (F)	1,600	1,596
0.420%, 09/21/09 (F)	500	499
0.350%, 06/22/09 (F)	500	500
FNMA (F)		
0.570%, 08/12/09	1,400	1,397
0.565%, 08/19/09	1,000	998
0.520%, 07/01/09	1,400	1,398
0.520%, 07/15/09	1,500	1,498
0.440%, 09/25/09	400	399
0.430%, 09/09/09	400	399
0.420%, 07/02/09	200	200
Total U.S. Government Agency Obligations (Cost $23,001)		23,001
Certificates of Deposit — 6.1%		
BNP Paribas Finance		
0.870%, 04/28/09	500	500
Bank of America		
0.800%, 06/04/09	300	300
Calyon		
1.000%, 05/11/09	200	200
Canadian Bank		
0.910%, 06/08/09	300	300
DNB Bank		
0.850%, 06/08/09	300	300

Description	Face Amount (000)	Value (000)
Certificates of Deposit — continued		
Svenska Holdings		
0.850%, 05/11/09	$ 400	$ 400
UBS NY		
0.600%, 04/13/09	250	250
Total Certificates of Deposit (Cost $2,250)		2,250
Commercial Paper (F) — 12.7%		
Cafco		
0.750%, 04/13/09	350	350
Chariot Funding		
0.450%, 04/09/09	300	300
Ciesco, 144A		
0.750%, 04/08/09	350	350
Falcon Asset Securitization		
0.450%, 04/09/09	300	300
General Electric Capital		
0.550%, 06/29/09	800	799
Jupiter Securitization		
0.450%, 04/14/09	400	400
Kitty Hawk Funding		
0.450%, 04/16/09	400	400
Lloyds TSB		
1.010%, 04/07/09	400	400
Park Ave Receivables		
0.450%, 04/08/09	400	400
Ranger Funding		
0.520% 05/04/09	300	300
Societe Generale		
0.670%, 05/18/09	400	400
Yorktown Capital		
0.450%, 04/07/09	300	300
Total Commercial Paper (Cost $4,699)		4,699
Corporate Bond — 2.1%		
Procter & Gamble, MTN,		
2.216%, 09/09/09 (E)	210	210
Procter & Gamble International Funding, MTN,		
1.484%, 02/08/10 (E)	210	210
Toyota Motor Credit, MTN,		
2.434%, 01/29/10 (E)	387	387
Total Corporate Bond (Cost $807)		807

SCHEDULE OF INVESTMENTS

As of March 31, 2009

Description	Face Amount (000)	Value (000)
Repurchase Agreement — 17.0%		
Deutsche Bank Securities 0.25%, dated 03/31/09, to be repurchased on 04/01/2009, repurchase price $6,300,044 (collateralized by various U.S. Government Obligations ranging from $642,548 - $3,484,618, 5.500% - 7.000%, 10/01/2035 - 02/01/2038, total market value $6,392,762) (G)	$ 6,300	$ 6,300
Total Repurchase Agreement (Cost $6,300)		6,300
Total Investments — 100.1% (Cost $37,057)		37,057
Other Assets and Liabilities, Net — (0.1)%		(50)
Total Net Assets — 100.0%		$ 37,007

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

Old Mutual Dwight High Yield Fund

Management Overview (Unaudited)

Sub-Adviser: Dwight Asset Management Company LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Dwight High Yield Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index. The Fund's Institutional Class shares posted a (7.78)% return versus a (19.31)% return for the benchmark.

Q. What investment environment did the Fund face during the past year?

A. The high-yield market held-up relatively well through August 2008, posting positive returns and outperforming many other market sectors, even in the face of troublesome economic news, the collapse of Bear Stearns, and the spike in commodity prices. The high-yield market then declined over 33% during the next three months, as each of September 2008, October 2008, and November 2008 were worse than any previous month in the history of the high-yield market. Liquidity collapsed, with dealers no longer willing to take on riskier assets. There was essentially no new-issue market, and investors chose to hold on to cash given the uncertainty that gripped the global financial system.

Government intervention in the financial system succeeded in stabilizing the high-yield sector by mid-December 2008. Fear of the recession and concerns about deflation gradually eased in the first quarter of 2009. The new-issue market slowly started to recover, spreads tightened, and fund flows again began to favor high-yield securities.

Q. Which market factors influenced the Fund's relative performance?

A. The market volatility over the period created difficulties as well as opportunities. The collapse of liquidity made relative-value trading difficult. The Fund's generally low turnover made it less susceptible to the lack of liquidity, though there was a negative impact upon exiting positions. On the other hand, derivatives were not a component of the Fund. As a result, the turmoil in the derivatives market caused by the collapse of Lehman Brothers, and the ensuing turmoil at other financial market participants, had less of a negative impact on the Fund relative to its peers.

Q. How did portfolio composition affect Fund performance?

A. The Fund maintained a higher-quality bias throughout 2008 and was significantly underweight CCC rated paper. Dwight Asset Management Company LLC ("Dwight") believed that the market was underestimating the risk in lower-quality tiers, especially the risk associated with leveraged buyout paper that had dominated the market in recent years. This belief was borne out as BB rated paper outperformed CCC rated paper by over 26% over the course of 2008. In addition, the Fund's shorter duration positions were not as volatile as the overall market. The Fund's sector positioning was also defensive, with overweight allocations to the energy and telecommunications sectors, which performed strongly. The market dislocation in the fall of 2008 provided selective opportunities in convertible bonds, forcing the prices of these bonds lower than non-convertible bonds with similar ratings.

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Dwight High Yield Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Corporate High-Yield Bond Index. The Fund's Institutional Class shares posted a (7.78)% return versus a (19.31)% return for the benchmark.*
- *The Fund's generally low turnover made it less susceptible to the lack of liquidity, though there was a negative impact upon exiting positions. On the other hand, derivatives were not a component of the Fund. As a result, the turmoil in the derivatives market caused by the collapse of Lehman Brothers, and the ensuing turmoil at other financial market participants, had less of a negative impact on the Fund relative to its peers.*
- *The Fund maintained a higher-quality bias throughout 2008 and was significantly underweight CCC rated paper. Dwight Asset Management Company LLC believed that the market was underestimating the risk in lower-quality tiers, especially the risk associated with leveraged buyout paper that had dominated the market in recent years. This belief was borne out as BB rated paper outperformed CCC rated paper by over 26% over the course of 2008. In addition, the Fund's shorter duration positions were not as volatile as the overall market. The Fund's sector positioning was also defensive, with overweight allocations to the energy and telecommunications sectors, which performed strongly. The market dislocation in the fall of 2008 provided selective opportunities in convertible bonds, forcing the prices of these bonds lower than non-convertible bonds with similar ratings.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

**Top Ten Holdings
as of March 31, 2009**

Ford Motor Credit 7.375%, 10/28/09	4.4%
General Cable 1.000%, 10/15/12	3.9%
Alliance One International 11.000%, 05/15/12	3.8%
Qwest Communications International 3.500%, 11/15/25	3.6%
Syniverse Technologies 7.750%, 08/15/13	3.5%
Peabody Energy 7.875%, 11/01/26	3.5%
Landry's Restaurants 144A, 14.000%, 08/15/11	3.4%
Chattem 7.000%, 03/01/14	3.2%
Belo 6.750%, 05/30/13	3.0%
Denbury Resources 7.500%, 12/15/15	2.9%
As a % of Total Fund Investments	35.2%

Q. What is the investment outlook for the high-yield fixed-income market?

A. At the end of March 2009, most of the high-yield market was trading at distressed levels. Dwight believes these trading levels suggest defaults may rise significantly with minimal recoveries. Dwight believes that significant return opportunities exist in solid companies that are likely to survive the economic slowdown. While Dwight's economic outlook is cautious, it believes the combination of monetary policy and fiscal stimulus may stem the economic decline, and Dwight believes this could result in modest growth during the second half of 2009.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized Inception to Date
Institutional Class	11/19/07	(7.78)%	(8.12)%
Barclays Capital U.S. Corporate High-Yield Bond Index	11/19/07	(19.31)%	(15.88)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the December 9, 2008 prospectus) are 1.88% and 0.82%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2009 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2009

Description	Face Amount (000)	Value (000)
Corporate Bond — 86.3%		
Advanta Capital Trust I, Ser B		
8.990%, 12/17/26	$ 185	$ 17
Alliance One International		
11.000%, 05/15/12	371	345
Aramark		
8.500%, 02/01/15	105	97
4.670%, 02/01/15 (E)	173	132
Belden		
7.000%, 03/15/17	261	214
Belo		
6.750%, 05/30/13	400	270
Cascades		
7.250%, 02/15/13	209	117
Cenveo 144A,		
10.500%, 08/15/16	400	225
Chattem		
7.000%, 03/01/14	300	285
Chesapeake Energy		
6.375%, 06/15/15	308	260
Coleman Cable		
9.875%, 10/01/12	211	120
Connacher Oil and Gas 144A,		
10.250%, 12/15/15	165	52
D.R. Horton		
9.750%, 09/15/10	150	150
7.875%, 08/15/11	115	110
Denbury Resources		
7.500%, 12/15/15	300	261
E*Trade Financial		
7.875%, 12/01/15	261	96
Evraz Group 144A,		
9.500%, 04/24/18	240	133
Ford Motor Credit		
7.375%, 10/28/09	443	397
Freeport-McMoRan Copper & Gold		
8.375%, 04/01/17	200	187
Frontier Communications		
9.000%, 08/15/31	367	252
FTI Consulting		
7.750%, 10/01/16	220	219
General Cable		
1.000%, 10/15/12	500	354
GMAC 144A,		
7.000%, 02/01/12	153	106
Ipalco Enterprises 144A,		
7.250%, 04/01/16	240	212
Kansas City Southern		
9.375%, 05/01/12	75	68
Kansas City Southern Railway		
8.000%, 06/01/15	125	103
Landry's Restaurants 144A,		
14.000%, 08/15/11	350	308
Mashantucket Pequot Tribe 144A,		
8.500%, 11/15/15	400	68

Description	Face Amount (000)	Value (000)
Corporate Bond — continued		
MGM Mirage		
6.625%, 07/15/15	$ 80	$ 28
5.875%, 02/27/14	90	32
Nisource Finance		
10.750%, 03/15/16	200	203
OPTI Canada		
8.250%, 12/15/14	250	112
7.875%, 12/15/14	250	109
Peabody Energy		
7.875%, 11/01/26	350	312
Provident		
7.250%, 03/15/28	367	246
Pulte Homes		
8.125%, 03/01/11	50	49
7.875%, 08/01/11	50	48
Qwest Communications		
International		
3.500%, 11/15/25	350	323
RH Donnelley (L)		
8.875%, 10/15/17	8	—
RH Donnelley 144A,		
11.750%, 05/15/15	177	23
Rogers Communications		
6.750%, 03/15/15	50	49
Royal Caribbean Cruises		
8.000%, 05/15/10	245	208
Stater Brothers Holdings		
8.125%, 06/15/12	230	227
7.750%, 04/15/15	18	17
Sun Media		
7.625%, 02/15/13	300	171
Syniverse Technologies		
7.750%, 08/15/13	375	315
Toys R US		
7.875%, 04/15/13	80	28
True Temper Sports (K)(L)		
8.375%, 09/15/11	325	46
Valassis Communication		
8.250%, 03/01/15	277	120
Videotron Ltee 144A,		
9.125%, 04/15/18	140	142
Xerox Capital Trust I		
8.000%, 02/01/27	125	88
Total Corporate Bond (Cost $10,612)		8,054
Asset-Backed Securities — 6.5%		
Credit Card — 2.0%		
Washington Mutual Master Note		
Trust 144A, Ser 2007-B1, Cl B1		
4.950%, 03/17/14	250	187
Total Credit Card		187

Description	Face Amount (000)/Shares	Value (000)
Home Equity — 1.6%		
Residential Funding Mortgage Securities II, Ser 2005-HI3, Cl A2 5.090%, 09/25/35	$ 37	$ 36
Residential Funding Mortgage Securities II, Ser 2006-HSA2, Cl AI2 (E) 5.496%, 03/25/36	139	109
Total Home Equity		**145**
Other — 2.9%		
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (E) 2.996%, 03/26/33	245	65
Superior Wholesale Inventory Financing Trust, Ser 2004-A10, Cl A (E) 0.656%, 09/15/11	250	210
Total Other		**275**
Total Asset-Backed Securities (Cost $815)		**607**
Mortgage Related — 3.2%		
Deutsche ALT-A Securities Inc Alternate Loan Trust CMO, Ser 2007-RMP1, Cl A1B (E) 0.642%, 12/25/36	201	196
Granite Master Issuer CMO, Ser 2007-1, Cl 2A1 (E) 0.615%, 12/20/54	146	99
Total Mortgage Related (Cost $320)		**295**
Money Market Fund — 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	43,498	43
Total Money Market Fund (Cost $43)		**43**
Total Investments — 96.5% (Cost $11,790)		**8,999**
Other Assets and Liabilities, Net — 3.5%		**327**
Total Net Assets — 100.0%		$ 9,326

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Performance Highlights

• *For the fiscal year ended March 31, 2009, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index. The Fund's Class Z shares posted a 3.97% return versus a 3.39% return for the benchmark.*

• *Commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") spreads tightened in the second quarter of 2008, and the Fund's overweight position in these sectors contributed positively to performance. These early gains that accrued to the Fund as a result of its overweight position in structured risk assets were given back in the third quarter of 2008 when deteriorating economic fundamentals caused spreads in CMBS and ABS markets to widen, detracting from performance. On the positive side, the Fund benefited in the third quarter of 2008 from its overweight to agency mortgage-backed securities ("MBS"), as the sector rallied following the U.S. government action to put Fannie Mae and Freddie Mac into conservatorship.*

• *When credit markets stabilized in the first quarter of 2009, the Fund benefited from its overweight position to agency MBS. The Fund also benefited from its exposure to the ABS sector, as the official launch of the Term Asset-Backed Securities Loan Facility program led to both spread tightening and new issuance. Exposure to CMBS hurt Fund performance, however, as several factors weighed heavily on the sector during the first quarter of 2009.*

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Dwight Intermediate Fixed Income Fund (the "Fund") outperformed its benchmark, the Barclays Capital U.S. Intermediate Aggregate Bond Index (the "Index"). The Fund's Class Z shares posted a 3.97% return versus a 3.39% return for the benchmark. Performance for all share classes can be found on page 106.

Q. What investment environment did the Fund face during the past year?

A. Investors spent the first few months of this historic twelve-month period cautiously optimistic that the collapse of Bear Stearns in mid-March 2008 was the type of capitulation event that preludes a market bottom. Volatility remained elevated throughout the summer, but fears of another acute spike in systemic risk were put aside as investors remained interested in risk assets as a means of offsetting the lingering inflation fears kept alive in the second quarter of 2008 by resilient commodity markets. These fears ultimately proved to be a distraction for investors. Continued weakness in domestic housing and labor markets finally gave way to a global contagion of fear and panic in the fall of 2008 that virtually shut down credit markets. Asset prices declined indiscriminately, creating the need for several major financial institutions to be stabilized by the U.S. government.

Government intervention in the financial markets did little to abate the deepening recession in the first three months of 2009. Real gross domestic product was estimated to have contracted 5% in the first quarter of 2009, while the unemployment rate increased to 8.5% in March 2009, up from 7.2% at the end of 2008. Consequently, the U.S. government and the U.S. Federal Reserve Board (the "Fed") were forced to engineer unprecedented policy responses in the first quarter of 2009 in order to help stabilize the economy.

Q. Which market factors influenced the Fund's relative performance?

A. The global meltdown that defined the third and fourth quarters of 2008 put renewed pressure on the commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") positions in the Fund, causing the Fund to underperform in both quarters. Widespread deleveraging on behalf of banks and insurance companies caused even some of the highest quality bonds in the CMBS sector to trade as low as fifty cents on the dollar. In the ABS market, accelerated home price declines and rising delinquencies sparked new fears that structural credit enhancements may not be sufficient to cover losses on some of the highest rated securities.

Q. How did portfolio composition affect Fund performance?

A. The absence of another systemic shock like the collapse of Bear Stearns lifted U.S. Treasury yields off of their multi-year lows in the second quarter of 2008. By being modestly short duration relative to the Index, the Fund's positioning contributed positively to performance during this brief lapse in risk aversion. Concurrently, CMBS and ABS spreads tightened in the second quarter of 2008, and the Fund's overweight position in these sectors contributed positively to performance. These early gains that accrued to the fund as a result of its overweight position in structured risk assets were given back in the third quarter of 2008 when deteriorating economic fundamentals caused spreads in CMBS and ABS markets to widen, detracting from performance. On the positive side, the Fund benefited in the third quarter of 2008 from its overweight to agency mortgage-backed securities ("MBS"), as the sector rallied following the U.S. government action to put Fannie Mae and Freddie Mac into conservatorship.

When credit markets stabilized in the first quarter of 2009, the Fund benefited from its overweight position to agency MBS. The Fed announced at year-end 2008 that it would begin a program to purchase $500 billion in agency MBS, which led to a market rally that was sustained later in the first quarter of 2009 by news that the Fed would extend the program through the end of 2009. The Fund also benefited from its exposure to the ABS sector, as the official launch of the Term Asset-Backed Securities Loan Facility program led to both spread tightening and new issuance. Exposure to CMBS hurt Fund performance, however, as several factors weighed heavily on the sector during the first quarter of 2009. These stress factors included the massive consolidation among financial services firms, a reversal of consumer spending habits hitting retailers and a significant decline in business and vacation travel.

Q. What is the investment outlook for the fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes the economy is headed for a turn this summer, but characterizes its view as cautiously optimistic. Dwight believes that once the economy turns, economic growth will likely remain constrained for at least two years and possibly longer. Dwight points out that any pick-up in economic activity should be weighed against longer term concerns about the public deficit and the debt outlook for the country. Dwight believes there may be a risk of politics overriding prudence when it comes time for the Fed, the U.S. Treasury, and the Federal Deposit Insurance Corporation to unwind their economic support policies.

In this environment, Dwight's investment stance regarding agency MBS, CMBS, and ABS remains largely unchanged. Dwight plans to maintain the Fund's current overweight to agency MBS until the Fed indicates a plan to slow its purchases. Furthermore, Dwight plans to maintain an overweight to the CMBS sector as a relative value investment, favoring the highest tiers of the credit spectrum and seasoned securities that exhibit robust underwriting standards. Dwight plans to maintain a defensive posture in consumer related ABS, favoring top-tier, AAA-rated assets with low spread duration, while focusing on structural credit enhancements that it believes can support even extreme loss scenarios.

Dwight transitioned from a modest underweight to a modest overweight position in the corporate sector during the first quarter of 2009, continuing to focus on higher quality credits that it believes have been unduly punished by the current market environment and that are well positioned to manage through a difficult economic landscape. Despite negative macroeconomic headwinds, lower earnings and higher defaults, Dwight believes high yield securities will likely trade with a positive bias for the balance of the year. Given compensatory market spreads and its view that the economy will begin to recover in the second half of 2009, Dwight may look to increase spread duration and reach a bit lower in the credit spectrum. Dwight will reassess this strategy, however, if the primary market fails to reopen, economic fundamentals fail to improve, or if there is another wave of financial deleveraging.

Top Ten Holdings as of March 31, 2009*	
U.S. Treasury Note 0.875%, 02/28/11	5.5%
U.S. Treasury Note 0.875%, 03/31/11	4.8%
FNMA 5.875%, 09/01/37	4.7%
FHLMC Gold 4.500%, 05/01/23	4.0%
FNMA 4.500%, 02/01/35	3.8%
U.S. Treasury Note 1.750%, 03/31/14	2.8%
FHLMC Gold 5.500%, 12/01/36	2.6%
U.S. Treasury Note 3.750%, 11/15/18	2.5%
FHLMC Gold 5.500%, 04/01/38	2.0%
FHLMC Gold 5.500%, 05/01/37	1.9%
As a % of Total Fund Investments	34.6%

* Excludes short-term money market fund.

Dwight Intermediate Fixed Income Fund

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	07/31/03	3.97%	4.37%	4.95%
Class A with load	07/31/03	(1.20)%	3.15%	3.83%
Class A without load	07/31/03	3.75%	4.15%	4.73%
Class C with load	07/31/03	2.01%	3.37%	3.92%
Class C without load	07/31/03	2.97%	3.37%	3.92%
Institutional Class	12/20/06[1]	4.07%	n/a	5.05%
Barclays Capital U.S. Intermediate Aggregate Bond Index	07/31/03	3.39%	4.15%	4.62%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 1.81% and 0.60%; 4.73% and 0.85%; 7.94% and 1.60%; and 0.60% and 0.52%, respectively.

Value of a $10,000 Investment



Old Mutual Dwight Intermediate Fixed Income Fund, Class Z
Barclays Capital U.S. Intermediate Aggregate Bond Index

$13,149
$12,919

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2009 — % of Total Fund Investments



U.S. Treasury Obligations (21.7%)
Asset-Backed Securities (6.9%)
Cash Equivalents (12.5%)
Corporate Bonds (18.1%)
U.S. Government Obligations (32.7%)
Mortgage Related (8.1%)

Schedule of Investments

As of March 31, 2009

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 31.9%		
FNMA		
6.001%, 10/01/36 (E)	$ 54	$ 56
6.000%, 02/01/23	74	78
6.000%, 10/01/37 (I)	144	149
5.875%, 09/01/37 (E)	3,361	3,492
5.500%, 03/01/20	113	118
5.500%, 04/01/21	71	74
5.500%, 11/01/21	97	102
5.500%, 02/01/24	116	121
5.500%, 11/01/36	786	817
5.000%, 03/01/20	65	68
5.000%, 04/01/23	379	393
5.000%, 09/01/35	712	737
4.500%, 02/01/35 (M)	2,775	2,839
FNMA TBA		
5.500%, 04/15/34	120	125
FHLMC		
5.916%, 12/01/36 (E)	574	597
5.849%, 01/01/37 (E)	784	813
5.230%, 04/01/37 (E)	602	620
FHLMC Gold		
5.500%, 09/01/17	66	70
5.500%, 08/01/20	155	163
5.500%, 02/01/21	299	312
5.500%, 02/01/21	38	40
5.500%, 05/01/21	89	93
5.500%, 09/01/21	253	265
5.500%, 04/01/22	381	397
5.500%, 06/01/22	3	4
5.500%, 12/01/36	1,858	1,930
5.500%, 05/01/37	1,393	1,447
5.500%, 08/01/37	132	137
5.500%, 12/01/37	437	454
5.500%, 01/01/38	189	196
5.500%, 04/01/38	1,433	1,489
5.500%, 09/01/38	147	153
5.000%, 07/01/21	598	622
5.000%, 11/01/21	23	24
5.000%, 05/01/22	331	343
5.000%, 12/01/34	337	349
5.000%, 12/01/35	348	360
4.500%, 05/01/23	1,264	1,302
4.500%, 05/01/23	2,950	3,039
GNMA		
6.500%, 09/20/38	85	90
Total U.S. Government Agency Obligations (Cost $23,318)		24,478
U.S. Treasury Obligations — 21.3%		
U.S. Cash Management Bill — Reopening (B)(C)		
0.300%, 06/04/09	55	55

Description	Face Amount (000)	Value (000)
U.S. Treasury Obligations — continued		
U.S. Treasury Inflation Indexed Bond		
2.375%, 01/15/25 (J)	$ 260	$ 303
2.000%, 01/15/14 (J)	520	612
2.000%, 07/15/14 (J)	520	601
U.S. Treasury Notes		
3.750%, 11/15/18	1,739	1,896
2.750%, 02/15/19	75	75
2.000%, 11/30/13	5	5
1.875%, 02/28/14	205	207
1.750%, 11/15/11	50	51
1.750%, 01/31/14	1,180	1,188
1.750%, 03/31/14	2,100	2,107
1.500%, 12/31/13	1,445	1,441
1.375%, 03/15/12	53	53
0.875%, 02/28/11	4,100	4,108
0.875%, 03/31/11	3,600	3,605
Total U.S. Treasury Obligations (Cost $16,174)		16,307
Corporate Bonds — 17.7%		
Abbott Laboratories		
5.125%, 04/01/19	130	131
Ahold Finance USA		
6.250%, 05/01/09	319	318
Alliance One International		
11.000%, 05/15/12	229	213
Allied Waste North America		
6.125%, 02/15/14	66	62
Anheuser-Busch InBev Worldwide		
144A, 7.750%, 01/15/19	490	489
AT&T		
5.800%, 02/15/19	250	245
Barrick Gold		
6.950%, 04/01/19	55	55
Belo		
6.750%, 05/30/13	143	97
BHP Billiton Finance USA		
6.500%, 04/01/19	135	137
Bottling Group		
6.950%, 03/15/14	73	83
BP Capital Markets		
3.125%, 03/10/12	247	248
Capital One Financial, MTN,		
1.573%, 09/10/09 (E)	132	128
Carnival		
0.500%, 04/29/33 (H)	65	42
CBG Florida REIT 144A,		
7.114%, 05/29/49	60	3
Cisco Systems		
4.950%, 02/15/19	68	67
Citigroup		
5.850%, 07/02/13	400	358
D.R. Horton		
9.750%, 09/15/10	60	60
4.875%, 01/15/10	119	116

Schedule of Investments

As of March 31, 2009

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Denbury Resources		
9.750%, 03/01/16	$ 186	$ 180
DP World Sukuk 144A,		
6.250%, 07/02/17	560	323
Embarq		
7.082%, 06/01/16	560	504
Enterprise Products Operating		
9.750%, 01/31/14	280	308
EvrazSecurities		
10.875%, 08/03/09	200	204
Freeport-McMoRan Copper & Gold		
8.375%, 04/01/17	148	138
General Cable		
1.000%, 10/15/12	264	187
General Electric Capital, MTN,		
5.720%, 08/22/11	305	294
Goodyear Tire & Rubber		
6.318%, 12/01/09 (E)	317	303
Halliburton		
6.150%, 09/15/19	171	174
Illinois Tool Works 144A,		
6.250%, 04/01/19	180	181
Ingersoll-Rand Global Holding		
9.500%, 04/15/14	95	95
John Deere Capital, MTN,		
5.250%, 10/01/12	225	227
Kansas City Southern		
9.375%, 05/01/12	99	90
M&I Marshall & Ilsley Bank		
5.150%, 02/22/12	585	514
Macy's Retail Holdings		
6.300%, 04/01/09	151	151
Manufacturers & Traders Trust		
6.625%, 12/04/17	225	200
National City Bank		
1.654%, 06/07/17 (E)	550	339
Natixis 144A,		
10.000%, 04/29/49 (E)	450	135
New Albertsons		
7.500%, 02/15/11	45	45
6.950%, 08/01/09	119	119
Nisource Finance		
10.750%, 03/15/16	61	62
Pacificorp		
5.500%, 01/15/19	105	107
Pfizer		
5.350%, 03/15/15	325	343
Philip Morris International		
6.875%, 03/17/14	305	330
PNC Bank NA		
6.000%, 12/07/17	565	519
Progress Energy		
7.050%, 03/15/19	105	107
Qwest Communications International		
3.500%, 11/15/25	247	228

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Regions Bank/Birmingham		
7.500%, 05/15/18	$ 250	$ 223
Royal Caribbean Cruises		
8.000%, 05/15/10	282	240
Safeway		
6.250%, 03/15/14	228	239
Simon Property Group LP		
10.350%, 04/01/19	163	158
Southern California Edison		
4.150%, 09/15/14	116	118
SunTrust Bank		
7.250%, 03/15/18	548	528
SUPERVALU		
7.875%, 08/01/09	106	106
Tengizchevroil Finance SARL 144A,		
6.124%, 11/15/14	472	372
Textron Financial		
5.125%, 11/01/10	227	170
Textron Financial, MTN,		
4.600%, 05/03/10	72	58
Valassis Communication		
8.250%, 03/01/15	20	9
Verizon Wireless Capital 144A,		
5.550%, 02/01/14	375	375
Waste Management		
6.375%, 03/11/15	90	90
WEA Finance 144A,		
7.125%, 04/15/18	575	449
Wells Fargo		
4.375%, 01/31/13	407	379
WR Berkley		
5.600%, 05/15/15	50	41
Xcel Energy		
5.613%, 04/01/17	293	277
Xerox		
5.500%, 05/15/12	270	234
Xstrata Finance Canada 144A,		
5.500%, 11/16/11	55	46
XTO Energy		
5.750%, 12/15/13	169	171
Total Corporate Bonds (Cost $14,600)		**13,542**
Mortgage Related — 7.9%		
Adjustable Rate Mortgage Trust, CMO,		
Ser 2004-4, Cl 3A1 (E)		
5.327%, 03/25/35	11	8
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2001-1, Cl A2		
6.503%, 04/15/36	464	459
Banc of America Commercial		
Mortgage, CMBS,		
Ser 2001-PB1, Cl A2 (M)		
5.787%, 05/11/35	452	440

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Banc of America Commercial Mortgage, CMBS, Ser 2004-5, Cl A4 (E) 4.936%, 11/10/41	$ 746	$ 580
Banc of America Commercial Mortgage, CMBS, Ser 2005-6, Cl A4 (E) 5.180%, 09/10/47	1,000	769
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 1999-WF2, Cl A2 (M) 7.080%, 07/15/31	28	28
Crusade Global Trust, CMO, Ser 2003-2, Cl A (E) (M) 1.499%, 09/18/34	40	37
CS First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D 7.270%, 01/17/35	286	289
DLJ Commercial Mortgage, CMBS, Ser 2000-CF1, Cl A4 (M) 8.020%, 06/10/33	50	48
FHLMC Multifamily Structured Pass Through Certificates, CMBS, K001, Cl A3 (E) (M) 5.469%, 01/25/12	34	35
GS Mortgage Securities Corp II, CMBS, Ser 2004-GG2, Cl A4 4.964%, 08/10/38	555	489
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl D (E) (M) 6.847%, 04/15/35	150	150
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-C2, Cl A1 4.278%, 05/15/41	174	174
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-CB9, Cl A1 (E) (M) 3.475%, 06/12/41	16	16
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-CB13, Cl A1 (M) 3.635%, 01/12/43	15	14
LB Commercial Conduit Mortgage Trust, CMBS, Ser 1999-C1, Cl A2 (M) 6.780%, 06/15/31	11	11
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2001-C2, Cl A2 (M) 6.653%, 11/15/27	80	81
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AM 5.263%, 11/15/40	1,000	499
Merrill Lynch Mortgage Trust, CMBS, Ser 2004-BPC1, Cl AJ (E) 4.922%, 10/12/41	100	46

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-4, Cl A1 (E) (M) 3.642%, 12/12/49	$ 49	$ 48
MLCC Mortgage Investors, CMO, Ser 2005-A, Cl A1 (E) (M) 0.752%, 03/25/30	15	10
Morgan Stanley Capital I, CMBS, Ser 2005-HQ7, Cl A1 (M) 3.864%, 11/14/42	16	16
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-HQ, Cl A3 (M) 6.510%, 04/15/34	57	57
PNC Mortgage Acceptance, CMBS, Ser 2001-C1, Cl A2 (M) 6.360%, 03/12/34	725	728
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	966	953
Wachovia Bank Commercial Mortgage Trust, CMBS, Ser 2005-C20, Cl AMFX (E) (M) 5.179%, 07/15/42	80	41
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR10, Cl 2A2 (E) 4.191%, 06/25/35	38	28
Total Mortgage Related (Cost $7,158)		6,054
Asset-Backed Securities — 6.8%		
Automobile — 2.7%		
Ford Credit Auto Owner Trust, Ser 2008-A, Cl A3B (E) 1.356%, 04/15/12	990	927
USAA Auto Owner Trust, Ser 2008-1, Cl A3 4.160%, 04/16/12	1,125	1,134
Total Automobile		2,061
Credit Card — 1.5%		
Capital One Multi-Asset Execution Trust, Ser 2007-A9, Cl A9 4.950%, 08/15/12	400	402
Chase Issuance Trust, Ser 2005-A7, Cl A7 4.550%, 03/15/13	750	754
Total Credit Card		1,156
Home Equity Loans — 1.0%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 (H) (M) 6.710%, 02/25/33	4	2

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Face Amount (000)	Value (000)
Home Equity Loans — continued		
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 (M) 7.700%, 09/25/27	$ 7	$ 6
HFC Home Equity Loan Asset Backed Certificates, Ser 2006-2, Cl A1 (E) (M) 0.695%, 03/20/36	80	55
Indymac Home Equity Loan Asset-Backed Trust, Ser 2001-A, Cl AF6 (E) (M) 6.537%, 11/25/30	3	1
Renaissance Home Equity Loan Trust, Ser 2007-1, Cl AF2 (H) 5.512%, 04/25/37	65	43
Renaissance Home Equity Loan Trust, Ser 2007-3, Cl AF2 (H) 6.998%, 09/25/37	145	104
Residential Asset Securities, Ser 2001-KS3, Cl AI6 (E) (M) 5.960%, 09/25/31	24	18
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (E) (M) 0.632%, 06/25/36	32	29
Terwin Mortgage Trust, Ser 2005-14HE, Cl AF2 (H) (M) 4.849%, 08/25/36	117	89
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (E) 3.970%, 05/25/34	449	417
Total Home Equity Loans		**764**
Other — 1.6%		
Aircraft Certificate Owner Trust 144A, Ser 2003-1A, Cl D 6.455%, 09/20/22	44	48
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (E) (M) 2.996%, 03/26/33	13	3
Countrywide Asset-Backed Certificates, Ser 2003-5, Cl MF2 (E) 5.959%, 11/25/33	44	20
Countrywide Asset-Backed Certificates, Ser 2005-7, Cl AF6 (E) 4.693%, 10/25/35	37	22
Fannie Mae Whole Loan, Ser 2002-W11, Cl AF5 (H) 5.478%, 11/25/32	11	11
JP Morgan Mortgage Acquisition, Ser 2006-FRE2, Cl A3 (E) (M) 0.649%, 02/25/36	67	54
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A 5.090%, 07/28/12	192	191

Description	Face Amount (000)/Shares	Value (000)
Other — continued		
Peco Energy Transition Trust, Ser 2001-A, Cl A1 6.520%, 12/31/10	$ 405	$ 424
People's Financial Realty Mortgage Securities Trust, Ser 2006-1, Cl 1A1 (E) (M) 0.592%, 09/25/36	17	16
RAAC Series, Ser 2006-SP2, Cl A1 (E) (M) 0.592%, 02/25/36	3	3
TXU Electric Delivery Transition Bond, Ser 2004-1, Cl A2 4.810%, 11/17/14	425	438
Total Other		**1,230**
Total Asset-Backed Securities (Cost $5,386)		**5,211**
Money Market Fund — 12.2%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	9,359,012	9,359
Total Money Market Fund (Cost $9,359)		**9,359**
Total Investments — 97.8% (Cost $75,995)		**74,951**
Other Assets and Liabilities, Net — 2.2%		**1,722**
Total Net Assets — 100.0%		**$ 76,673**

For descriptions of abbreviations and footnotes, please refer to page 117.

The Fund had the following futures contracts open as of March 31, 2009:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
5 Year U.S. Treasury Note — Long	52	$6,176	June 2009	$ 92
10 Year U.S. Treasury Note — Short	(13)	(1,613)	June 2009	(39)
U.S. Long Bond — Short	(8)	(1,038)	June 2009	(31)
				$ 22

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Q. How did the Fund perform relative to its benchmark?

A. For the fiscal year ended March 31, 2009, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") underperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index (the "Index"). The Fund's Class Z shares posted a 1.45% return versus a 3.61% return for the benchmark. Performance for all share classes can be found on page 113.

Q. What investment environment did the Fund face during the past year?

A. Investors spent the first few months of this historic twelve-month period cautiously optimistic that the collapse of Bear Stearns in mid-March 2008 was the type of capitulation event that preludes a market bottom. Volatility remained elevated throughout the summer, but fears of another acute spike in systemic risk were put aside as investors remained interested in risk assets as a means of offsetting the lingering inflation fears kept alive in the second quarter of 2008 by resilient commodity markets. These fears ultimately proved to be a distraction for investors. Continued weakness in domestic housing and labor markets finally gave way to a global contagion of fear and panic in the fall of 2008 that virtually shut down credit markets. Asset prices declined indiscriminately, creating the need for several major financial institutions to be stabilized by the U.S. government.

Government intervention in the financial markets did little to abate the deepening recession in the first three months of 2009. Real gross domestic product was estimated to have contracted 5% in the first quarter of 2009, while the unemployment rate increased to 8.5% in March 2009, up from 7.2% at the end of 2008. Consequently, the U.S. government and the U.S. Federal Reserve Board (the "Fed") were forced to engineer unprecedented policy responses in the first quarter of 2009 in order to help stabilize the economy.

Q. Which market factors influenced the Fund's relative performance?

A. The global meltdown that defined the third and fourth quarters of 2008 put renewed pressure on the commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") positions in the Fund, causing the Fund to underperform in both quarters. Widespread deleveraging on behalf of banks and insurance companies caused even some of the highest quality bonds in the CMBS sector to trade as low as fifty cents on the dollar. In the ABS market, accelerated home price declines and rising delinquencies sparked new fears that structural credit enhancements may not be sufficient to cover losses on some of the highest rated securities.

Q. How did portfolio composition affect Fund performance?

A. The absence of another systemic shock like the collapse of Bear Stearns lifted U.S. Treasury yields off of their multi-year lows in the second quarter of 2008. By being modestly short duration relative to the Index, the Fund's positioning contributed positively to performance during this brief lapse in risk aversion. Concurrently, CMBS and ABS spreads tightened in the second quarter of 2008, and the Fund's overweight position in these sectors contributed positively to performance. These early gains that accrued to the Fund as a result of its overweight position in structured risk assets were given back in the third quarter of 2008 when deteriorating economic fundamentals caused spreads in CMBS and ABS markets to widen, detracting from performance. On the positive side, the Fund benefited in the third quarter of 2008 from its overweight to agency mortgage-backed securities ("MBS"), as the sector rallied following the U.S. government action to put Fannie Mae and Freddie Mac into conservatorship.

When credit markets stabilized in the first quarter of 2009, the Fund outperformed the Index due to its allocation to non-Treasury and non-agency sectors. In the MBS market, the Fed announced at year-end 2008 that it would begin a program to purchase $500 billion in agency MBS, which led to a market rally that was sustained

---

Performance Highlights

- *For the fiscal year ended March 31, 2009, the Old Mutual Dwight Short Term Fixed Income Fund (the "Fund") underperformed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index (the "Index"). The Fund's Class Z shares posted a 1.45% return versus a 3.61% return for the benchmark.*

- *Commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") spreads tightened in the second quarter of 2008, and the Fund's overweight position in these sectors contributed positively to performance. These early gains that accrued to the Fund as a result of its overweight position in structured risk assets were given back in the third quarter of 2008 when deteriorating economic fundamentals caused spreads in CMBS and ABS markets to widen, detracting from performance. On the positive side, the Fund benefited in the third quarter of 2008 from its overweight to agency mortgage-backed securities, as the sector rallied following the U.S. government action to put Fannie Mae and Freddie Mac into conservatorship.*

- *When credit markets stabilized in the first quarter of 2009, the Fund outperformed the Index due to its allocation to non-Treasury and non-agency sectors. The Fund also benefited from its exposure to the ABS sector, as the official launch of the Term Asset-Backed Securities Loan Facility program led to both spread tightening and new issuance. Exposure to CMBS helped Fund performance despite several factors weighed heavily on the sector during the first quarter of 2009. The Fund benefited from its exposure to investment grade corporate bonds.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Dwight Asset Management Company LLC

Top Ten Holdings
as of March 31, 2009*

FNMA 5.500%, 04/15/34	3.7%
FNMA 5.500%, 08/01/22	3.6%
GNMA 6.000%, 04/20/39	3.3%
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	2.7%
SBC Communications Capital, MTN, 7.000%, 10/01/12	2.7%
General Electric Capital 4.125%, 09/01/09	2.6%
U.S. Treasury Inflation Indexed Bond 2.375%, 04/15/11	1.9%
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	1.9%
HFC Home Equity Loan Asset-Backed Certificates, Ser 2006-3, Cl A3F 5.630%, 03/20/36	1.8%
Diversified REIT Trust 144A, CMBS, Ser 2000-1A, Cl C 6.971%, 03/08/10	1.7%
As a % of Total Fund Investments	25.9%

* Excludes short-term money market fund.

later in the first quarter of 2009 by news that the Fed would extend the program through the end of 2009. The Fund also benefited from its exposure to the ABS sector, as the official launch of the Term Asset-Backed Securities Loan Facility program led to both spread tightening and new issuance. Exposure to CMBS helped Fund performance despite several factors that weighed heavily on the sector during the first quarter of 2009. These stress factors included the massive consolidation among financial services firms, a reversal of consumer spending habits hitting retailers and a significant decline in business and vacation travel. The Fund also benefited from its exposure to investment grade corporate bonds.

Q. What is the investment outlook for the fixed-income market?

A. Dwight Asset Management Company LLC ("Dwight") believes the economy is headed for a turn this summer, but characterizes its view as cautiously optimistic. Dwight believes that once the economy turns, economic growth will likely remain constrained for at least two years and possibly longer. Dwight points out that any pick-up in economic activity should be weighed against longer term concerns about the public deficit and the debt outlook for the country. Dwight believes there may be risk of politics overriding prudence when it comes time for the Fed, the U.S. Treasury, and the Federal Deposit Insurance Corporation to unwind their economic support policies.

In this environment, Dwight's investment stance regarding agency MBS, CMBS, and ABS remains largely unchanged. Dwight plans to maintain the Fund's current overweight to agency MBS until the Fed indicates a plan to slow its purchases. Furthermore, Dwight plans to maintain an overweight to the CMBS sector as a relative value investment, favoring the highest tiers of the credit spectrum and seasoned securities that exhibit robust underwriting standards. Dwight plans to maintain a defensive posture in consumer related ABS, favoring top-tier, AAA-rated assets with low spread duration, while focusing on structural credit enhancements that it believes can support even extreme loss scenarios.

Dwight transitioned from a modest underweight to a modest overweight position in the corporate sector during the first quarter of 2009, continuing to focus on higher credit quality securities that it believes have been unduly punished by the current market environment and that are well positioned to manage through a difficult economic landscape. Despite negative macroeconomic headwinds, lower earnings and higher defaults, Dwight believes high yield securities will likely trade with a positive bias for the balance of the year. Given compensatory market spreads and its view that the economy will begin to recover in the second half of 2009, Dwight may look to increase spread duration and reach a bit lower in the credit spectrum. Dwight will reassess this strategy, however, if the primary market fails to reopen, economic fundamentals fail to improve, or if there is another wave of financial deleveraging.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2009

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	08/31/99	1.45%	3.04%	4.08%
Class A with load	07/31/03	(1.82)%	1.82%	1.96%
Class A without load	07/31/03	1.23%	2.82%	2.84%
Class C with load	07/31/03	(0.35)%	2.27%	2.30%
Class C without load	07/31/03	0.63%	2.27%	2.30%
Institutional Class	12/20/06[1]	1.64%	n/a	3.60%
Merrill Lynch 1-3 Year U.S. Treasuries Index	08/31/99	3.61%	3.87%	4.74%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 3.00% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the December 9, 2008 Class Z and Institutional Class shares prospectus and in the July 28, 2008 Class A and Class C shares prospectus) are 0.88% and 0.71%; 2.76% and 0.96%; 2.74% and 1.46%; and 566.33% and 0.56%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of August 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of March 31, 2009 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Face Amount (000)	Value (000)
Mortgage Related — 30.4%		
Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2 5.787%, 05/11/35	$ 1,355	$ 1,321
Banc of America Commercial Mortgage, CMBS, Ser 2004-4, Cl A3 4.128%, 07/10/42	2,010	1,975
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2000-WF2, Cl B (E) 7.460%, 10/15/32	1,500	1,316
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	690	686
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2002-PBW1, Cl A1 (E) 3.970%, 11/11/35	1,006	995
Chase Commercial Mortgage Securities, CMBS, Ser 1999-2, Cl B (E) 7.343%, 01/15/32	1,750	1,734
Citigroup Commercial Mortgage Trust 144A, CMBS, Ser 2005-EMG, Cl A2 4.221%, 09/20/51	1,650	1,634
Commercial Mortgage Pass Through Certificates, CMBS, Ser 2005-LP5, Cl A2 4.630%, 05/10/43	963	918
Countrywide Home Loan Mortgage Pass Through Trust, CMO, Ser 2004-13, Cl 2A17 (M) 5.750%, 08/25/34	1,757	1,758
CS First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D 7.270%, 01/17/35	814	821
CS First Boston Mortgage Securities, CMBS, Ser 1999-C1, Cl A2 7.290%, 09/15/41	1,655	1,664
Diversified REIT Trust 144A, CMBS, Ser 2000-1A, Cl C 6.971%, 03/08/10	3,250	3,246
Greenwich Capital Commercial Funding, CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	2,477	2,386
GSR Mortgage Loan Trust, CMO, Ser 2005-AR3, Cl 3A2 (E) (M) 4.830%, 05/25/35	1,499	1,253
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	1,500	1,413

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	$ 5,097	$ 5,076
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	981	969
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2003-C3, Cl A2 3.086%, 05/15/27	6	6
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2003-C8, Cl A2 4.207%, 11/15/27	565	558
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	3,501	3,235
Lehman Brothers Floating Rate Commercial Mortgage Trust 144A, CMBS, Ser 2006-LLFA, Cl A1 (E) (M) 0.636%, 09/15/21	2,510	1,857
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2006-2, Cl A1 (E) 5.773%, 06/12/46	929	928
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2007-9, Cl A1 4.277%, 09/12/49	2,523	2,443
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A (E) (M) 5.434%, 12/25/34	1,169	937
Morgan Stanley Capital I, CMBS, Ser 2003-IQ5, Cl A3 4.710%, 04/15/38	414	413
Morgan Stanley Capital I, CMBS, Ser 2004-HQ3, Cl A2 4.050%, 01/13/41	2,313	2,270
Morgan Stanley Capital I, CMBS, Ser 2005-T19, Cl A1 4.478%, 06/12/47	1,013	1,006
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	1,085	1,071
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	718	702
Residential Funding Mortgage Securities I, CMO, Ser 2004-S6, Cl 1A4 5.500%, 06/25/34	1,698	1,696

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 (E) (M) 0.815%, 01/20/35	$ 1,032	$ 560
Sequoia Mortgage Trust, CMO, Ser 2004-9, Cl A2 (E) (M) 2.224%, 10/20/34	1,251	808
Structured Asset Securities, CMO, Ser 2002-21A, Cl 4A1 (E) 5.150%, 11/25/32	2,021	1,602
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2002-18, Cl 2A4 (M) 6.000%, 12/25/32	796	793
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR3, Cl 2A1 (E) (M) 4.403%, 03/25/35	2,766	1,991
Total Mortgage Related (Cost $55,609)		**52,041**
Corporate Bonds — 25.5%		
Alabama Power 4.850%, 12/15/12	1,800	1,857
Bank of America 5.375%, 08/15/11	1,350	1,258
Bank One 7.875%, 08/01/10	3,000	3,081
BP Capital Markets 3.125%, 03/10/12	500	502
Citigroup 2.875%, 12/09/11	1,100	1,131
General Electric Capital 4.125%, 09/01/09 (M)	5,000	4,964
Goldman Sachs Group 3.250%, 06/15/12	2,000	2,088
Hewlett-Packard 4.250%, 02/24/12	1,800	1,849
HSBC USA 3.125%, 12/16/11	1,100	1,137
International Bank for Reconstruction & Development 1.506%, 03/04/11 (E)	2,000	1,998
KFW 3.500%, 03/10/14	2,450	2,462
KFW, MTN, 1.536%, 03/02/11 (E)	2,000	1,999
Marshall & Ilsley 5.626%, 08/17/09	2,500	2,432
Morgan Stanley 2.900%, 12/01/10	2,000	2,053
Pfizer 4.450%, 03/15/12	1,800	1,849
PNC Funding 2.300%, 06/22/12	1,500	1,514
Principal Life Income Funding Trusts 5.150%, 06/17/11	2,500	2,343

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Roche Holdings 144A, 4.500%, 03/01/12	$ 1,800	$ 1,832
SBC Communications Capital, MTN, 7.000%, 10/01/12	5,000	5,059
Westfield Capital Corp Ltd/WT Finance Aust/WEA Finance 144A, 4.375%, 11/15/10	2,410	2,233
Total Corporate Bonds (Cost $43,885)		**43,641**
U.S. Government Agency Obligations — 21.9%		
FNMA		
6.000%, 11/01/17	2,137	2,248
5.500%, 03/15/11 (M)	2,400	2,589
5.500%, 08/01/17	1,923	2,021
5.500%, 08/01/22	6,418	6,699
3.250%, 08/12/10 (M)	3,100	3,189
2.750%, 03/13/14	2,000	2,024
2.125%, 03/23/12 (M)	2,000	2,015
FNMA TBA		
5.500%, 04/15/34	6,600	6,881
FHLMC		
3.250%, 07/16/10 (M)	1,750	1,798
3.125%, 10/25/10 (M)	1,700	1,750
GNMA TBA		
6.000%, 04/20/39	6,000	6,261
Total U.S. Government Agency Obligations (Cost $36,899)		**37,475**
Asset-Backed Securities — 13.0%		
Automobile — 2.7%		
Huntington Auto Trust 144A, Ser 2008-1A, Cl A3A 4.810%, 04/16/12	1,600	1,594
Nissan Auto Receivables Owner Trust, Ser 2008-B, Cl A3 4.460%, 04/16/12	3,000	3,055
Total Automobile		**4,649**
Credit Card — 4.6%		
Bank One Issuance Trust, Ser 2004-A6, Cl A6 3.940%, 04/16/12	3,196	3,202
Capital One Multi-Asset Execution Trust, Ser 2006-A7, Cl A7 (E) 0.586%, 03/17/14	1,772	1,624
Chase Issuance Trust, Ser 2005-A9, Cl A9 (E) 0.576%, 11/15/11	1,660	1,642
Citibank Credit Card Issuance Trust, Ser 2006-A5, Cl A5 5.300%, 05/20/11	1,360	1,363
Total Credit Card		**7,831**

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2009

Description	Face Amount (000)/Shares	Value (000)
Home Equity Loans — 2.4%		
GSAA Trust, Ser 2005-12, Cl AV1 (E) (M) 0.652%, 09/25/35	$ 14	$ 14
HFC Home Equity Loan Asset-Backed Certificates, Ser 2006-3, Cl A3F (H) 5.630%, 03/20/36	4,305	3,308
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (E) 3.970%, 05/25/34	914	849
Total Home Equity Loans		4,171
Other — 3.3%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	3,424	3,593
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 (H) (M) 6.114%, 02/25/32	142	148
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A 5.090%, 07/28/12	1,850	1,842
Total Other		5,583
Total Asset-Backed Securities (Cost $23,113)		22,234
U.S. Treasury Obligations — 11.3%		
U.S. Treasury Inflation Indexed Bond 2.375%, 04/15/11 (J)	3,300	3,601
U.S. Treasury Notes		
2.625%, 02/29/16	2,000	2,051
2.375%, 03/31/16	3,000	3,019
1.875%, 02/28/14	3,116	3,150
1.750%, 01/31/14	1,950	1,963
1.750%, 03/31/14	2,500	2,509
1.375%, 02/15/12	3,008	3,032
Total U.S. Treasury Obligations (Cost $19,180)		19,325
Money Market Fund — 7.8%		
Dreyfus Cash Management Fund, Institutional Class, 0.761% (A)	13,391,084	13,391
Total Money Market Fund (Cost $13,391)		13,391
Total Investments — 109.9% (Cost $192,077)		188,107
Other Assets and Liabilities, Net — (9.9)%		(16,991)
Total Net Assets — 100.0%		$ 171,116

For descriptions of abbreviations and footnotes, please refer to page 117.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On March 31, 2009, the value of these securities amounted to $576 (000), representing 1.3% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund, $350 (000), representing 0.9% of the net assets of the Old Mutual Cash Reserves Fund, $1,456 (000), representing 15.6% of the net assets of the Old Mutual Dwight High Yield Fund, $3,565 (000), representing 4.6% of the net assets of the Dwight Intermediate Fixed Income Fund and $15,309 (000), representing 8.9% of the net assets of the Dwight Short Term Fixed Income Fund.

(A) — The rate reported represents the 7-day effective yield as of March 31, 2009.

(B) — All or a portion of this security is held as required margin for open futures contracts.

(C) — The rate reported on the Schedule of Investment represents the security's effective yield at time of purchase.

(D) — All or a portion of this security is held as cover for securities sold short.

(E) — Floating Rate Security - The rate reported represents the security's rate as of March 31, 2009.

(F) — Discount Note - The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

(G) — Tri-party repurchase agreement.

(H) — The rate shown reflects the coupon rate after the step date.

(I) — Interest Only.

(J) — Inflation-Indexed Bond - The principal amount of this security is adjusted for inflation.

(K) — Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.

(L) — Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On March 31, 2009, the value of these securities amounted to $46 (000), representing 0.5% of the net assets of the Old Mutual Dwight High Yield Fund.

(M) — All or a portion of this security is held as cover for TBAs.

ADR — American Depositary Receipt

Cl — Class

CMBS — Commercial Mortgage-Backed Security

CMO — Collateralized Mortgage Obligation

GNMA — Government National Mortgage Association

FGLMC — Federal Home Loan Mortgage Corporation Gold

FHLMC — Federal Home Loan Mortgage Corporation

FNMA — Federal National Mortgage Association

HMO — Health Maintenance Organization

ISP — Internet Service Provider

LP — Limited Partnership

MTN — Medium Term Note

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Ser — Series

TBA — Security traded under delayed delivery commitments settling after March 31, 2009. Income on this security will not be earned until the settlement date.

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

Notes to Schedule of Investments — concluded

Other Information:

The Funds utilize various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of March 31, 2009 in valuing each Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Old Mutual Advantage Growth Fund				
Investments	$ 25,776	$ —	$ —	$ 25,776
Old Mutual Analytic U.S. Long/Short Fund				
Investments	216,963	1,047	—	218,010
Securities Sold Short	(35,979)	—	—	(35,979)
Futures*	176	—	—	176
Old Mutual Barrow Hanley Value Fund				
Investments	115,057	—	—	115,057
Old Mutual Columbus Circle Technology and Communications Fund				
Investments	95,478	—	—	95,478
Old Mutual Discover Value Fund				
Investments	23,866	—	—	23,866
Old Mutual Focused Fund				
Investments	61,150	—	—	61,150
Old Mutual Growth Fund				
Investments	276,949	—	—	276,949
Old Mutual Heitman REIT Fund				
Investments	30,096	—	—	30,096
Old Mutual Large Cap Growth Fund				
Investments	141,429	—	—	141,429
Old Mutual Strategic Small Company Fund				
Investments	91,055	—	—	91,055
Old Mutual TS&W Mid-Cap Value Fund				
Investments	122,267	—	—	122,267
Old Mutual TS&W Small Cap Value Fund				
Investments	60,710	—	—	60,710
Old Mutual Barrow Hanley Core Bond Fund				
Investments	811	42,007	—	42,818
Old Mutual Cash Reserves Fund				
Investments	—	37,057	—	37,057

Description	Level 1	Level 2	Level 3	Total
Old Mutual Dwight High Yield Fund				
Investments	$ 43	$ 8,769	$ 187	$ 8,999
Old Mutual Dwight Intermediate Fixed Income Fund				
Investments	9,359	63,925	1,667	74,951
Futures*	22	—	—	22
Old Mutual Dwight Short Term Fixed Income Fund				
Investments	13,391	170,551	4,165	188,107

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value.

	Old Mutual Barrow Hanley Core Bond Fund (000)	Old Mutual Dwight High Yield Fund (000)	Old Mutual Dwight Intermediate Fixed Income Fund (000)	Old Mutual Dwight Short Term Fixed Income Fund (000)
Balance as of March 31, 2008	$ 390	$ —	$2,063	$ 4,391
Realized gain (loss)	—	—	(53)	7
Change in unrealized appreciation (depreciation)	—	(4)	11	(38)
Accrued discounts/premiums	—	—	1	—
Net purchases (sales)	—	191	(440)	(1,448)
Transfers in and/or out of Level 3	(390)	—	85	1,253
Balance as of March 31, 2009	$ —	$ 187	$1,667	$ 4,165

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period. Refer to the *Security Valuation* section of Note 2 for further information.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF MARCH 31, 2009

	Old Mutual Advantage Growth Fund	Old Mutual Analytic U.S. Long/Short Fund
Assets:		
Investment Securities, at cost	$ 31,182	$ 237,955
Investment Securities, at value	$ 25,776	$ 218,010
Cash	—	20
Cash Deposit Held at Prime Broker	—	340
Receivable for Capital Shares Sold	—	112
Receivable for Investment Securities Sold	589	1,056
Receivable for Dividends and Interest	23	312
Receivable from Investment Adviser	—	—
Variation Margin Receivable on Futures Contracts	—	39
Other Assets	—	—
Total Assets	26,388	219,889
Liabilities:		
Securities Sold Short, at Value (Proceeds received of $—, $44,125, $—, $—, $—, $—)	—	35,979
Payable for Management Fees	3	121
Payable to Investment Adviser	32	245
Payable for Capital Shares Redeemed	91	467
Payable for Investment Securities Purchased	—	—
Payable to Custodian	241	—
Payable for Trustees' Fees	1	6
Accrued Dividend Expense on Securities Sold Short	—	35
Payable for Distribution and Service Fees	—	1
Accrued Expenses	14	137
Total Liabilities	382	36,991
Net Assets	$ 26,006	$ 182,898
Net Assets:		
Paid-in Capital†	$ 47,070	$ 304,744
Undistributed Net Investment Income	—	345
Accumulated Net Realized Gain (Loss) on Investments, Futures Contracts, Written Options and Securities Sold Short	(15,658)	(110,568)
Net Unrealized Appreciation or (Depreciation) on Investments, Securities Sold Short and Futures Contracts	(5,406)	(11,623)
Net Assets	$ 26,006	$ 182,898
Net Assets – Class Z	N/A	$ 149,755
Net Assets – Class A	N/A	5,222
Net Assets – Class C	N/A	2,965
Net Assets – Institutional Class	$ 26,006	24,956
Outstanding Shares of Beneficial Interest – Class Z	N/A	19,077,750
Outstanding Shares of Beneficial Interest – Class A	N/A	671,657
Outstanding Shares of Beneficial Interest – Class C	N/A	390,764
Outstanding Shares of Beneficial Interest – Institutional Class	5,142,472	3,176,059
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A	$ 7.85
Net Asset Value and Redemption Price Per Share – Class A*	N/A	$ 7.77
Maximum Offering Price Per Share Class A**	N/A	$ 8.24
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	N/A	$ 7.59
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 5.06	$ 7.86

† Par Value of $0.001, unlimited authorization
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%
N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Discover Value Fund	Old Mutual Focused Fund
$ 176,279	$ 85,662	$ 30,244	$ 62,385
$ 115,057	$ 95,478	$ 23,866	$ 61,150
—	—	—	—
—	—	—	—
32	22	—	85
—	892	32	426
382	10	16	99
—	—	8	15
1	1	3	1
115,472	96,403	23,925	61,776
—	—	—	—
77	72	20	37
71	193	—	—
19	72	—	60
132	1,511	90	580
—	—	—	—
3	2	1	1
—	—	—	—
—	—	—	1
85	217	15	93
387	2,067	126	772
$ 115,085	$ 94,336	$ 23,799	$ 61,004
$ 179,908	$ 2,485,848	$ 41,620	$ 170,014
976	1,624	22	258
(4,577)	(2,402,952)	(11,465)	(108,033)
(61,222)	9,816	(6,378)	(1,235)
$ 115,085	$ 94,336	$ 23,799	$ 61,004
$ 67,325	$ 87,360	N/A	$ 42,976
2,530	1,026	N/A	1,950
1,219	763	N/A	627
44,011	5,187	$ 23,799	15,451
16,780,760	8,756,222	N/A	2,947,167
632,857	104,452	N/A	135,008
313,698	80,806	N/A	45,076
10,986,904	518,072	4,605,436	1,056,548
$ 4.01	$ 9.98	N/A	$ 14.58
$ 4.00	$ 9.83	N/A	$ 14.44
$ 4.24	$ 10.43	N/A	$ 15.32
$ 3.89	$ 9.44	N/A	$ 13.92
$ 4.01	$ 10.01	$ 5.17	$ 14.62

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)— continued

AS OF MARCH 31, 2009

	Old Mutual Growth Fund	Old Mutual Heitman REIT Fund
Assets:		
Investment Securities, at cost	$ 322,954	$ 39,058
Investment Securities, at value	$ 276,949	$ 30,096
Receivable for Capital Shares Sold	49	13
Receivable for Investment Securities Sold	199	168
Receivable for Dividends and Interest	402	229
Receivable from Investment Adviser	—	—
Other Assets	4	—
Total Assets	277,603	30,506
Liabilities:		
Payable for Management Fees	182	23
Payable to Investment Adviser	466	—
Payable for Capital Shares Redeemed	124	11
Payable for Investment Securities Purchased	1,132	205
Payable to Custodian	—	—
Payable for Trustees' Fees	8	1
Payable for Distribution and Service Fees	—	—
Accrued Expenses	496	90
Total Liabilities	2,408	330
Net Assets	$ 275,195	$ 30,176
Net Assets:		
Paid-in Capital†	$ 1,529,177	$ 64,095
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	24,045	(2,348)
Accumulated Net Realized Gain (Loss) on Investments and Foreign Currency Transaction	(1,232,022)	(22,609)
Net Unrealized Depreciation on Investments	(46,005)	(8,962)
Net Assets	$ 275,195	$ 30,176
Net Assets – Class Z	$ 263,873	$ 23,233
Net Assets – Class A	232	4,333
Net Assets – Class C	1,221	306
Net Assets – Institutional Class	9,869	2,304
Outstanding Shares of Beneficial Interest – Class Z	16,579,022	6,332,902
Outstanding Shares of Beneficial Interest – Class A	14,789	1,187,747
Outstanding Shares of Beneficial Interest – Class C	81,101	83,746
Outstanding Shares of Beneficial Interest – Institutional Class	622,592	631,630
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 15.92	$ 3.67
Net Asset Value and Redemption Price Per Share – Class A*	$ 15.70	$ 3.65
Maximum Offering Price Per Share Class A**	$ 16.66	$ 3.87
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	$ 15.06	$ 3.65
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 15.85	$ 3.65

† Par Value of $0.001, unlimited authorization
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Large Cap Growth Fund	Old Mutual Strategic Small Company Fund	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund
	$ 161,967	$ 95,355	$ 133,950	$ 65,795
	$ 141,429	$ 91,055	$ 122,267	$ 60,710
	5	16	696	38
	14,289	28,482	51,739	20,186
	82	25	205	90
	—	—	—	13
	2	2	10	11
	155,807	119,580	174,917	81,048
	100	72	96	50
	175	36	52	—
	34	48	133	15
	12,852	26,467	49,390	21,142
	—	400	—	—
	3	1	2	1
	1	—	—	—
	490	322	213	147
	13,655	27,346	49,886	21,355
	$ 142,152	$ 92,234	$ 125,031	$ 59,693
	$ 518,672	$ 391,062	$ 213,931	$ 85,339
	164	(11)	106	10
	(356,146)	(294,517)	(77,323)	(20,571)
	(20,538)	(4,300)	(11,683)	(5,085)
	$ 142,152	$ 92,234	$ 125,031	$ 59,693
	$ 136,809	$ 79,518	$ 60,618	$ 55,976
	1,700	720	5,304	2,160
	2,033	73	1,679	1,557
	1,610	11,923	57,430	—
	12,235,064	12,477,227	10,721,556	4,956,481
	154,341	115,314	946,239	195,474
	192,218	12,450	303,017	149,811
	143,129	1,866,331	10,163,277	26
	$ 11.18	$ 6.37	$ 5.65	$ 11.29
	$ 11.01	$ 6.25	$ 5.61	$ 11.05
	$ 11.68	$ 6.63	$ 5.95	$ 11.72
	$ 10.58	$ 5.88	$ 5.54	$ 10.39
	$ 11.25	$ 6.39	$ 5.65	$ 11.32

Statements of Assets & Liabilities (000, excluding shares) — concluded

As of March 31, 2009

	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
Assets:		
Investment Securities, at cost	$ 44,181	$ 37,057
Investment Securities, at value	$ 42,818	$ 30,757
Repurchase Agreement, at value	—	6,300
Cash	—	23
Receivable for Capital Shares Sold	—	15
Receivable for Investment Securities Sold	5	—
Receivable for Dividends and Interest	401	7
Receivable from Investment Adviser	—	9
Variation Margin Receivable on Futures Contracts	—	—
Other Assets	—	1
Total Assets	43,224	37,112
Liabilities:		
Payable for Management Fees	22	13
Payable to Investment Adviser	8	—
Payable for Capital Shares Redeemed	—	31
Payable for Investment Securities Purchased	82	—
Payable to Custodian	—	—
Payable for Trustees' Fees	1	2
Payable for Distribution and Service Fees	—	1
Variation Margin Payable on Futures Contracts	—	—
Income Distribution Payable	—	—
Accrued Expenses	20	58
Total Liabilities	133	105
Net Assets	$ 43,091	$ 37,007
Net Assets:		
Paid-in Capital†	$ 43,228	$ 37,009
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	—	1
Accumulated Net Realized Gain (Loss) on Investments and Futures Contracts	1,226	(3)
Net Unrealized Depreciation on Investments and Futures Contracts	(1,363)	—
Net Assets	43,091	37,007
Net Assets – Class Z	N/A	$ 32,732
Net Assets – Class A	N/A	1,045
Net Assets – Class C	N/A	3,229
Net Assets – Institutional Class	$ 43,091	1
Outstanding Shares of Beneficial Interest – Class Z	N/A	32,740,138
Outstanding Shares of Beneficial Interest – Class A	N/A	1,044,835
Outstanding Shares of Beneficial Interest – Class C	N/A	3,228,404
Outstanding Shares of Beneficial Interest – Institutional Class	4,327,961	532
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A	$ 1.00
Net Asset Value and Redemption Price Per Share – Class A*	N/A	$ 1.00
Maximum Offering Price Per Share Class A	N/A	N/A
Net Asset Value, Offering and Redemption Price Per Share – Class C††*	N/A	$ 1.00
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 9.96	$ 1.00

† Par Value of $0.001, unlimited authorization
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%
*** Maximum Offering Price Per Share is equal to Net Asset Value/97.00%
N/A — Not Applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
	$ 11,790	$ 75,995	$ 192,077
	$ 8,999	$ 74,951	$ 188,107
	—	—	—
	—	—	—
	—	1,819	807
	321	675	14,093
	237	441	939
	2	—	—
	—	14	—
	—	—	1
	9,559	77,900	203,947
	8	27	63
	—	3	161
	—	219	42
	218	811	32,416
	—	—	—
	1	2	4
	—	4	5
	—	10	—
	—	93	47
	6	58	93
	233	1,227	32,831
	$ 9,326	$ 76,673	$ 171,116
	$ 12,649	$ 77,464	$ 177,802
	(14)	—	3
	(518)	231	(2,719)
	(2,791)	(1,022)	(3,970)
	9,326	76,673	171,116
	N/A	$ 6,489	$ 131,759
	N/A	34,967	27,262
	N/A	14,759	11,939
	$ 9,326	20,458	156
	N/A	662,540	13,502,676
	N/A	3,568,676	2,793,252
	N/A	1,506,938	1,224,356
	1,207,478	2,087,830	15,965
	N/A	$ 9.79	$ 9.76
	N/A	$ 9.80	$ 9.76
	N/A	$ 10.29**	$ 10.06***
	N/A	$ 9.79	$ 9.75
	$ 7.72	$ 9.80	$ 9.75

STATEMENTS OF OPERATIONS (000)

FOR THE YEAR ENDED MARCH 31, 2009

	Old Mutual Advantage Growth Fund
Investment Income:	
Dividends	$ 548
Interest	—
Settlement Income	—
Other Income	—
Less: Foreign Taxes Withheld	(5)
Total Investment Income	543
Expenses:	
Management Fees	473
Distribution and Service fees:	
Class A	—
Class C	—
Professional Fees	3
Registration and SEC Fees	22
Custodian Fees	13
Printing Fees	1
Trustees' Fees	3
Transfer Agent Fees	(3)
Dividend Expense on Securities Sold Short	—
Interest Expense on Securities Sold Short	—
Other Expenses	(2)
Total Expenses	510
Less:	
Net (Waiver) Recoupment of Management Fees	46
Expense Reduction[2]	—
Net Expenses	556
Net Investment Income (Loss)	(13)
Net Realized Loss from Security Transactions (including Securities Sold Short)	(15,417)
Net Realized Loss on Futures Contracts	—
Net Realized Loss on Written Option Contracts	—
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short)	(9,107)
Net Change in Unrealized Appreciation on Futures Contracts	—
Net Change in Unrealized Depreciation on Written Option Contracts	—
Net Realized and Unrealized Loss on Investments	(24,524)
Decrease in Net Assets Resulting from Operations	$(24,537)

[1] During the year ended March 31, 2009, the Fund received a one-time distribution of settlement funds from the Pilgrim, Baxter & Associates, Ltd. fair fund.

[2] All expense reductions are for transfer agent expenses. See Note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Analytic U.S. Long/Short Fund	Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Discover Value Fund	Old Mutual Focused Fund
$ 4,209	$ 5,429	$ 795	$ 391	$ 1,898
94	—	—	—	—
—	—	2,651[1]	—	—
—	2	1	—	—
—	(7)	(31)	—	(3)
4,303	5,424	3,416	391	1,895
1,484	1,115	1,168	321	589
28	7	4	—	6
59	18	16	—	5
80	55	(1)	24	48
118	110	109	22	142
70	15	16	30	6
83	40	79	(1)	105
4	13	11	3	5
54	172	916	(1)	189
1,059	—	—	—	—
279	—	—	—	—
19	22	25	11	16
3,337	1,567	2,343	409	1,111
61	(200)	(551)	(66)	(304)
—	—	—	—	—
3,398	1,367	1,792	343	807
905	4,057	1,624	48	1,088
(84,885)	(4,111)	(34,024)	(10,180)	(33,358)
(4,129)	—	—	—	—
—	—	(469)	—	—
(13,779)	(60,420)	(10,634)	(5,306)	446
44	—	—	—	—
—	—	(24)	—	—
(102,749)	(64,531)	(45,151)	(15,486)	(32,912)
$(101,844)	$(60,474)	$(43,527)	$(15,438)	$(31,824)

Statements of Operations (000) — continued

For the Year Ended March 31, 2009

	Old Mutual Growth Fund
Investment Income:	
Dividends	$ 3,844
Settlement Income	24,318[3]
Less: Foreign Taxes Withheld	(39)
Total Investment Income	28,123
Expenses:	
Management Fees	3,011
Distribution and Service fees:	
Class A	1
Class C	18
Professional Fees	38
Registration and SEC Fees	180
Custodian Fees	51
Printing Fees	239
Trustees' Fees	38
Transfer Agent Fees	1,610
Offering Costs	—
Other Expenses	48
Total Expenses	5,234
Less:	
Net (Waiver) Recoupment of Management Fees	(1,156)
Expense Reduction[2]	—
Net Expenses	4,078
Net Investment Income (Loss)	24,045
Net Increase from Payment by Affiliates[1]	—
Net Realized Loss from Security Transactions	(76,313)
Net Realized Gain on Foreign Currency Transactions	1
Net Change in Unrealized Depreciation/Appreciation on Investments	(111,647)
Net Realized and Unrealized Loss on Investments	(187,959)
Decrease in Net Assets Resulting from Operations	$(163,914)

[1] See Note 2.

[2] All expense reductions are for transfer agent expenses. See Note 2.

[3] During the year ended March 31, 2009, the Fund received a one-time distribution of settlement funds from the Pilgrim, Baxter & Associates, Ltd. fair fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Heitman REIT Fund	Old Mutual Large Cap Growth Fund	Old Mutual Strategic Small Company Fund	Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund
$ 2,716	$ 1,468	$ 212	$ 976	$ 622
—	318[3]	35[3]	—	—
(7)	(20)	(2)	(2)	(2)
2,709	1,766	245	974	620
629	1,079	214	581	489
20	5	3	10	4
4	25	—	21	9
10	119	21	58	23
106	119	100	65	77
17	—	16	11	12
28	148	18	15	(3)
1	12	2	6	4
128	594	86	30	52
—	—	—	17	5
17	23	5	15	10
960	2,124	465	829	682
(203)	(512)	(213)	(177)	(121)
—	—	—	(1)	—
757	1,612	252	651	561
1,952	154	(7)	323	59
—	—	15	—	2
(21,864)	(40,013)	(10,866)	(35,871)	(11,121)
—	—	—	—	—
(25,800)	(31,416)	1,727	9,148	(7,989)
(47,664)	(71,429)	(9,124)	(26,723)	(19,108)
$(45,712)	$(71,275)	$ (9,131)	$(26,400)	$(19,049)

Statements of Operations (000) — concluded

For the Year Ended March 31, 2009

	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Investment Income:					
Dividends	$ 52	$ —	$ 18	$ 163	$ 326
Interest	2,830	841	1,185	3,185	6,994
Less: Foreign Taxes Withheld	—	—	—	—	—
Total Investment Income	2,882	841	1,203	3,348	7,320
Expenses:					
Management Fees	328	152	78	288	715
Distribution and Service fees:					
Class A	—	2	—	39	24
Class C	—	20	—	35	39
Professional Fees	26	46	8	48	80
Registration and SEC Fees	22	102	15	100	94
Custodian Fees	9	21	2	15	2
Printing Fees	(4)	22	—	13	27
Trustees' Fees	5	4	1	7	17
Transfer Agent Fees	2	130	(1)	35	211
Pricing Fees	21	5	11	46	10
Other Expenses	2	11	3	12	23
Total Expenses	411	515	117	638	1,242
Less:					
Net (Waiver) Recoupment of Management Fees	(29)	(152)	(28)	(229)	(64)
Reimbursement of Other Expenses by Adviser	—	(72)[3]	—	—	—
Expense Reduction[2]	—	—	—	—	—
Net Expenses	382	291	89	409	1,178
Net Investment Income	2,500	550	1,114	2,939	6,142
Net Increase from Payment by Affiliates[1]	—	—	—	3	—
Net Realized Gain (Loss) from Security Transactions	1,508	2	(402)	372	(3)
Net Realized Gain on Futures Contracts	—	—	—	244	—
Net Change in Unrealized Appreciation (Depreciation) on Investments	(2,208)	—	(1,890)	(1,648)	(4,090)
Net Change in Unrealized Appreciation on Futures Contracts	—	—	—	42	—
Net Realized and Unrealized Gain (Loss) on Investments	(700)	2	(2,292)	(987)	(4,093)
Increase (Decrease) in Net Assets Resulting from Operations	$ 1,800	$ 552	$(1,178)	$ 1,952	$ 2,049

[1] See Note 2.
[2] All expense reductions are for transfer agent expenses. See Note 2.
[3] See Note 3.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

This page is intentionally left blank.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Advantage Growth Fund		Old Mutual Analytic U.S. Long/Short Fund	
	4/1/08 to 3/31/09	11/19/07* to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08
Investment Activities:				
Net Investment Income (Loss)	$ (13)	$ (19)	$ 905	$ 181
Net Increase from Payment by Affiliates[2]	—	—	—	—
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Option Contracts and Futures Contracts	(15,417)	2,147	(89,014)	(10,214)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short) Futures Contracts and Written Option Contracts	(9,107)	3,701	(13,735)	(3,198)
Net Increase (Decrease) in Net Assets Resulting from Operations	(24,537)	5,829	(101,844)	(13,231)
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class Z	—	—	(614)	(145)
Advisor Class	—	—	—	—
Class A	—	—	(26)	(59)
Class C	—	—	(11)	(8)
Institutional Class	—	—	(90)	(248)
Net Realized Gains from Investment Transactions:				
Class Z	—	—	—	—
Class A	—	—	—	—
Class C	—	—	—	—
Institutional Class	(2,168)	—	—	—
Total Dividends and Distributions	(2,168)	—	(741)	(460)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(26,070)	72,952	172,116	(26,958)
Total Increase (Decrease) in Net Assets	(52,775)	78,781	69,531	(40,649)
Net Assets:				
Beginning of Period	78,781	—	113,367	154,016
End of Period	$ 26,006	$ 78,781	$ 182,898	$ 113,367
Undistributed Net Investment Income	$ —	$ —	$ 345	$ 23

[1] See Note 5.

[2] See Note 2.

* Inception Date of the Fund

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund		Old Mutual Columbus Circle Technology and Communications Fund		Old Mutual Discover Value Fund		Old Mutual Focused Fund	
	4/1/08 to 3/31/09	4/1/07 to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08	4/1/08 to 3/31/09	11/19/07* to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08
	$ 4,057	$ 2,116	$ 1,624	$ (1,615)	$ 48	$ (16)	$ 1,088	$ 311
	—	—	—	2	—	—	—	—
	(4,111)	10,949	(34,493)	27,241	(10,180)	(1,191)	(33,358)	981
	(60,420)	(28,827)	(10,658)	(14,415)	(5,306)	(1,072)	446	(3,894)
	(60,474)	(15,762)	(43,527)	11,213	(15,438)	(2,279)	(31,824)	(2,602)
	(1,781)	(2,270)	—	—	—	—	(723)	(56)
	—	(2)	—	—	—	—	—	—
	(63)	(45)	—	—	—	—	(33)	(4)
	(39)	(34)	—	—	—	—	(11)	—
	(1,198)	(796)	—	—	(27)	—	(271)	(120)
	—	(11,779)	—	—	—	—	(199)	(848)
	—	(317)	—	—	—	—	(9)	(131)
	—	(424)	—	—	—	—	(3)	(20)
	—	(7,317)	—	—	—	—	(73)	(896)
	(3,081)	(22,984)	—	—	(27)	—	(1,322)	(2,075)
	35,203	50,959	(18,493)	(15,886)	5,510	36,033	51,125	18,644
	(28,352)	12,213	(62,020)	(4,673)	(9,955)	33,754	17,979	13,967
	143,437	131,224	156,356	161,029	33,754	—	43,025	29,058
	$ 115,085	$ 143,437	$ 94,336	$ 156,356	$ 23,799	$33,754	$ 61,004	$43,025
	$ 976	$ —	$ 1,624	$ —	$ 22	$ —	$ 258	$ 200

133

STATEMENTS OF CHANGES IN NET ASSETS (000) — continued

	Old Mutual Growth Fund		Old Mutual Heitman REIT Fund	
	4/1/08 to 3/31/09	4/1/07 to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08
Investment Activities:				
Net Investment Income (Loss)	$ 24,045	$ (2,417)	$ 1,952	$ 1,127
Net Increase from Payment by Affiliates[2]	—	—	—	—
Net Realized Gain (Loss) from Investments and Foreign Currency Transactions	(76,312)	57,559	(21,864)	20,487
Net Change in Unrealized Appreciation (Depreciation) on Investments	(111,647)	(27,565)	(25,800)	(47,644)
Net Increase (Decrease) in Net Assets Resulting from Operations	(163,914)	27,577	(45,712)	(26,030)
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class Z	—	(432)	(1,060)	(2,030)
Advisor Class	—	—	—	(110)
Class A	—	—	(161)	(191)
Class C	—	(4)	(8)	(3)
Institutional Class	—	—	(202)	(298)
Net Realized Gains from Investment Transactions:				
Class Z	—	—	—	(22,700)
Advisor Class	—	—	—	(490)
Class A	—	—	—	(2,768)
Class C	—	—	—	(45)
Institutional Class	—	—	—	(4,962)
Total Dividends and Distributions	—	(436)	(1,431)	(33,597)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(38,164)	(81,972)	(26,574)	(35,366)
Total Increase (Decrease) in Net Assets	(202,078)	(54,831)	(73,717)	(94,993)
Net Assets:				
Beginning of Period	477,273	532,104	103,893	198,886
End of Period	$ 275,195	$ 477,273	$ 30,176	$ 103,893
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ 24,045	$ (1)	$ (2,348)	$ (2,133)

[1] See Note 5.

[2] See Note 2.

* Inception Date of the Fund

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Large Cap Growth Fund		Old Mutual Strategic Small Company Fund		Old Mutual TS&W Mid-Cap Value Fund		Old Mutual TS&W Small Cap Value Fund	
	4/1/08 to 3/31/09	4/1/07 to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08	4/1/08 to 3/31/09	6/4/07* to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08
	$ 154	$ (362)	$ (7)	$ (69)	$ 323	$ 117	$ 59	$ (316)
	—	—	15	—	—	—	2	—
	(40,013)	6,283	(10,866)	1,531	(35,871)	(2,289)	(11,121)	10,536
	(31,416)	(1,502)	1,727	(4,191)	9,148	3,492	(7,989)	(16,377)
	(71,275)	4,419	(9,131)	(2,729)	(26,400)	1,320	(19,049)	(6,157)
	—	—	—	—	—	—	(43)	—
	—	—	—	—	—	—	—	—
	—	—	—	—	(21)	—	(2)	—
	—	—	—	—	(8)	—	(1)	—
	—	—	—	—	(268)	(37)	—	—
	—	—	—	(5,735)	—	—	(3,991)	(8,067)
	—	—	—	—	—	—	—	—
	—	—	—	(279)	—	—	(218)	(75)
	—	—	—	(12)	—	—	(116)	(109)
	—	—	—	—	—	—	—	—
	—	—	—	(6,026)	(297)	(37)	(4,371)	(8,251)
	114,226	(17,566)	75,915	(3,771)	91,027	59,418	35,306	(6,652)
	42,951	(13,147)	66,784	(12,526)	64,330	60,701	11,886	(21,060)
	99,201	112,348	25,450	37,976	60,701	—	47,807	68,867
	$ 142,152	$ 99,201	$ 92,234	$ 25,450	$ 125,031	$ 60,701	$ 59,693	$ 47,807
	$ 164	$ —	$ (11)	$ 4	$ 106	$ 80	$ 10	$ (4)

Statements of Changes in Net Assets (000) — concluded

	Old Mutual Barrow Hanley Core Bond Fund		Old Mutual Cash Reserves Fund	
	4/1/08 to 3/31/09	11/19/07* to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08
Investment Activities:				
Net Investment Income	$ 2,500	$ 752	$ 550	$ 1,471
Net Increase from Payment by Affiliates[2]	—	—	—	—
Net Realized Gain (Loss) from Investments and Futures Contracts	1,508	537	2	1
Net Change in Unrealized Appreciation (Depreciation) on Investments and Futures Contracts	(2,208)	845	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	1,800	2,134	552	1,472
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class Z	—	—	(530)	(1,445)
Advisor Class	—	—	—	—
Class A	—	—	(9)	(8)
Class C	—	—	(10)	(17)
Institutional Class	(2,486)	(747)	—	—
Net Realized Gains from Investment Transactions:				
Class Z	—	—	—	—
Advisor Class	—	—	—	—
Class A	—	—	—	—
Class C	—	—	—	—
Institutional Class	(759)	—	—	—
Total Dividends and Distributions	(3,245)	(747)	(549)	(1,470)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(2,524)	45,673	(3,135)	7,228
Total Increase (Decrease) in Net Assets	(3,969)	47,060	(3,132)	7,230
Net Assets:				
Beginning of Period	47,060	—	40,139	32,909
End of Period	$ 43,091	$ 47,060	$ 37,007	$ 40,139
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ —	$ —	$ 1	$ —

[1] See Note 5.
[2] See Note 2.
* Inception Date of the Fund

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Dwight High Yield Fund		Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
	4/1/08 to 3/31/09	11/19/07* to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08	4/1/08 to 3/31/09	4/1/07 to 3/31/08
	$ 1,114	$ 254	$ 2,939	$ 1,539	$ 6,142	$ 7,264
	—	—	3	—	—	—
	(402)	(120)	616	1,334	(3)	437
	(1,890)	(901)	(1,606)	586	(4,090)	809
	(1,178)	(767)	1,952	3,459	2,049	8,510
	—	—	(177)	(261)	(5,322)	(6,920)
	—	—	—	—	—	(7)
	—	—	(693)	(33)	(320)	(46)
	—	—	(125)	(11)	(147)	(44)
	(1,134)	(253)	(1,892)	(1,236)	(2)	—
	—	—	(114)	—	—	—
	—	—	—	—	—	—
	—	—	(545)	—	—	—
	—	—	(118)	—	—	—
	—	—	(838)	—	—	—
	(1,134)	(253)	(4,502)	(1,541)	(5,791)	(7,017)
	3,036	9,622	4,939	64,109	12,616	(27,718)
	724	8,602	2,389	66,027	8,874	(26,225)
	8,602	—	74,284	8,257	162,242	188,467
	$ 9,326	$ 8,602	$ 76,673	$ 74,284	$ 171,116	$ 162,242
	$ (14)	$ —	$ —	$ (4)	$ 3	$ —

Statement of Cash Flows (000)

<small>For the Year Ended March 31, 2009</small>

	Old Mutual Analytic U.S. Long/Short Fund
Cash Flows Provided From (Used In) Operating Activities:	
Interest and Dividends Received (Excludes Net of Amortization/Accretion of $24)	$ 4,060
Purchases of Long-term Investment Securities	(595,047)
Proceeds from Sales of Long-term Investment Securities	383,725
Net Cash used for Futures Contracts	(4,101)
Net Cash Provided from Short Sale Transactions	39,412
Net Decrease in Short-term Investments	3,926
Interest Expense Paid	(279)
Operating Expenses Paid	(2,900)
Net Cash Used In Operating Activities	**(171,204)**
Cash Flows Provided From (Used In) Financing Activities:	
Increase in Shares of Beneficial Interest Sold	171,587
Cash Dividends Paid, Excluding Reinvestment of $284	(457)
Decrease in Deposits with Brokers	74
Net Cash Provided From Financing Activities	**171,204**
Net Change in Cash	—
Cash at Beginning of Year	20
Cash at End of Year	**$ 20**
Reconciliation of Net Decrease in Net Assets from Operations to Net Cash Used In Operating Activities:	
Net Decrease in Net Assets Resulting from Operations	$ (101,844)
Increase in Investments	(68,210)
Accretion of Discount on Investments	(24)
Increase in Dividends and Interest Receivable	(219)
Decrease in Payable for Securities Purchased	(54)
Increase in Receivable for Securities Sold	(1,056)
Increase in Variation Margin Receivable	(16)
Decrease in Other Assets	26
Increase in Accrued Expenses	193
Total Adjustments	**(69,360)**
Net Cash Used In Operating Activities	**$ (171,204)**

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL ADVANTAGE GROWTH FUND															
Institutional Class[4]															
2009	$ 8.67	$ —	$ (3.21)	$(3.21)	$ —	$(0.40)	$(0.40)	$ —	$ 5.06	(37.02)%	$ 26,006	1.00%	0.92%	(0.02)%	99.62%
2008	10.00	—	(1.33)	(1.33)	—	—	—	—	8.67	(13.30)%	78,781	1.00%	1.20%	(0.06)%	69.43%
OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND															
Class Z															
2009	$ 13.11	$ 0.06	$ (5.29)	$(5.23)	$(0.03)	$ —	$(0.03)	$ —	$ 7.85	(39.91)%	$ 149,755	1.83%@	1.69%	0.57%	184.31%
2008	14.20	0.03	(1.09)	(1.06)	(0.03)	—	(0.03)	—	13.11	(7.47)%	46,374	1.45%@	1.83%	0.18%	235.64%
2007	11.70	0.08	2.46	2.54	(0.04)	—	(0.04)	—	14.20	21.74%	150,654	1.24%@	1.56%	0.59%	171.44%[8]
2006	10.60	0.05	1.13	1.18	(0.08)	—	(0.08)	—	11.70	11.16%	27,771	1.27%@	1.30%	0.47%	208.15%
2005	9.84	0.06	0.77	0.83	(0.07)	—	(0.07)	—	10.60	8.49%	55,219	1.28%	1.28%	0.57%	173.71%
Class A															
2009	$ 13.02	$ 0.01	$ (5.23)	$(5.22)	$(0.03)	$ —	$(0.03)	$ —	$ 7.77	(40.12)%	$ 5,222	2.03%@	2.59%	0.07%	184.31%
2008	14.15	(0.03)	(1.05)	(1.08)	(0.05)	—	(0.05)	—	13.02	(7.66)%	14,468	1.87%@	2.75%	(0.19)%	235.64%
2007	11.68	0.05	2.44	2.49	(0.02)	—	(0.02)	—	14.15	21.33%	2,546	1.48%@	2.47%	0.39%	171.44%[8]
2006	10.58	0.03	1.13	1.16	(0.06)	—	(0.06)	—	11.68	10.97%	387	1.49%@	1.54%	0.29%	208.15%
2005	9.83	0.04	0.77	0.81	(0.06)	—	(0.06)	—	10.58	8.21%	177	1.53%	1.53%	0.38%	173.71%
Class C															
2009	$ 12.79	$(0.08)	$ (5.10)	$(5.18)	$(0.02)	$ —	$(0.02)	$ —	$ 7.59	(40.49)%	$ 2,965	2.78%@	3.23%	(0.73)%	184.31%
2008	13.98	(0.13)	(1.04)	(1.17)	(0.02)	—	(0.02)	—	12.79	(8.41)%	8,203	2.66%@	3.10%	(0.97)%	235.64%
2007	11.60	(0.06)	2.42	2.36	—	—	—	0.02	13.98	20.52%	816	2.24%@	3.95%	(0.45)%	171.44%[8]
2006	10.53	(0.05)	1.12	1.07	—	—	—	—	11.60	10.16%	157	2.25%@	2.29%	(0.50)%	208.15%
2005	9.81	(0.04)	0.76	0.72	—	—	—	—	10.53	7.34%	89	2.28%	2.28%	(0.42)%	173.71%
Institutional Class															
2009	$ 13.09	$ 0.05	$ (5.25)	$(5.20)	$(0.03)	$ —	$(0.03)	$ —	$ 7.86	(39.73)%	$ 24,956	1.60%@	1.71%	0.50%	184.31%
2008	14.20	0.02	(1.05)	(1.03)	(0.08)	—	(0.08)	—	13.09	(7.32)%	44,322	1.47%@	1.63%	0.18%	235.64%
2007[2]	13.51	0.03	0.66	0.69	—	—	—	—	14.20	5.11%	—	1.01%@	2,495.13%	0.73%	171.44%[8]

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL BARROW HANLEY VALUE FUND															
Class Z															
2009	$ 6.65	$ 0.16	$ (2.68)	$(2.52)	$(0.12)	$ —	$(0.12)	$ —	$ 4.01	(38.29)%	$ 67,325	1.10%	1.22%	3.03%	17.05%
2008	8.82	0.14	(0.97)	(0.83)	(0.20)	(1.14)	(1.34)	—	6.65	(11.49)%	86,801	1.10%	1.37%	1.59%	9.69%
2007	16.61	0.19	1.37	1.56	(0.21)	(9.14)	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09	0.68	0.77	(0.14)	(0.67)	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
2005	15.88	0.06	0.99	1.05	(0.05)	(0.23)	(0.28)	—	16.65	6.64%	1,374,194	1.44%	1.46%	0.34%	20.03%
Class A															
2009	$ 6.64	$ 0.14	$ (2.66)	$(2.52)	$(0.12)	$ —	$(0.12)	$ —	$ 4.00	(38.39)%	$ 2,530	1.35%	2.23%	2.76%	17.05%
2008	8.80	0.12	(0.97)	(0.85)	(0.17)	(1.14)	(1.31)	—	6.64	(11.68)%	2,379	1.35%	2.38%	1.36%	9.69%
2007	16.58	0.15	1.38	1.53	(0.17)	(9.14)	(9.31)	—	8.80	13.86%	2,806	1.35%	1.79%	1.27%	62.56%
2006	16.62	0.06	0.65	0.71	(0.08)	(0.67)	(0.75)	—	16.58	4.34%	3,791	1.59%	1.66%	0.38%	26.88%
2005	15.86	0.02	1.00	1.02	(0.03)	(0.23)	(0.26)	—	16.62	6.41%	5,827	1.69%	1.71%	0.12%	20.03%
Class C															
2009	$ 6.49	$ 0.11	$ (2.60)	$(2.49)	$(0.11)	$ —	$(0.11)	$ —	$ 3.89	(38.80)%	$ 1,219	2.10%	3.43%	2.11%	17.05%
2008	8.62	0.05	(0.95)	(0.90)	(0.09)	(1.14)	(1.23)	—	6.49	(12.38)%	2,567	2.10%	2.87%	0.61%	9.69%
2007	16.37	0.06	1.33	1.39	—	(9.14)	(9.14)	—	8.62	12.78%	3,283	2.10%	2.56%	0.52%	62.56%
2006	16.46	(0.06)	0.64	0.58	—	(0.67)	(0.67)	—	16.37	3.58%	5,988	2.35%	2.42%	(0.37)%	26.88%
2005	15.80	(0.11)	1.00	0.89	—	(0.23)	(0.23)	—	16.46	5.62%	10,143	2.44%	2.46%	(0.65)%	20.03%
Institutional Class															
2009	$ 6.63	$ 0.17	$ (2.66)	$(2.49)	$(0.13)	$ —	$(0.13)	$ —	$ 4.01	(38.06)%	$ 44,011	0.90%	1.02%	3.24%	17.05%
2008	8.83	0.41	(1.25)	(0.84)	(0.22)	(1.14)	(1.36)	—	6.63	(11.57)%	51,690	0.90%	1.02%	2.00%	9.69%
2007[2]	8.69	0.05	0.09	0.14	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%^	2.10%	62.56%
OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND															
Class Z															
2009	$14.19	$ 0.16	$ (4.37)	$(4.21)	$ —	$ —	$ —	$ —	$ 9.98	(29.67)%	$ 87,360	1.45%	1.88%	1.29%	313.69%
2008	13.14	(0.14)	1.19[6]	1.05	—	—	—	—	14.19	7.99%[6]	152,823	1.45%	1.83%	(0.91)%	243.11%
2007	13.04	(0.13)	0.23	0.10	—	—	—	—	13.14	0.77%	160,833	1.45%	1.84%	(1.06)%	126.47%
2006	10.40	(0.14)	2.78	2.64	—	—	—	—	13.04	25.38%	222,617	1.59%	1.62%	(1.24)%	104.99%
2005	10.77	(0.13)	(0.24)	(0.37)	—	—	—	—	10.40	(3.44)%	229,768	1.64%	1.64%	(1.22)%	63.05%
Class A															
2009	$14.02	$ 0.09	$ (4.28)	$(4.19)	$ —	$ —	$ —	$ —	$ 9.83	(29.89)%	$ 1,026	1.70%	2.86%	0.79%	313.69%
2008	13.02	(0.13)	1.13[6]	1.00	—	—	—	—	14.02	7.68%[6]	1,670	1.70%	3.86%	(0.97)%	243.11%
2007	12.96	(0.16)	0.22	0.06	—	—	—	—	13.02	0.46%	73	1.70%	8.11%	(1.31)%	126.47%
2006	10.36	(0.17)	2.77	2.60	—	—	—	—	12.96	25.10%	67	1.83%	1.87%	(1.48)%	104.99%
2005	10.75	(0.15)	(0.24)	(0.39)	—	—	—	—	10.36	(3.63)%	53	1.90%	1.90%	(1.47)%	63.05%
Class C															
2009	$13.57	$(0.02)	$ (4.11)	$(4.13)	$ —	$ —	$ —	$ —	$ 9.44	(30.43)%	$ 763	2.45%	3.58%	(0.21)%	313.69%
2008	12.68	(0.23)	1.12[6]	0.89	—	—	—	—	13.57	7.02%[6]	1,863	2.45%	4.60%	(1.71)%	243.11%
2007	12.72	(0.25)	0.21	(0.04)	—	—	—	—	12.68	(0.31)%	123	2.45%	6.06%	(2.06)%	126.47%
2006	10.24	(0.25)	2.73	2.48	—	—	—	—	12.72	24.22%	124	2.57%	2.61%	(2.19)%	104.99%
2005	10.71	(0.23)	(0.24)	(0.47)	—	—	—	—	10.24	(4.39)%	53	2.65%	2.65%	(2.22)%	63.05%
Institutional Class															
2009	$14.22	$ 0.32	$ (4.53)	$(4.21)	$ —	$ —	$ —	$ —	$10.01	(29.61)%	$ 5,187	1.20%	1.51%	3.01%	313.69%
2008	13.14	(0.13)	1.21[6]	1.08	—	—	—	—	14.22	8.22%[6]	—	1.20%	1,490.14%	(0.36)%	243.11%
2007[2]	13.02	(0.03)	0.15	0.12	—	—	—	—	13.14	0.92%	—	1.22%	2,547.92%	(0.80)%	126.47%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL DISCOVER VALUE FUND															
Institutional Class															
2009	$ 9.42	$ 0.01	$ (4.25)	$(4.24)	$(0.01)	$ —	$(0.01)	$ —	$ 5.17	(45.04)%	$ 23,799	1.17%	1.40%	0.17%	205.51%
2008[4]	10.00	—	(0.58)	(0.58)	—	—	—	—	9.42	(5.80)%	33,754	1.17%	1.40%	(0.13)%	65.99%
OLD MUTUAL FOCUSED FUND															
Class Z															
2009	$21.84	$ 0.25	$ (7.20)	$(6.95)	$(0.24)	$(0.07)	$(0.31)	$ —	$14.58	(31.88)%	$ 42,976	1.12%	1.45%	1.33%	309.24%
2008	23.53	0.19	(0.86)	(0.67)	(0.06)	(0.96)	(1.02)	—	21.84	(3.21)%	17,780	1.15%	1.36%	0.78%	97.93%
2007	20.36	0.13	3.10	3.23	(0.06)	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02	1.82	1.84	(0.09)	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
2005	17.19	0.07	1.35	1.42	—	—	—	—	18.61	8.26%	19,724	1.49%	1.62%	0.42%	192.04%
Class A															
2009	$21.68	$ 0.18	$ (7.11)	$(6.93)	$(0.24)	$(0.07)	$(0.31)	$ —	$14.44	(32.04)%	$ 1,950	1.35%	2.76%	1.01%	309.24%
2008	23.39	0.11	(0.83)	(0.72)	(0.03)	(0.96)	(0.99)	—	21.68	(3.46)%	1,690	1.40%	2.20%	0.44%	97.93%
2007	20.29	0.12	3.03	3.15	(0.05)	—	(0.05)	—	23.39	15.52%	3,265	1.40%	1.73%	0.50%	95.63%
2006	18.55	(0.03)	1.81	1.78	(0.04)	—	(0.04)	—	20.29	9.59%	69	1.64%	1.72%	(0.15)%	110.47%
2005	17.17	0.03	1.35	1.38	—	—	—	—	18.55	8.04%	63	1.74%	1.87%	0.20%	192.04%
Class C															
2009	$21.05	$ 0.04	$ (6.87)	$(6.83)	$(0.23)	$(0.07)	$(0.30)	$ —	$13.92	(32.52)%	$ 627	2.11%	7.42%	0.21%	309.24%
2008	22.88	(0.02)	(0.84)	(0.86)	(0.01)	(0.96)	(0.97)	—	21.05	(4.15)%	458	2.15%	7.37%	(0.08)%	97.93%
2007	19.95	(0.07)	3.00	2.93	—	—	—	—	22.88	14.69%	238	2.15%	5.22%	(0.33)%	95.63%
2006	18.34	(0.17)	1.78	1.61	—	—	—	—	19.95	8.78%	67	2.39%	2.47%	(0.90)%	110.47%
2005	17.10	(0.10)	1.34	1.24	—	—	—	—	18.34	7.25%	62	2.49%	2.62%	(0.55)%	192.04%
Institutional Class															
2009	$21.81	$ 0.30	$ (7.17)	$(6.87)	$(0.25)	$(0.07)	$(0.32)	$ —	$14.62	(31.58)%	$ 15,451	0.71%	0.98%	1.60%	309.24%
2008	23.54	0.29	(0.93)	(0.64)	(0.13)	(0.96)	(1.09)	—	21.81	(3.12)%	23,097	0.80%	1.02%	1.46%	97.93%
2007[2]	24.26	0.06	(0.78)	(0.72)	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL GROWTH FUND															
Class Z															
2009	$24.90	$ 1.31	$(10.29)	$(8.98)	$ —	$ —	$ —	$ —	$ 15.92	(36.06)%	$ 263,873	1.10%	1.40%	6.43%	110.70%
2008	23.90	(0.12)	1.14	1.02	(0.02)	—	(0.02)	—	24.90	4.26%	474,654	1.10%	1.34%	(0.44)%	95.38%
2007	23.21	(0.08)	0.77	0.69	—	—	—	—	23.90	2.97%	531,797	1.10%	1.33%	(0.36)%	93.58%
2006	18.36	(0.12)	4.97	4.85	—	—	—	—	23.21	26.42%	655,520	1.35%	1.37%	(0.61)%	102.94%
2005	18.34	(0.19)	0.21	0.02	—	—	—	—	18.36	0.11%	714,903	1.40%	1.40%	(1.16)%	36.93%
Class A															
2009	$24.62	$ 1.11	$(10.03)	$(8.92)	$ —	$ —	$ —	$ —	$ 15.70	(36.23)%	$ 232	1.35%	7.67%	5.57%	110.70%
2008	23.70	(0.13)	1.08	0.95	(0.03)	—	(0.03)	—	24.62	4.01%	240	1.35%	16.50%	(0.53)%	95.38%
2007	23.07	(0.13)	0.76	0.63	—	—	—	—	23.70	2.73%	96	1.35%	5.41%	(0.56)%	93.58%
2006	18.29	(0.14)	4.92	4.78	—	—	—	—	23.07	26.13%	224	1.55%	1.57%	(0.67)%	102.94%
2005	18.32	(0.25)	0.22	(0.03)	—	—	—	—	18.29	(0.16)%	55	1.65%	1.65%	(1.41)%	36.93%
Class C															
2009	$23.79	$ 1.01	$ (9.74)	$(8.73)	$ —	$ —	$ —	$ —	$ 15.06	(36.70)%	$ 1,221	2.10%	3.15%	5.18%	110.70%
2008	23.08	(0.30)	1.06	0.76	(0.05)	—	(0.05)	—	23.79	3.25%	2,379	2.10%	4.04%	(1.30)%	95.38%
2007	22.64	(0.30)	0.74	0.44	—	—	—	—	23.08	1.94%	145	2.10%	5.91%	(1.36)%	93.58%
2006	18.09	(0.30)	4.85	4.55	—	—	—	—	22.64	25.15%	68	2.34%	2.36%	(1.53)%	102.94%
2005	18.25	(0.38)	0.22	(0.16)	—	—	—	—	18.09	(0.88)%	54	2.40%	2.40%	(2.16)%	36.93%
Institutional Class															
2009	$24.79	$ 1.69	$(10.63)	$(8.94)	$ —	$ —	$ —	$ —	$ 15.85	(36.06)%	$ 9,869	0.95%	1.48%	8.97%	110.70%
2008	23.91	(0.19)	1.13	0.94	(0.06)	—	(0.06)	—	24.79	3.91%	—	0.95%	3,578.21%	(0.75)%	95.38%
2007[2]	23.05	(0.02)	0.88	0.86	—	—	—	—	23.91	3.73%	—	0.97%	2,515.87%	(0.30)%	93.58%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*,^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL HEITMAN REIT FUND																
Class Z																
2009	$ 9.12	$ 0.21	$ (5.50)	$(5.29)	$(0.16)	$ —	$ —	$(0.16)	$ —	$ 3.67	(58.68)%	$ 23,233	1.07%	1.23%	2.97%	86.69%
2008	15.34	0.09	(2.85)	(2.76)	(0.27)	(3.19)	—	(3.46)	—	9.12	(18.90)%	68,843	1.25%	1.36%	0.71%	66.23%
2007	14.28	0.12	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10	4.07	4.17	(0.19)	(1.36)	(0.11)[3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
2005	11.66	0.30	1.01^^	1.31	(0.29)	(0.91)	—	(1.20)	—	11.77	10.96%	145,088	1.31%	1.31%	2.52%	82.58%
Class A																
2009	$ 9.08	$ 0.20	$ (5.49)	$(5.29)	$(0.14)	$ —	$ —	$(0.14)	$ —	$ 3.65	(58.85)%	$ 4,333	1.40%	1.95%	2.78%	86.69%
2008	15.34	0.29	(3.07)	(2.78)	(0.29)	(3.19)	—	(3.48)	—	9.08	(19.05)%	10,438	1.50%	1.64%	3.14%	66.23%
2007	14.28	0.08	2.57	2.65	(0.26)	(1.33)	—	(1.59)	—	15.34	18.89%	389	1.50%	2.71%	0.56%	67.95%
2006	11.77	0.07	4.07	4.14	(0.16)	(1.36)	(0.11)[3]	(1.63)	—	14.28	37.16%	267	1.56%	1.56%	0.54%	69.95%
2005	11.66	0.27	1.01^^	1.28	(0.26)	(0.91)	—	(1.17)	—	11.77	10.70%	68	1.56%	1.56%	2.27%	82.58%
Class C																
2009	$ 9.11	$ 0.19	$ (5.54)	$(5.35)	$(0.11)	$ —	$ —	$(0.11)	$ —	$ 3.65	(59.18)%	$ 306	2.11%	8.66%	2.86%	86.69%
2008	15.32	(0.01)	(2.87)	(2.88)	(0.14)	(3.19)	—	(3.33)	—	9.11	(19.69)%	294	2.25%	10.88%	(0.10)%	66.23%
2007	14.25	—	2.54	2.54	(0.14)	(1.33)	—	(1.47)	—	15.32	18.07%	388	2.25%	3.35%	(0.03)%	67.95%
2006	11.75	(0.04)	4.08	4.04	(0.07)	(1.36)	(0.11)[3]	(1.54)	—	14.25	36.17%	533	2.31%	2.31%	(0.28)%	69.95%
2005	11.65	0.18	1.01^^	1.19	(0.18)	(0.91)	—	(1.09)	—	11.75	9.88%	236	2.31%	2.31%	1.54%	82.58%
Institutional Class																
2009	$ 9.06	$ 0.17	$ (5.41)	$(5.24)	$(0.17)	$ —	$ —	$(0.17)	$ —	$ 3.65	(58.56)%	$ 2,304	0.91%	1.31%	2.06%	86.69%
2008	15.34	0.32	(3.07)	(2.75)	(0.34)	(3.19)	—	(3.53)	—	9.06	(18.85)%	24,318	0.95%	1.26%	3.98%	66.23%
2007[2]	15.00	0.10	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37%	—	0.96%	2,435.56%	2.22%	67.95%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL LARGE CAP GROWTH FUND															
Class Z															
2009	$18.91	$ 0.02	$ (7.75)	$(7.73)	$ —	$ —	$ —	$ —	$11.18	(40.88)%	$ 136,809	1.25%	1.61%	0.14%	160.62%
2008	18.28	(0.06)	0.69	0.63	—	—	—	—	18.91	3.45%	94,245	1.25%	1.68%	(0.31)%	112.65%
2007	17.78	(0.08)	0.58	0.50	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)	3.89	3.75	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
2005	15.12	(0.09)	(1.00)	(1.09)	—	—	—	—	14.03	(7.21)%	153,215	1.46%	1.46%	(0.64)%	41.95%
Class A															
2009	$18.69	$(0.01)	$ (7.67)	$(7.68)	$ —	$ —	$ —	$ —	$11.01	(41.09)%	$ 1,700	1.50%	2.44%	(0.06)%	160.62%
2008	18.11	(0.10)	0.68	0.58	—	—	—	—	18.69	3.20%	2,002	1.50%	3.31%	(0.51)%	112.65%
2007	17.66	(0.12)	0.57	0.45	—	—	—	—	18.11	2.55%	660	1.50%	2.78%	(0.67)%	157.06%
2006	13.97	(0.17)	3.86	3.69	—	—	—	—	17.66	26.41%	84	1.64%	1.68%	(1.05)%	128.58%
2005	15.10	(0.13)	(1.00)	(1.13)	—	—	—	—	13.97	(7.48)%	52	1.71%	1.71%	(0.88)%	41.95%
Class C															
2009	$18.07	$(0.12)	$ (7.37)	$(7.49)	$ —	$ —	$ —	$ —	$10.58	(41.45)%	$ 2,033	2.25%	3.29%	(0.85)%	160.62%
2008	17.65	(0.23)	0.65	0.42	—	—	—	—	18.07	2.38%	2,954	2.25%	3.41%	(1.25)%	112.65%
2007	17.34	(0.25)	0.56	0.31	—	—	—	—	17.65	1.79%	226	2.25%	5.00%	(1.45)%	157.06%
2006	13.82	(0.29)	3.81	3.52	—	—	—	—	17.34	25.47%	110	2.41%	2.44%	(1.84)%	128.58%
2005	15.05	(0.24)	(0.99)	(1.23)	—	—	—	—	13.82	(8.17)%	62	2.46%	2.46%	(1.60)%	41.95%
Institutional Class															
2009	$18.96	$ 0.19	$ (7.90)	$(7.71)	$ —	$ —	$ —	$ —	$11.25	(40.66)%	$ 1,610	0.95%	8.98%	1.74%	160.62%
2008	18.29	(0.01)	0.68	0.67	—	—	—	—	18.96	3.66%	—	0.95%	3,758.64%	(0.05)%	112.65%
2007[2]	18.33	(0.01)	(0.03)	(0.04)	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%
OLD MUTUAL STRATEGIC SMALL COMPANY FUND															
Class Z															
2009	$ 9.78	$ —	$ (3.41)[6]	$(3.41)	$ —	$ —	$ —	$ —	$ 6.37	(34.87)%[6]	$ 79,518	1.10%	1.75%	(0.01)%	289.91%
2008	13.47	(0.03)	(0.96)	(0.99)	—	(2.70)	(2.70)	—	9.78	(11.00)%	24,156	1.35%	1.74%	(0.19)%	142.78%
2007	17.43	(0.12)	0.33	0.21	—	(4.17)	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13)	3.09	2.96	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
2005	13.68	(0.16)	0.95	0.79	—	—	—	—	14.47	5.77%	51,156	1.50%	1.61%	(1.17)%	80.38%
Class A															
2009	$ 9.61	$(0.03)	$ (3.33)[6]	$(3.36)	$ —	$ —	$ —	$ —	$ 6.25	(34.96)%[6]	$ 720	1.36%	4.20%	(0.32)%	289.91%
2008	13.31	(0.06)	(0.94)	(1.00)	—	(2.70)	(2.70)	—	9.61	(11.22)%	1,261	1.60%	3.03%	(0.49)%	142.78%
2007	17.31	(0.14)	0.31	0.17	—	(4.17)	(4.17)	—	13.31	4.88%	1,296	1.60%	2.13%	(1.08)%	160.24%
2006	14.41	(0.16)	3.06	2.90	—	—	—	—	17.31	20.12%	233	1.70%	1.78%	(1.00)%	148.73%
2005	13.66	(0.19)	0.94	0.75	—	—	—	—	14.41	5.49%	62	1.75%	1.86%	(1.42)%	80.38%
Class C															
2009	$ 9.11	$(0.07)	$ (3.16)[6]	$(3.23)	$ —	$ —	$ —	$ —	$ 5.88	(35.46)%[6]	$ 73	2.00%	59.20%	(0.88)%	289.91%
2008	12.84	(0.11)	(0.92)	(1.03)	—	(2.70)	(2.70)	—	9.11	(11.89)%	33	2.35%	41.41%	(0.89)%	142.78%
2007	16.97	(0.24)	0.28	0.04	—	(4.17)	(4.17)	—	12.84	4.07%	96	2.35%	7.29%	(1.83)%	160.24%
2006	14.23	(0.28)	3.02	2.74	—	—	—	—	16.97	19.26%	81	2.46%	2.54%	(1.81)%	148.73%
2005	13.59	(0.29)	0.93	0.64	—	—	—	—	14.23	4.71%	68	2.50%	2.61%	(2.16)%	80.38%
Institutional Class															
2009	$ 9.80	$(0.02)	$ (3.39)[6]	$(3.41)	$ —	$ —	$ —	$ —	$ 6.39	(34.80)%[6]	$ 11,923	1.06%	18.23%	(0.32)%	289.91%
2008	13.48	—	(0.98)	(0.98)	—	(2.70)	(2.70)	—	9.80	(10.92)%	—	1.10%	3,635.24%	(0.02)%	142.78%
2007[2]	12.93	(0.03)	0.58	0.55	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL TS&W MID-CAP VALUE FUND															
Class Z															
2009[††]	$ 6.02	$ 0.07	$ (0.41)	$(0.34)	$(0.03)	$ —	$(0.03)	$ —	$ 5.65	5.60%	$ 60,618	1.12%	3.20%	1.29%	163.38%
Class A															
2009	$ 8.69	$ 0.02	$ (3.07)	$(3.05)	$(0.03)	$ —	$(0.03)	$ —	$ 5.61	(35.07)%	$ 5,304	1.40%	2.53%	0.29%	163.38%
2008[5]	10.00	0.01	(1.32)	(1.31)	—	—	—	—	8.69	(13.10)%	2,340	1.40%	3.69%	0.17%	66.60%
Class C															
2009	$ 8.64	$ (0.05)	$ (3.02)	$(3.07)	$(0.03)	$ —	$(0.03)	$ —	$ 5.54	(35.55)%	$ 1,679	2.15%	3.10%	(0.61)%	163.38%
2008[5]	10.00	(0.04)	(1.32)	(1.36)	—	—	—	—	8.64	(13.60)%	1,935	2.15%	3.86%	(0.54)%	66.60%
Institutional Class															
2009	$ 8.72	$ 0.05	$ (3.08)	$(3.03)	$(0.04)	$ —	$(0.04)	$ —	$ 5.65	(34.81)%	$ 57,430	1.00%	1.18%	0.58%	163.38%
2008[5]	10.00	0.04	(1.31)	(1.27)	(0.01)	—	(0.01)	—	8.72	(12.75)%	56,426	1.00%	1.10%	0.57%	66.60%
OLD MUTUAL TS&W SMALL CAP VALUE FUND															
Class Z															
2009	$19.76	$ 0.02	$ (6.77)[6]	$(6.75)	$(0.02)	$(1.70)	$(1.72)	$ —	$11.29	(34.57)%[6]	$ 55,976	1.23%	1.37%	0.15%	139.92%
2008	26.30	(0.13)	(2.52)	(2.65)	—	(3.89)	(3.89)	—	19.76	(11.53)%	45,862	1.30%	1.49%	(0.51)%	40.37%
2007	28.15	(0.14)	2.48	2.34	—	(4.19)	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15)	5.57	5.42	—	(2.47)	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
2005	20.80	(0.16)	4.97	4.81	—	(0.41)	(0.41)	—	25.20	23.23%	91,746	1.50%	1.54%	(0.68)%	27.69%
Class A															
2009	$19.43	$ —	$ (6.66)[6]	$(6.66)	$(0.02)	$(1.70)	$(1.72)	$ —	$11.05	(34.71)%[6]	$ 2,160	1.53%	3.25%	(0.01)%	139.92%
2008	25.99	(0.16)	(2.51)	(2.67)	—	(3.89)	(3.89)	—	19.43	(11.75)%	1,137	1.55%	4.57%	(0.71)%	40.37%
2007	27.93	(0.21)	2.46	2.25	—	(4.19)	(4.19)	—	25.99	8.54%	856	1.55%	2.17%	(0.78)%	35.43%
2006	25.08	(0.21)	5.53	5.32	—	(2.47)	(2.47)	—	27.93	22.39%	975	1.70%	1.71%	(0.81)%	41.45%
2005	20.76	(0.22)	4.95	4.73	—	(0.41)	(0.41)	—	25.08	22.88%	833	1.76%	1.78%	(0.93)%	27.69%
Class C															
2009	$18.50	$ (0.07)	$ (6.33)[6]	$(6.40)	$(0.01)	$(1.70)	$(1.71)	$ —	$10.39	(35.04)%[6]	$ 1,557	2.02%	4.54%	(0.49)%	139.92%
2008	25.11	(0.35)	(2.37)	(2.72)	—	(3.89)	(3.89)	—	18.50	(12.39)%	808	2.30%	4.74%	(1.51)%	40.37%
2007	27.32	(0.40)	2.38	1.98	—	(4.19)	(4.19)	—	25.11	7.71%	982	2.30%	2.79%	(1.54)%	35.43%
2006	24.76	(0.40)	5.43	5.03	—	(2.47)	(2.47)	—	27.32	21.48%	1,139	2.45%	2.47%	(1.56)%	41.45%
2005	20.65	(0.40)	4.92	4.52	—	(0.41)	(0.41)	—	24.76	21.99%	1,016	2.51%	2.52%	(1.69)%	27.69%
Institutional Class															
2009[††]	$14.28	$ 0.02	$ (1.26)[6]	$(1.24)	$(0.02)	$(1.70)	$(1.72)	$ —	$11.32	9.52%[6]	$ —	1.09%	24,873.11%	0.15%	139.92%
OLD MUTUAL BARROW HANLEY CORE BOND FUND															
Institutional Class															
2009	$10.19	$ 0.45	$ (0.09)	$ 0.36	$(0.45)	$(0.14)	$(0.59)	$ —	$ 9.96	3.72%	$ 43,091	0.70%	0.75%	4.57%	201.34%
2008[4]	10.00	0.17	0.19	0.36	(0.17)	—	(0.17)	—	10.19	3.58%	47,060	0.70%	0.95%	4.68%	70.77%

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
OLD MUTUAL CASH RESERVES FUND															
Class Z															
2009	$ 1.00	$ 0.01	$ —	$ 0.01	$(0.01)	$ —	$(0.01)	$ —	$ 1.00	1.49%	$ 32,732	0.72%	1.10%	1.51%	n/a
2008	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.18%	37,542	0.73%	0.99%	4.11%	n/a
2007	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03	—	0.03	(0.03)	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
2005	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	0.91%	41,720	0.82%	0.83%	0.87%	n/a
Class A															
2009	$ 1.00	$ 0.01	$ 0.00	$ 0.01	$(0.01)	$ —	$(0.01)	$ —	$ 1.00	1.26%	$ 1,045	0.93%	4.23%	1.10%	n/a
2008[7]	1.00	0.02	0.01	0.03	(0.03)	—	(0.03)	—	1.00	3.05%	907	0.98%	7.21%	2.99%	n/a
Class C									—						
2009	$ 1.00	$ 0.01	$ 0.00	$ 0.01	$(0.01)	$ —	$(0.01)	$ —	$ 1.00	0.62%	$ 3,229	1.53%	2.98%	0.51%	n/a
2008[7]	1.00	0.02	—	0.02	(0.02)	—	(0.02)	—	1.00	2.51%	1,689	1.73%	3.59%	2.79%	n/a
Institutional Class															
2009	$ 1.00	$ 0.02	$ (0.00)	$ 0.02	$(0.02)	$ —	$(0.02)	$ —	$ 1.00	1.78%	$ 1	0.43%	6,149.85%	1.77%	n/a
2008[7]	1.00	0.03	0.01	0.04	(0.04)	—	(0.04)	—	1.00	3.54%	1	0.73%	1,509.12%	3.96%	n/a
OLD MUTUAL DWIGHT HIGH YIELD FUND															
Institutional Class															
2009	$ 9.29	$ 0.85	$ (1.55)	$(0.70)	$(0.87)	$ —	$(0.87)	$ —	$ 7.72	(7.78)%	$ 9,326	0.80%	1.05%	10.04%	74.19%
2008[4]	10.00	0.36	(0.69)	(0.33)	(0.38)	—	(0.38)	—	9.29	(3.39)%	8,602	0.80%	1.86%	10.90%	10.78%
OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND															
Class Z															
2009	$10.17	$ 0.47	$ (0.09)[6]	$ 0.38	$(0.47)	$(0.29)	$(0.76)	$ —	$ 9.79	3.97%[6]	$ 6,489	0.53%	1.90%	4.78%	214.25%
2008	10.09	0.50	0.04	0.54	(0.46)	—	(0.46)	—	10.17	5.50%	2,721	0.82%	1.79%	4.64%	277.91%
2007	9.97	0.46	0.12	0.58	(0.46)	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39	(0.12)	0.27	(0.40)	(0.02)	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
2005	10.30	0.35	0.03	0.38	(0.36)	(0.20)	(0.56)	—	10.12	3.72%	7,302	0.85%	2.05%	3.38%	350.28%
Class A															
2009	$10.18	$ 0.44	$ (0.09)[6]	$ 0.35	$(0.44)	$(0.29)	$(0.73)	$ —	$ 9.80	3.75%[6]	$ 34,967	0.83%	1.15%	4.51%	214.25%
2008	10.09	0.43	0.10	0.53	(0.44)	—	(0.44)	—	10.18	5.37%	808	1.04%	4.71%	4.40%	277.91%
2007	9.97	0.44	0.12	0.56	(0.44)	—	(0.44)	—	10.09	5.78%	590	1.10%	3.68%	4.41%	462.98%
2006	10.12	0.37	(0.13)	0.24	(0.37)	(0.02)	(0.39)	—	9.97	2.45%	56	1.10%	2.00%	3.63%	435.30%
2005	10.30	0.32	0.03	0.35	(0.33)	(0.20)	(0.53)	—	10.12	3.46%	55	1.10%	2.30%	3.13%	350.28%
Class C															
2009	$10.17	$ 0.36	$ (0.08)[6]	$ 0.28	$(0.37)	$(0.29)	$(0.66)	$ —	$ 9.79	2.97%[6]	$ 14,759	1.58%	2.33%	3.72%	214.25%
2008	10.09	0.32	0.12	0.44	(0.36)	—	(0.36)	—	10.17	4.51%	1,102	1.70%	7.92%	3.74%	277.91%
2007	9.98	0.36	0.11	0.47	(0.36)	—	(0.36)	—	10.09	4.84%	93	1.85%	7.98%	3.63%	462.98%
2006	10.12	0.29	(0.11)	0.18	(0.30)	(0.02)	(0.32)	—	9.98	1.78%	55	1.85%	2.73%	2.90%	435.30%
2005	10.29	0.24	0.05	0.29	(0.26)	(0.20)	(0.46)	—	10.12	2.79%	68	1.85%	3.05%	2.38%	350.28%
Institutional Class															
2009	$10.17	$ 0.47	$ (0.08)[6]	$ 0.39	$(0.47)	$(0.29)	$(0.76)	$ —	$ 9.80	4.07%[6]	$ 20,458	0.50%	0.75%	4.69%	214.25%
2008	10.09	0.43	0.16	0.59	(0.51)	—	(0.51)	—	10.17	6.04%	69,653	0.54%	0.58%	4.75%	277.91%
2007[2]	10.10	0.14	—	0.14	(0.15)	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets*^	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

Class Z

2009	$ 9.98	$ 0.38	$ (0.24)	$ 0.14	$(0.36)	$ —	$ —	$(0.36)	$ —	$ 9.76	1.45%	$ 131,759	0.70%	0.71%	3.90 %	262.55%
2008	9.90	0.42	0.06	0.48	(0.40)	—		(0.40)	—	9.98	4.90%	158,524	0.70%	0.87%	4.15 %	188.14%
2007	9.77	0.37	0.12	0.49	(0.36)	—	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74 %	163.81%
2006	9.81	0.30	(0.03)	0.27	(0.31)	—	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01 %	196.42%
2005	10.00	0.21	(0.11)#	0.10	(0.25)	(0.04)	—	(0.29)	—	9.81	1.02%<	392,118	0.83%	1.17%	2.08 %	400.26%

Class A

2009	$ 9.99	$ 0.35	$ (0.23)	$ 0.12	$(0.35)	$ —	$ —	$(0.35)	$ —	$ 9.76	1.23%	$ 27,262	0.95%	1.06%	3.56 %	262.55%
2008	9.90	0.39	0.08	0.47	(0.38)	—		(0.38)	—	9.99	4.80%	1,104	0.95%	2.75%	3.86 %	188.14%
2007	9.77	0.34	0.13	0.47	(0.34)	—	—	(0.34)	—	9.90	4.88%	58	0.95%	8.65%	3.50 %	163.81%
2006	9.82	0.27	(0.04)	0.23	(0.28)	—	—	(0.28)	—	9.77	2.38%	53	0.99%	1.17%	2.79 %	196.42%
2005	10.00	0.21	(0.13)#	0.08	(0.22)	(0.04)	—	(0.26)	—	9.82	0.87%<	52	1.05%	1.39%	2.12 %	400.26%

Class C

2009	$ 9.98	$ 0.30	$ (0.24)	$ 0.06	$(0.29)	$ —	$ —	$(0.29)	$ —	$ 9.75	0.63%	$ 11,939	1.45%	1.74%	3.07 %	262.55%
2008	9.90	0.30	0.11	0.41	(0.33)	—		(0.33)	—	9.98	4.21%	2,589	1.45%	2.73%	3.43 %	188.14%
2007	9.77	0.29	0.13	0.42	(0.29)	—	—	(0.29)	—	9.90	4.36%	55	1.45%	9.27%	3.00 %	163.81%
2006	9.82	0.23	(0.05)	0.18	(0.23)	—	—	(0.23)	—	9.77	1.87%	52	1.49%	1.67%	2.29 %	196.42%
2005	10.00	0.16	(0.13)#	0.03	(0.17)	(0.04)	—	(0.21)	—	9.82	0.36%<	51	1.55%	1.89%	1.62 %	400.26%

Institutional Class

2009	$ 9.97	$ 0.39	$ (0.23)	$ 0.16	$(0.38)	$ —	$ —	$(0.38)	$ —	$ 9.75	1.64%	$ 156	0.55%	39.49%	3.99 %	262.55%
2008	9.90	0.42	0.07	0.49	(0.42)	—		(0.42)	—	9.97	5.07%	25	0.55%	566.32%	4.60 %	188.14%
2007[2]	9.87	0.12	0.03	0.15	(0.12)	—	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30 %	163.81%

n/a   Not Applicable

*   Ratios for periods of less than one year have been annualized.

†   Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

††   Class commenced operations on December 9, 2008.

^   See Note 10.

^^   In addition to the net realized and unrealized losses on investments as set forth in the Statement of Operations, this amount includes an increase in net asset value per share resulting from the timing of sales and redemptions of shares in relation to fluctuating market values for the Fund's investments.

The impact of the payment from affiliate (See Note 2) increased the Realized and Unrealized Gains on Securities by $0.07 per share.

<   A percentage of the total return consists of a payment from the Adviser. Excluding the payment by affiliate the total return would have been 0.30%, 0.15%, and (0.35)% for Class Z, Class A, and Class C, respectively.

1   Per share amounts for the year or period are calculated based on average outstanding shares.

2   Class commenced operations on December 20, 2006.

3   Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4   The Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.

5   The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

6   Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

7   Class A, Class C and Institutional Class shares commenced operations on June 4, 2007.

8   Ratio has been revised to present a corrected calculation. A higher turnover rate increases transaction costs (e.g. brokerage commissions) and increases realized gains and losses. There were no changes in the net realized gains and losses as reported in the March 31, 2007 annual report as a result of the corrected calculation.

@   For Analytic U.S. Long/Short Fund, the ratio of expenses to average net assets includes dividend expense on securities sold short. Following is the impact of these expenses as a ratio to average net assets:

	Class Z	Class A	Class C	Institutional Class
2009	0.58%	0.54%	0.54%	0.55%
2008	0.26%	0.27%	0.27%	0.26%
2007	0.16%	0.16%	0.16%	0.13%
2006	0.25%	0.25%	0.25%	n/a
2005	n/a	n/a	n/a	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

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Notes to Financial Statements

As of March 31, 2009

1. Organization

Old Mutual Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers the following Funds: the Old Mutual Advantage Growth Fund (the "Advantage Growth Fund"), the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Columbus Circle Technology and Communications Fund (the "Columbus Circle Technology and Communications Fund"), the Old Mutual Discover Value Fund (the "Discover Value Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Growth Fund (the "Growth Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund" and formerly named Old Mutual Large Cap Growth Concentrated Fund), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Barrow Hanley Core Bond Fund (the "Barrow Hanley Core Bond Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight High Yield Fund (the "Dwight High Yield Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and, collectively, the "Funds". The TS&W Mid-Cap Value Fund commenced operations on June 4, 2007. The Advantage Growth Fund, Discover Value Fund, Barrow Hanley Core Bond Fund and Dwight High Yield Fund commenced operations on November 19, 2007.

Effective April 28, 2008, the Focused Fund acquired all of the assets and liabilities of the Old Mutual Large Cap Fund (the "Large Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Large Cap Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Large Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The Focused Fund issued 2,810 (000) shares (valued at $62,894 (000)) for the 4,093 (000) shares outstanding in the Old Mutual Large Cap Fund as of the close of business on April 25, 2008. The net assets of the Focused Fund and Large Cap Fund immediately before the acquisition were $44,361 (000) and $62,894 (000), respectively. The Large Cap Fund's net unrealized depreciation of $56 (000) was combined with that of the Focused Fund. Immediately after the acquisition, the combined net assets were $107,255 (000).

Effective April 28, 2008, the Old Mutual Large Cap Growth Concentrated Fund acquired all of the assets and liabilities of the Old Mutual Large Cap Growth Fund pursuant to a Plan of Reorganization approved by shareholders of the Old Mutual Large Cap Growth Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Old Mutual Large Cap Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Old Mutual Large Cap Growth Concentrated Fund issued 3,843 (000) shares (valued at $76,631 (000)) for 3,039 (000) shares outstanding in the Old Mutual Large Cap Growth Fund as of the close of business on April 25, 2008. The net assets of the Old Mutual Large Cap Growth Concentrated Fund and Old Mutual Large Cap Growth Fund immediately before the acquisition were $103,801 (000) and $76,631 (000), respectively. The Old Mutual Large Cap Growth Fund's net unrealized appreciation of $10,905 (000) was combined with that of the Old Mutual Large Cap Growth Concentrated Fund. Immediately after the acquisition, the combined net assets were $180,432 (000). Effective April 29, 2008, the name of the Old Mutual Large Cap Growth Concentrated Fund was changed to the "Old Mutual Large Cap Growth Fund."

Effective March 30, 2009, the Large Cap Growth Fund acquired all of the assets and liabilities of the Old Mutual Select Growth Fund (the "Select Growth Fund") pursuant to a Plan of Reorganization approved by shareholders of the Select Growth Fund at a meeting of shareholders held on March 10, 2009. The reclassification of Select Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Large Cap Growth Fund issued 4,617 (000) shares (valued at $52,510 (000)) for the 3,561 (000) shares outstanding in the Select Growth Fund as of the close of business on March 27, 2009. The net assets of the Large Cap Growth Fund and Select Growth Fund immediately before the acquisition were $92,284 (000) and $52,510 (000), respectively. The Select Growth Fund's net unrealized depreciation of $8,266 (000) was combined with that of the Large Cap Growth Fund. Immediately after the acquisition, the combined net assets were $144,794 (000).

Effective March 30, 2009, the Strategic Small Company Fund acquired all of the assets and liabilities of the Old Mutual Developing Growth Fund (the "Developing Growth Fund") pursuant to a Plan of Reorganization approved by shareholders of the Developing Growth Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Developing Growth Fund shares was accounted for as a tax-free reorganization of investment companies. The Strategic Small Company Fund issued 10,939 (000) shares (valued at $70,268 (000)) for the 7,937 (000) shares outstanding in the Developing Growth Fund as of the close of business on March 27, 2009. The net assets of the Strategic Small Company Fund and Developing Growth Fund immediately before the acquisition were $22,829 (000) and $70,268 (000), respectively. The Developing Growth Fund's net unrealized depreciation of $6,735 (000) was combined with that of the Strategic Small Company Fund. Immediately after the acquisition, the combined net assets were $93,097 (000).

Effective March 30, 2009, the TS&W Mid-Cap Value Fund acquired all of the assets and liabilities of the Old Mutual Mid-Cap Fund (the "Mid-Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Mid-Cap Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Mid-Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The TS&W Mid-Cap Value Fund issued 11,641 (000) shares (valued at $66,826 (000)) for the 9,464 (000) shares outstanding in the Mid-Cap Fund as of the close of business on March 27, 2009. The net assets of the TS&W Mid-Cap Value Fund and Mid-Cap Fund immediately before the acquisition were $60,079 (000) and $66,826 (000), respectively. The Mid-Cap Fund's net unrealized depreciation of $24,323 (000) was combined with that of the TS&W Mid-Cap Value Fund. Immediately after the acquisition, the combined net assets were $126,905 (000).

Effective March 30, 2009, the TS&W Small Cap Value Fund acquired all of the assets and liabilities of the Old Mutual Small Cap Fund (the "Small Cap Fund") pursuant to a Plan of Reorganization approved by shareholders of the Small Cap Fund at a meeting of shareholders held on February 27, 2009. The reclassification of Small Cap Fund shares was accounted for as a tax-free reorganization of investment companies. The TS&W Small Cap Value Fund issued 2,049 (000) shares (valued at $23,460 (000)) for the 1,294 (000) shares outstanding in the Small Cap Fund as of the close of business on March 27, 2009. The net assets of the TS&W Small Cap Value Fund and Small Cap Fund immediately before the acquisition were $37,104 (000) and $23,460 (000), respectively. The Small Cap Fund's net unrealized depreciation of $2,734 (000) was combined with that of the TS&W Small Cap Value Fund. Immediately after the acquisition, the combined net assets were $60,564 (000).

On September 21, 2007, the Advisor Class shares of the following funds were liquidated: Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Focused Fund, Growth Fund, Large Cap Growth Fund and Dwight Intermediate Fixed Income Fund. The assets were distributed ratably among the Advisor Class shareholders on that date. On November 27, 2007, the remaining Advisor Class shares of the Strategic Small Company Fund were liquidated.

On September 21, 2007, the Advisor Class shares of the Heitman REIT Fund and Dwight Short Term Fixed Income Fund were reclassified as Class A shares of the same Fund. As a result, each outstanding Advisor Class share received Class A shares of the same Fund with an aggregate net asset value equal to the aggregate net asset value of the Advisor Class shares so reclassified.

On December 11, 2007, Class R shares of the following funds were liquidated: Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Focused Fund, Growth Fund, Heitman REIT Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, Cash Reserves Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. The assets were distributed ratably among the Class R shareholders on that date.

Shareholders may purchase shares of the Funds (except the Advantage Growth Fund, Barrow Hanley Core Bond Fund, Discover Value Fund and Dwight High Yield Fund) through four separate classes, Class Z, Class A, Class C and Institutional Class shares. Shareholders may purchase Institutional Class shares of the Advantage Growth Fund, Barrow Hanley Core Bond Fund, Discover Value Fund and Dwight High Yield Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Focused Fund, Large Cap Growth Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of the Funds, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) each day that the NYSE is open (the "Valuation Time") or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market for long positions and the most recent quoted ask price for short positions. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with the Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee"). Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over the counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Adviser") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Funds are subject to the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS 157"). SFAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of March 31, 2009, for each Fund's investments, as well as a reconciliation of assets for which Level 3 inputs were assigned, is included in the Notes to Schedule of Investments.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds (except the Cash Reserves Fund) may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds (except the Cash Reserves Fund) may enter into mortgage dollar rolls (principally using TBAs) in which a Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made on behalf of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit an amount of cash or other liquid assets equal to the cost of such futures contract (less any related margin deposits) with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavourable change in the price of the security underlying the written option.

Short Sales — The Funds (except the Dwight Intermediate Fixed Income Fund) may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the segregated account plus the amount deposited with the broker as margin will equal the current value of the security sold short or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Offering Costs — All offering costs incurred with the start up of the Funds (or share classes) are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of March 31, 2009, the TS&W Mid-Cap Value Fund and the TS&W Small Cap Value Fund have $9 (000) and $11 (000) that remains to be amortized.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Inflation-Indexed Bond — The Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase in the principal amount of an inflation-indexed bond will be considered interest income in the Statement of Operations, even though investors do not receive the principal amount until maturity.

Wrapper Agreements — Prior to August 9, 2004, the PBHG IRA Capital Preservation Fund ("IRA Capital Preservation Fund") (which changed its investment objective and name effective October 19, 2004 to the Dwight Short Term Fixed Income Fund) entered into wrapper agreements with insurance companies, banks or other financial institutions.

On August 6, 2004, the Board determined to seek shareholder approval to change the investment objective of the IRA Capital Preservation Fund into a fund with a variable net asset value per share which seeks to provide high income while managing its portfolio in a manner consistent with maintaining a relatively high degree of stability of shareholders' capital. This investment objective is sought by investing mainly in high quality bonds with short average remaining maturities. Shareholder approval of the change in investment objective was received on October 1, 2004.

On August 9, 2004, the wrapper agreements were terminated by the IRA Capital Preservation Fund. The IRA Capital Preservation Fund received a simultaneous contribution of cash in the amount of $7,419,588 from Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's previous adviser. The cash was contributed to offset the IRA Capital Preservation Fund's obligations under the wrapper agreements to the issuers of the wrapper agreements, and to assist the IRA Capital Preservation Fund in maintaining its net asset value per share for each class of shares at $10.00. During the period August 10, 2004 through October 18, 2004 ("Interim Period"), the IRA Capital Preservation Fund sought to continue to provide a stable net asset value of $10.00 per share by investing in short-term fixed income instruments with less than 60 days to maturity. As a result, the dividend yield during the Interim Period was less than dividend yields during the first seven months of 2004. During the Interim Period, Liberty Ridge undertook to waive the entire amount of its investment advisory fee. After the end of this Interim Period, the Dwight Short Term Fixed Income Fund began investing in fixed income instruments with greater than 60 days to maturity.

Payments by Affiliates — For the year ended March 31, 2008, Columbus Circle Investors reimbursed $2 (000) to the Columbus Circle Technology and Communications Fund as a result of a trading error.

For the year ended March 31, 2009, the Strategic Small Company Fund was reimbursed $15 (000) by its sub-advisers as a result of a trading errors; Old Mutual Capital reimbursed $3 (000) to the Dwight Intermediate Fixed Income Fund as a result of a shareholder trading error and the TS&W Small Cap Value Fund was reimbursed $2 (000) by its sub-adviser as a result of a trading error.

Temporary Guarantee Program for Money Market Funds — The Cash Reserves Fund has elected to participate in the Temporary Guarantee Program for Money Market Funds (the "Program") established by the U.S. Treasury Department in September 2008. Under the Program, the U.S. Treasury Department will guarantee shareholders in a participating money market fund that they will receive $1 for each fund share covered by the Program, in the event that the fund liquidates and the per share value at the time of liquidation is less than $0.995 (the "Guarantee Event"). The Program covers shareholders of record of the Cash Reserves Fund on September 19, 2008 who continue to hold Fund shares at the time of the Guarantee Event. The Adviser has paid all fees associated with the Cash Reserves Fund's participation in the Program.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee for the benefit of the remaining shareholders by crediting Paid-in Capital. For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the year ended March 31, 2009, redemptions fees of $14 (000), $1 (000) and $1 (000) were collected by the Columbus Circle Technology and Communications Fund (Class Z), Heitman REIT Fund (Class Z) and Dwight Short Term Fixed Income Fund (Class A), respectively. There were no other material redemption fee amounts collected by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital serves as the investment adviser and administrator to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"). OMUSH is a direct wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to management agreements (the "Management Agreements"), under which the Adviser is obligated to provide advisory and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge and administrative services were provided by Old Mutual Fund Services to all Funds then in existence. In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Adviser has agreed to fee breakpoints for each Fund as set forth in the tables below:

	Management Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Columbus Circle Technology and Communications Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Growth Fund	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Growth Fund[1]	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund[1]	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Cash Reserves Fund	0.40%	0.375%	0.35%	0.325%	0.30%	0.275%	0.25%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
Advantage Growth Fund	0.85%	0.825%	0.80%
Barrow Hanley Core Bond Fund	0.60%	0.575%	0.55%
Discover Value Fund	1.10%	1.075%	1.05%
Dwight High Yield Fund	0.70%	0.675%	0.65%
TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund	0.85%	0.80%	0.75%	0.70%

[1] The management fees for TS&W Small Cap Value Fund prior to March 27, 2009 and the management fees for Large Cap Growth Fund prior to April 25, 2009 were as follows:

	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Large Cap Growth Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
TS&W Small Cap Value Fund	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%

Expense Limitation Agreements — In the interests of limiting expenses of the Funds, the Adviser entered into expense limitation agreements ("Expense Limitation Agreements") with respect to the Funds pursuant to which the Adviser contractually agreed to separately waive class level expenses and fund level expenses through July 31, 2010 to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets. The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				Growth Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.225%	0.875%	1.10%
Class A	0.45%	0.90%	1.35%	Class A	0.475%	0.875%	1.35%
Class C	1.20%	0.90%	2.10%	Class C	1.225%	0.875%	2.10%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.075%	0.875%	0.95%
Barrow Hanley Value Fund				Heitman REIT Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.30%	0.95%	1.25%
Class A	0.45%	0.90%	1.35%	Class A	0.55%	0.95%	1.50%
Class C	1.20%	0.90%	2.10%	Class C	1.30%	0.95%	2.25%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.00%	0.95%	0.95%
Columbus Circle Technology and Communications Fund				Large Cap Growth Fund			
Class Z	0.40%	1.05%	1.45%	Class Z	0.30%	0.95%	1.25%
Class A	0.65%	1.05%	1.70%	Class A	0.55%	0.95%	1.50%
Class C	1.40%	1.05%	2.45%	Class C	1.30%	0.95%	2.25%
Institutional Class	0.15%	1.05%	1.20%	Institutional Class	0.00%	0.95%	0.95%
Focused Fund[1]				Strategic Small Company Fund[2]			
Class Z	0.25%	0.80%	1.05%	Class Z	0.28%	1.02%	1.30%
Class A	0.50%	0.80%	1.30%	Class A	0.53%	1.02%	1.55%
Class C	1.25%	0.80%	2.05%	Class C	1.28%	1.02%	2.30%
Institutional Class	0.00%	0.80%	0.80%	Institutional Class	0.03%	1.02%	1.05%

Notes to Financial Statements — continued

As of March 31, 2009

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
TS&W Mid-Cap Value Fund				**Dwight Intermediate Fixed Income Fund**			
Class Z	0.12%	1.00%	1.12%	Class Z	0.08%	0.50%	0.58%
Class A	0.40%	1.00%	1.40%	Class A	0.33%	0.50%	0.83%
Class C	1.15%	1.00%	2.15%	Class C	1.08%	0.50%	1.58%
Institutional Class	0.00%	1.00%	1.00%	Institutional Class	0.00%	0.50%	0.50%
TS&W Small Cap Value Fund[2]				**Dwight Short Term Fixed Income Fund**			
Class Z	0.15%	1.10%	1.25%	Class Z	0.17%	0.53%	0.70%
Class A	0.40%	1.10%	1.50%	Class A	0.42%	0.53%	0.95%
Class C	1.15%	1.10%	2.25%	Class C	0.92%	0.53%	1.45%
Institutional Class	0.00%	1.10%	1.10%	Institutional Class	0.02%	0.53%	0.55%
Cash Reserves Fund							
Class Z	0.28%	0.45%	0.73%				
Class A	0.53%	0.45%	0.98%				
Class C	1.28%	0.45%	1.73%				
Institutional Class	0.28%	0.45%	0.73%				

	Total Institutional Class Expense Limit
Advantage Growth Fund	1.00%
Barrow Hanley Core Bond Fund	0.70%
Discover Value Fund	1.17%
Dwight High Yield Fund	0.80%

[1] Prior to March 6, 2009, the Fund had the following expense limitations in place:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Focused Fund			
Class Z	0.35%	0.80%	1.15%
Class A	0.60%	0.80%	1.40%
Class C	1.35%	0.80%	2.15%
Institutional Class	0.00%	0.80%	0.80%

[2] Prior to March 28, 2009, these Funds had the following expense limitations in place:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Strategic Small Company Fund			
Class Z	0.25%	1.10%	1.35%
Class A	0.50%	1.10%	1.60%
Class C	1.25%	1.10%	2.35%
Institutional Class	0.00%	1.10%	1.10%
TS&W Small Cap Value Fund			
Class Z	0.15%	1.15%	1.30%
Class A	0.40%	1.15%	1.55%
Class C	1.15%	1.15%	2.30%
Institutional Class	0.00%	1.15%	1.15%

The Adviser may seek reimbursement for Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds (except the Advantage Growth Fund, Barrow Hanley Core Bond Fund, Discover Value Fund, Dwight High Yield Fund and TS&W Mid-Cap Value Fund), no reimbursement by a Fund will be made for Management Fees waived or other expenses paid prior to December 31, 2008, unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. Old Mutual Capital and Liberty Ridge agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006. As of March 31, 2009, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

Fund	Expires March 31, 2010	Expires March 31, 2011	Expires March 31, 2012	Total
Advantage Growth Fund	$ —	$ —	$ 11	$ 11
Analytic U.S. Long/Short Fund	—	340	361	701
Barrow Hanley Value Fund	607	379	274	1,260
Columbus Circle Technology and Communications Fund	539	707	756	2,002
Discover Value Fund	—	28	67	95
Focused Fund	46	135	352	533
Growth Fund	879	1,351	1,644	3,874
Heitman REIT Fund	49	234	216	499
Large Cap Growth Fund	269	534	600	1,403
Strategic Small Company Fund	131	198	213	542
TS&W Mid-Cap Value Fund	—	44	203	247
TS&W Small Cap Value Fund	105	150	121	376
Barrow Hanley Core Bond Fund	—	32	37	69
Cash Reserves Fund	67	129	215	411
Dwight High Yield Fund	—	21	32	53
Dwight Intermediate Fixed Income Fund	74	130	229	433
Dwight Short Term Fixed Income Fund	354	363	248	965

Amounts designated as "—" are either $0 or have been rounded to $0.

For the year ended March 31, 2009, the Adviser was reimbursed the following amounts for previously waived fees:

Fund	Total (000)	Fund	Total (000)
Advantage Growth Fund	$ 61	Large Cap Growth Fund	$ 87
Analytic U.S. Long/Short Fund	422	Strategic Small Company Fund	5
Barrow Hanley Value Fund	74	TS&W Mid-Cap Value Fund	26
Columbus Circle Technology and Communications Fund	205	TS&W Small Cap Value Fund	2
Discover Value Fund	1	Barrow Hanley Core Bond Fund	8
Focused Fund	63	Cash Reserves Fund	5
Growth Fund	488	Dwight High Yield Fund	4
Heitman REIT Fund	21	Dwight Intermediate Fixed Income Fund	5
		Dwight Short Term Fixed Income Fund	184

Notes to Financial Statements — continued

The Adviser has voluntarily agreed to reimburse expenses to the extent necessary to assist the Cash Reserves Fund in maintaining a minimum yield of 0.10% for each share class. The agreement to reimburse expenses is voluntary and may be modified or discontinued by the Adviser at any time. The voluntary waiver paid to the Cash Reserves Fund during the year ended March 31, 2009 was $9 (000) and is included within Reimbursement of Other Expenses by Adviser on the Statement of Operations.

Sub-Advisory Agreements — The following sub-advisers (the "Sub-Advisers") provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Adviser and each Sub-Adviser:

Analytic Investors, LLC — The Trust, on behalf of the Analytic U.S. Long/Short Fund and Discover Value Fund, and the Adviser entered into sub-advisory agreements with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC — The Trust, on behalf of the Advantage Growth Fund and Large Cap Growth Fund, and the Adviser entered into sub-advisory agreements with Ashfield Capital Partners, LLC ("Ashfield"). Effective following the close of business on February 27, 2009, the Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Ashfield. Ashfield is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, Inc. — The Trust, on behalf of the Barrow Hanley Core Bond Fund, Barrow Hanley Value Fund and Discover Value Fund, and the Adviser entered into sub-advisory agreements with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Columbus Circle Investors — The Trust, on behalf of the Columbus Circle Technology and Communications Fund, and the Adviser entered into a sub-advisory agreement with Columbus Circle Investors ("Columbus Circle").

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Dwight Asset Management Company LLC — The Trust, on behalf of the Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Adviser entered into sub-advisory agreements with Dwight Asset Management Company LLC ("Dwight"). Dwight is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Eagle Asset Management, Inc. ("Eagle").

Heitman Real Estate Securities LLC — The Trust, on behalf of the Heitman REIT Fund, and the Adviser entered into a sub-advisory agreement with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Liberty Ridge Capital, Inc. — The Trust, on behalf of the Focused Fund and Strategic Small Company Fund, and the Adviser entered into a sub-advisory agreement with Liberty Ridge. Effective following the close of business on February 27, 2009, the sub-advisory agreement for the Strategic Small Company Fund was terminated and Liberty Ridge no longer provided sub-advisory services to that Fund. Effective following the close of business on March 31, 2009, the sub-advisory agreement with Liberty Ridge for the Focused Fund will be terminated and Old Mutual Capital will begin providing the portfolio management services previously provided by Liberty Ridge. Liberty Ridge is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Munder Capital Management — The Trust, on behalf of the Growth Fund, and the Adviser entered into a sub-advisory agreement with Munder Capital Management ("Munder").

Provident Investment Counsel, LLC — The Trust, on behalf of the Advantage Growth Fund, and the Adviser entered into a sub-advisory agreement with Provident Investment Counsel, LLC ("Provident"). Effective December 1, 2008, the sub-advisory agreement with Provident was terminated. Provident is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Thomson Horstmann & Bryant, Inc. — The Trust, on behalf of the Discover Value Fund, and the Adviser entered into a sub-advisory agreement with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Thompson Siegel & Walmsley, LLC — The Trust, on behalf of the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund, and the Adviser entered into sub-advisory agreements with Thompson Siegel & Walmsley, LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Turner Investment Partners, Inc — The Trust, on behalf of the Growth Fund and Large Cap Growth Fund, and the Adviser entered into a sub-advisory agreement with Turner Investment Partners, Inc ("Turner").

Wellington Management Company, LLP — The Trust, on behalf of the Cash Reserves Fund, and the Adviser entered into a sub-advisory agreement with Wellington Management Company, LLP ("Wellington").

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisers are entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed, less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser (with the exception of the Discover Value Fund, Growth Fund, Cash Reserves Fund and Dwight Intermediate Fixed Income Fund). The fees are calculated as follows:

Fund	Sub-Advisory Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Columbus Circle Technology and Communications Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Focused Fund*	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Growth Fund**	0.475%	0.425%	0.375%	0.325%	0.275%	0.225%	0.175%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund**	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund	0.50%	0.45%	0.40%	0.35%

	Sub-Advisory Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
Advantage Growth Fund	0.40%	0.388%	0.376%
TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%
Barrow Hanley Core Bond Fund	0.25%	0.24%	0.229%
Dwight High Yield Fund	0.35%	0.338%	0.325%

	Sub-Advisory Fees without Breakpoints
Discover Value Fund	0.65%
Growth Fund	0.475%
Cash Reserves Fund	0.10%***
Dwight Intermediate Fixed Income Fund	0.15%

* Following the close of business on March 31, 2009, no sub-advisory fee will be paid by the Focused Fund as OMCAP Investors, a division of Old Mutual Capital, will provide portfolio management services.

** Prior to March 28, 2009, the sub-advisory fees paid for the Large Cap Growth Fund and TS&W Small Cap Value Fund were 0.50% and 0.75% (subject to applicable fee breakpoints), respectively.

*** There is a minimum annual fee of $50,000 on the Cash Reserves Fund.

From time to time, the Adviser may recommend the appointment of additional or replacement sub-advisers to the Board. The Trust and the Adviser have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Adviser, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisers without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisers with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Adviser has the ultimate responsibility to oversee the sub-advisers and recommend their hiring, termination and replacement. The following funds intend to rely on the exemptive order and operate in the manner described above: Cash Reserves Fund, Columbus Circle Technology and Communications Fund, Growth Fund, Large Cap Growth Fund and Strategic Small Company Fund. Shareholders will be notified of any changes in unaffiliated sub-advisers. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-adviser for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-adviser(s) by each Fund.

NOTES TO FINANCIAL STATEMENTS — continued

Sub-Administrator — Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I and Old Mutual Funds III (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Adviser and Old Mutual Fund Services (administrator to Old Mutual Funds I and Old Mutual Funds III) pay the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Adviser or any third party for special, indirect or consequential damages.

Distributor — The Trust entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares of each Fund, separate distribution plans pursuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of each Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund charges a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares and Class C shares of each Fund which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. The Class A and Class C service plan on behalf of the TS&W Mid-Cap Value Fund and Cash Reserves Fund were adopted pursuant to Rule 12b-1. Distribution fees are paid to the Distributor for the sale and distribution of shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

Of the service and distribution fees the Distributor received for the year ended March 31, 2009, it retained the following (000):

| | Service Fees | | Distribution Fees |
	Class A	Class C	Class C
Fund			
Analytic U.S. Long/Short Fund	$ 3	$ 8	$23
Barrow Hanley Value Fund	2	2	5
Columbus Circle Technology and Communications Fund	—	3	10
Focused Fund	—	1	2
Growth Fund	—	3	9
Heitman REIT Fund	6	1	2
Large Cap Growth Fund	1	5	16
Strategic Small Company Fund	—	—	—
TS&W Mid-Cap Value Fund	2	5	14
TS&W Small Cap Value Fund	—	1	4
Cash Reserves Fund	—	2	6
Dwight Intermediate Fixed Income Fund	—	6	17
Dwight Short Term Fixed Income Fund	3	6	7

Amounts designated as "—" are either $0 or have been rounded to $0.

Other Service Providers — The Bank of New York Mellon (the "Custodian") serves as the custodian for each of the Funds.

DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

The Trust entered into a shareholder servicing agreement ("Shareholder Servicing Agreement") with Old Mutual Fund Services to provide shareholder support and other shareholder account-related services. Pursuant to the Shareholder Servicing Agreement, the shareholder service fees are reviewed semi-annually by Old Mutual Fund Services and approved annually by the Board. Shareholder servicing fees are included in transfer agent fees in the Statement of Operations. Shareholder service fees (including out of pocket expenses) paid to Old Mutual Fund Services for the year ended March 31, 2009, were as follows:

Fund	Total (000)	Fund	Total (000)
Advantage Growth Fund	$ —	Large Cap Growth Fund	$77
Analytic U.S. Long/Short Fund	18	Strategic Small Company Fund	11
Barrow Hanley Value Fund	16	TS&W Mid-Cap Value Fund	—
Columbus Circle Technology and Communications Fund	151	TS&W Small Cap Value Fund	7
		Cash Reserves Fund	22
Discover Value Fund	—	Barrow Hanley Core Bond Fund	—
Focused Fund	20	Dwight High Yield Fund	—
Growth Fund	245	Dwight Intermediate Fixed Income Fund	1
Heitman REIT Fund	15	Dwight Short Term Fixed Income Fund	4

The Shareholder Servicing Agreement was terminated effective September 17, 2008. Effective September 17, 2008, Old Mutual Capital entered into an agreement with DST, pursuant to which DST provides call center, correspondence and other shareholder account related services previously provided by Old Mutual Fund Services.

Officers of the Trust who are or were officers of the Adviser, Old Mutual Fund Services or the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the year ended March 31, 2009, were as follows:

	Purchases (000)		Sales (000)	
	Other	U.S. Government	Other	U.S. Government
Advantage Growth Fund	$ 54,224	$ —	$ 82,963	$ —
Analytic U.S. Long/Short Fund	594,993	—	384,781	—
Barrow Hanley Value Fund	66,920	—	21,332	—
Columbus Circle Technology and Communications Fund	378,883	—	395,215	—
Discover Value Fund	64,625	—	59,102	—
Focused Fund	233,317	—	241,501	—
Growth Fund	406,980	—	421,227	—
Heitman REIT Fund	59,435	—	73,071	—
Large Cap Growth Fund	204,730	—	217,327	—
Strategic Small Company Fund	80,205	—	77,866	—
TS&W Mid-Cap Value Fund	121,672	—	102,444	—
TS&W Small Cap Value Fund	71,200	—	62,656	—
Barrow Hanley Core Bond Fund	45,635	58,490	38,933	68,696
Dwight High Yield Fund	9,950	—	7,063	—
Dwight Intermediate Fixed Income Fund	69,597	57,282	82,442	51,939
Dwight Short Term Fixed Income Fund	391,791	49,186	367,196	68,888

Transactions in option contracts written in the Columbus Circle Technology and Communications Fund for the year ended March 31, 2009, were as follows:

Written Options Transactions	Number of Contracts	Premiums Received (000)
Outstanding at March 31, 2008	6,096	$ 2,168
Options written	17,310	4,892
Options exercised	(325)	(5)
Options terminated in closing purchasing transactions	(23,081)	(7,055)
Outstanding at March 31, 2009	—	$ —

5. Capital Share Transactions

	Old Mutual Advantage Growth Fund				Old Mutual Analytic U.S. Long/Short Fund			
	4/1/08 3/31/09		11/19/07* to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	—	$ —	—	$ —	23,936	$258,598	5,787	$ 86,569
Shares Issued from Merger[4]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	21	174	10	144
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	(8,416)	(76,868)	(12,871)	(185,203)
Total Class Z Capital Share Transactions	—	—	—	—	15,541	181,904	(7,074)	(98,490)
Advisor Class[2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	—	—	—	—
Total Advisor Class Capital Share Transactions	—	—	—	—	—	—	—	—
Class A								
Shares Issued	—	—	—	—	862	10,218	1,605	23,323
Shares Issued from Merger[4]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	2	16	3	49
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	(1,303)	(13,834)	(677)	(9,476)
Total Class A Capital Share Transactions	—	—	—	—	(439)	(3,600)	931	13,896
Class C								
Shares Issued	—	—	—	—	141	1,614	700	9,932
Shares Issued from Merger[4]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	1	5	—	5
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	(392)	(3,997)	(117)	(1,625)
Total Class C Capital Share Transactions	—	—	—	—	(250)	(2,378)	583	8,312
Class R[2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Total Class R Capital Share Transactions	—	—	—	—	—	—	—	—
Institutional Class								
Shares Issued	342	3,127[3]	9,177	73,797[1]	953	9,697[3]	4,075	59,194[1]
Shares Issued upon Reinvestment of Distributions	431	2,168	—	—	11	89	18	248
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(4,722)	(31,365)	(86)	(845)	(1,172)	(13,596)	(709)	(10,118)
Total Institutional Class Capital Share Transactions	(3,949)	(26,070)	9,091	72,952	(208)	(3,810)	3,384	49,324

* Inception Date of the Fund

[1] During the year ended March 31, 2008, the Advantage Growth Fund, Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Discover Value Fund and Focused Fund received from new shareholders portfolio securities and cash valued at $62,550, $30,672, $55,947, $37,393, and $23,301, respectively, on the date of the subscription.

[2] Advisor Class and Class R shares for all Funds were closed in 2007. See Note 1 for further details.

[3] During the year ended March 31, 2009, the Advantage Growth Fund, Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Discover Value Fund, and Focused Fund received from new shareholders portfolio securities and cash valued at $1,893, $732, $904, $560, and $477, respectively, on the date of the subscription.

[4] See Note 1.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Barrow Hanley Value Fund				Old Mutual Columbus Circle Technology and Communications Fund				Old Mutual Discover Value Fund				Old Mutual Focused Fund			
	4/1/08 3/31/09		4/1/07 to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08		4/1/08 3/31/09		11/19/07* to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	7,877	$ 40,568	4,104	$ 31,256	568	$ 6,821	1,783	$ 28,956	—	$ —	—	$ —	284	$ 4,868	119	$ 2,981
	—	—	—	—	—	—	—	—	—	—	—	—	2,774	62,087	—	—
	322	1,675	1,750	13,599	—	—	—	—	—	—	—	—	59	902	36	865
	n/a	—	n/a	—	n/a	14	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(4,466)	(24,277)	(6,963)	(60,958)	(2,580)	(32,934)	(3,258)	(48,842)	—	—	—	—	(984)	(18,993)	(427)	(10,389)
	3,733	17,966	(1,109)	(16,103)	(2,012)	(26,099)	(1,475)	(19,886)	—	—	—	—	2,133	48,864	(272)	(6,543)
	—	—	2	15	—	—	2	23	—	—	—	—	—	—	—	—
	—	—	—	2	—	—	—	—	—	—	—	—	—	—	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	—	—	n/a	—
	—	—	(30)	(280)	—	—	(2)	(24)	—	—	—	—	—	—	—	—
	—	—	(28)	(263)	—	—	—	(1)	—	—	—	—	—	—	—	—
	473	2,583	128	1,026	98	1,385	174	2,854	—	—	—	—	71	1,372	42	1,030
	—	—	—	—	—	—	—	—	—	—	—	—	32	725	—	—
	12	58	45	347	—	—	—	—	—	—	—	—	2	28	5	115
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(210)	(1,041)	(134)	(1,189)	(113)	(1,271)	(60)	(911)	—	—	—	—	(48)	(819)	(108)	(2,466)
	275	1,600	39	184	(15)	114	114	1,943	—	—	—	—	57	1,306	(61)	(1,321)
	106	559	61	532	64	827	150	2,371	—	—	—	—	43	728	18	433
	—	—	—	—	—	—	—	—	—	—	—	—	4	82	—	—
	7	36	60	449	—	—	—	—	—	—	—	—	—	6	—	8
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	—	—	n/a	—
	(194)	(1,120)	(106)	(862)	(120)	(1,223)	(22)	(315)	—	—	—	—	(24)	(397)	(7)	(155)
	(81)	(525)	15	119	(56)	(396)	128	2,056	—	—	—	—	23	419	11	286
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	4,509	22,749[3]	7,095	61,483[1]	680	9,636	—	2	1,467	8,331[3]	3,780	37,930[1]	181	3,779[3]	1,028	25,468[1]
	229	1,198	1,063	8,113	—	—	—	—	5	27	—	—	23	344	42	1,015
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(1,543)	(7,785)	(366)	(2,574)	(162)	(1,748)	—	—	(451)	(2,848)	(196)	(1,897)	(206)	(3,587)	(11)	(261)
	3,195	16,162	7,792	67,022	518	7,888	—	2	1,021	5,510	3,584	36,033	(2)	536	1,059	26,222

	Old Mutual Growth Fund				Old Mutual Heitman REIT Fund			
	4/1/08 3/31/09		4/1/07 to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	496	$ 9,282	896	$ 23,905	380	$ 2,670	718	$ 7,830
Shares Issued in Merger[4]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	15	429	98	602	1,464	14,665
Redemption Fees	n/a	—	n/a	—	n/a	1	n/a	—
Shares Redeemed	(2,981)	(64,455)	(4,100)	(108,932)	(1,693)	(12,615)	(6,484)	(88,703)
Total Class Z Capital Share Transactions	(2,485)	(55,173)	(3,189)	(84,598)	(1,215)	(9,342)	(4,302)	(66,208)
Advisor Class[2]								
Shares Issued	—	—	—	—	—	—	83	1,110
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	46	592
Shares Redeemed	—	—	(3)	(75)	—	—	(1,201)	(15,963)
Total Advisor Class Capital Share Transactions	—	—	(3)	(75)	—	—	(1,072)	(14,261)
Class A								
Shares Issued	13	264	11	306	373	2,643	176	1,897
Shares Issued in Merger[4]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	23	136	295	2,798
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Transferred from Advisor Class	n/a	—	n/a	—	—	—	1,010	13,417
Shares Redeemed	(8)	(129)	(5)	(142)	(358)	(2,608)	(357)	(3,564)
Total Class A Capital Share Transactions	5	135	6	164	38	171	1,124	14,548
Class C								
Shares Issued	2	32	99	2,679	75	588	17	157
Shares Issued in Merger[4]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	4	—	2	4	41
Shares Redeemed	(21)	(383)	(6)	(146)	(24)	(156)	(14)	(201)
Total Class C Capital Share Transactions	(19)	(351)	93	2,537	51	434	7	(3)
Class R[2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Total Class R Capital Share Transactions	—	—	—	—	—	—	—	—
Institutional Class								
Shares Issued	721	19,029	—	—	173	1,047[3]	2,148	25,566[1]
Shares Issued in Merger[4]	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	28	201	560	5,260
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(99)	(1,804)	—	—	(2,253)	(19,085)	(24)	(268)
Total Institutional Class Capital Share Transactions	622	17,225	—	—	(2,052)	(17,837)	2,684	30,558

[1] During the year ended March 31, 2008, the Heitman REIT Fund and TS&W Mid-Cap Value Fund received from new shareholders portfolio securities and cash valued at $22,756 and $53,169, respectively, on the date of the subscription.

[2] Advisor Class and Class R shares for all Funds were closed in 2007. See Note 1 for further details.

[3] During the year ended March 31, 2009, the Heitman REIT Fund and TS&W Mid-Cap Value Fund received from new shareholders portfolio securities and cash valued at $342 and $1,704, respectively, on the date of the subscription.

[4] See Note 1.

* Inception date of the Fund

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

Old Mutual Large Cap Growth Fund				Old Mutual Strategic Small Company Fund				Old Mutual TS&W Mid-Cap Value Fund				Old Mutual TS&W Small Cap Value Fund			
4/1/08 3/31/09		4/1/07 to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08		4/1/08 3/31/09		6/4/07* to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
148	$2,085	140	$2,876	1,302	$8,694	116	$1,545	156	$907	—	$—	912	$14,166	134	$3,079
8,383	128,062	—	—	9,095	58,404	—	—	10,696	61,406	—	—	1,995	22,875	—	—
—	—	—	—	—	—	463	5,530	—	—	—	—	338	4,010	356	7,783
n/a	—	n/a	—	—	—	n/a	—	—	—	n/a	—	—	—	n/a	—
(1,281)	(18,762)	(1,246)	(24,895)	(391)	(3,139)	(759)	(10,246)	(130)	(728)	—	—	(610)	(9,080)	(717)	(17,988)
7,250	111,385	(1,106)	(22,019)	10,006	63,959	(180)	(3,171)	10,722	61,585	—	—	2,635	31,971	(227)	(7,126)
—	—	—	2	—	—	11	161	—	—	—	—	—	—	—	—
—	—	—	—	—	—	(1)	—	—	—	—	—	—	—	—	—
—	—	7	(136)	—	—	(76)	(1,113)	—	—	—	—	—	—	—	—
—	—	7	(134)	—	—	(66)	(952)	—	—	—	—	—	—	—	—
75	1,082	77	1,608	18	149	67	892	909	6,479	273	2,567	146	2,339	39	769
44	673	—	—	6	37	—	—	61	349	—	—	37	409	—	—
—	—	—	—	—	—	20	234	3	—	—	—	13	151	4	75
n/a	—	n/a	—	n/a	—	n/a	—	n/a	16	n/a	—	n/a	—	n/a	—
—	—	—	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
(71)	(938)	(7)	(132)	(40)	(311)	(53)	(721)	(296)	(1,921)	(4)	(36)	(59)	(847)	(17)	(418)
48	817	70	1,476	(16)	(125)	34	405	677	4,923	269	2,531	137	2,052	26	426
67	985	197	4,007	3	25	3	42	202	1,555	228	2,182	99	1,306	10	194
30	372	—	—	7	40	—	—	21	118	—	—	17	176	—	—
—	—	—	—	—	—	1	6	—	2	—	—	7	82	5	109
(69)	(917)	(47)	(896)	(1)	(7)	(8)	(101)	(144)	(911)	(5)	(39)	(18)	(281)	(11)	(255)
28	440	150	3,111	9	58	(4)	(53)	79	764	223	2,143	105	1,283	4	48
—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
144	1,594	—	—	62	404	—	—	5,058	34,356[3]	6,759	57,308[1]	—	—	—	—
3	34	—	—	1,831	11,787	—	—	863	4,953	—	—	—	—	—	—
—	—	—	—	—	—	—	—	45	262	4	37	—	—	—	—
n/a	—	n/a	—	—	—	n/a	—	—	—	n/a	—	—	—	n/a	—
(4)	(44)	—	—	(26)	(168)	—	—	(2,274)	(15,816)	(291)	(2,601)	—	—	—	—
143	1,584	—	—	1,867	12,023	—	—	3,692	23,755	6,472	54,744	—	—	—	—

	Old Mutual Barrow Hanley Core Bond Fund				Old Mutual Cash Reserves Fund			
	4/1/08 3/31/09		11/19/07* to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	—	$ —	—	$ —	13,208	$ 13,205	29,717	$ 29,716
Shares Issued upon Reinvestment of Distributions	—	—	—	—	520	520	1,408	1,408
Shares Redeemed	—	—	—	—	(18,535)	(18,536)	(26,491)	(26,493)
Total Class Z Capital Share Transactions	—	—	—	—	(4,807)	(4,811)	4,634	4,631
Advisor Class[2]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Total Advisor Class Capital Share Transactions	—	—	—	—	—	—	—	—
Class A								
Shares Issued	—	—	—	—	2,316	2,316	1,978	1,978
Shares Issued upon Reinvestment of Distributions	—	—	—	—	8	8	7	7
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Transferred from Advisor Class	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	—	—	(2,187)	(2,187)	(1,078)	(1,078)
Total Class A Capital Share Transactions	—	—	—	—	137	137	907	907
Class C								
Shares Issued	—	—	—	—	4,477	4,477	2,897	2,897
Shares Issued upon Reinvestment of Distributions	—	—	—	—	9	9	16	16
Shares Redeemed	—	—	—	—	(2,947)	(2,947)	(1,224)	(1,224)
Total Class C Capital Share Transactions	—	—	—	—	1,539	1,539	1,689	1,689
Class R[2]								
Shares Issued	—	—	—	—	—	—	1	1
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	(1)	(1)
Total Class R Capital Share Transactions	—	—	—	—	—	—	—	—
Institutional Class								
Shares Issued	1,702	17,030[3]	4,690	46,379[1]	—	—	1	1
Shares Issued upon Reinvestment of Distributions	329	3,245	65	661	—	—	—	—
Shares Redeemed	(2,322)	(22,799)	(136)	(1,367)	—	—	—	—
Total Institutional Class Capital Share Transactions	(291)	(2,524)	4,619	45,673	—	—	1	1

* Inception Date of the Fund

[1] During the year ended March 31, 2008, the Barrow Hanley Core Bond Fund, Dwight High Yield Fund and Dwight Intermediate Fixed Income Fund received from new shareholders portfolio securities and cash valued at $41,979, $6,326, and $60,473, respectively on the date of the subscription.

[2] Advisor Class and Class R shares for all Funds were closed in 2007. See Note 1 for further details.

[3] During the year ended March 31, 2009, the Barrow Hanley Core Bond Fund, Dwight High Yield Fund and Dwight Intermediate Fixed Income Fund received from new shareholders portfolio securities and cash valued at $2,095, $589 and $3,652, respectively, on the date of the subscription.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Dwight High Yield Fund				Old Mutual Dwight Intermediate Fixed Income Fund				Old Mutual Dwight Short Term Fixed Income Fund			
	4/1/08 3/31/09		11/19/07* to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08		4/1/08 3/31/09		4/1/07 to 3/31/08	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	—	$ —	—	$ —	672	$ 6,646	192	$ 1,955	621	$ 6,085	178	$ 1,785
	—	—	—	—	29	285	24	237	542	5,310	695	6,914
	—	—	—	—	(306)	(3,023)	(699)	(7,045)	(3,541)	(34,528)	(3,971)	(39,514)
	—	—	—	—	395	3,908	(483)	(4,853)	(2,378)	(23,133)	(3,098)	(30,815)
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	1	6
	—	—	—	—	—	—	—	—	—	—	(47)	(464)
	—	—	—	—	—	—	—	—	—	—	(46)	(458)
	—	—	—	—	3,910	38,680	94	958	3,151	30,792	521	5,213
	—	—	—	—	26	251	1	6	11	108	2	18
	n/a	—	n/a	—	—	—	n/a	—	n/a	1	n/a	—
	n/a	—	n/a	—	—	—	n/a	—	n/a	—	29	292
	—	—	—	—	(447)	(4,401)	(74)	(751)	(480)	(4,682)	(447)	(4,508)
	—	—	—	—	3,489	34,530	21	213	2,682	26,219	105	1,015
	—	—	—	—	1,465	14,319	157	1,593	1,141	11,115	598	5,971
	—	—	—	—	6	58	—	4	7	64	2	17
	—	—	—	—	(73)	(717)	(58)	(588)	(183)	(1,781)	(346)	(3,473)
	—	—	—	—	1,398	13,660	99	1,009	965	9,398	254	2,515
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	480	4,566[3]	967	10,035[1]	379	3,852[3]	7,208	71,404[1]	19	188	2	25
	136	1,134	26	252	278	2,730	122	1,236	—	2	—	—
	(335)	(2,664)	(67)	(665)	(5,416)	(53,741)	(483)	(4,900)	(6)	(58)	—	—
	281	3,036	926	9,622	(4,759)	(47,159)	6,847	67,740	13	132	2	25

Notes to Financial Statements — continued

6. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Funds are subject to the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2005-2008 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended March 31, 2009, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital, undistributed net investment income or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2009, primarily attributable to certain losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, fund reorganizations, capital loss carryforwards that expire in the current year due to Internal Revenue Code Section 382 limitations, REIT reclasses between net investment income and long-term capital, dividends on short sales and to equalization, which classifies earnings and profits distributed to shareholders on the redemption of shares as a deemed dividend. These permanent differences were reclassified to/from the following accounts:

	Increase/ (Decrease) Paid- in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Advantage Growth Fund	$ 103	$ 13	$ (116)
Analytic U.S. Long/Short Fund	—	158	(158)
Discover Value Fund	3	1	(4)
Focused Fund	74,028	8	(74,036)
Growth Fund	—	1	(1)
Heitman REIT Fund	(47)	(736)	783
Large Cap Growth Fund	27,485	10	(27,495)
Strategic Small Company Fund	281,004	(8)	(280,996)
TS&W Mid-Cap Value Fund	39,034	—	(39,034)
TS&W Small Cap Value Fund	9,388	1	(9,389)
Barrow Hanley Core Bond Fund	—	(14)	14
Dwight High Yield Fund	(24)	6	18
Dwight Intermediate Fixed Income Fund	3	(48)	45
Dwight Short Term Fixed Income Fund	—	(348)	348

These reclassifications had no effect on net assets or net asset value per share.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2008 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended March 31, 2009 and 2008 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Advantage Growth Fund				
2009	$ —	$ 2,168	$ —	$ 2,168
Analytic U.S. Long/Short Fund				
2009	741	—	—	741
2008	460	—	—	460
Barrow Hanley Value Fund				
2009	3,081	—	—	3,081
2008	6,958	16,026	—	22,984
Discover Value Fund				
2009	27	—	—	27
Focused Fund				
2009	1,038	284	—	1,322
2008	1,239	836	—	2,075
Growth Fund				
2008	436	—	—	436
Heitman REIT Fund*				
2009	1,586	—	47	1,633
2008	8,635	25,107	—	33,742
Strategic Small Company Fund				
2008	4,237	1,789	—	6,026
TS&W Mid-Cap Value Fund[2]				
2009	297	—	—	297
2008	37	—	—	37
TS&W Small Cap Value Fund				
2009	46	4,325	—	4,371
2008	411	7,840	—	8,251
Barrow Hanley Core Bond Fund[1]				
2009	3,042	203	—	3,245
2008	747	—	—	747
Cash Reserves Fund				
2009	549	—	—	549
2008	1,470	—	—	1,470
Dwight High Yield Fund[1]				
2009	1,121	—	13	1,134
2008	253	—	—	253
Dwight Intermediate Fixed Income Fund				
2009	3,994	508	—	4,502
2008	1,541	—	—	1,541
Dwight Short Term Fixed Income Fund				
2009	5,791	—	—	5,791
2008	7,017	—	—	7,017

[1] The Fund commenced operations on November 19, 2007.

[2] The Fund commenced operations on June 4, 2007.

* Information reflects fund activity for tax purposes based on the Fund's December 31 tax reporting year.

The following Funds did not declare dividends or distributions during the year ended March 31, 2009 and 2008: Columbus Circle Technology and Communications Fund and Large Cap Growth Fund. Advantage Growth Fund and Discover Value Fund did not declare dividends or distributions during the year ended March 31, 2008. The Growth Fund and Strategic Small Company Fund did not declare dividends or distributions during the year ended March 31, 2009.

Amounts designated as "—" are either $0 or have been rounded to $0.

As of March 31, 2009, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gains (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Advantage Growth Fund	$ —	$ —	$ (9,743)	$ (5,196)	$ (6,125)	$—	$ (21,064)
Analytic U.S. Long/Short Fund	344	—	(34,450)	(50,845)	(36,895)	—	(121,846)
Barrow Hanley Value Fund	977	—	(2,586)	(1,825)	(61,389)	—	(64,823)
Columbus Circle Technology and Communications Fund	1,623	—	(2,375,196)	(24,800)	6,861	—	(2,391,512)
Discover Value Fund	23	—	(3,533)	(7,122)	(7,189)	—	(17,821)
Focused Fund	256	—	(90,921)	(8,882)	(9,463)	—	(109,010)
Growth Fund	24,046	—	(1,170,778)	(53,871)	(53,379)	—	(1,253,982)
Heitman REIT Fund*	1	—	(6,872)	(11,159)	(1,781)	—	(19,811)
Large Cap Growth Fund	164	—	(330,430)	(24,007)	(22,247)	—	(376,520)
Strategic Small Company Fund	1	—	(280,482)	(6,760)	(11,587)	—	(298,828)
TS&W Mid-Cap Value Fund	106	—	(41,559)	(32,282)	(15,165)	—	(88,900)
TS&W Small Cap Value Fund	12	—	(13,340)	(6,936)	(5,382)	—	(25,646)
Barrow Hanley Core Bond Fund	1,026	229	—	—	(1,392)	—	(137)
Cash Reserves Fund	—	—	(2)	—	—	—	(2)
Dwight High Yield Fund	—	—	(502)	(14)	(2,807)	—	(3,323)
Dwight Intermediate Fixed Income Fund	417	—	—	(133)	(1,075)	—	(791)
Dwight Short Term Fixed Income Fund	5	—	(1,222)	(1,492)	(3,977)	—	(6,686)

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2008 tax reporting year.

 Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through March 31, 2009 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

As of March 31, 2009, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund	2010	2011	2012	2013	2014	2015	2016	2017	Total
Advantage Growth Fund	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 9,743	$ 9,743
Analytic U.S. Long/Short Fund	—	10,565	—	—	—	—	4,227	19,658	34,450
Barrow Hanley Value Fund	—	—	—	—	—	—	—	2,586	2,586
Columbus Circle Technology and Communications Fund	1,941,003	425,950	—	—	—	—	—	8,243	2,375,196
Discover Value Fund	—	—	—	—	—	—	—	3,533	3,533
Focused Fund	73,272	—	—	—	—	—	—	17,649	90,921
Growth Fund	—	—	—	841,900	312,740	—	—	16,138	1,170,778
Heitman REIT*	—	—	—	—	—	—	6,872	—	6,872
Large Cap Growth Fund	6,735	180,999	105,397	—	—	—	20,211	17,088	330,430
Strategic Small Company Fund	—	—	—	—	—	—	275,941	4,541	280,482
TS&W Mid-Cap Value Fund	—	—	—	—	—	—	37,561	3,998	41,559
TS&W Small Cap Value Fund	1,302	—	—	—	—	—	7,298	4,740	13,340
Cash Reserves Fund	2	—	—	—	—	—	—	—	2
Dwight High Yield Fund	—	—	—	—	—	—	—	502	502
Dwight Short Term Fixed Income Fund	—	—	—	—	—	1,222	—	—	1,222

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2008 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2009, the following Funds utilized capital loss carryforwards to offset realized capital gains (000):

Fund	
Cash Reserves Fund	$ 2
Dwight Short Term Fixed Income Fund	1,845

Of the capital loss carryforwards attributable to the Focused Fund, Large Cap Growth Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund and TS&W Small Cap Value Fund, the following amounts may be limited as a result of the reorganizations described in Note 1 and to the extent unrealized gains and losses that existed at the time of the reorganization are realized, the capital loss carryforwards may be further limited for up to five years from the date of the reorganization (000):

	Total Capital Loss Carryforwards at 03/31/09	Amounts limited annually due to 03/27/09 reorganization	Amounts limited annually due to 04/25/08 reorganization
Focused Fund	$ 90,921	$ —	$ —
Large Cap Growth Fund	330,430	20,211	6,735
Strategic Small Company Fund	280,482	4,541	—
TS&W Mid-Cap Value Fund	41,559	4,078	—
TS&W Small Cap Value Fund	13,340	8,599	—

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written options contracts, held by each Fund excluding the Cash Reserves Fund, at March 31, 2009, were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Advantage Growth Fund	$ 31,901	$ 1,044	$ (7,169)	$ (6,125)
Analytic U.S. Long/Short Fund	263,053	5,858	(50,901)	(45,043)
Barrow Hanley Value Fund	176,446	3,141	(64,530)	(61,389)
Columbus Circle Technology and Communications Fund	88,617	11,406	(4,545)	6,861
Discover Value Fund	31,055	1,181	(8,370)	(7,189)
Focused Fund	70,613	532	(9,995)	(9,463)
Growth Fund	330,328	15,198	(68,577)	(53,379)
Heitman REIT Fund*	46,209	5,747	(7,528)	(1,781)
Large Cap Growth Fund	163,676	9,141	(31,388)	(22,247)
Strategic Small Company Fund	102,642	1,909	(13,496)	(11,587)
TS&W Mid-Cap Value Fund	137,432	1,893	(17,058)	(15,165)
TS&W Small Cap Value Fund	66,092	2,708	(8,090)	(5,382)
Barrow Hanley Core Bond Fund	44,210	1,004	(2,396)	(1,392)
Dwight High Yield Fund	11,806	223	(3,030)	(2,807)
Dwight Fixed Intermediate Income Fund	76,026	1,580	(2,655)	(1,075)
Dwight Short Term Fixed Income Fund	192,084	1,730	(5,707)	(3,977)

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2008 tax reporting year.

7. Concentrations/Risks

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed by Wellington to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain Funds invest a high percentage of their assets in specific sectors of the market, including technology and real estate. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund and Columbus Circle Technology and Communications Fund are concentrated, which means they may invest 25% or more of their net assets in specific industries.

There are risks associated with selling short, including the risk that a Fund engaged in short sales may have to cover its short positions at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

The Dwight High Yield Fund invests in high yield securities which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These high yield securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments and may be subject to significant price fluctuations.

Certain funds may invest in mortgage related or other asset backed securities. These securities include mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, CMO residuals, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage-related or asset-backed securities may be particularly sensitive to changes in prevailing interest rates, decreases in real estate values and early repayment of principal on some mortgage-related securities may expose a Fund to a lower rate of return upon reinvestment of principal. The value of these securities may also fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although certain mortgages and mortgage-related securities are supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

8. Interfund Lending

Pursuant to resolutions adopted by the Board of Trustees of each of the Trust and Old Mutual Funds I (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 8, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended March 31, 2009.

9. Litigation

In June 2004, Pilgrim Baxter & Associates, Ltd. ("PBA", now known as Liberty Ridge), reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met by a series portfolio of the PHBG Funds (now known as Old Mutual Funds II) then in existence, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the advisory or management services it provides to that Fund.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds, PBA, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, PBA and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. PBHG Funds was not named in the Order. In the Order, the WV Securities Division alleged that PBA permitted short-term trading in excess of the PBHG Funds' disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the PBHG Funds. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that PBA cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, the Adviser does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment adviser to the Portfolios. However, neither Liberty Ridge nor the Adviser is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Funds to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Funds.

10. Expenses Borne by Adviser

Legal, printing and/or compliance audit expenses relating to the SEC and NYAG examinations and the Civil Litigation described above in Note 9 were incurred and the Adviser and/or Liberty Ridge has paid these expenses on behalf of the Trust. Had the Adviser and/or Liberty Ridge not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2009, 2008, 2007, 2006 and 2005.

11. New Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"), which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and for interim periods within those fiscal years. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Funds' financial statement disclosures.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Old Mutual Funds II:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Advantage Growth Fund, Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Focused Fund, Old Mutual Growth Fund, Old Mutual Heitman REIT Fund, Old Mutual Large Cap Growth Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Small Cap Value Fund, Old Mutual TS&W Mid-Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Cash Reserves Fund, Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, and Old Mutual Dwight Short Term Fixed Income Fund (constituting Old Mutual Funds II, hereafter referred to as the "Funds") at March 31, 2009 and the results of each of their operations, the changes in each of their net assets, and of the cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights for each of the periods indicated in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2009 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 19, 2009

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a March 31, 2009 tax year end, this notice is for informational purposes only. For shareholders with a March 31, 2009 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year March 31, 2009, each fund is designating the following items or those amounts determined necessary with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Old Mutual Advantage Growth Fund	$2,167,598	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Analytic U.S. Long/Short Fund	—	100.00%	100.00%	0.81%	0.00%	0.00%
Old Mutual Barrow Hanley Value Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual Columbus Circle Technology and Communications Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Discover Value Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual Focused Fund	284,795	86.58%	86.88%	0.00%	0.00%	0.00%
Old Mutual Growth Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Heitman REIT Fund	—	0.00%	0.00%	0.00%	2.23%	0.00%
Old Mutual Large Cap Growth Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual Strategic Small Company Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual TS&W Mid-Cap Value Fund	—	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual TS&W Small Cap Value Fund	4,325,022	100.00%	100.00%	0.00%	0.00%	0.00%
Old Mutual Barrow Hanley Core Bond Fund	202,822	0.00%	0.00%	53.18%	100.00%	100.00%
Old Mutual Cash Reserves Fund	—	0.00%	0.00%	41.04%	100.00%	0.00%
Old Mutual Dwight High Yield Fund	—	0.00%	0.00%	0.00%	97.56%	0.00%
Old Mutual Dwight Intermediate Fixed Income Fund	545,086	0.00%	0.00%	46.34%	100.00%	52.35%
Old Mutual Dwight Short Term Fixed Income Fund	—	0.00%	0.00%	14.10%	100.00%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S withholding tax when paid to foreign investors.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction.

PROXY VOTING AND PORTFOLIO HOLDINGS (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — March 31, 2009

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2009.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 10/1/08	Ending Account Value 3/31/09	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 10/1/08	Ending Account Value 3/31/09	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Advantage Growth Fund — Institutional Class					Old Mutual Barrow Hanley Value Fund — Class C				
Actual Fund Return	$1,000.00	$ 997.47	1.00%	$ 4.98	Actual Fund Return	$1,000.00	$ 996.87	2.10%	$10.45
Hypothetical 5% Return	1,000.00	1,024.81	1.00	5.05	Hypothetical 5% Return	1,000.00	1,024.76	2.10	10.60
Old Mutual Analytic U.S. Long/Short Fund — Class A					Old Mutual Barrow Hanley Value Fund — Class Z				
Actual Fund Return	1,000.00	996.94	2.15	10.70	Actual Fund Return	1,000.00	689.20	1.10	4.63
Hypothetical 5% Return	1,000.00	1,024.76	2.15	10.85	Hypothetical 5% Return	1,000.00	1,019.39	1.10	5.54
Old Mutual Analytic U.S. Long/Short Fund — Class C					Old Mutual Barrow Hanley Value Fund — Institutional Class				
Actual Fund Return	1,000.00	996.92	2.89	14.39	Actual Fund Return	1,000.00	996.92	0.90	4.48
Hypothetical 5% Return	1,000.00	1,024.72	2.89	14.59	Hypothetical 5% Return	1,000.00	1,024.82	0.90	4.54
Old Mutual Analytic U.S. Long/Short Fund — Class Z					Old Mutual Columbus Circle Technology and Communications Fund — Class A				
Actual Fund Return	1,000.00	694.70	1.95	8.24	Actual Fund Return	1,000.00	998.19	1.70	8.47
Hypothetical 5% Return	1,000.00	1,015.17	1.95	9.80	Hypothetical 5% Return	1,000.00	1,024.78	1.70	8.58
Old Mutual Analytic U.S. Long/Short Fund — Institutional Class					Old Mutual Columbus Circle Technology and Communications Fund — Class C				
Actual Fund Return	1,000.00	996.96	1.70	8.46	Actual Fund Return	1,000.00	998.15	2.45	12.21
Hypothetical 5% Return	1,000.00	1,024.78	1.70	8.58	Hypothetical 5% Return	1,000.00	1,024.74	2.45	12.37
Old Mutual Barrow Hanley Value Fund — Class A					Old Mutual Columbus Circle Technology and Communications Fund — Class Z				
Actual Fund Return	1,000.00	996.90	1.35	6.72	Actual Fund Return	1,000.00	819.40	1.45	6.58
Hypothetical 5% Return	1,000.00	1,024.80	1.35	6.81	Hypothetical 5% Return	1,000.00	1,017.65	1.45	7.29

FUND EXPENSES EXAMPLE (Unaudited) — concluded

	Beginning Account Value 10/1/08	Ending Account Value 3/31/09	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Columbus Circle Technology and Communications Fund — Institutional Class				
Actual Fund Return	$1,000.00	$ 998.20	1.20%	$ 5.98
Hypothetical 5% Return	1,000.00	1,024.80	1.20	6.06
Old Mutual Discover Value Fund — Institutional Class				
Actual Fund Return	1,000.00	995.90	1.17	5.82
Hypothetical 5% Return	1,000.00	1,024.81	1.17	5.91
Old Mutual Focused Fund — Class A				
Actual Fund Return	1,000.00	997.51	1.29	6.42
Hypothetical 5% Return	1,000.00	1,024.80	1.29	6.51
Old Mutual Focused Fund — Class C				
Actual Fund Return	1,000.00	997.48	2.07	10.31
Hypothetical 5% Return	1,000.00	1,024.76	2.07	10.45
Old Mutual Focused Fund — Class Z				
Actual Fund Return	1,000.00	751.40	1.07	4.67
Hypothetical 5% Return	1,000.00	1,019.54	1.07	5.39
Old Mutual Focused Fund — Institutional Class				
Actual Fund Return	1,000.00	997.53	0.59	2.94
Hypothetical 5% Return	1,000.00	1,024.83	0.59	2.98
Old Mutual Growth Fund — Class A				
Actual Fund Return	1,000.00	997.58	1.35	6.72
Hypothetical 5% Return	1,000.00	1,024.80	1.35	6.81
Old Mutual Growth Fund — Class C				
Actual Fund Return	1,000.00	997.55	2.10	10.46
Hypothetical 5% Return	1,000.00	1,024.76	2.10	10.60
Old Mutual Growth Fund — Class Z				
Actual Fund Return	1,000.00	758.80	1.10	4.82
Hypothetical 5% Return	1,000.00	1,019.39	1.10	5.54
Old Mutual Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	997.59	0.95	4.73
Hypothetical 5% Return	1,000.00	1,024.82	0.95	4.80
Old Mutual Heitman REIT Fund — Class A				
Actual Fund Return	1,000.00	994.09	1.19	5.92
Hypothetical 5% Return	1,000.00	1,024.80	1.19	6.01
Old Mutual Heitman REIT Fund — Class C				
Actual Fund Return	1,000.00	994.08	1.93	9.60
Hypothetical 5% Return	1,000.00	1,024.77	1.93	9.74
Old Mutual Heitman REIT Fund — Class Z				
Actual Fund Return	1,000.00	410.60	0.68	2.39
Hypothetical 5% Return	1,000.00	686.72	0.68	3.43
Old Mutual Heitman REIT Fund — Institutional Class				
Actual Fund Return	1,000.00	994.11	0.64	3.18
Hypothetical 5% Return	1,000.00	1,024.83	0.64	3.23
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	1,000.00	997.15	1.50	7.47
Hypothetical 5% Return	1,000.00	1,024.79	1.50	7.57

	Beginning Account Value 10/1/08	Ending Account Value 3/31/09	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Growth Fund — Class C				
Actual Fund Return	$1,000.00	$ 997.12	2.25%	$11.20
Hypothetical 5% Return	1,000.00	1,024.75	2.25	11.36
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	1,000.00	715.30	1.25	5.35
Hypothetical 5% Return	1,000.00	1,018.65	1.25	6.29
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	997.17	0.95	4.73
Hypothetical 5% Return	1,000.00	1,024.82	0.95	4.80
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	996.99	0.99	4.93
Hypothetical 5% Return	1,000.00	1,024.81	0.99	5.00
Old Mutual Strategic Small Company Fund — Class C				
Actual Fund Return	1,000.00	996.97	1.65	8.21
Hypothetical 5% Return	1,000.00	1,024.78	1.65	8.33
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	699.20	0.78	3.30
Hypothetical 5% Return	1,000.00	1,020.98	0.78	3.93
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	996.99	1.05	5.23
Hypothetical 5% Return	1,000.00	1,024.81	1.05	5.30
Old Mutual TS&W Mid-Cap Value Fund — Class A				
Actual Fund Return	1,000.00	997.22	1.40	6.97
Hypothetical 5% Return	1,000.00	1,024.79	1.40	7.07
Old Mutual TS&W Mid-Cap Value Fund — Class C				
Actual Fund Return	1,000.00	997.18	2.15	10.71
Hypothetical 5% Return	1,000.00	1,024.76	2.15	10.85
Old Mutual TS&W Mid-Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	828.80	1.12	3.14**
Hypothetical 5% Return	1,000.00	1,019.29	1.12	5.64
Old Mutual TS&W Mid-Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	997.23	1.00	4.98
Hypothetical 5% Return	1,000.00	1,024.81	1.00	5.05
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	996.60	1.50	7.47
Hypothetical 5% Return	1,000.00	1,024.79	1.50	7.57
Old Mutual TS&W Small Cap Value Fund — Class C				
Actual Fund Return	1,000.00	996.58	1.77	8.81
Hypothetical 5% Return	1,000.00	1,024.77	1.77	8.94
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	660.30	1.14	4.72
Hypothetical 5% Return	1,000.00	1,019.19	1.14	5.74
Old Mutual TS&W Small Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	997.22	1.09	3.34**
Hypothetical 5% Return	1,000.00	1,024.81	1.09	5.50

	Beginning Account Value 10/1/08	Ending Account Value 3/31/09	Annualized Expense Ratio for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Barrow Hanley Core Bond Fund — Institutional Class				
Actual Fund Return	$1,000.00	$1,000.59	0.70%	$3.49
Hypothetical 5% Return	1,000.00	1,024.83	0.70	3.53
Old Mutual Cash Reserves Fund — Class A				
Actual Fund Return	1,000.00	1,000.04	0.90	4.49
Hypothetical 5% Return	1,000.00	1,024.82	0.90	4.54
Old Mutual Cash Reserves Fund — Class C				
Actual Fund Return	1,000.00	1,000.02	1.42	7.08
Hypothetical 5% Return	1,000.00	1,024.79	1.42	7.17
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,005.30	0.70	3.50
Hypothetical 5% Return	1,000.00	1,021.38	0.70	3.53
Old Mutual Cash Reserves Fund — Institutional Class				
Actual Fund Return	1,000.00	1,000.07	0.35	1.75
Hypothetical 5% Return	1,000.00	1,024.85	0.35	1.77
Old Mutual Dwight High Yield Fund — Institutional Class				
Actual Fund Return	1,000.00	999.44	0.80	3.99
Hypothetical 5% Return	1,000.00	1,024.82	0.80	4.04
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,000.47	0.83	4.14
Hypothetical 5% Return	1,000.00	1,024.82	0.83	4.19
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,000.43	1.58	7.88
Hypothetical 5% Return	1,000.00	1,024.78	1.58	7.98
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	$1,000.00	$1,047.80	0.51%	$2.60
Hypothetical 5% Return	1,000.00	1,022.33	0.51	2.57
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,000.49	0.50	2.49
Hypothetical 5% Return	1,000.00	1,024.84	0.50	2.52
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,000.09	0.95	4.74
Hypothetical 5% Return	1,000.00	1,024.82	0.95	4.80
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,000.06	1.45	7.23
Hypothetical 5% Return	1,000.00	1,024.79	1.45	7.32
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,010.70	0.70	3.51
Hypothetical 5% Return	1,000.00	1,021.38	0.70	3.53
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,000.12	0.55	2.74
Hypothetical 5% Return	1,000.00	1,024.84	0.55	2.78

*   Unless otherwise noted, expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 182/365 days (to reflect the one-half year period).

** Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 112/365 days (to reflect the period since commencement of operations).

Board of Trustees and Officers of the Trust

As of March 31, 2009 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee also serves as a Trustee for Old Mutual Funds III and Mr. Bartholdson also serves as a Trustee for Old Mutual Funds I, other registered investment companies managed by the Adviser. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Trust's Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee^
Leigh A. Wilson (Age: 64)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC, 2000 – 2004, and Chimney Rock Winery Corp (winery), 1985 – 2004.	30	Caledonia Mining Corporation; Old Mutual Funds III (13 portfolios); The Victory Portfolios; The Victory Institutional Funds; and The Victory Variable Insurance Funds.
John R. Bartholdson (Age: 64)	Trustee	Since 1995	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	42	Old Mutual Funds I (12 portfolios); Old Mutual Funds III (13 portfolios); ING Clarion Real Estate Income Fund; and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (Age: 62)	Trustee	Since 1995	Retired. Consultant, Syrus Associates (business and marketing consulting firm), 1986 – 2002.	30	Old Mutual Funds III (13 portfolios); EQ Advisors Trust; and AXA Enterprise Funds Trust.
Albert A. Miller (Age: 74)	Trustee	Since 1995	Retired. Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores), 1980 – 2002. Senior Vice President, Cherry & Webb, CWT Specialty Stores, 1995 – 2000.	30	Old Mutual Funds III (13 portfolios).

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

INTERESTED TRUSTEE

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee^
Thomas M. Turpin** (Age: 48)	Interested Trustee	Since 2007	Interim Chief Executive Officer (April 2008 – present) and Chief Operating Officer (2002 – April 2008), Old Mutual US Holdings Inc. Chief Executive Officer, Old Mutual Asset Management, June 2008 – present.	30	Old Mutual Funds III (13 portfolios).

* Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

** Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Certain Officers also serve as an officer in a similar capacity for Old Mutual Funds I and Old Mutual Funds III, other registered investment companies managed by the Adviser.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age*	Position(s) Held with the Trust	Term of Office and Length of Time Served**	Principal Occupation(s) During Past Five Years
Julian F. Sluyters (Age: 48)	President and Principal Executive Officer	Since 2006	Chief Executive Officer (June 2008 – present), President (October 2006 – present), and Chief Operating Officer (October 2006 – June 2008), Old Mutual Capital, Inc. President, Chief Financial Officer and Treasurer, Old Mutual Fund Services (October 2006 – present). President (November 2008 – present), Old Mutual Investment Partners. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.
Edward J. Veilleux (Age: 65)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Insurance Series Fund, since 2005. Chief Compliance Officer, The Victory Portfolios, since October 2005. President EJV Financial Services, LLC, since May 2002.
Andra C. Ozols (Age: 47)	Vice President and Secretary	Since 2005	Chief Administrative Officer (September 2009 – present), Senior Vice President, Secretary, and General Counsel (July 2005 – present), Old Mutual Capital, Inc. and Old Mutual Investment Partners. Senior Vice President, Secretary, and General Counsel (July 2005 – present), Old Mutual Fund Services. Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005), and Vice President (2002 – 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation, 2003 – 2005. Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005) and Vice President (2002 – 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 39)	Assistant Secretary	Since 2005	Vice President (December 2006 – present) and Associate General Counsel (October 2005 – present), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn L. Santoro (Age: 34)	Assistant Secretary	Since 2007	Vice President and Associate General Counsel (January 2009 – present) and Associate Counsel (November 2005 – January 2009), Old Mutual Capital, Inc. Associate Attorney, Hall & Evans, LLC, 2004 – 2005.
James F. Lummanick (Age: 61)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer (July 2005 – present), Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services. Chief Compliance Officer, Old Mutual Funds I (2005 – present) and Old Mutual Funds III (2008 – present). Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Robert T. Kelly (Age: 39)	Treasurer and Principal Financial Officer	Since 2006	Vice President (June 2007 – present), Old Mutual Capital, Inc. and Vice President (October 2006 – present), Old Mutual Fund Services. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – February 2006.
Robert D. Lujan (Age: 42)	Assistant Treasurer	Since 2006	Fund Services Manager (July 2006 – present), Old Mutual Fund Services. Fund Accounting Supervisor, Janus Capital Group, 2003 – July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 – 2003.
Kathryn A. Burns (Age: 32)	Assistant Treasurer	Since 2006	Assistant Vice President (January 2009 – present) and Regulatory Reporting Manager (August 2006 – present), Old Mutual Fund Services. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS (Unaudited)

Background

On November 13, 2008, the Board of Trustees ("Board" or "Trustees") of Old Mutual Funds II (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of investment management agreements (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisers (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2008, for a one year period ending December 31, 2009. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisers, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on November 13, 2008, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and the more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"). In addition, the Board considered OMCAP's contractual agreement to limit the Funds' expenses through July 31, 2009. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the sub-advisers; the compliance programs of OMCAP and the sub-advisers; brokerage practices, including the extent the sub-advisers obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structures for each Fund except the Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund (the "Excluded Funds"). The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the sub-advisers (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund performance, advisory fees and expense levels.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund other than the Excluded Funds. These factors included:

- The nature and quality of the services provided by OMCAP and the sub-advisers, including Fund performance

- Management fees incurred by other mutual funds for like services

- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit

- Profit margins of OMCAP and its affiliates and the sub-advisers from providing the services

- Management fees charged by OMCAP and the sub-advisers to institutional and other clients

- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the sub-advisers

- Reviewed year to date through August 31, 2008 financial information presented by OMCAP and each of the sub-advisers

- Prepared additional spreadsheets and analysis regarding the financial information

- Visited the offices of OMCAP and selected sub-advisers during the course of the year to interview portfolio managers and administrative officers

- Attended all of the Trust's regularly scheduled 2008 Board meetings either in-person or telephonically and listened to presentations from OMCAP and the sub-advisers

- Reviewed performance information prepared by Lipper which compared the performance of each Fund with the performance of other funds in its investment category for the 12 month, 24 month and 32 month periods ending August 31, 2008

- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund with those of other funds in its Lipper peer universe for the 12 month period ending August 31, 2008

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreement (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring, which resulted in the effective Management Fee for most Funds being reduced to a level at or below the median combined advisory and administrative fees paid by unaffiliated funds in a peer group selected by Lipper. The Board also considered a further management fee reduction proposed by OMCAP for the Old Mutual TS&W Small Cap Value Fund in connection with the reorganization of the Old Mutual Small Cap Fund which, if approved by shareholders, would take effect on or around March 6, 2009. The Board further considered the current Management Fee for each Fund as compared to Lipper data as of August 31, 2008. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the sub-adviser(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders. These expense limitations provided a meaningful reduction to several Funds' expense ratios and brought the total annual operating expense ratios of some Funds to levels at or near the median total expense ratios of unaffiliated funds in a peer group selected by Lipper. The Board also considered further expense reductions proposed by OMCAP for the Old Mutual Strategic Small Company Fund and the Old Mutual TS&W Small Cap Value Fund in connection with the reorganizations of the Old Mutual Developing Growth Fund and Old Mutual Small Cap Fund which, if approved by shareholders, would take effect on or around March 6, 2009. The Board further considered that OMCAP committed to extend the expense limitations negotiated in connection with the 2006 Reorganization through July 31, 2009, which otherwise would have expired December 31, 2008.

- *Performance* — With respect to the sub-advisers, the Board considered the historical investment performance of each sub-adviser in managing the Funds and compared the sub-advisers' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Developing Growth, Growth, Large Cap Growth, Select Growth, Small Cap and Strategic Small Company Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual sub-advisers.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former investment advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the sub-advisers in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Advantage Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the nine month period ending August 31, 2008 ranked it in the 99th percentile of the Fund's Lipper performance group. The Trustees noted that performance for the one year period ending August 31, 2008 was impacted by significant market volatility during the period and the performance of Provident Investment Counsel ("PIC"), a sub-adviser to the Fund.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was at the median of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was slightly higher than the median of the Fund's Lipper expense group, but that after OMCAP applied contractual fee waivers for the Fund's Institutional Class shares, the Management Fee was below the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.00% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees also considered that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked in the 64th percentile of the Fund's Lipper expense group.

Board Conclusions — The Board noted the Fund's weak relative short-term performance and that it would monitor the Fund in this regard. The Board also noted OMCAP's proposal to terminate the sub-advisory agreement with PIC effective December 1, 2008, and resulting reallocation of the Fund's assets managed by PIC to the Fund's other sub-adviser, Ashfield Capital Partners, LLC ("Ashfield"). The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, and the net Management Fee below the median of the Fund's Lipper expense group, the Management Fee was appropriate and the Management Agreement with OMCAP should be approved.

Old Mutual Analytic U.S. Long/Short Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Analytic Investors, LLC ("Analytic"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class A share performance for the one year period ending August 31, 2008 ranked it in the 72nd percentile of the Fund's Lipper performance universe. The Trustees further considered that the Fund's Class A share performance for the two year period and the thirty-two month period ending August 31, 2008 ranked it in the 38th percentile and 50th percentile of the Fund's Lipper performance universe, respectively. The Trustees noted that performance for the one year period ending August 31, 2008 was impacted by significant market volatility during the period.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.80% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was the most competitive fee in its Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee was the most competitive fee in its Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.35% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees also considered that the Fund's net total annual operating expenses for Class A shares after waivers ranked in the 33rd percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's favorable long-term performance, the continuation of fee caps put in place at the beginning of 2006 and the competitive contractual Management Fee supported the continuation of the Management Agreement and Sub-Advisory Agreement with Analytic for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the contractual Management Fee levels below the median of the Fund's Lipper expense group, the zero net Management Fee after contractual fee waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Analytic should be approved.

Old Mutual Barrow Hanley Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees noted that the Fund's Class A share performance for the one year, two year and thirty-two month periods ending August 31, 2008 ranked it in the 92nd percentile, 83rd percentile, and 99th percentile of the Fund's Lipper performance group, respectively. The Trustees considered, however, that the sub-adviser's ability to manage the Fund since assuming sub-advisory responsibility on January 1, 2006 was likely impacted by continued redemptions in the Fund. In addition, the Trustees considered that the Fund's significant exposure to the financials sector impacted Fund performance during the one-year period ending August 31, 2008.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) was in the middle of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that in December 2006, the Fund's Management Fee was reduced from 1.00% to 0.85% in connection with the introduction of two new share classes to the Fund. The Trustees also considered that the Fund's contractual Management Fee ranked it in the 83rd percentile of the Fund's Lipper expense group, but that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee ranked in the 1st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.35% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's assets increased slightly in the past year and that OMCAP's decision to lower its gross management fees from 1% to 0.85% last year was helpful, but the Fund's performance over the past 12 months was discouraging. The Trustees noted that the Senior Officer's report recommends the renewal of the Management Agreement and Sub-Advisory Agreement with Barrow Hanley, and took under advisement the recommendation that this Fund warrants close attention because of its lagging performance.

Board Conclusions — The Board noted the Fund's weak relative performance and that it would monitor the Fund in this regard. The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the favorable historical performance of the Fund's sub-adviser, the favorable performance of the sub-adviser in managing other funds, the zero net Management Fee after contractual fee waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Barrow Hanley should be approved.

Old Mutual Columbus Circle Technology and Communications Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors ("Columbus Circle"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered the strong performance of the Fund's Class A shares, which ranked in the 33rd percentile, 8th percentile and 17th percentile of the Fund's Lipper performance group for the one year, two year and thirty-two month periods ending August 31, 2008, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was above the median of the Fund's Lipper expense group, but that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee ranked in the 17th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.70% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of fee caps put in place at the beginning of 2006 and the Fund's positive relative performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the strong relative performance of the Fund since the sub-adviser assumed portfolio management responsibility on January 1, 2006, the zero net Management Fee after contractual fee waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Developing Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-adviser. The Trustees noted that effective November 12, 2007, Ashfield began managing a portion of the Fund's assets. The Trust's sub-advisory agreement with Ashfield has an initial term that extends through November 12, 2009 and, therefore, was not considered for renewal at the Board's meeting on November 13, 2008. The Trustees also noted OMCAP's proposal to reorganize the Fund into the Old Mutual Strategic Small Company Fund which, if approved by shareholders, would take place on or around March 6, 2009.

Performance — With respect to performance, the Trustees considered that the Fund's Class A share performance for the one year period ending August 31, 2008 ranked it in the 86th percentile of the Fund's Lipper performance group. The Trustees also considered that the Fund's Class A share performance for the two year and thirty-two month periods ending August 31, 2008 ranked it in the 50th percentile and 57th percentile of the Fund's Lipper performance group, respectively. The Trustees noted that performance for the one year period ending August 31, 2008 was impacted by significant market volatility during the period.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees considered, however, that the Fund's management fee was below the management fee charged by OMCAP to another registered investment company portfolio that had investment strategies substantially similar to the Fund's investment strategy. The Trustees also considered that the contractual Management Fee was below the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee ranked in the 14th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.55% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that, although OMCAP has proposed reorganizing the Fund into the Strategic Small Company Fund, OMCAP should consider reallocating assets among the sub-advisers or making changes, and that, pending resolution of this issue, the Management Agreement and Sub-Advisory Agreement with Copper Rock should be renewed.

Board Conclusions — The Board noted the Fund's weak relative performance and that it would monitor the Fund in this regard. The Board also noted OMCAP's proposal to reorganize the Fund into the Old Mutual Strategic Small Company Fund on or around March 6, 2009, if approved by shareholders. The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive contractual Management Fee, and the zero net Management Fee after contractual fee waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

Old Mutual Discover Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow Hanley, Analytic and Thomson, Horstmann & Bryant, LLC ("THB"), each a sub-adviser to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the nine month period ending August 31, 2008 ranked it in the 27th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees also considered that the contractual Management Fee and the net Management Fee charged by OMCAP after its fee waiver for Institutional Class shares were both above the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.17% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees also considered that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked in the 73rd percentile of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, and the strong relative performance of the Fund during the nine month period ending September 30, 3008, the Management Fee Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Barrow Hanley, Analytic and THB should be approved.

Old Mutual Focused Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong longer-term performance during the thirty-two month period ending August 31, 2008, but noted that the Fund's relative performance declined during the one year and two year periods ending August 31, 2008. Specifically, the Trustees considered that the Fund's Class A share performance ranked in the 1st percentile of the Fund's Lipper performance group for the thirty-two month period ending August 31, 2008 and in the 55th percentile and 27th percentile of the Fund's Lipper performance group for the one year and two year periods ending August 31, 2008, respectively.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees also considered that the contractual Management Fee was at the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee ranked below the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.40% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was at the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's improved relative performance since the reorganization, which has enhanced the Fund's favorable relative long-term performance, plus the continuation of fee caps put in place at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the strong relative performance of the Fund during the thirty-two month period ending August 31, 2008, the zero net Management Fee after contractual fee waivers for the Fund's Class A shares and competitive net Management Fees for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisers. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, LLC ("Turner"), each a sub-adviser to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees noted that the Fund's Class A shares ranked in the 31st percentile of the Fund's Lipper performance group for the one year period ending August 31, 2008. The Trustees also noted that the Fund's Class A shares ranked in the 42nd percentile of the Fund's Lipper performance group for the two year period ending August 31, 2008 and in the 33rd percentile of the Fund's Lipper performance group for the thirty-two month period ending August 31, 2008.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was above the median of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted that the Fund benefitted from the fee breakpoint schedule and that as a result of the breakpoints, the actual management fee paid by the Fund for the fiscal year ending March 31, 2008 was 0.807%. The Trustees also considered that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee ranked in the 38th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.35% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of fee caps put in place at the beginning of 2006 and the Fund's solid performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the good relative performance of the Fund (in total), the good relative performance of the sub-advisers (with respect to their respective "sleeves"), the reduced net management fee after the application of breakpoints, the zero net Management Fee after contractual fee waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Heitman REIT Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Heitman Real Estate Securities, LLC ("Heitman"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees noted that the Fund's relative performance for the thirty-two month period ending August 31, 2008 was not strong, but considered the Fund's strong relative performance for the one year period ending August 31, 2008. The Trustees noted that performance for the Fund's Class A shares ranked in the 13th percentile and 38th percentile of the Fund's Lipper performance group for the one year and two year periods ending August 31, 2008, respectively. However, the Trustees also noted that the Fund's Class A share performance for the thirty-two month period ending August 31, 2008 ranked in the 63rd percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. However, the Trustees considered that the Fund's contractual Management Fee was at the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for Class A and Class Z shares, the Fund's net Management Fee was less than the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of fee caps put in place at the beginning of 2006 and the Fund's improved relative performance for the 12 month period ending August 31, 2008 supported the continuation of the Management Agreement and Sub-Advisory Agreement with Heitman for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the Fund's recent strong relative performance and the competitive net Management Fee, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Heitman should be approved.

Old Mutual Large Cap Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisers. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees noted that the Fund's Class A shares ranked in the 50th percentile and 46th percentile of the Fund's Lipper performance group for the two year and thirty-two month periods ending August 31, 2008, respectively. The Trustees also noted that the Fund's Class A shares ranked in the 86th percentile of the Fund's Lipper performance group for the one year period ending August 31, 2008. The Trustees noted that performance for the one year period ending August 31, 2008 was impacted by significant market volatility during the period.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees OMCAP charged to equity funds of which it is the adviser but was above the median of the Fund's Lipper expense group. The Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the net Management Fee was the most competitive fee in the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that, despite the Fund's recent performance, the Fund's long term performance remains above the median for this category. The trustees notes that the Senior Officer's Report indicated that the positive contribution of Ashfield and the good long-term performance of Turner, as well as the continuation of fee caps put in place at the beginning of 2006 and competitive net Management Fees, supported the continuation of the Management Agreement and Sub-Advisory Agreements with Turner and Ashfield.

Board Conclusions — The Board noted the Fund's weak short-term relative performance and that it would monitor the Fund in this regard. The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses, the zero net Management Fee after contractual waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees noted OMCAP's proposal to reorganize the Fund into the Old Mutual TS&W Mid-Cap Value Fund which, if approved by shareholders, would take place on or around March 6, 2009. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class A share performance for the one year period ending August 31, 2008 ranked in the 80th percentile of the Fund's Lipper performance group, and performance for both the two year and thirty-two month periods ending August 31, 2008 ranked in the 90th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. However, the Trustees noted that the Fund's contractual Management Fee was at the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee was the most competitive in the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.45% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that, although the performance for this Fund is well below the median compared to its Lipper performance group and the high level of shareholder redemptions are expected to continue, the Fund's Management Agreement and Sub-Advisory Agreement with Liberty Ridge should be renewed pending approval and completion of the proposed reorganization of the Fund into the TS&W Mid-Cap Value Fund.

Board Conclusions — The Board noted the Fund's weak relative performance and that it would monitor the Fund in this regard. The Board also noted OMCAP's proposal to reorganize the Fund into the Old Mutual TS&W Mid-Cap Value Fund on or around March 6, 2009, if approved by shareholders. The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses, the zero net Management Fee after contractual waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisers. The Trustees considered the portfolio management services provided by Ashfield and Turner, each a sub-adviser to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007. The Trustees also noted OMCAP's proposal to reorganize the Fund into the Old Mutual Large Cap Growth Fund which, if approved by shareholders, would take place on or around March 6, 2009.

Performance — With respect to performance, the Trustees noted that the Fund's Class A share performance ranked in the 99th percentile of the Fund's Lipper performance group for the one year period ending August 31, 2008. The Trustees noted that this represents a decline in performance from the two year and thirty-two month periods ending August 31, 2008 when the Fund's Class A share performance ranked in the 55th percentile and 45th percentile of the Fund's Lipper performance group, respectively.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — continued (Unaudited)

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. However, the Trustees noted that the Fund's contractual Management Fee was very near the median of the Fund's Lipper expense group and after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived. In addition, the Trustees noted that after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the net Management Fee was the most competitive in the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that, although the Fund's disappointing recent performance has impacted its long-term performance, the Fund's Management Agreement and Sub-Advisory Agreements with Turner and Ashfield should be renewed pending approval and completion of the proposed reorganization of the Fund into the Large Cap Growth Fund.

Board Conclusions — The Board noted the Fund's weak relative short-term performance and that it would monitor the Fund in this regard. The Board noted OMCAP's proposal to reorganize the Fund into the Old Mutual Large Cap Growth Fund on or around March 6, 2009, if approved by shareholders. The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses, the zero net Management Fee after contractual waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Small Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisers. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-adviser to a portion ("sleeve") of the Fund's assets. The Trustees noted OMCAP's proposal to reorganize the Fund into the Old Mutual TS&W Small Cap Value Fund which, if approved by shareholders, would take place on or around March 6, 2009.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong relative performance. Specifically, the Trustees considered that the Fund's Class A share performance for the one year, two year and thirty-two month periods ending August 31, 2008 each ranked in the 17th percentile of the Fund's Lipper performance group. The Trustees noted that the Fund's strong relative performance was attributable to both of the Fund's two sub-advisers.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.00% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser but that the contractual Management Fee was at the median of the Fund's Lipper expense group. The Trustees also noted that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived and after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee ranked in the 17th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was at the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that, although the continuing reduction of the Fund's assets call into question the Fund's future viability, the Fund's Management Agreement and Sub-Advisory Agreements with Eagle and Liberty Ridge should be renewed pending approval and completion of the proposed reorganization into the TS&W Small Cap Value Fund.

Board Conclusions — The Board noted OMCAP's proposal to reorganize the Fund into the Old Mutual TS&W Small Cap Value Fund on or around March 6, 2009, if approved by shareholders. The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the strong relative performance of the Fund (in total), the strong relative performance of Eagle and good relative performance of Liberty Ridge (with respect to their respective "sleeves"), the zero net Management Fee after contractual waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Strategic Small Company Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisers, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisers. The Trustees further considered the portfolio management services provided by Liberty Ridge, Eagle and Copper Rock, each a sub-adviser to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees considered that the Fund's performance ranked in the 40th percentile of its Lipper performance group for the thirty-two month period ending August 31, 2008, but that the Fund's relative performance declined to the 69th percentile and 45th percentile of its Lipper performance group during the one year and two year periods ending August 31, 2008, respectively. The Trustees noted the good relative performance of the "sleeves" sub-advised by Eagle and Liberty Ridge during the one year period ending August 31, 2008 compared to the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser but that the contractual Management Fee was below the median of the Fund's Lipper expense group. The Trustees also noted that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived and after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee ranked in the 31st percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.60% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was below the median of the Fund's Lipper expense group. The Trustees also noted OMCAP's proposal to reduce the expense limit to 1.55% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares, with corresponding limitations for the Fund's other share classes, in connection with the proposed reorganization of the Old Mutual Developing Growth Fund into the Fund which, if approved by shareholders, would be effective on or about March 6, 2009.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the proposed reorganization of the Developing Growth Fund into the Fund, proposed substitution of Liberty Ridge with Ashfield as a sub-adviser, and planned reallocation of assets among sub-advisers, along with the continuation of fee caps put in place at the beginning of 2006, supported the continuation the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge, Eagle and Copper Rock for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the good relative performance of Eagle and Liberty Ridge (with respect to their respective "sleeves"), the contractual Management Fee level below the median of the Fund's Lipper expense group, the zero net Management Fee after contractual waivers for the Fund's Class A shares and the competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Copper Rock, Liberty Ridge and Eagle should be approved.

Old Mutual TS&W Small Cap Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Thompson, Siegel & Walmsley LLC ("TS&W"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees noted that the Fund demonstrated excellent relative performance for the one year, two year and thirty-two month periods ending August 31, 2008. Specifically, the Trustees considered that for the one year period ending August 31, 2008, the Fund's Class A shares ranked in the 7th percentile of the Fund's Lipper performance group, and for both the two year period and thirty-two month period ending August 31, 2008, the Fund's Class A shares ranked in the 8th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees OMCAP charged to equity funds of which it is the adviser. The Trustees noted, however, OMCAP's proposal to reduce the Management Fee to 1.00% in connection with the proposed reorganization of the Old Mutual Small Cap Fund into the Fund which, if approved by shareholders, would be effective on or about March 6, 2009. The Trustees further noted that this reduced Management Fee would be at the median of the Fund's Lipper expense group. The Trustees also noted that after OMCAP applied contractual fee waivers for the Fund's Class A shares, the entire Management Fee was waived, although after OMCAP applied contractual fee waivers for the Fund's Class Z shares, the Management Fee fell above the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.55% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group. The Trustees also noted OMCAP's proposal to reduce the expense limit to 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares, with corresponding limitations for the Fund's other share classes, in connection with the proposed reorganization of the Old Mutual Small Cap Fund into the Fund which, if approved by shareholders, would be effective on or about March 6, 2009.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of fee caps put in place at the beginning of 2006 and excellent relative performance of the Fund's sub-adviser during the 12 month period ending August 31, 2008, as well as the anticipated increase in assets consequent to the Board's approval of the proposed reorganization of the Small Cap Fund into the Fund, supported the continuation of the Management Agreement and Sub-Advisory Agreement with TS&W for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the excellent relative performance of the sub-adviser, the zero net Management Fee after contractual waivers for the Fund's Class A shares and competitive net Management Fee for the Fund's Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with TS&W should be approved.

Old Mutual Barrow Hanley Core Bond Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the nine month period ending August 31, 2008 ranked it in the 1st percentile of the Fund's Lipper performance group and in the 24th percentile of the Fund's Lipper performance universe.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.60% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was at the high end of the fees OMCAP charged to fixed income funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was at the median of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for the Fund's Institutional Class shares, the net Management Fee was below the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 1.17% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees also considered that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked in the 25th percentile of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, and the strong relative performance of the Fund during the nine month period ending September 30, 3008, the Management Fee was appropriate and the Management Agreement with OMCAP should be approved.

Old Mutual Cash Reserves Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees also considered OMCAP's agreement to pay for the Fund's initial participation in the U.S. Treasury Department's Temporary Guarantee Program for money market funds. The Trustees further considered the portfolio management services provided by Wellington Management Company, LLP ("Wellington"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that the Fund's Class A share performance for both the two year and thirty-two month periods ending August 31, 2008 ranked it in the 27th percentile of the Fund's Lipper performance group. The Trustees noted that the Fund's Class A share performance for the one year period ending August 31, 2008 ranked it in the 36th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.40% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) is the lowest charged by OMCAP and is consistent with fee levels that are charged a typical retail money market fund. The Trustees also considered that the contractual Management Fee and the net Management Fee charged by OMCAP after its fee waiver for Class A shares and Class Z shares were both below the median of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 0.98% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's competitive yield and low fees supported the continuation of the Management Agreement and Sub-Advisory Agreement with Wellington.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive performance of the sub-adviser in managing the Fund, and the contractual and net Management Fee levels below the median of the Fund's Lipper expense group, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Wellington should be approved.

Old Mutual Dwight High Yield Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund.

Performance — With respect to performance, the Trustees considered that the Fund's Institutional Class performance for the nine month period ending August 31, 2008 ranked it in the 20th percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.70% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.05%) was the highest of the fees OMCAP charged to fixed income funds of which it is the adviser. The Trustees noted that the Fund's contractual Management Fee was above the median of the Fund's Lipper expense group, but that after OMCAP applied contractual fee waivers for the Fund's Institutional Class shares, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 0.80% per year (exclusive of certain expenses such as dividends on short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Institutional Class shares. The Trustees also considered that the Fund's net total annual operating expenses for Institutional Class shares after waivers ranked in the 60th percentile of the Fund's Lipper expense group.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the zero net Management Fee after contractual waivers for the Fund's Institutional Class shares, and the strong relative performance of the Fund during the nine month period ending September 30, 3008, the Management Fee was appropriate and the Management Agreement with OMCAP should be approved.

Old Mutual Dwight Intermediate Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight Asset Management Company ("Dwight"), the Fund's sub-adviser.

Performance — With respect to performance, the Trustees considered that for the one year period ending August 31, 2008, the Fund's Class A share performance ranked in the 25th percentile of the Fund's Lipper performance group. The Trustees noted that this represents an increase in relative performance compared to the two year and thirty-two month periods ending August 31, 2008 during which the Fund's Class A shares ranked in the 62nd percentile and 55th percentile, respectively.

Management Fees — With respect to management fees, the Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) and noted that the Management Fee is consistent with the fees that OMCAP charges other fixed income fund of which it is the adviser. The Trustees noted that the contractual Management Fee ranked in the 13th percentile of the Fund's Lipper expense group and that after OMCAP applied contractual fee waivers for Class A shares and Class Z shares, the entire Management Fee was waived.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 0.83% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees also considered that the Fund's net total annual operating expenses for Class A shares after waivers ranked in the 38th percentile of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the dramatic increase in assets over the past year, low expenses of the Fund, and good recent performance supported the renewal of the Management Agreement and Sub-Advisory Agreement with Dwight.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Board Conclusions — The Board then concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the competitive contractual Management Fee and the zero net Management Fee after contractual waivers for the Fund's Class A shares and Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Old Mutual Dwight Short Term Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-adviser, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-adviser.

Performance — With respect to performance, the Trustees noted the Fund's strong relative performance and considered that the Fund's Class A share performance for the one year and two year periods ending August 31, 2008 ranked it in the 20th percentile and 14th percentile of the Fund's Lipper performance group, respectively. The Trustees also considered that for the thirty-two month period ending August 31, 2008, the Fund's Class A shares ranked in the 31st percentile of the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) and noted that the Management Fee is consistent with the fees that OMCAP charges other fixed income fund of which it is the adviser. The Trustees noted that the contractual Management Fee ranked in the 57th percentile of the Fund's Lipper expense group but that after OMCAP applied contractual fee waivers for Class A shares and Class Z shares, the net Management Fee for both Class A and Class Z ranked in the 7th percentile of the Fund's Lipper expense group.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 2009 to no more than 0.95% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees noted that the Fund's Class A net total annual operating expenses after waivers was above the median of the Fund's Lipper expense group.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's positive relative performance and the continuation of fee caps put in place in 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreement with Dwight.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the sub-adviser in managing the Fund, and zero net Management Fee after contractual waivers for the Fund's Class A shares and Class Z shares, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Board Review and Approval of Investment Sub-Advisory Agreement with Ashfield Capital Partners, LLC (Unaudited)

Background

On November 13, 2008, the Board of Trustees ("Board" or "Trustees") of Old Mutual Funds II (the "Trust"), including all those who are not "interested persons" of the Trust, approved a new investment sub-advisory agreement (the "Sub-Advisory Agreement") between the Trust on behalf of the Old Mutual Strategic Small Company Fund (the "Fund"), Old Mutual Capital, Inc. ("Old Mutual Capital") and Ashfield Capital Partners, LLC ("Ashfield"), subject to shareholder approval. If approved, the Sub-Advisory Agreement would take effect on or about February 28, 2009 at which time Ashfield would begin providing sub-advisory services to the Fund, subject to the oversight of Old Mutual Capital and the Board.

In reaching its decision to approve the Sub-Advisory Agreement at its meeting on November 13, 2008, the Board, represented by independent legal counsel, considered the sub-advisory fee that would be paid to Ashfield by Old Mutual Capital, the sub-advisory fee breakpoints, and Ashfield's agreement to share in fee waivers and reimbursements that would limit the Fund's expenses through July 31, 2009. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques that would be used in managing the Fund; the qualifications of the investment personnel at Ashfield; the compliance programs of Ashfield; brokerage practices, including the extent Ashfield obtains research through "soft dollar" arrangements with the Fund's brokerage; and the financial and non-financial resources available to provide services required under the Sub-Advisory Agreement. The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund performance, advisory fees and expense levels.

Set forth below are the factors that the Board considered in approving the Sub-Advisory Agreement:

Board Considerations

In reviewing the Sub-Advisory Agreement, the Board considered the following matters with respect to the Fund:

- *Nature and Extent of Services* — The Board considered the portfolio management services to be provided by Ashfield under the Sub-Advisory Agreement. The Board received a presentation by Ashfield on its qualifications to manage the Fund, which included a discussion of Ashfield's management of accounts with investment objectives and strategies similar to the investment objectives and strategies of the Fund. The Board also received written materials from Ashfield regarding its qualifications to perform the portfolio management services provided under the Sub-Advisory Agreement. Based on the written material provided by Ashfield, the Board believed Ashfield to be capable and qualified to perform the services provided under the Sub-Advisory Agreement.

- *Multi-Manager Structure* — The Board considered the effectiveness with which Ashfield would operate within the Fund's multi-manager structure. In particular, the Board considered the degree to which Ashfield's investment style and processes would complement the Fund's other investment sub-advisers, Copper Rock Capital Partners, LLC ("Copper Rock") and Eagle Asset Management, Inc. ("Eagle"). Based on information provided by Old Mutual Capital, the Board concluded that Ashfield's investment style and processes would complement the investment style of Copper Rock and Eagle.

- *Profitability/Costs* — The Board also reviewed the projected profitability of Ashfield in connection with providing services to the Fund. In connection with this review, the Board reviewed Ashfield's projected costs in providing services to the Fund and the basis for allocating those costs.

- *Benefits derived by Ashfield from its relationship with the Fund* — The Board considered the fall-out benefits to Ashfield, including Ashfield's increased visibility in the investment community. The Trustees also weighed the benefits to affiliates of Ashfield, including Old Mutual Capital, the Trust's distributor, Old Mutual Investment Partners, and their common parent, Old Mutual (US) Holdings Inc.

- *Senior Officer's Report* — The Trustees considered a report from the Trust's Senior Vice President ("Senior Officer"), who is independent from the Trust's various service providers, including Ashfield, Old Mutual Capital and their affiliates, in analyzing Ashfield. The Trustees noted the due diligence performed by the Senior Officer in connection with his review of Ashfield, including in-person meetings with Ashfield's personnel. The Trustees also noted the Senior Officer's evaluation of the sub-advisory fees, which were unchanged from the sub-advisory fees that the Senior Officer evaluated in December 2007.

In reviewing the Sub-Advisory Agreement, the Board considered the following matters with respect to the Fund:

- *Performance* — The Trustees favorably viewed the fact that Ashfield's small cap growth composite outperformed its benchmark index, the Russell 2000 Growth Index, for three of the past five calendar years. The Trustees also favorably viewed the fact that there had been no turnover of investment personnel at Ashfield during the past five year period. The Trustees favorably viewed the experience of the Ashfield small cap growth strategy portfolio managers who would manage the Fund, that the investment characteristics of Ashfield's small cap growth investment strategy complemented the Fund's investment objective and strategies, and Ashfield's experience and performance record in managing small cap assets.

Board Review and Approval of Investment Sub-Advisory Agreement with Ashfield Capital Partners, LLC — concluded (Unaudited)

- **Sub-Advisory Fees** — With respect to sub-advisory fees, the Trustees noted that Old Mutual Capital will pay Ashfield's sub-advisory fee of 0.60% from the management fee Old Mutual Capital receives from the Fund (the "Management Fee"). The Trustees considered that the sub-advisory fee to be paid to Ashfield was the same fee received by the sub-adviser that Ashfield would replace and the same fee received by the other sub-advisers to the Fund. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in-line with the fees it may charge other funds.

- **Breakpoints** — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

- **Fee Waivers** — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which Old Mutual Capital was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that Old Mutual Capital was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which Old Mutual Capital agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through July 31, 2009 to no more than 1.35% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares, with corresponding limitations for the Fund's other share classes.

- **Board Conclusions** — The Board concluded that the Sub-Advisory Agreement should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, and no change to the contractual sub-advisory or Management Fee structure currently in place for the Fund, which Management Fee ranked below the median of the Fund's Lipper expense group as of September 30, 2008.

Shareholder Proxy Results (Unaudited)

At meetings of shareholders of the Small Cap Fund, the Developing Growth Fund and the Mid-Cap Fund held on February 27, 2009, shareholders of the Small Cap Fund approved a proposal to reclassify Class A, Class C, Class Z and Institutional Class shares of the Small Cap Fund into Class A, Class C, Class Z and Institutional Class shares of the TS&W Small Cap Value Fund, respectively, shareholders of the Developing Growth Fund approved a proposal to reclassify Class A, Class C, Class Z and Institutional Class shares of the Developing Growth Fund into Class A, Class C, Class Z and Institutional Class shares of the Strategic Small Company Fund, respectively, and shareholders of the Mid-Cap Fund approved a proposal to reclassify Class A, Class C, Class Z and Institutional Class shares of the Mid-Cap Fund into Class A, Class C, Class Z and Institutional Class shares of the TS&W Mid-Cap Value Fund.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Small Cap Fund	548,074	28,339	20,649	n/a
Developing Growth Fund	4,158,711	251,596	161,790	83,625
Mid-Cap Fund	5,179,639	240,791	208,224	34,618

At meetings of shareholders of the Select Growth Fund held on March 10, 2009, shareholders of the Select Growth Fund approved a proposal to reclassify Class A, Class C, Class Z and Institutional Class shares of the Select Growth Fund into Class A, Class C, Class Z and Institutional Class shares of the Large Cap Growth Fund.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Select Growth Fund	1,607,837	120,131	93,434	49,927

At meetings of shareholders of the Strategic Small Company Fund (the "Fund") held on February 20, 2009, shareholders of the Fund approved a new sub-advisory agreement between the Trust, on behalf of the Fund, Old Mutual Capital, and Ashfield.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Strategic Small Company Fund	1,083,541	80,101	72,279	n/a

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds II, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds II, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-09-491 05/2009